Exhibit 99.1

BARRICK MINING CORPORATION

Notice to Readers

November 10, 2026

The attached information is contained in the Registration Statement on Form S-1 (the “Registration Statement”) of American Barrick Gold Corporation (“American Barrick”), currently a wholly-owned subsidiary of Barrick Mining Corporation (“Barrick”), filed by American Barrick with the U.S. Securities and Exchange Commission (“SEC”) on November 10, 2026 in connection with the previously announced proposed initial public offering of American Barrick common stock (the “American Barrick IPO”). Barrick is filing the enclosed information solely for the purposes of ensuring adequate disclosure of information that may be material to its shareholders. The Registration Statement has not yet been declared effective by the SEC and is subject to completion or further amendment. The information contained in the Registration Statement is current only as of the date of the Registration Statement and the filing of the Registration Statement shall not under any circumstances create an implication that the information contained therein is correct as of any subsequent date. Barrick and American Barrick disclaim any obligation to file any amendment or other update to the Registration Statement. The American Barrick common stock may not be sold, nor may offers to buy be accepted, prior to the time the Registration Statement becomes effective. This notice does not constitute an offer to sell or the solicitation of an offer to buy American Barrick common stock, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Registration Statement is not a prospectus, offering memorandum or other offering document for purposes of applicable Canadian securities laws. The Registration Statement has not been reviewed or approved by any Canadian securities regulatory authority or the Toronto Stock Exchange (“TSX”). The common stock of American Barrick referenced in the Registration Statement is not proposed to be offered to the public or listed on any stock exchange in Canada and no offer of securities to the public is being made by Barrick or American Barrick under Canadian securities laws. Neither the TSX nor the SEC or any securities regulatory authority in any jurisdiction of Canada has approved or disapproved the contents of the Registration Statement.

The Registration Statement discloses information relating to Barrick’s subsidiary, American Barrick, which has been prepared in compliance with U.S. securities laws that differ from Canadian securities laws applicable to Barrick. For example, the carve-out financial statements included in the Registration Statement were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), while Barrick’s financial statements are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”). Certain material differences exist between IFRS and U.S. GAAP, with the result that information in or derived from the financial statements of American Barrick in the Registration Statement may not be directly comparable to information contained in Barrick’s financial statements for the same period. In addition, the Registration Statement also contains scientific and technical information and includes, as an exhibit, certain technical information relating to mineral properties prepared in compliance with subpart 1300 of SEC Regulation S-K – Disclosure by Registrants Engaged in Mining Operations under U.S. securities laws, which requirements differ in certain respects from the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects under Canadian securities laws applicable to Barrick.

As filed with the Securities and Exchange Commission on November 10, 2026

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

American Barrick Gold Corporation

(Exact name of Registrant as specified in its charter)

Nevada	1041	88-0262620
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2270 Corporate Circle, Suite 100

Henderson, Nevada 89074

(702) 522-6900

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Mark Hill

President and Chief Executive Officer

2270 Corporate Circle, Suite 100

Henderson, Nevada 89074

(702) 522-6900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christopher J. Cummings David S. Huntington Tony Y. Rim Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000	Joe Heckendorn Chief Legal Officer and Corporate Secretary American Barrick Gold Corporation 2270 Corporate Circle, Suite 100 Henderson, Nevada 89074 (702) 522-6900	Ryan J. Dzierniejko Michael J. Hong Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

American Barrick Gold Corporation, the registrant whose name appears on the cover of this registration statement on Form S-1 (this “Registration Statement”), is a Delaware corporation. Prior to the completion of the offering described herein, the registrant intends to redomicile from Delaware to Nevada.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated November 10, 2026

PRELIMINARY PROSPECTUS

American Barrick Gold Corporation

Common Stock

This is the initial public offering of American Barrick Gold Corporation (the “Company”). We are offering      shares of our common stock, par value $0.01 per share. We expect the initial public offering price to be between $     and $     per share of common stock.

Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on the New York Stock Exchange (the “NYSE”) under the symbol “ABGC.”

Upon completion of this offering, our parent company Barrick Mining Corporation will beneficially own approximately   % of our common stock (or   % if the underwriters exercise in full their option to purchase additional shares of common stock). As a result, we will be a “controlled company” under the corporate governance rules of the NYSE. See “Management—Controlled Company Exemption.”

We intend to use approximately $     of the net proceeds from this offering to repay the promissory note issued to Barrick as a dividend immediately prior to the completion of this offering. We intend to use the remainder of the net proceeds for general corporate purposes. See “Use of Proceeds.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 34 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	See “Underwriting” for a description of compensation payable to the underwriters.

We have granted the underwriters an option to purchase up to an additional      shares of our common stock, at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock against payment in New York, New York on or about     ,     .

Goldman Sachs & Co. LLC	BofA Securities	Citigroup	RBC Capital Markets

The date of this prospectus is     ,     .

i

Through and including     ,    (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than the information contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. Neither we nor the underwriters have authorized any other person to provide you with different or additional information or take any responsibility for, or can provide any assurance as to the reliability of, any other information that others may give you. Neither we nor the underwriters are making an offer to sell shares of common stock in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of common stock. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy these shares of common stock in any circumstances under which such offer or solicitation is unlawful.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of common stock and the distribution of this prospectus outside the United States.

Unless otherwise indicated or unless the context otherwise requires, (a) all references in this prospectus to the “Company,” “American Barrick,” “we,” “us,” “our” and similar terms refer to American Barrick Gold Corporation and its consolidated subsidiaries after giving effect to the Separation (as defined herein) and (b) all references in this prospectus to “Barrick” prior to the Separation are to Barrick Mining Corporation and its consolidated subsidiaries including the Company and its consolidated subsidiaries and, following the Separation, are to Barrick Mining Corporation and its consolidated subsidiaries excluding the Company and its consolidated subsidiaries. In addition, unless the context otherwise requires, statements relating to our history in this prospectus describe the history of the North America Business (as defined herein) as it was conducted as part of Barrick prior to the Separation and forward-looking statements assume the completion of the Separation.

In this prospectus, we use the term “Tier One” to refer to a gold asset or operation with a $1,500 per ounce mineral reserve with potential to deliver a minimum 10-year life, annual production of at least 500 Koz of gold and with projected costs per ounce in the lower half of the industry cost curve. A Tier One gold asset or operation must be located in a world-class geological district with potential for organic mineral reserve growth and long-term geologically driven addition. In addition, we use the term (a) “reserve life” to refer to a number of years calculated by dividing attributable mineral reserves as of December 31, 2025 by the attributable production in 2025 and (b) “attributable” to refer to an amount that is attributable to our proportionate share based on our 61.5% controlling interest in Nevada Gold Mines and our 60% controlling interest in Pueblo Viejo. These terms may not be comparable to similarly named terms reported by other companies.

PRESENTATION OF FINANCIAL INFORMATION

We have historically operated as part of Barrick. The financial information included in this prospectus has been prepared as if we had operated as a single economic group during the reporting periods presented and, accordingly, has been prepared on a carve-out basis, which involves aggregating the financial information of the combining entities and eliminating intercompany transactions between such entities, including income and expenses, and profit or losses. Comparative figures have been presented as if the combining entities had been combined for the entire comparative period. The financial information includes the assets, liabilities, revenues and expenses directly attributable to us based on the proposed operations to be included in the North America Business. Additionally, revenues and expenses include certain allocated amounts from Barrick and its other subsidiaries related to the North America Business such as shared services, centralized functions and corporate overhead. Allocations were determined by management on a reasonable and consistent basis using metrics that reflect the cost of the North America Business, such as operating costs and capital expenditures. These costs are included in general and administrative expenses. In addition, our financial information included in this prospectus has been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”), while Barrick prepares its consolidated financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). Certain differences exist between IFRS and GAAP, which are material to the financial information herein.

The carve-out financial statements included herein, consisting of our audited carve-out financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 (together with the notes thereto, the “annual carve-out financial statements”) and our unaudited condensed interim carve-out financial statements as of June 30, 2026 and for the six months ended June 30, 2026 and 2025 (together with the notes thereto, the “condensed interim carve-out financial statements” and, together with the annual carve-out financial statements, the “carve-out financial statements”), reflect our financial position, results of operations and cash flows as we were historically managed, in accordance with GAAP.

The financial information included in this prospectus may not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been a standalone company during the periods presented, including changes that will occur in our operations and capital structure as a result of this offering and the Separation described herein. In addition, the financial information included in this prospectus may not necessarily reflect what our financial condition, results of operations, and cash flows may be in the future. See “Risk Factors—Risks Related to the Separation—We have no history of operating as an independent company, and our historical financial information is not necessarily representative of the results that we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.”

Our significant accounting policies are disclosed in note 2 to the carve-out financial statements included elsewhere in this prospectus, including a summary of recently adopted accounting policies and future changes in accounting policies not yet adopted.

In this prospectus and the carve-out financial statements, unless otherwise specified or the context otherwise requires, all monetary amounts are in U.S. dollars and all references to “$” and “US$” mean U.S. dollars. All references to “C$” mean Canadian dollars.

NON-GAAP FINANCIAL MEASURES

This prospectus contains certain financial measures that are not required by, or prepared in accordance with, GAAP. We refer to these measures as “non-GAAP” financial measures. These non-GAAP financial measures include “adjusted net earnings,” “attributable adjusted net earnings,” “free cash flow,” “attributable free cash flow,” “EBITDA,” “adjusted EBITDA,” “attributable adjusted EBITDA,” “attributable adjusted EBITDA margin,” “net leverage,” “minesite sustaining capital expenditures,” “project capital expenditures,” “total cash costs per ounce (“TCC/oz”),” “all-in sustaining costs per ounce (“AISC/oz”)” and “realized price.” These are supplemental financial measures and should not be viewed as a substitute for GAAP financial measures. Although our management uses these non-GAAP financial measures when planning, monitoring and evaluating our performance, these non-GAAP financial measures should be considered only in conjunction with results presented in accordance with GAAP. The non-GAAP financial measures we present may not be comparable to similarly named measures reported by other companies.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for our definitions of these non-GAAP financial measures, information about how and why we use these non-GAAP financial measures and a reconciliation of each of these non-GAAP financial measures to its most directly comparable financial measure calculated in accordance with GAAP.

INDUSTRY AND MARKET DATA

Certain information used in this prospectus contains statistical data, estimates and forecasts concerning the industry in which we operate that are based on external service providers (for which data is not publicly available), other publicly available information and independent industry publications, as well as our internal sources and general knowledge of, and expectations concerning, the industry.

Within this prospectus, we reference information and statistics regarding the mining industry and gold, silver and other commodity prices. We have obtained this information and statistics from various independent third-party sources, including independent industry publications, reports by governmental agencies, market research firms and other independent sources, such as the U.S. Geological Survey, the World Gold Council, Wood Mackenzie and the Fraser Institute. We have not commissioned any of the publications or reports by third-party sources referred to in this prospectus. Some data and other information contained in this prospectus are also based on our management’s estimates and calculations, which are derived from our review and interpretation of internal surveys and independent sources. Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share within this industry. While we believe such information is reliable, we have not independently verified any third-party information. While we believe our internal company research and estimates are reliable, such research and estimates have not been verified by any independent source. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause our future performance to differ materially from our assumptions and estimates. As a result, you should be aware that market, ranking and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. Although we are responsible for all of the disclosure contained in this prospectus, neither we nor the underwriters can guarantee the accuracy or completeness of any such information contained in this prospectus.

Some of the information contained herein has also been extrapolated from market data, reports, surveys and studies using our experience and internal estimates. Elsewhere in this prospectus, statements regarding the industry in which we operate, our position in this industry and the size of certain markets are based solely on our experience, internal studies, estimates and surveys and our own investigation of market conditions. For the avoidance of doubt, nothing stated in this section operates to relieve the Company, Barrick or the underwriters from liability for any misrepresentation contained in this prospectus for which they have liability under applicable securities laws.

TRADEMARKS AND TRADE NAMES

We own or have rights to various trademarks, trade names or service marks that we use in connection with our business, and our other registered and common law trade names, trademarks and service marks, including our corporate logo. This prospectus also includes references to trademarks and trade names of other companies, which trademarks and trade names are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ™ and ® symbols, but the absence of those symbols is not intended to indicate, in any way, that we will not assert our rights, or that the applicable owner will not assert its rights, to the fullest extent under applicable law, to such trademarks, service marks and trade names.

NOTICE REGARDING MINERAL DISCLOSURE

The technical report summaries and the technical reports for our material properties, the Nevada Gold Mines Complex, the Pueblo Viejo mine and the Fourmile Project, have been prepared in accordance with subpart 1300 of Regulation S-K—Disclosure by Registrants Engaged in Mining Operations (“S-K 1300”), which governs U.S. disclosure for mining registrants. The Nevada Gold Mines S-K 1300 Technical Report, the Pueblo Viejo S-K 1300 Technical Report and the Fourmile S-K 1300 Technical Report (each as defined below) are included as Exhibits 96.1, 96.2 and 96.3, respectively, to the registration statement of which this prospectus forms a part.

The mineral reserve and mineral resource estimates herein were prepared in accordance with S-K 1300. Investors are cautioned that while S-K 1300 recognizes “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources,” investors should not assume that all or any part of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms indicate, and such estimates are subject to, a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources,” “indicated mineral resources” or “inferred mineral resources” are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.

The scientific and technical information contained in this prospectus relating to the Nevada Gold Mines (“NGM”) Complex is based on the technical report summary titled “S-K 1300 Technical Report Summary on the NGM Complex, Nevada, USA” dated May 14, 2026 with an effective date of December 31, 2025, prepared by Mark Roux, Pr.Sci.Nat., Thamsanqa Mahlangu, Pr. Eng., and Timothy Webber, RM SME (the “Nevada Gold Mines S-K 1300 Technical Report”) and has been reviewed and approved by such authors, each an employee of the Company and a “qualified person” within the meaning of S-K 1300 as of the date of the Nevada Gold Mines S-K 1300 Technical Report. The scientific and technical information contained in this prospectus relating to the Pueblo Viejo mine is based on the technical report summary titled “S-K 1300 Technical Report Summary on the Pueblo Viejo Mine, Sanchez-Ramirez, Dominican Republic” dated May 14, 2026 with an effective date of December 31, 2025, prepared by Peter Jones, MAIG, Jeffrey Winterton, PhD, RM SME, Clifford Krall, RM SME, Bassam El Husseini, PhD, P.Eng., and Russell Owen, FAusIMM (the “Pueblo Viejo S-K 1300 Technical Report”) and has been reviewed and approved by such authors, each an employee of the Company and a “qualified person” within the meaning of S-K 1300 as of the date of the Pueblo Viejo S-K 1300 Technical Report. The scientific and technical information contained in this prospectus relating to the Fourmile Project is based on the technical report summary titled “S-K 1300 Technical Report Summary and Initial Assessment with Economic Analysis on the Fourmile Project, Nevada, USA” dated November 10, 2026 with an effective date of December 31, 2025, prepared by Mark Roux, Pr.Sci.Nat., Thamsanqa Mahlangu, Pr. Eng., Blaine Bovee, SME (Reg.) and Clifford Krall, SME (Reg.) (the “Fourmile S-K 1300 Technical Report”) and has been reviewed and approved by such authors, each a “qualified person” within the meaning of S-K 1300 as of the date of the Fourmile S-K 1300 Technical Report and, other than Blaine Bovee, an employee of the Company. Blaine Bovee is an employee of SLR International Corporation, which is not affiliated with us or with any other entity that has an ownership, royalty or other interest in the Fourmile Project.

v

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business,” “The Separation” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and the carve-out financial statements and the notes thereto included elsewhere in this prospectus, before deciding to invest in our common stock. Unless otherwise indicated or unless the context otherwise requires, references in this prospectus to our historical assets, liabilities, businesses or activities are generally intended to refer to the historical assets, liabilities, businesses or activities of the North America Business as it was conducted as part of Barrick prior to the Separation. Such information may not necessarily reflect what our historical financial condition, results of operations or cash flows would have been had we been a standalone company during the periods presented or what our financial condition, results of operations and cash flows may be in the future.

Who We Are

American Barrick is a premier pure-play gold producer and the largest gold producer with a portfolio of assets located entirely in North America. We operate six large, high-quality assets in two jurisdictions, Nevada and the Dominican Republic, including every Tier One gold asset that exists in the United States and four of the world’s 16 largest gold assets by 2025 production. In 2025, we produced 2.0 million ounces (“Moz”) of gold on an attributable basis. Our portfolio is underpinned by 40 Moz of attributable mineral reserves, representing a 20-year reserve life, and 38 Moz of attributable mineral resources.

Our portfolio is anchored by our 61.5% joint venture interest in Nevada Gold Mines in the United States, the largest gold mining complex in the world and the centerpiece of the premier gold mining jurisdiction globally. Within Nevada Gold Mines, we are advancing the Fourmile project, which we believe is one of the most significant gold discoveries of the last 25 years. Fourmile represents a compelling source of future growth, integrated into the Cortez Complex and supported by Nevada Gold Mines’ existing infrastructure. Assuming Fourmile timely reaches its expected annual production run-rate, by 2034 we would own and operate five of the seven North American mines producing over 500 thousand ounces (“Koz”) per year.

Nevada Gold Mines is located in Nevada and accounted for 81% of our attributable gold production in 2025. Nevada is the world’s premier gold mining jurisdiction, ranked the #1 mining jurisdiction globally for investment attractiveness on the Fraser Institute’s 2025 survey and a top-three jurisdiction for nine consecutive years. The State of Nevada has contributed 72% of overall U.S. gold production since 2020 and is also the #2 gold mineral resource endowment on Earth, making it the most important and prospective geological land package in the Western Hemisphere.

Gold plays a fundamental role globally as an investment asset and a store of wealth. For today’s investors, exposure to gold delivers compelling benefits: long-term capital appreciation, portfolio diversification, and inflation protection. Global market interest in gold is surging. The gold price averaged $4,545 per ounce over the nine months ended September 30, 2026, reflecting sustained central bank buying, geopolitical uncertainty, and record global demand, with annual consumption now exceeding 160 million troy ounces, valued at over $700 billion (based on a $4,545 per ounce gold price).

Against this robust commodity backdrop, our focused portfolio of scaled assets, strong cash generation, embedded growth, robust balance sheet and a focus on management alignment and capital returns forms a premier, pure-play North American gold producer and provides stockholders differentiated exposure to gold that we believe is unique in the global equity market.

WHO WE ARE

The New North American Pure-Play Gold Company

TIER ONE ASSETS AT UNMATCHED SCALE

TIER ONE PORTFOLIO
4
Operating Tier One assets[(1)]

INDUSTRY LEADING PRODUCER
2.0 Moz
Au produced in 2025 (attributable)

PRODUCTION GROWTH
5% CAGR
2026 – 2028 NGM production growth

IN ATTRACTIVE, LOW-RISK JURISDICTIONS

NORTH AMERICAN CHAMPION
100%
of assets in North America

MAJORITY US OPERATIONS
81%
of production from the US in 2025 [(2)]

LOWEST-RISK JURISDICTION
#1
PPI Fraser Institute ranking for Nevada

FOURMILE: A GENERATIONAL GROWTH PROJECT

TARGET PRODUCTION
750 – 850 Koz
Au per year (100% basis)

LEADING COST PROFILE
~$850 – $950/oz AISC
Bottom quartile of industry costs

LONG LIFE
>15
Year mine life

SUPERIOR FINANCIAL PERFORMANCE

HIGHLY PROFITABLE
$2.2bn
2025
Attributable net income

$4.0bn
2025
Attributable adj. EBITDA[(3)]

MEANINGFUL GROWTH
103%
Attributable net income CAGR ’23-’25

54%
Attributable adj. EBITDA CAGR ’23-’25[(3)]

SIGNIFICANT CASH FLOW PROFILE
$5.3bn
2025
Net cash provided by operating activities

$2.0bn
2025
Attributable free cash flow [(3)]

SECTOR LEADING LONGEVITY

RESERVE LIFE[(4)]
20
years

PROVEN & PROBABLE RESERVES
40
Moz Au (attributable)

MINERAL RESOURCES
38
Moz Au (attributable)[(5)]

Source: Barrick disclosure, Fraser Institute, Wood Mackenzie.

1) *“Tier One” refers to a gold asset or operation with a $1,500 per ounce mineral reserve with potential to deliver a minimum 10-year life, annual production of at least 500 Koz of gold and with projected costs per ounce in the lower half of the industry cost curve.*
2) *Based on attributable production in 2025.*
3) *Attributable adjusted EBITDA and attributable free cash flow are non-GAAP financial measures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a reconciliation to the most directly comparable GAAP financial measure.*
4) *Reserve life is defined as attributable mineral reserves as of December 31, 2025 divided by attributable production in 2025.*
5) *Mineral resources include 18 Moz of attributable measured and indicated mineral resources and 20 Moz of attributable inferred mineral resources.*

Our Foundational Assets and Operations: Tier One Assets at Unmatched Scale

A map of our world-class operations in North America is below:

World's largest gold mining complex
Nevada Gold Mines Complex
(61.5% Ownership)
– Mining Complexes: Carlin, Cortez, Turquoise Ridge, Phoenix
United States
Northern Nevada, USA
Open Pit
Underground
NGM Mineral Rights
Turquoise Ridge Complex
Carlin Complex
Phoenix
Fourmile1 (Exploration-Stage)
Cortez Complex (Goldrush)
Pueblo Viejo
(60% Ownership)
Dominican Republic
Assets
Tier One Assets

(1)

Fourmile asset consolidated within the Cortez Complex, following completion of vend-in to the Nevada Gold Mines joint venture. Fourmile is a potential Tier One asset based on the results of the initial assessment included in the Fourmile S-K 1300 Technical Report (the “Fourmile initial assessment”).

The Nevada Gold Mines Complex

Nevada Gold Mines is the world’s largest gold mining complex, as measured by production. Through its network of large-scale mining complexes, Nevada Gold Mines contains one of the largest gold mineral reserve and mineral resource endowments anywhere in the world. We own and operate Nevada Gold Mines through a joint venture with Newmont Corporation (“Newmont”) in which we hold a 61.5% controlling interest.

Nevada Gold Mines is located in northern Nevada, one of the world’s most prolific gold districts, which has produced over 150 Moz of gold over its history. Since its formation in 2019, Nevada Gold Mines has accounted for over 50% of the gold production in the United States on a consolidated basis. For the six months ended June 30, 2026 and the year ended December 31, 2025, Nevada Gold Mines produced 758 Koz and 1.59 Moz of gold, respectively, attributable to our 61.5% controlling interest. Substantial future anticipated production at Nevada Gold Mines is underpinned by a large, high-grade mineral reserve base and extensive brownfield exploration potential. We believe no other gold producer in North America can replicate this network of large-scale mining complexes, mineral reserves and mineral resource potential.

The Nevada Gold Mines Complex encompasses the Carlin, Cortez (including the Fourmile project), Turquoise Ridge and Phoenix Complexes, as well as supporting infrastructure. On a standalone basis, each of the Carlin, Cortez and Turquoise Ridge Complexes is a Tier One gold asset. Nevada Gold Mines operates these mining complexes as a network of integrated assets, which have complementary processing facilities and supporting infrastructure. This integrated operating model optimizes ore routing, extends processing facility lives, improves recoveries and provides other operational and capital synergies and benefits that come from the economies of scale associated with a district-wide footprint. Based on 2025 gold production on a 100% basis, the Nevada Gold Mines Complex is larger than the next four top North American assets not owned by us, combined.

The Nevada Gold Mines Complex, the largest gold mining complex in the world

Pueblo Viejo

Pueblo Viejo, located in the Dominican Republic, is the fifth largest gold asset in North America based on 2025 gold production. We own Pueblo Viejo through a joint venture with Newmont in which we hold a 60% controlling interest and serve as the operator. Since its commissioning in 2012, Pueblo Viejo has had cumulative attributable production of approximately 7.0 Moz of gold. For the six months ended June 30, 2026 and the year ended December 31, 2025, Pueblo Viejo had attributable production of 193 Koz and 379 Koz of gold, respectively.

Pueblo Viejo is a Tier One gold asset with substantial production, long mineral reserve life and processing infrastructure. Since 2019, its attributable mineral reserves have grown 111%, net of production. The Pueblo Viejo expansion and mine-life extension project, comprising a recently completed processing facility expansion and the El Naranjo tailings storage facility (the “Naranjo TSF”) now under development, is designed to extend the mine life through 2048.

Top 20 Global Gold Assets by 2025 Gold Production (Koz, 100% Basis)

Note:

All assets shown on a 100% basis, in Koz. NGM includes Carlin, Cortez, Turquoise Ridge, and Phoenix Complexes & Other. We hold a 61.5% controlling interest in Nevada Gold Mines and a 60% controlling interest in Pueblo Viejo.

(1)	Source: Wood Mackenzie.

Top 10 North American Gold Assets by 2025 Gold Production (Koz, 100% Basis)

Note:

Company names reflect the operator. All assets shown on a 100% basis, in Koz. NGM includes Carlin, Cortez, Turquoise Ridge, Phoenix Complexes & Other. We hold a 61.5% controlling interest in Nevada Gold Mines and a 60% controlling interest in Pueblo Viejo. Source: Publicly available information.

(1)	Fort Knox production shown on a gold-equivalent basis.

Financial Overview: Strong Operational Performance and Accelerating Momentum

We delivered strong operational performance in 2025, producing 2.0 Moz of gold attributable to our interests, at a cost of sales of $1,680 per ounce, a total cash cost of $1,315 per ounce, and an all-in sustaining cost of $1,687 per ounce. In 2025, we generated consolidated revenue of $11.40 billion, net earnings attributable to owners of $2.24 billion, and attributable adjusted EBITDA of $4.02 billion. From 2023 to 2025, attributable adjusted EBITDA grew at a 54% CAGR and attributable net earnings grew at a 103% CAGR.

This momentum has carried into 2026. In the first half of the year, attributable production rose 7% year over year with lower all-in sustaining costs at both Nevada Gold Mines and Pueblo Viejo. In the six months ended June 30, 2026, we produced 951 Koz of gold attributable to our interests, at a cost of sales of $1,856 per ounce, a total cash cost of $1,444 per ounce, and an all-in sustaining cost of $1,794 per ounce, and we generated consolidated revenue of $7.26 billion, net earnings attributable to owners of $1.77 billion and attributable adjusted EBITDA of $2.85 billion. See “—Summary Historical Financial and Other Information.”

Our portfolio of mining complexes has demonstrated a track record of robust margins through the cycle and provides substantial cash flow generation potential across a range of gold prices. The charts below show an illustrative sensitivity of our 2025 attributable adjusted EBITDA and attributable adjusted EBITDA less attributable capital expenditures at a range of potential realized gold prices, highlighting our strong leverage to gold prices.

(1)

These charts illustrate hypothetical 2025 attributable adjusted EBITDA and attributable adjusted EBITDA less attributable capital expenditures based on a range of alternative realized gold prices. We calculated the hypothetical attributable adjusted EBITDA amounts above by applying each hypothetical realized gold price minus TCC/oz to the actual ounces of gold sold in 2025, and subtracting actual 2025 corporate general and administrative, exploration and project expenses of $288 million. We calculated the hypothetical attributable adjusted EBITDA less attributable capital expenditures by subtracting actual 2025 attributable capital expenditures of $896 million from the hypothetical attributable adjusted EBITDA. All factors are held constant at their actual 2025 levels other than the realized gold prices, including costs relating to royalties. This sensitivity analysis is hypothetical and included for illustrative purposes only. It is not a projection, forecast, estimate or target about our performance, or a prediction or statement about future gold prices. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for definitions of non-GAAP financial measures used in this sensitivity analysis and reconciliations of such measures to their most directly comparable GAAP measures.

Gold Market Overview

As one of the world’s most enduring stores of value, gold occupies a critical position at the intersection of monetary policy, commodity markets and global capital flows. In the current environment of geopolitical instability and a broad shift toward accommodative central bank policy, demand for gold has intensified, driving a significant increase in its price.

Demand for gold remained strong in 2025, with the World Gold Council reporting that total demand exceeded 5,000 tonnes (approximately 161 Moz) for the first time. Based on World Gold Council data, central bank purchases totaled approximately 863 tonnes (approximately 28 Moz) in 2025 and remain historically high into 2026. This strength in official-sector demand has been linked to heightened geopolitical risk since 2022.

Historical Global Annual Gold Demand Since 2010

Note:

Data as of December 31, 2025. Value of gold demand from the World Gold Council is calculated as total global gold demand multiplied by the average annual gold price. Source: ICE Benchmark Administration, Metals Focus, Refinitiv GFMS, World Gold Council.

Over the past decade, gold prices have experienced strength and resilience. In the midst of continued economic and geopolitical challenges, we believe gold has cemented its place as a safe-haven investment and store of value. The average gold price in the fourth quarter of 2025 was $4,135 per ounce (a 55% increase year-over-year), bringing the 2025 annual average price to $3,432 per ounce (a 44% increase year-over-year). In 2026 the price of gold has continued to trade strongly, averaging $4,545 per ounce over the nine months ended September 30, 2026.

Historical Gold Prices Since January 1, 2000

Note:	Data as of September 30, 2026. Source: Bloomberg market data.

The World Gold Council states that central banks hold gold primarily for diversification and to hedge against geopolitical risk. The World Gold Council also states that some emerging and developing economy reserve managers cite sanctions and potential changes in the international monetary system as influences on their gold allocations. Across investor channels, surveys show that alongside price-driven motivations, safe-haven and diversification motives were consistent themes driving gold investment interest through 2025. While the volume of global jewelry demand decreased in response to record gold prices, sentiment toward gold jewelry remained resilient, with the value of global demand reaching record levels, climbing 18% year-over-year to a record $172 billion.

Our Competitive Strengths

Our competitive strengths include:

(1)	Focused portfolio of Tier One gold assets

(2)	Low-risk operating jurisdictions

(3)	Proven track record of replacing and growing mineral reserves in our operating districts, enhancing asset valuation, mine life and value-accretive growth opportunities

(4)	Balance sheet strength and flexibility, allowing for commitment to disciplined capital allocation and attractive stockholder returns

(5)	Experienced management team

Focused Portfolio of Tier One Gold Assets

Our foundational assets comprise controlling ownership interests in a focused portfolio of premier North American gold assets, anchored by the Nevada Gold Mines Complex, the world’s largest gold mining complex by 2025 production, and Pueblo Viejo, the fifth largest gold asset in North America. These assets are large-scale, long-life and located in world-class geological districts, which we believe have the size, cost profile and mineral reserve quality to support consistent production and strong margins over many years. They offer meaningful potential for organic mineral reserve replacement and growth over time. Extensive processing facilities and infrastructure developed over decades of operating history further underpin the quality and durability of these assets.

Based on 2025 consolidated production, 80% of our operating mines produce more than 500 Koz of gold per annum on average, as compared to other gold producing peers which have more fragmented operating footprints. Combined with our industry-leading reserve life of approximately 20 years, these attributes provide a durable and sustainable foundation for long-term production and cash flow generation.

Low-Risk Operating Jurisdictions

We are differentiated from our peers by the location of our assets in stable, low-risk North American jurisdictions with established regulatory frameworks, infrastructure and the rule of law. Operating in low-risk jurisdictions provides greater certainty around permitting, fiscal terms and long-term capital deployment, reducing geopolitical and sovereign risk and enabling management to remain focused on operational execution. We operate in only two jurisdictions, lowering complexity as compared to other precious metals peers, some of which operate in greater than ten jurisdictions.

Our portfolio of U.S. assets benefits from an advantaged location in the State of Nevada, which was ranked as the number one overall mining jurisdiction on the Fraser Institute’s Investment Attractiveness Index for 2025. Nevada has held a position among the top three jurisdictions in the index for the last nine years. Nevada also ranked first on the Fraser Institute’s Policy Perception Index for 2025, reflecting strong industry perceptions across key factors including regulatory certainty, legal system quality, taxation, political stability, and transparency.

Source: Fraser Institute Annual Survey of Mining Companies (2025), World Gold Council, Nevada Division of Minerals.

Proven Track Record of Replacing and Growing Mineral Reserves, Bolstered by Our Successful Experience in Exploration and Development Within Our Existing Gold Districts

Our long-standing mineral reserve replacement strategy has consistently grown proven and probable mineral reserves above depletion across our core asset base. On an attributable basis, total contained proven and probable mineral reserves across the American Barrick portfolio increased from approximately 35.4 Moz as of December 31, 2019 to approximately 40.0 Moz as of December 31, 2025, while mining 16.2 Moz over the period. This outcome reflects disciplined exploration, systematic conversion of mineral resources to mineral reserves and ongoing mine life extension initiatives.

American Barrick Attributable Mineral Reserves – Contained Ounces (Moz)

The Nevada Gold Mines Complex has maintained a deep inventory of measured and indicated mineral resources available for systematic conversion to proven and probable mineral reserves. When the Nevada Gold Mines joint venture was formed, proven and probable mineral reserves attributable to our 61.5% controlling interest totaled 345 Mt at 2.7 g/t containing 29.7 Moz as of December 31, 2019. Between December 31, 2019 and December 31, 2025, we have depleted a cumulative 13.2 Moz of gold attributable to our 61.5% controlling interest. During this same period, we have added proven and probable mineral reserves of 11.2 Moz of contained gold attributable to our 61.5% controlling interest, such that as of December 31, 2025, Nevada Gold Mines hosts 320 Mt at 2.69 g/t containing 27.7 Moz of proven and probable mineral reserves, attributable to our 61.5% controlling interest. We have also developed a substantial mineral resource base at Fourmile (part of our Cortez Complex), creating a clear and significant opportunity for further mineral reserve delineation.

Our discipline also extends to Pueblo Viejo, where ongoing mine life extension and continued investment in the existing operation have supported long-term production. Between 2019 and 2025, contained proven and probable mineral reserves have grown by 111%, from 71 Mt at 2.49 g/t containing 5.7 Moz of proven and probable mineral reserves as of December 31, 2019 to 190 Mt at 2.06 g/t containing 12 Moz of proven and probable mineral reserves as of December 31, 2025, attributable to our 60% controlling interest. This increase in contained proven and probable mineral reserves is net of cumulative depletion of 3.0 Moz over the same period attributable to our 60% controlling interest in Pueblo Viejo.

We have operated in Nevada since the 1980s and have developed substantial expertise in exploring and finding new and large-scale deposits within our unmatched land position over our forty-plus year history in the district. We estimate that, through Nevada Gold Mines and our other wholly owned or controlled properties, we control approximately 40% of the total exploration ground in Nevada’s Great Basin district held or controlled by major mining companies, representing the largest strategic land position among such companies and providing a uniquely scaled platform for continued exploration and discovery. Our district-level focus on mineral reserve conversion, mineral resource upgrading, and new exploration targets prioritizes orebody extensions and near-mine satellite deposits that have maintained our production base for decades. Our approach and intimate knowledge of this district and our complexes allow us to leverage existing operations and infrastructure with the aim of lowering the cost of discovery, development and production that supports multi-decade mining.

In recent years, we have materially grown our drilling investment across mining, mineral reserves and resource conversion, and exploration activities. The nature of our drilling investment has also shifted towards exploration activities. This shift has been supported by exploration successes, notably at Fourmile, and exemplifies our ability to identify and advance high-grade mineralization within mature districts. These initiatives have increased our annual drilling by over 15% between the 2020–2022 period and the 2023–2025 period, as shown in the table below.

	2020 – 2022	2023 – 2025
Average Annual Drilling Over Period (Km)	372	429
Spend on Mineral Reserve and Mineral Resource Conversion (%)	71%	59%
Spend on New Exploration and Discovery (%)	29%	41%

Note:	Breakdown between mineral reserve and mineral resource conversion and new exploration and discovery excludes normal course drilling associated with day-to-day operations.

Our unmatched land position, extensive knowledge and regional expertise, paired with our highly active exploration program, which averaged 429 kilometers of annual drilling from 2023 to 2025, with 41% of exploration spend directed toward new exploration and discovery, position us well for future discoveries within the district.

Top Ten Americas Gold Discoveries in the Last 15 Years by Total Mineral Resources (100% Basis)

Note:

All assets shown based on total contained gold, calculated using the most recent mineral resource estimate (inclusive of measured, indicated and inferred mineral resources) as disclosed by the company’s current owner, adjusted for historical production from the deposit where applicable. All deposits shown on a 100% basis, in Moz Au. We hold a 61.5% controlling interest in Fourmile and Goldrush. Source: Publicly available information.

(1)	Fourmile mineral resources as of December 31, 2025: Indicated: 4.6 Mt @ 17.59 g/t for 2.6 Moz Au; Inferred: 25 Mt @ 16.9 g/t for 13 Moz Au.
(2)	Goldrush mineral resources as of December 31, 2024: Measured and indicated: 53 Mt @ 6.00 g/t for 10.2 Moz Au; Inferred: 24 Mt @ 5.50 g/t for 4.3 Moz Au.

Balance Sheet Strength and Flexibility, Allowing for Commitment to Disciplined Capital Allocation and Attractive Stockholder Returns

Our capital allocation framework is designed to balance the reinvestment required to maintain and grow our Tier One asset base with the delivery of robust stockholder returns. We anticipate that our strong free cash flow will be able to support a best-in-class stockholder return framework through the commodity cycle. We employ a disciplined “waterfall” approach to prioritize the use of our free cash flow, as follows:

(1) Reinvestment in Our Tier One Assets: We will continue to invest in maintaining and growing our core operations to develop long-life, safe, and sustainable production for decades to come.

(2) Deliver a Sustainable Base Dividend: Our dividend policy will be anchored by an expected annualized base dividend of $1.25 billion, paid on a quarterly basis.

(3) Seek Value Accretive Growth Investments: We will apply a disciplined approach to identifying and pursuing opportunities to grow our production profile. This includes further optimizing and investing in our Tier One assets to drive growth in production, including brownfield and greenfield opportunities, as well as seeking attractive strategic opportunities as they arise.

(4) Maintain a Strong Balance Sheet: As of June 30, 2026, after giving effect to the Transactions (as defined below), we would have had a strong balance sheet of approximately zero net debt ($2.8 billion of cash against approximately $2.75 billion of debt) and going forward will target a net cash position of $1.0 billion (plus or minus $2.0 billion). Our de-levered balance sheet provides significant flexibility.

(5) Additional Top-Up Dividends: We expect that remaining free cash flow in excess of our target net cash will be paid out as a special dividend, subject to the discretion of our board of directors.

We believe the combination of our strong balance sheet, high cash flow generation and robust growth opportunities provides us with the flexibility to pursue the most attractive opportunities and to allocate capital where we believe we can drive the highest returns to our stockholders. Our base dividend policy will position us among the highest cash-returning companies in our peer group.

For illustrative purposes only, and not as a projection or forecast of future results, our attributable free cash flow for the year ended December 31, 2025 of $1.98 billion would have been sufficient to support a top-up dividend of approximately $0.73 billion after payment of our $1.25 billion annual base dividend, assuming our target net cash level had been in effect and achieved as of that date.

Experienced Management Team

Our management team and board of directors have decades of combined mining sector experience, including deep expertise in exploration, development, safe operations and capital markets. Our leadership team has operated within global mining organizations for many years and possesses the technical, financial and governance understanding required to manage large-scale mining assets. We intend to leverage our collective experience, institutional knowledge and industry relationships to support disciplined decision-making, operational execution and long-term value creation for our stockholders and stakeholders.

Under our operating model, day-to-day mining activities at the Nevada Gold Mines Complex and Pueblo Viejo are managed at the site level, while strategic planning and governance are managed centrally. Our site-based teams are responsible for operational execution, including production activities and workforce management. We apply centralized oversight across our portfolio with respect to technical standards, mine planning, metallurgical practices, safety frameworks, and major capital decisions. We believe this approach allows us to maintain local accountability and operational flexibility while ensuring consistency, technical discipline and risk management across the Company.

Our Strategies

We maintain three key strategic pillars that underpin our commitment to operational excellence:

(1)	Continued focus on safety improvement and workforce development

(2)	Operational delivery

(3)	Sustainable growth through a robust brownfield and greenfield growth pipeline

Continued Focus on Safety Improvement and Workforce Development

Safe and Efficient Operations

Our safety strategy rests on four priorities:

(1)	Critical risk management and fatality prevention, including field verification of critical controls designed to prevent fatalities

(2)	Safety leadership and accountability, supported by visible field leadership and three layers of assurance

(3)	Technology-enabled risk reduction, including the use of telematics and AI-enabled tools to reduce exposure to safety risks

(4)	Contractor safety management, including standardized oversight and leadership accountability

We continually focus on improving operational efficiency and productivity across our existing operations, viewing safety and performance as closely linked. Our dedicated management team will use its operating experience and site-level execution to support safe, stable and efficient operations. Centralized technical standards are driving continuous improvement programs. These initiatives aim to improve throughput, recovery and production while reducing unit costs. We believe stable, well-controlled operations are also safer ones.

We have established a track record of improving safety metrics under this framework. Between 2022 and 2025, the total recordable injury frequency rate at Nevada Gold Mines decreased by 59% from 3.93 to 1.62, compared to the 2025 industry average of 1.74. During the same period, the lost time injury frequency rate at Nevada Gold Mines decreased by 87% from 1.12 to 0.15. In 2025, the Nevada Gold Mines Complex invested $3.0 billion in its communities, comprising $1.4 billion in personnel costs, $1.0 billion in goods and services purchased in Nevada, $542 million in taxes and $22 million in social investments.

Similarly, at Pueblo Viejo between 2022 and 2025, the total recordable injury frequency rate decreased by 60% from 0.72 to 0.29. During the same period, the lost time injury frequency rate decreased by 39% from 0.10 to 0.06. In 2025, Pueblo Viejo invested $1.5 billion in local procurement and expenditures, consisting of $151 million in personnel costs, $73 million in royalties, $474 million in taxes, $832 million in local purchases of goods and services, and $3 million in social investment. In addition, during 2025 we made a $150 million advance payment of royalties to the government, supporting its fiscal situation during the period.

Track Record of Improving Safety Metrics

(1)

“Total Recordable Injury Frequency Rate” or “TRIFR” is calculated as the number of reportable injuries (including fatalities, lost time injuries, restricted duty injuries, and medically treated injuries) multiplied by 1,000,000 hours, divided by the total number of hours worked.

(2)	“Lost Time Injury Frequency Rate” or “LTIFR” is calculated as the number of lost time injuries multiplied by 1,000,000 hours, divided by the total number of hours worked.

Investing in Our Workforce

We continually invest in our people. We have implemented training academies that give frontline leaders practical tools to manage their teams effectively. Building advanced skills across the workforce is expected to improve productivity and to strengthen a proactive safety culture, in which people identify and act on risks before they result in harm.

Operational Delivery

Optimize Operations Through Disciplined Approach to Continued Investment

We prioritize continued investment in our existing operations and infrastructure. These investments have increased underground development rates, throughput and plant reliability. We have implemented significant improvements across processing facilities throughout the Nevada Gold Mines Complex and intend to continue investing in our plant reliability and optimization.

In 2025, the current management team conducted a bottom-up operational review that shifted mine plan ownership to site-level teams. Site-level teams have been focused on efficient mine planning and design, which we believe has improved, and will continue to improve, the consistency and safety of operations.

Across the Nevada Gold Mines Complex, the bottom-up operational review has resulted in a 26% increase in total annualized tonnes for underground operations, a 22% increase in annualized underground development, and an 18% increase in drilling distance since 2021. Operational momentum at Nevada Gold Mines has continued into 2026. Underground tonnes mined increased on an annualized basis from approximately 8.9 million tonnes in the first half of 2022 to approximately 10.8 million tonnes in the first half of 2026, representing a 21% increase over the period. In parallel, refractory processing performance has continued to improve, with total refractory tonnes processed increasing by approximately 3% from the first half of 2022 to the first half of 2026.

This renewed focus at Nevada Gold Mines is part of our broader operational strategy, and our assets have seen operational improvements in the first half of 2026. Year-over-year, our production continues to accelerate while our all-in sustaining cost continues to decline. Between the first half of 2025 and the first half of 2026, American Barrick all-in sustaining cost decreased from $1,850 per ounce to $1,794 per ounce. These improvements were driven by decreases in controllable cash costs despite increases in royalties and tariffs associated with the higher price environment.

Attributable Gold Production (Koz)

American Barrick AISC ($/oz)

(1)	Includes direct operating costs, exploration, sustaining capital expenditures and other non-cash costs.
Note:	Totals may not appear to sum correctly due to rounding.

Leveraging Technology and Artificial Intelligence

We intend to use artificial intelligence to increase efficiency, streamline maintenance and strengthen supply chains. Part of our strategy for reassessing open pit opportunities will include automation of open pit fleets. We believe that strategic partnerships with leading technology providers capable of connecting data, operational knowledge and AI across the mining value chain, from exploration and mine planning through safety, production, processing, maintenance and supply chain, will give us the ability to continuously analyze conditions, identify risks and opportunities, support decisions and enable action across critical mining operations. By combining world-class mining expertise with technology, we believe we can further improve safety, increase recovery and productivity, strengthen reliability and supply chain performance and create a more resilient and disciplined operating model.

Sustainable Growth Through a Robust Brownfield and Greenfield Growth Pipeline

We are actively pursuing short-term and medium-term growth opportunities which are expected to contribute meaningful additional ounces to our base gold production, both within our existing districts and potentially in new districts.

Our growth strategy is centered on five key growth priorities:

(1)	Executing on our significant brownfield growth pipeline

(2)	Optimizing processing capacity and infrastructure

(3)	Developing Fourmile, a generational gold discovery in our Cortez Complex

(4)	Increasing exploration activity to discover new brownfield and greenfield opportunities

(5)	Augmenting our organic growth with strategic transactions

The following table illustrates Nevada Gold Mines’ growth potential for the periods presented below, which represents a 5% compound annual growth rate between 2026 and 2028:

(Moz Au)	2026	2027	2028	Future Growth (2030s)
Illustrative range of annual gold production on a 100% basis(1)	2.30 – 2.56	2.40 – 2.70	2.55 – 2.85	>3.00

(1)	We hold a 61.5% controlling interest in Nevada Gold Mines.

Executing on Our Significant Brownfield Growth Pipeline

Brownfield growth is central to our strategy for sustaining and expanding production. Within the Nevada Gold Mines Complex, we have identified more than 25 high-potential targets, with six that we believe could deliver more than 1 Moz and the remainder in the early stages of brownfield exploration. We prioritize development opportunities that can be supported by existing infrastructure, reducing execution risk and capital requirements, while resulting in lower costs of production. Our track record of success is demonstrated by our ability to consistently replace and grow proven and probable mineral reserves above depletion across our core asset base. Within the Nevada Gold Mines Complex, we continue to focus on mineral resource conversion and expansion near existing operations, with an increased brownfield exploration budget of $70 million in 2026 within the Nevada Gold Mines perimeter, excluding Fourmile.

Within the Cortez Complex, the Goldrush deposit is expected to increase underground production while utilizing Nevada Gold Mines’ existing processing network. At Goldrush Underground, we are advancing key mine infrastructure, including ventilation, paste-backfill and water-management systems, to support higher underground production and ore haulage as the operation ramps up. Goldrush Underground began ramping up in 2024, producing approximately 130 Koz that year, and continued to ramp up through the first half of 2026. Annual production is anticipated to exceed 400 Koz by 2028 on a 100% basis. The Goldrush production ramp is anticipated to be the primary driver of Nevada Gold Mines’ production increase from 2026 to 2027.

Our exploration programs at the Cortez Complex are focused on expanding mineral resources near Goldrush and identifying additional high-grade ore sources that could support increased processing capacity within the district, such as our KB/Crow and Meadow targets, while the trend remains open to the south for further exploration. We anticipate Cortez could grow from 739 Koz in 2025 on a 100% basis to a sustained production rate of more than one million ounces per annum on a 100% basis through these initiatives.

At the Carlin Complex, we are focused on sustaining and growing the complex’s large and long-standing production scale by developing additional underground ore sources and evaluating a potential additional access point at Greater Leeville to increase underground material-handling capacity, with engineering studies commencing in 2026. Our anticipated growth in production from 2027 to 2028 is expected to be primarily driven by the Carlin Complex, where focused drilling at Greater Leeville, Gold Quarry and along the Goldstrike trend is targeting higher-grade mineral resources, and where additional processing capacity could unlock potential incremental feed grading approximately 6 to 7 g/t. Potential new access at Greater Leeville and improved use of processing capacity are expected to support annual production of more than one million ounces on a 100% basis. A comprehensive evaluation of the Mike prospect and its geological potential is planned for 2027. Carlin is expected to remain a more than one million ounce per annum operation on a 100% basis for more than a decade.

At the Turquoise Ridge Complex, key growth opportunities include the Turquoise Ridge Underground and Mega projects, as well as brownfield exploration opportunities such as Fiberline and optimization and open-pit expansion opportunities. We expect these initiatives will grow and maintain production levels above 600 Koz per annum on a 100% basis.

We are also advancing open-pit expansion opportunities across the Nevada Gold Mines Complex. Increased stripping and mine development could bring oxide and heap-leach ore into the production profile earlier, improve the utilization and blending of feed across existing processing facilities, and extend certain key open-pit operating lives beyond 2050.

At Pueblo Viejo, our growth priorities include completing the expansion project and continuing to improve plant throughput and recovery.

Optimizing Processing Capacity and Infrastructure

The Nevada Gold Mines Complex operates the Carlin, Cortez, Turquoise Ridge, and Phoenix mining complexes as an integrated network supported by shared processing facilities and infrastructure. This operating model allows us to coordinate mine sequencing and direct different ore types to the facilities best suited to process them, improving processing utilization, operating flexibility, and the quality of ore feed across the network. In August 2026, Barrick and Newmont signed an agreement modernizing the Nevada Gold Mines joint venture agreement, under which Barrick contributed Fourmile and Newmont contributed the Mike and Fiberline properties to the joint venture. The modernized Nevada Gold Mines joint venture structure has increased alignment for operations and development of future opportunities between the joint venture partners and enhanced our ability to evaluate and advance these complex-wide processing, transportation, and mine-planning initiatives.

We are advancing assessment of the following initiatives to increase processing capacity and improve transportation infrastructure across the Nevada Gold Mines Complex:

Potential Initiative 1: Rail Transportation System

Currently, ore from the Cortez Complex is transported by truck to processing facilities at the Carlin Complex, measuring approximately 61 miles to Gold Quarry and approximately 81 miles to Goldstrike. In 2026, a fleet consisting of approximately 90 to 100 trucks is used to transport approximately three million tons of ore per year from Cortez to Carlin. We are evaluating using rail to transport ore approximately 68 miles from the Cortez Complex to the Carlin Complex’s processing facilities, which would require approximately 56 miles of new track, with the remainder utilizing existing track operated by Union Pacific. This would reduce over-the-road transportation constraints and lower the cost of moving ore between complexes. The potential rail system is expected to unlock transportation capacity of approximately five million tons per year and has the potential to generate up to approximately $70 million of annual cost savings. The rail transportation system is also anticipated to enhance safety in operations and the surrounding communities by reducing the number of trucks on the road.

Potential Initiative 2: New Processing Facility at Cortez

We have commenced evaluating additional processing capacity at the Cortez Complex, including a potential facility to process refractory ore on-site instead of transporting it to the Carlin Complex. On-site processing would reduce handling requirements for ore produced at Cortez and allow additional ore from the Carlin Complex to be processed through the Carlin Complex’s existing facilities.

These initiatives have the potential to increase processing capacity at Cortez, allowing higher-grade material from Fourmile to be processed at the new Cortez facility, while concurrently allowing Carlin’s existing facilities to process additional feed from within the Carlin Complex. We believe the additional capacity could not only support annual production of over three million ounces on a 100% basis at Nevada Gold Mines, but could also make lower-grade refractory ore at Carlin economically viable to process, increasing recoverable ounces from current mines and opening future exploration opportunities. On-site processing at Cortez could also reduce ore transport costs and create broader opportunities for operational cost savings.

Developing Fourmile, a Generational Gold Discovery in Our Cortez Complex

Fourmile is an industry-leading, high-grade, sizable and low-cost gold discovery that is located within Nevada Gold Mines’ Cortez mining complex, adjacent to and a continuous extension of the Goldrush underground deposit. We believe Fourmile is one of the most significant gold discoveries in the last 25 years. Below is a map of Fourmile within the Cortez Complex:

We believe that the contribution of Fourmile to the Nevada Gold Mines joint venture will benefit Fourmile and Nevada Gold Mines through the project’s proximity to existing Nevada Gold Mines infrastructure and enhance the joint venture’s future development, operating synergies, and capital efficiency.

Fourmile combines size and grade in a way we believe is unique in the industry. As of December 31, 2025, Fourmile hosted an indicated mineral resource of 2.6 Moz of gold grading 17.59 g/t and an inferred mineral resource of 13 Moz of gold grading 16.9 g/t, in each case on a 100% basis. Our 2025 mineral resource estimate represents an approximate doubling of the total mineral resource following a dedicated drilling campaign, compared with the December 31, 2024 estimate, which comprised 1.4 Moz of indicated mineral resources grading 11.76 g/t and 6.4 Moz of inferred mineral resources grading 14.1 g/t, each reported on a 100% basis.

We also believe Fourmile hosts an incremental exploration target of 30 – 34 Mt @ 15 – 16 g/t. The exploration target does not represent, and should not be construed to be, an estimate of a mineral resource or mineral reserve. Ranges of potential tonnage and grade (or quality) of an exploration target are conceptual in nature; there has been insufficient exploration of the relevant property or properties to estimate a mineral resource; and it is uncertain if further exploration will result in the estimation of a mineral resource.

Fourmile, which was discovered in 2015, represents another significant mineral resource discovery in the Cortez district after Pipeline, Cortez Hills and Goldrush, and brings the total estimated mineral resources of the Cortez Complex to more than 38 Moz of gold (100% basis)(1) when factoring in 15.6 Moz of contained gold at Fourmile, before factoring in any exploration target.

(1)

These figures are estimated on a 100% basis as of December 31, 2025 and are inclusive of reserves. Cortez Complex (excluding Fourmile): measured mineral resources of 2.6 million tonnes grading 1.96 g/t, representing 0.16 million ounces of gold; indicated mineral resources of 228 million tonnes grading 2.42 g/t, representing 17.9 million ounces of gold; and inferred mineral resources of 76 million tonnes grading 2.4 g/t, representing 5.9 million ounces of gold. Fourmile: indicated mineral resources of 4.6 million tonnes grading 17.59 g/t, representing 2.6 million ounces of gold; and inferred mineral resources of 25 million tonnes grading 16.9 g/t, representing 13 million ounces of gold.

(1)

Potential quantities and grades are conceptual in nature, with insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

Fourmile is well positioned to use existing roasters and autoclave facilities within the Carlin Complex, and underground linkages to Goldrush within the Cortez Complex, which should lower capital intensity and speed up its ramp to full production. We view Fourmile’s integration into the Cortez Complex as a highly capital efficient development approach and a core element of our long-term growth strategy.

The full production average annual run rate is 750 to 850 Koz per year on a 100% basis at an AISC of $850 to $950/oz(1) at a long-term gold price assumption of $3,568 per ounce. At those production levels, Fourmile would rank among the top five gold-producing assets globally (on a 100% basis) if the mid-point or upper end of the range of expected annual production is achieved, based on the ranking of global gold assets by 2025 production. We are advancing Fourmile through a disciplined, phased approach, under which capital deployment follows increasing technical confidence.

The estimated AISC is expected to place Fourmile in the bottom quartile of the global gold industry cost curve based on 2029 AISC estimates. Furthermore, given the brownfield nature of the project, Fourmile is anticipated to benefit from its integration into the Cortez Complex, which is expected to result in a far lower capital intensity compared to other North American gold exploration or development projects.

(1)

AISC of $850 to $950/oz increased relative to AISC of $650 to $750/oz in an earlier assessment primarily due to higher royalty costs resulting from the increased gold price assumption (c. $110/oz), and the conversion to a mineral resource-only case, which excludes exploration target. The exploration target comes at a lower capital intensity, with most of the development occurring within the first 10-15 years, and carries lower royalties as it moves outside of the Teck property boundary.

(1)

Capital intensity defined as initial capital expenditures divided by average annual run-rate gold equivalent production. For Fourmile, the midpoint of the full production average annual run rate, inclusive of inferred mineral resources.

(2)	Assumes long-term broker consensus commodity prices as of October 2026; $3,568/oz Au, $4.98/lb Cu, $49.87/oz Ag, and $21.08/lb Mo.
(3)	Assumes midpoint of $850 – 950/oz.

Source: Company filings and reports, S&P Capital IQ, broker research.

The Fourmile initial assessment outlines a conceptual underground mining operation with an indicative project capital estimate of approximately $2.6 billion. We believe that Fourmile has the potential to achieve significant gold production of 750 to 850 Koz per annum at its full production average annual run rate, with an estimated COS/oz of approximately $1,100 to $1,200 and an estimated AISC/oz of approximately $850 to $950 at a long-term gold price assumption of $3,568 per ounce. Estimated all-in sustaining cost figures are inclusive of a net profits interest royalty that will apply to production from certain portions of the Fourmile deposit and provide the royalty holder with a royalty equal to 10% of net profits from the property subject to the royalty until 6 million ounces of gold have been produced and increasing to 15% thereafter, as well as two gross royalties with effective rates of up to approximately 1.2% and approximately 1.3%. Approximately 83% of the mineral resources included in the economic analysis for the case including inferred mineral resources are classified as inferred mineral resources. The assessment is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have modifying factors applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that this economic assessment will be realized. See the Fourmile S-K 1300 Technical Report, which is included as Exhibit 96.3 to the registration statement of which this prospectus forms a part.

The following table summarizes the key results from the Fourmile initial assessment, exclusive of inferred mineral resources (on a 100% basis):

Mineral Resource as of December 31, 2025(a), (b)	Indicated: 4.6 Mt @ 17.6 g/t for 2.6 Moz
(exclusive of inferred mineral resource)

Mine life(a)	>4 years
Tonnes(b), (c)	~1.0 – 1.2 Mtpa
Average annual production(b), (d)	~400 – 500 Koz
Project capital(b)	~$1.7 – 1.8 billion
Cost of sales(b)	~$2,200 – 2,300 per ounce
Life of mine all-in sustaining cost(b)	~$1,300 – 1,400 per ounce

The following table summarizes the key results from the Fourmile initial assessment, inclusive of inferred mineral resources (on a 100% basis):

Mineral Resource as of December 31, 2025(a), (b)	Indicated: 4.6 Mt @ 17.59 g/t for 2.6 Moz
(inclusive of inferred mineral resource)	Inferred: 25 Mt @ 16.9 g/t for 13 Moz

Mine life(a)	>15 years
Tonnes(b), (c)	~2.0 Mtpa
Full production average annual run rate(b), (d)	~750 – 850 Koz
Project capital(b)	~$2.6 billion
Cost of sales(b)	~$1,100 – 1,200 per ounce
Life of mine all-in sustaining cost(b)	~$850 – 950 per ounce

(a)

Approximately 83% of the mineral resources included in the economic analysis for the case including inferred mineral resources are classified as inferred mineral resources. The assessment is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have modifying factors applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that this economic assessment will be realized.

(b)

Fourmile production and economic metrics are based upon the Fourmile initial assessment, using 2025 mineral resources only and October 2026 long term consensus gold price of $3,568/oz. A $1,000/oz increase in gold price impacts AISC by $110/oz. The initial assessment for Fourmile is based upon $2,000/oz mineable stope optimizer. See “Business—Mineral Reserves and Mineral Resources” and “Properties—Exploration Properties—Fourmile.”

(c)

Tonnes are calculated based on the Fourmile initial assessment, calculated by using the periods where the mine run rates are at or above 80% of annual throughput capacity. This excludes the ramp-up period in each case, and the ramp down period in the inclusive of inferred mineral resource case where resources start to deplete. The average tonnes across all phases from 2033 onwards would be 1.6 Mtpa for the inclusive case and 1.1 Mtpa for the exclusive case.

(d)

Full production average annual run rate is calculated based on the Fourmile initial assessment, calculated by using the periods where the mine run rates are at or above 80% of annual throughput capacity. This excludes the ramp-up period in each case, and the ramp down period in the inclusive of inferred mineral resource case where resources start to deplete. The average annual production across all phases from 2033 onwards would be 630 Koz for the inclusive case and 465 Koz for the exclusive case.

Advanced studies are well underway, incorporating continued drilling, metallurgical test work, geotechnical investigations, mine design and permitting activities. Drilling activities have safely ramped up through the second quarter of 2026, with a total of 18 rigs active on site. Mineral resource conversion drilling remains a key priority in support of the project, while exploration efforts continue to unlock additional value across the project area.

We expect to process first development ore and commence underground drilling from the Goldrush multi-purpose development in 2028, complete advanced studies in 2029, achieve the underground development breakthrough connecting Fourmile to Goldrush in 2030 and ramp up to run-rate production levels by 2034.

Increasing Exploration Activity to Discover New Brownfield and Greenfield Opportunities

We intend to increase our exploration investment and accelerate the systematic evaluation and drill testing of the most prospective opportunities. In addition to advancing brownfield exploration within our existing operations, we have identified three priority geological regions for greenfield exploration, focused on discovering new district-scale mineral systems with the potential to support long-term organic growth.

The Great Basin (United States) is one of the world’s most highly endowed gold regions, hosting some of the most productive gold districts globally. Our exploration strategy extends beyond the Nevada Gold Mines Complex into highly prospective areas across Nevada and Utah. Based on data from the State of Nevada Division of Minerals, we estimate we control, through both Nevada Gold Mines and other wholly-owned or controlled properties, approximately 40% of the total exploration ground in Nevada’s Great Basin district held or controlled by major mining companies, which is more than twice the size of the next largest miner. We believe we have secured the largest strategic land position in U.S. gold exploration. Outside of Nevada Gold Mines, our exploration efforts include several epithermal gold targets in the Walker Lane corridor, where we have secured new district-scale opportunities that are progressing toward drill testing.

The Superior Province (Canada) is another of the world’s most highly endowed gold regions, with significant potential for new discoveries within its extensive Archean greenstone belts. American Barrick has identified multiple potential districts as priority areas, including the Norris, Pen, Relique and Laflamme districts, where early-stage exploration programs are focused on identifying and characterizing large mineral systems and advancing prospective targets toward systematic testing.

The Western Cordillera (United States and Canada) is a highly prospective geological belt hosting numerous world-class mineral systems across established mining districts in British Columbia and the western United States. Our exploration strategy focuses on identifying and securing district-scale opportunities through regional geological evaluation, strategic investments and partnerships.

These jurisdictions are displayed on the map below.

To capitalize on these opportunities, we are accelerating our greenfield exploration activities through increased investment, dedicated technical teams and a systematic approach to identifying, evaluating and systematically advancing high-potential targets. Our exploration team currently includes 60 geologists, and we expect to recruit an additional 10 by year-end 2026, bringing the team to 70 geologists across the most prospective areas in North America. We are dedicating additional resources based on our exploration success and have increased our total exploration budget (excluding Fourmile exploration spend) from $50 million in 2024 to $57 million in 2025 to $105 million in 2026. Inclusive of Fourmile, our exploration spend totaled $89 million in 2024 and $139 million in 2025, with a budget of $260 million for 2026.

Augmenting Our Organic Growth with Strategic Transactions

The offering will establish a standalone public market valuation for our Company and will enhance our ability to participate in potential consolidation in the North American gold sector in the near- and long-term. Any such opportunities would be assessed with a clear strategic objective: to reinforce our position as a pure-play gold mining company focused on North America to enhance long-term stockholder returns.

The Separation

In connection with this offering, Barrick will complete an internal reorganization that will result in us owning, directly or indirectly, Barrick’s joint venture interests in Nevada Gold Mines (including Fourmile) and Pueblo Viejo, and certain other assets and liabilities associated with Barrick’s North American operations (collectively, the “North America Business”) and in assets and liabilities that are not part of the North America Business being retained by or transferred to Barrick. Barrick’s assets and liabilities other than the North America Business (the “Global Business”) will remain with Barrick. In addition, as part of such reorganization, we will issue to Barrick a promissory note in the aggregate principal amount of $     (the “Promissory Note”) as a dividend immediately prior to the completion of this offering to facilitate the return of capital from us to Barrick. We intend to use approximately $     of the net proceeds of this offering to repay the Promissory Note. See “Certain Relationships and Related Party Transactions—Relationship with Barrick—Dividend to Barrick and Promissory Note” and “Use of Proceeds.”

Following such reorganization, in addition to the Promissory Note, we will continue to be an obligor in respect of approximately $2.75 billion aggregate principal amount of currently outstanding debt of our subsidiaries. In addition, we expect to enter into a new revolving credit facility concurrently with the closing of this offering. See “Capitalization” and “Description of Material Indebtedness.”

The Separation Agreements

In connection with the completion of this offering, we and Barrick will consummate certain transactions and enter into certain agreements that will give effect to the separation of our business from that of Barrick and provide a framework for our relationship with Barrick following the Separation (collectively, the “Separation Agreements”). These agreements include:

•

A separation agreement (the “Separation Agreement”) that will govern (i) the relationship between us and Barrick following the completion of this offering (including with respect to the allocation of assets and liabilities between us and Barrick) and (ii) certain matters related to this offering;

•	A relationship agreement (the “Relationship Agreement”) that will provide Barrick with certain governance and information rights as our majority stockholder;

•	A services agreement (the “Services Agreement”) that will govern Barrick’s provision of various services to us, and our provision of various services to Barrick following the Separation;

•

A tax matters agreement (the “Tax Matters Agreement”) that will govern our and Barrick’s respective rights, responsibilities and obligations after the closing of this offering with respect to certain tax matters, including tax liabilities (including allocation of responsibility for taxes attributable to us and our subsidiaries and taxes in connection with the Separation), tax attributes, tax returns and tax contests;

•

An employee matters agreement (the “Employee Matters Agreement”) that will address employment, compensation and benefits matters, including the allocation and treatment of assets and liabilities relating to employees and compensation and benefit plans and programs in which Barrick employees participate, as well as other human resources, employment and employee benefit matters; and

•	A registration rights agreement (the “Registration Rights Agreement”) pursuant to which we will grant Barrick certain registration rights with respect to shares of our common stock owned by Barrick.

See “Certain Relationships and Related Party Transactions—Agreements Between Barrick and Our Company” for a more detailed discussion of these agreements. All of the agreements relating to the Separation will be made in the context of a parent-subsidiary relationship and will be entered into in the overall context of our separation from Barrick. The terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See “Risk Factors—Risks Related to the Separation.”

While Barrick will have the ability to designate for election or appointment a majority of the members of our board of directors and of each board committee for so long as Barrick beneficially owns a majority of our outstanding shares of common stock and through other special stockholder rights under the Relationship Agreement, Barrick will not itself have decision-making authority in the day-to-day management of the Company.

We refer to the internal reorganization and the effectiveness of the Separation Agreements, collectively, as the “Separation.” We expect that the Separation will be completed in all material respects prior to or concurrently with the consummation of this offering. See “Risk Factors—Risks Related to the Separation.”

We believe, and Barrick has advised us that it believes, that the Separation and this offering will provide a number of benefits to our and Barrick’s respective businesses. These benefits include improving the strategic and operational flexibility of both companies, increasing the focus of the management teams on their respective business operations, allowing each company to adopt the capital structure, investment policy and dividend policy best suited to its financial and operational profiles and business needs, and providing each company with its own equity to facilitate acquisitions and to better incentivize management. In addition, as we will be a standalone public company, potential investors will be able to invest directly in our business. There can be no assurance, however, that we or Barrick will achieve the expected benefits of the Separation in a timely manner or at all. See “Risk Factors—Risks Related to the Separation.”

The Transactions

We refer to the consummation of the Separation, the consummation of this offering of common stock and the use of proceeds from this offering as described under “Use of Proceeds,” collectively, as the “Transactions.”

Risk Factor Summary

Investing in our common stock involves risk. You should carefully consider the risks described in “Risk Factors” in this prospectus before making a decision to invest in our common stock. If any of the events underlying these risks actually occur, they may cause us to not realize the full benefits of our strengths, to be unable to successfully execute all or part of our growth strategy or otherwise materially and adversely affect our business, financial condition and results of operations. In such cases, the trading price of our common stock could decline and you could lose part or all of your investment. Some of the more significant risks we face include the following:

•	Gold price volatility and its effect on our revenue, profitability and the economic viability of our operations;

•	Our ability to sustain or increase production, which depends on the successful and timely development of projects subject to numerous risks and capital requirements;

•	The inherent uncertainty of mineral reserve and mineral resource estimates, which may differ materially from actual results, and the need to replace depleted mineral reserves;

•	Failure to achieve production, cost or capital estimates, including as a result of inflationary pressures on input costs;

•	The impact of government controls, regulations and tax laws on our operations;

•	Extensive permitting requirements and the risk of failure to obtain or maintain required permits;

•

Political, economic and legal risks associated with our operations in the Dominican Republic, or other foreign countries we may invest in, including expropriation, changes in tax or royalty regimes and civil disturbances;

•	Significant physical risks and hazards inherent in mining, including equipment failures, tailings dam failures, seismic activity and the potential insufficiency of insurance coverage;

•	Pending and potential disputes, litigation and other legal proceedings;

•	Risks inherent in our joint ventures, including potential misalignment with partners;

•	Supply chain disruptions, commodity shortages and labor constraints that could increase costs or delay operations;

•	Concentration of our operations within the Nevada Gold Mines Complex and the Pueblo Viejo mine, which limits our ability to offset adverse developments at either location;

•	The impact of international trade policies, including tariffs, on our costs for raw materials, components and equipment;

•	Competition for mining claims, properties, infrastructure, key personnel and access to water and power;

•	Work stoppages, labor disputes, contractor reliance and health and safety incidents;

•	Changes in tax laws, including the adoption of a global minimum tax, and exposures to additional tax liabilities that could adversely affect our effective tax rate and financial condition;

•	Tax audits, reviews and examinations by authorities in the jurisdictions in which we operate, which could result in material tax liabilities in excess of reserves;

•

The impact of our indebtedness on our financial flexibility, including our ability to obtain additional financing and our vulnerability to adverse economic conditions and restrictions on our operational flexibility;

•	Not realizing the anticipated benefits from the Separation and unforeseen harms associated with the Separation;

•	The complexity of the Separation transactions and the potential for delayed or incomplete asset and liability transfers;

•

Restrictions on our ability to raise capital, make acquisitions or issue equity incentives in order to preserve Barrick’s ability to effect a tax-free distribution of shares of our common stock, which could limit our ability to grow;

•	Actual or potential conflicts of interest among certain of our directors and officers due to their equity ownership in, or positions with, Barrick;

•	The potential insufficiency of Barrick’s indemnification obligations and the risk of substantial indemnification claims against us;

•	Barrick’s control of our business as our majority stockholder, whose interests may not align with those of our other stockholders;

•	Volatility in the market price of our common stock due to factors including gold price changes, analyst coverage and actions by Barrick;

•	Our status as a “controlled company” under NYSE rules, which permits us to rely on exemptions from certain corporate governance requirements; and

•

The potential for sales or distributions of shares of our common stock by our stockholders (including by Barrick, our executive officers or our directors following the expiration of lock-up agreements) that may depress our share price.

Please see “Risk Factors” in this prospectus for a more detailed discussion of these and other risks and factors you should carefully consider before making an investment in our common stock.

Corporate Information

We were incorporated under the laws of the State of Delaware on May 31, 1990 as “ABX Financeco Inc.” and subsequently changed our name to American Barrick Gold Corporation on October 20, 2026. We intend to redomicile from Delaware to Nevada prior to the completion of the Separation.

Our principal executive offices are located at 2270 Corporate Circle, Suite 100, Henderson, Nevada 89074. Our telephone number is (702) 522-6900. Our principal website is     . The reference to our website is an inactive textual reference only and information contained therein or connected thereto is not incorporated into this prospectus or the registration statement of which it forms a part, and you should not rely on any such information in making an investment decision to purchase our common stock.

Our Principal Stockholder

Prior to this offering, we were a wholly owned subsidiary of Barrick. Immediately following the completion of this offering, we expect that Barrick will beneficially own approximately     % of our outstanding common stock (or approximately     % if the underwriters exercise in full their option to purchase additional shares of common stock). As long as Barrick continues to hold or has the ability to control a majority of the voting power of our outstanding common stock, it will generally be able to control the outcome of matters submitted to our stockholders for approval, including the election of directors and approval of significant corporate transactions, without the approval of our other stockholders. Barrick’s controlling interest may discourage or prevent a change in control of our Company that other holders of our common stock may favor and may prevent other stockholders from influencing decisions.

Since Barrick will continue to own a majority of our common stock following the completion of this offering, we will be a “controlled company” within the meaning of the corporate governance requirements of the NYSE. Accordingly, we will be exempt from certain corporate governance requirements of the NYSE until such time as we cease to be a “controlled company.” See “Management—Controlled Company Exemption.”

We intend to enter into a relationship agreement with Barrick in connection with this offering. Among other things, this agreement will grant Barrick the right to designate for election or appointment a majority of the members of our board of directors and a majority of the members of any committees of our board as long as Barrick beneficially owns a majority of our outstanding shares of common stock. See “Certain Relationships and Related Party Transactions—Agreements Between Barrick and Our Company—Relationship Agreement” for a description of this agreement.

Corporate Structure

The diagram below sets forth a simplified version of our organizational structure and our principal indebtedness after the completion of the Transactions. This chart is provided for illustrative purposes only and does not represent all legal entities affiliated with, or all obligations of, the Company and its subsidiaries.

(1)	Assuming no exercise of the underwriters’ option to purchase additional shares of common stock.
(2)	In connection with the Separation, we expect to enter into a new revolving credit facility concurrently with the completion of this offering. See “Description of Material Indebtedness.”
(3)

Following the Separation, we will continue to be an obligor in respect of approximately $2.75 billion aggregate principal amount of currently outstanding debt of our subsidiaries. See “Capitalization” and “Description of Material Indebtedness.”

THE OFFERING

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our common stock. You should carefully read this entire prospectus before investing in our common stock, including “Risk Factors” and the carve-out financial statements.

Issuer	American Barrick Gold Corporation

Common stock offered by us	shares of common stock (or shares of common stock if the underwriters exercise in full their option to purchase additional shares of common stock).

Underwriters’ option to purchase additional shares of common stock	We have granted the underwriters the option to purchase up to an additional shares of common stock from us at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus.

Common stock to be outstanding after this offering	shares of common stock (or shares of common stock if the underwriters exercise in full their option to purchase additional shares of common stock).

Voting rights	Each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of stockholders.

Upon completion of this offering, Barrick will hold % of our common stock (or % if the underwriters exercise in full their option to purchase additional shares of common stock). As long as Barrick beneficially owns a majority of the voting power of our common stock, it will generally be able to control the outcome of matters submitted to our stockholders for approval, including the election of directors, without the approval of our other stockholders. See “Risk Factors—Risks Related to Our Common Stock and this Offering.”

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional shares of common stock), based on an assumed initial public offering price of $ per share of common stock (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting underwriting discounts and commissions and estimated offering expenses.

We intend to use approximately $ of the net proceeds from this offering to repay the Promissory Note issued to Barrick as a dividend immediately prior to the completion of this offering. We intend to use the remainder of the net proceeds for general corporate purposes. See “Use of Proceeds.”

Listing	We intend to apply to list our common stock on the NYSE under the symbol “ABGC.”

Dividend policy	In connection with this offering, we will adopt a dividend policy approved by Barrick, pursuant to which we expect to pay an annualized base dividend of $1.25 billion, paid on a quarterly basis. In addition, after reinvesting in our Tier One assets and pursuing growth opportunities, we also expect to return free cash flow in excess of our target net cash position of $1.0 billion (plus or minus $2.0 billion) to stockholders through special dividends subject to the discretion of our board of directors in accordance with applicable law.

We expect to seek to pay dividends or other distributions on our common stock as described above and in amounts determined from time to time by our board of directors. Any such decisions regarding the declaration and payment of dividends or other distributions will be at the discretion of our board of directors, subject to applicable law, and will depend on then-existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. The Relationship Agreement will provide that our dividend policy may not be amended without Barrick’s prior written consent for so long as Barrick beneficially owns at least 35% of our outstanding shares of common stock. See “Dividend Policy.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Except as otherwise indicated or the context otherwise requires, all of the information in this prospectus:

•	Gives effect to the Separation;

•	Assumes an initial public offering price of $ per share of common stock, the midpoint of the range set forth on the cover page of this prospectus;

•	Assumes no exercise of the underwriters’ option to purchase additional shares of common stock from us; and

•

Does not reflect the issuance of shares of common stock that we expect to reserve for future issuance under the American Barrick PGSU Plan, the American Barrick LTI Plan and the American Barrick ESPP (each as defined below) described in “Executive and Director Compensation.”

SUMMARY HISTORICAL FINANCIAL AND OTHER INFORMATION

The summary historical financial information for the years ended December 31, 2025, 2024 and 2023 and as of December 31, 2025 and 2024 has been derived from our audited annual carve-out financial statements included elsewhere in this prospectus, which have been prepared in accordance with GAAP. The summary historical financial information for the six months ended June 30, 2026 and 2025 and as of June 30, 2026 has been derived from our unaudited condensed interim carve-out financial statements included elsewhere in this prospectus, which have been prepared in accordance with GAAP applicable to the preparation of interim financial statements. The condensed interim carve-out financial statements have been prepared on the same basis as the annual carve-out financial statements and, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of our financial position and results of operations for the periods presented. Our results for the six months ended June 30, 2026 are not necessarily indicative of the results to be expected for the full year or any other period.

We have historically operated as part of Barrick. The financial information included in this prospectus has been prepared as if we had operated as a single economic group during the reporting periods presented and, accordingly, has been prepared on a carve-out basis, which involves aggregating the financial information of the combining entities and eliminating intercompany transactions between such entities, including income and expenses, and profit or losses. Comparative figures have been presented as if the combining entities had been combined for the entire comparative period. The financial information includes the assets, liabilities, revenues and expenses directly attributable to us based on the proposed operations to be included in the North America Business. Additionally, revenues and expenses include certain allocated amounts from Barrick and its other subsidiaries related to the North America Business such as shared services, centralized functions and corporate overhead. Allocations were determined by management on a reasonable and consistent basis using metrics that reflect the cost of the North America Business, such as operating costs and capital expenditures. These costs are included in general and administrative expenses.

The financial information included in this prospectus may not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been a standalone company during the periods presented, including changes that will occur in our operations and capital structure as a result of this offering and the Separation described herein. In addition, the financial information included in this prospectus may not necessarily reflect what our financial condition, results of operations, and cash flows may be in the future.

The summary financial and other information presented below should be read in conjunction with the information included under the headings “Presentation of Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the carve-out financial statements and the notes thereto included elsewhere in this prospectus.

	For the six months ended June 30,		For the year ended December 31,
(in millions)	2026	2025	2025	2024	2023
Carve-Out Statements of Income Data:
Revenue	$7,259	$4,505	$11,403	$7,830	$6,967
Cost of sales	2,880	2,576	5,460	5,028	4,954
Exploration, evaluation and project expenses	152	63	180	137	110
General and administrative expenses	35	42	108	61	71
Impairment charges	—	4	13	68	215
Reclamation	47	34	58	120	76
Other (income) expense	(19)	5	18	(34)	24
Interest income	(52)	(29)	(64)	(55)	(59)
Interest expense, net of capitalized interest	109	116	221	214	196

Income before income taxes	4,107	1,694	5,409	2,291	1,380
Income tax expense	882	364	1,168	391	288

Net income	$3,225	$1,330	$4,241	$1,900	$1,092

Net earnings attributable to owners	$1,765	$673	$2,240	$993	$546

Carve-Out Statements of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$3,694	$1,546	$5,333	$2,883	$2,389
Investing activities	(750)	(731)	(1,398)	(1,384)	(1,635)
Financing activities	(1,876)	(607)	(3,043)	(1,296)	(1,433)

	As of June 30, 2026	As of December 31,
(in millions)		2025	2024
Carve-Out Balance Sheet Data:
Cash and cash equivalents	$2,797	$1,754	$891
Total current assets	4,866	3,727	2,649
Total assets	25,428	24,147	22,661
Total current liabilities	1,473	1,750	1,325
Debt	2,734	2,733	2,732
Total liabilities	8,644	8,672	8,228
Parent Investment:
Net parent investment	$9,774	$8,436	$7,650
Accumulated other comprehensive income	9	11	9

Total parent investment attributable to owners	9,783	8,447	7,659

Non-controlling interests	7,001	7,028	6,774

Total equity	$16,784	$15,475	$14,433

	For the six months ended June 30,		For the year ended December 31,
(dollars in millions, except percentages and ounce and per ounce data)	2026	2025	2025	2024	2023
Non-GAAP Financial Measures:(1)
Attributable adjusted net earnings	$1,758	$679	$2,267	$1,013	$695
Attributable adjusted EBITDA	2,847	1,351	4,021	2,158	1,705
Attributable adjusted EBITDA margin	64%	49%	58%	45%	40%
Minesite sustaining capital expenditures	$428	$529	$942	$1,017	$1,062
Project capital expenditures	320	196	476	341	532
Total consolidated capital expenditures	759	733	1,434	1,388	1,636
Total attributable capital expenditures	475	456	896	870	988
Net cash provided by operating activities	3,694	1,546	5,333	2,883	2,389
Net cash provided by operating activities margin	51%	34%	47%	37%	34%
Free cash flow	$2,935	$813	$3,899	$1,495	$753
Attributable free cash flow	1,485	284	1,979	669	228
Operating Results:
Attributable gold production (000s ounces)	951	892	1,970	2,002	2,200
Attributable gold sold (000s ounces)	956	890	1,985	1,997	2,195
Market gold price ($/oz)	$4,693	$3,067	$3,432	$2,386	$1,941
Realized gold price ($/oz)(1)	4,641	3,082	3,486	2,388	1,944
COS/oz(2), (5)	1,856	1,769	1,680	1,533	1,381
TCC/oz(1), (3), (5)	1,444	1,413	1,315	1,209	1,076
AISC/oz(1), (4), (5)	1,794	1,850	1,687	1,581	1,433

(1)

Non-GAAP financial measures are supplemental measures of performance that are not required by, or prepared in accordance with, GAAP. These measures should not be considered as a substitute for measures prepared in accordance with GAAP. The non-GAAP financial measures we present may not be comparable to similarly titled measures reported by other companies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for our definitions of these non-GAAP financial measures and a reconciliation of each to its most directly comparable GAAP measure.

(2)

Cost of sales per ounce (“COS/oz”) is calculated as cost of sales across our operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using our 61.5% controlling interest in the Nevada Gold Mines Complex and our 60% controlling interest in the Pueblo Viejo mine).

(3)

Total cash cost per ounce (“TCC/oz”) is calculated as cost of sales related to gold production less depreciation, non-controlling interest of cost of sales and by-product costs, divided by ounces sold (both on an attributable basis using our 61.5% controlling interest in the Nevada Gold Mines Complex and our 60% controlling interest in the Pueblo Viejo mine).

(4)

All-in sustaining cost per ounce (“AISC/oz”) starts with TCC/oz and adds sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization, divided by ounces sold (both on an attributable basis using our 61.5% controlling interest in the Nevada Gold Mines Complex and our 60% controlling interest in the Pueblo Viejo mine).

(5)	Per ounce figures may not total based on amounts presented in this table due to rounding.

As of and for the year ended December 31, 2025
(dollars in millions, except ounce and per ounce data)	Carlin (61.5%)	Cortez (61.5%)	Turquoise Ridge (61.5%)	Phoenix & Other (61.5%)	Total Nevada Gold Mines (61.5%)	Pueblo Viejo (60%)	American Barrick (Attrib.)
Operating Data:
Attributable gold production (000s ounces)	687	454	341	109	1,591	379	1,970
Attributable gold sold (000s ounces)	689	462	342	—	1,602	383	1,985
Minesite sustaining capital expenditures(a)	$263	$64	$58	$—	$422	$128	$592
Project capital expenditures(a)	74	141	4	—	220	71	291
Total capital expenditures	341	205	62	23	646	208	896
COS/oz	1,925	1,768	1,539	873	1,727	1,494	1,680
TCC/oz(a)	1,540	1,434	1,174	653	1,372	1,076	1,315
AISC/oz(a)	1,952	1,609	1,353	914	1,665	1,418	1,687
Proven and probable mineral reserves(b) (Moz)	8.8	7.9	8.9	2.0	28	12	—
Measured mineral resources(b) (Moz)	0.16	—	0.65	—	0.80	0.46	—
Indicated mineral resources(b) (Moz)	5.8	2.5	2.3	2.4	13	2.2	—
Measured and indicated mineral resources(b) (Moz)	6.0	2.5	2.9	2.4	14	2.6	—
Inferred mineral resources(b) (Moz)	5.8	3.6	2.0	0.23	12	0.46	—

(a)

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a reconciliation of non-GAAP financial measures to their most directly comparable financial measure calculated in accordance with GAAP.

(b)

Measured and indicated (“M&I”) mineral resources are presented exclusive of proven and probable (“P&P”) mineral reserves. See “Business—Mineral Reserves and Mineral Resources” for complete mineral reserve and mineral resource data for all of our mines and projects, including tonnes, grades and ounces.

As of and for the six months ended June 30, 2026
(dollars in millions, except per ounce data)	Carlin (61.5%)	Cortez (61.5%)	Turquoise Ridge (61.5%)	Phoenix & Other (61.5%)	Total Nevada Gold Mines (61.5%)	Pueblo Viejo (60%)	American Barrick (Attrib.)
Operating Data:
Attributable gold production (000s ounces)	345	193	171	49	758	193	951
Attributable gold sold (000s ounces)	346	193	178	—	766	190	956
Minesite sustaining capital expenditures(a)	$107	$39	$31	$—	$197	$51	$271
Project capital expenditures(a)	48	81	10	—	139	56	195
Total capital expenditures	159	120	41	11	340	112	475
COS/oz	2,083	2,218	1,508	913	1,910	1,507	1,856
TCC/oz(a)	1,666	1,831	1,192	663	1,534	1,080	1,444
AISC/oz(a)	2,002	2,080	1,377	940	1,822	1,358	1,794

(a)

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a reconciliation of non-GAAP financial measures to their most directly comparable financial measure calculated in accordance with GAAP.

RISK FACTORS

An investment in our common stock involves significant risks. You should carefully consider the risks and uncertainties described below, as well as the other information we have provided in this prospectus before you decide to invest in our common stock. If any of the following risks are realized, in whole or in part, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment. The risks described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently view as immaterial may also materially and adversely affect our business, financial condition, operating results and prospects, as well as the value of our common stock. See also “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

Our business is strongly affected by the market price of gold.

If the market price of gold were to drop and the prices realized by us on gold sales were to decrease significantly and remain at such a level for any substantial period, our profitability and cash flow would be negatively affected.

Gold prices have fluctuated widely in recent years. These fluctuations can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond our control. Future production from our mining properties is dependent on gold prices that are adequate to make these properties economically viable. During 2025 and the nine months ended September 30, 2026, the market price of gold ranged from $2,615 per ounce to an all-time high of $5,405 per ounce. The average market price of gold in the nine months ended September 30, 2026 was $4,545 per ounce, an all-time average high and an increase of 32% compared to the 2025 annual average of $3,432 per ounce. Gold prices have been particularly volatile due to recent macroeconomic events. Industry factors tending to affect the price of gold include:

•	industrial and jewelry demand;

•	the level of demand for gold as an investment;

•	central bank lending, sales and purchases of gold;

•	the volume of recycled material available in the market;

•	speculative trading; and

•	costs and levels of global gold production by producers of gold.

Gold prices may also be affected by macroeconomic factors, including:

•	expectations of the future rate of inflation;

•	the strength of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and other currencies;

•	the value of alternative investments, including global equity prices;

•	interest rates; and

•

global or regional, political or economic uncertainties and instability, including geopolitical conflicts and changes in U.S. trade, tariff and other controls on imports and exports, tax, immigration, conflicts or other policies that may impact relations with foreign countries or result in retaliatory policies.

Our gold production is sold into the spot market or to refiners at market prices. In addition, certain of our mineral projects include other minerals, which are also subject to price volatility based on factors beyond our control. Depending on the market price of the relevant metal, we may determine that it is not economically feasible to continue commercial production at some or all of our operations or the development of some or all of our current projects, as applicable, which could have an adverse impact on our financial performance and results of operations. In such a circumstance, we may also curtail or suspend some or all of our exploration activities, with the result that depleted mineral reserves are not replaced. In addition, the market value of our inventory of gold and other minerals may be reduced and existing mineral reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.

Our ability to sustain or increase our present levels of gold production is dependent in part on the success of our projects.

There are many risks and uncertainties inherent in all mining projects. For example, the economic feasibility of projects is based upon many factors, including:

•	the accuracy of mineral reserve and mineral resource estimates;

•	metallurgical recoveries with respect to gold, other minerals and by-products;

•	capital and operating costs of projects;

•	the timetables for the construction, commissioning and ramp-up of such projects and any delays or interruptions to such timetables;

•	the reliability of construction designs and accuracy of engineering;

•	changes in project scope;

•	the ability to manage large-scale construction;

•	the future prices of the relevant minerals; and

•	the ability to secure appropriate financing to develop projects.

The stability of the legal and financial terms that apply to the development and exploitation of any given project, as well as our ability to maintain our license to operate, is also important to the success of those projects.

Projects can require the successful completion of feasibility studies, agreement on fiscal (including royalties) and customs matters, as well as other terms applicable to the development and exploitation of the project, and the resolution of any matter arising in this respect, the issuance of, and compliance with, necessary governmental permits and the acquisition of satisfactory surface or other land rights. Completion of such studies and agreements, and resolutions of such matters, may be expensive and time consuming, and can cause delays to expected timelines. It may also be necessary for us to, among other things, find or generate suitable sources of water and power for a project, ensure that appropriate community infrastructure is developed by third parties to support the project and to secure appropriate financing to fund these expenditures. As ore bodies become more remote, the complexity and cost of infrastructure for mining projects is increasing and key infrastructure, as well as suitable sources of water and power, may not always be readily available. It is also not unusual in the mining industry for new mining operations to experience unexpected challenges during the start-up phase, resulting in delays and requiring the investment of more capital than anticipated.

Certain projects have no operating history upon which to base estimates of future financial and operating performance, including future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. As such, it is possible that actual costs may increase significantly and economic returns may differ materially from our estimates or that mineral prices may decrease significantly or that we could fail to obtain the satisfactory resolution of fiscal and tax matters or the governmental approvals necessary for the operation of a project or obtain project financing on acceptable terms and conditions or at all, in which case, the project may not proceed either on its original timing or at all. There are risks associated with projects in the early stages of evaluation, including, among other things, the ability to secure appropriate project financing, that capital costs increase significantly from our estimates and that considerable additional work beyond that which we have planned may be required to complete further evaluation. Such circumstances would have the potential to significantly impact costs, timing or even the feasibility for the project to progress to the next stage of development.

If we decline or are unable to advance a project on a particular timetable or at all, the rights associated with the project and the estimated revenues and profits could be negatively affected.

Our mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated mineral reserves and mineral resources are accurate or that the indicated level of gold or any other mineral will be produced.

While mineral reserves and mineral resources presented herein are prepared in accordance with S-K 1300, our mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated mineral reserves and mineral resources are accurate or that the indicated level of gold or any other mineral will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

This prospectus contains mineral resource estimates prepared in accordance with S-K 1300, pursuant to which mineral resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available, as actual production experience is gained or as our mining methods are changed. No assurance can be given that any part or all of our mineral resources constitute or will be converted into mineral reserves. In particular, inferred mineral resources are subject to a great amount of uncertainty as to their existence and as to whether they can be mined economically, and investors should not assume that all or any part of an inferred mineral resource will ever be converted into a higher category of mineral resources or into mineral reserves.

We also disclose an exploration target at Fourmile, which consists of ranges of potential tonnage and grade of mineralization at Fourmile beyond our current mineral resources. See “Summary—Our Strategies—Sustainable Growth Through a Robust Brownfield and Greenfield Growth Pipeline—Developing Fourmile, a Generational Gold Discovery in Our Cortez Complex.” The potential quantities and grades of the exploration target are conceptual in nature, there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource. An earlier assessment, which included exploration target, reflected lower estimated costs than our current estimates, which are based on mineral resources only. You should not assume that those lower costs, or any benefits we associate with the exploration target, such as lower capital intensity, will be achieved. If the exploration target does not advance as anticipated, or if actual results differ materially from our expectations, our business and prospects could be materially adversely affected.

Market price fluctuations of gold and other minerals, as well as increased production and capital costs or reduced recovery rates, may render our proven and probable mineral reserves uneconomic to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of ore bodies, the processing of new or different ore grades, the technical complexity of ore bodies, unusual or unexpected ore body formations, ore dilution or varying metallurgical and other ore characteristics may cause mineral reserves to be reduced or cause us to be unprofitable in any particular accounting period. Estimated mineral reserves may have to be recalculated based on actual production experience, fluctuations in the price of minerals or changes in other assumptions on which they are based.

Mineral reserve estimates may also decrease due to economic factors such as the use of a lower mineral price assumption. Any of these factors may require us to reduce our mineral reserves and mineral resources, which could have a negative impact on our financial results.

In addition, failure to obtain or maintain necessary permits or government approvals, or changes to applicable tax and customs regimes or applicable legislation, could also cause us to reduce our mineral reserves and mineral resources. In addition, changes to mine plans due to capital allocation decisions could cause us to reduce our mineral reserves and mineral resources. There is also no assurance that we will achieve indicated levels of gold recovery or obtain the prices assumed in determining any mineral reserves and mineral resources. Consequently, if our actual mineral reserves and mineral resources are less than current estimates, or we do not produce the levels of gold or other minerals indicated by such estimates, our business, prospects, results of operations and financial position may be materially and adversely affected.

Our mineral reserves must be replaced to maintain production levels over the long term.

Mineral reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature, and identifying new ore bodies is becoming increasingly difficult. Our exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful or that new commercial mining operations will be developed. Depletion of mineral reserves may not be offset by discoveries or acquisitions, and divestitures of assets could lead to a lower mineral reserve base. New deposits identified within the Nevada Gold Mines Complex or at Pueblo Viejo will be owned by the respective joint ventures and we will be entitled only to ownership and production based on our attributable portion of any such mineral reserves and mineral resources that are identified.

Our mineral base will decline if mineral reserves are mined without adequate replacement and we may not be able to sustain production to or beyond the currently contemplated mine lives based on current production rates, which would have a material adverse effect on our business, prospects, results of operations and financial position.

We prepare estimates of future production, total cash costs, all-in sustaining costs and capital expenditures for our operations, and no assurance can be given that such estimates will be achieved. Increases in production and input costs could have a material adverse effect on our financial condition, results of operations and capital expenditures for the development of our projects.

We prepare estimates of future production, total cash costs, all-in sustaining costs and capital expenditures for our operations, and no assurance can be given that such estimates will be achieved. Furthermore, our actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; unusual or unexpected ore body formations; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, increased incidence of extreme weather events, issues relating to water availability, floods and earthquakes; and unexpected labor shortages or strikes. Such estimates are based on numerous assumptions, many of which are beyond our control, and are also based on mineral reserve and mineral resource estimates that are inherently uncertain. Many mining companies, including Barrick, have in the past revised their production estimates in response to changes in assumptions. If any of the assumptions underlying our estimates prove inaccurate, our actual results could be materially different from such estimates. We also prepare life-of-mine and expansion plans. For example, we are in the process of developing the Naranjo tailings storage facility, which is expected to support production at Pueblo Viejo through 2048. In addition, we are pursuing growth opportunities expected to contribute meaningfully to future production, as described further in “Summary—Our Strategies—Sustainable Growth Through a Robust Brownfield and Greenfield Growth Pipeline.” The execution of these plans and any planned throughput, mine life or production extension and expansion initiatives, and our ability to achieve the illustrative production ranges for Nevada Gold Mines set forth herein, depend in significant part on successful and timely development and permitting activities, and are subject to many of the factors described above and delays, cost overruns, construction and stakeholder challenges and litigation.

Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labor costs, the cost of commodities, general inflationary pressures and currency exchange rates.

In addition, general inflationary pressures may also affect our labor, commodity and other input costs, which could have a material adverse effect on our financial condition, results of operations and capital expenditures for the development of our projects. We have been impacted by recent global inflationary pressures in the form of higher costs for key inputs required for our operations, most notably higher energy and fuel costs. We have made assumptions around the expected costs of these key inputs, and our actual costs in an inflationary environment may differ materially from those assumptions. These inflationary impacts may be felt directly through purchases of diesel and natural gas, as well as through higher transportation costs, and indirectly through higher costs of products which rely on energy as an input cost. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on our future cash flows, profitability, results of operations and financial condition.

Our business is subject to various levels of government controls and regulations.

Our business is subject to various levels of government controls and regulations in the United States (at the federal and state levels) and the Dominican Republic, which are supplemented and revised from time to time. The regulatory bodies whose actions could have a material effect on our business include, in the United States, the U.S. Bureau of Land Management, the U.S. Mine Safety and Health Administration, the U.S. Environmental Protection Agency, the Nevada Division of Environmental Protection and the Nevada Division of Water Resources and, in the Dominican Republic, the Ministry of Energy and Mines and the Ministry of Environment and Natural Resources, among others. We are unable to predict what legislation or regulations may be proposed that might affect our business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by us. To the extent that we fail to, or are alleged to fail to, comply with any applicable regulation, whether in the future or in the past, we may be unable to continue to operate successfully at a particular location. Our business is also subject to extensive tax laws and regulations in the jurisdictions in which we operate, including the fiscal regime applicable to our Pueblo Viejo mine under our special lease agreement with the Government of the Dominican Republic, which is administered through the Ministry of Energy and Mines. Changes in tax laws, regulations, or administrative practices, including shifts in tax policy, tax base, or tax rates, could materially affect our financial position and results of operations. See “Business—Regulatory Matters.”

Our mining and processing operations and development and exploration activities are subject to extensive permitting requirements.

Our mining and processing operations and development and exploration activities are subject to extensive permitting requirements. Failure to obtain required permits and/or to maintain compliance with permits once obtained could result in injunctions, fines, suspension or revocation of permits and other penalties. While we strive to obtain and comply with all of our required permits, there can be no assurance that we will obtain all such permits and/or achieve or maintain full compliance with such permits at all times. Activities required to obtain and/or achieve or maintain full compliance with such permits can be costly and involve extended timelines. Previously issued permits may be suspended or revoked, or not renewed, for a variety of reasons, including through government or court action. Failure to obtain and/or comply with required permits, government approvals or changes to applicable legislation can have serious consequences, including: damage to our reputation; stopping us from proceeding with the development of or production at, or the cancellation or expropriation of, a project; negatively impacting the operation or further development of a mine; increasing our costs of development or production; and litigation or regulatory action against us including the imposition of fines and other administrative or judicial action, the existence of any of which could materially adversely affect our business, results of operations or financial condition.

Our ability to successfully obtain and maintain key permits and approvals will be impacted by our ability to develop, operate and close mines in a manner that is compliant with applicable laws and consistent with the creation of social and economic benefits in the surrounding communities and may be adversely impacted by real or perceived detrimental events associated with our activities or those of other mining companies affecting the environment, human health and safety of the surrounding communities. We have made, and expect to make in the future, significant expenditures to comply with permitting requirements and, to the extent reasonably practicable, create social and economic benefit in the surrounding communities.

Mining investments in foreign countries are subject to additional risks and uncertainties.

We conduct or participate in mining, development and exploration and other activities through subsidiaries and/or joint ventures primarily in the United States and the Dominican Republic; however, we may in the future conduct or participate in or increase our levels of similar activities in other foreign countries. Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including, but not limited to:

•	renegotiation, cancellation or forced modification of existing contracts;

•	expropriation or nationalization of property;

•

changes in laws or policies or increasing legal and regulatory requirements of particular countries, including those relating to taxation, tariffs, royalties, imports, exports, duties, currency, in-country beneficiation or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices;

•	uncertain political and economic environments, geopolitical conflicts and civil disturbances;

•

lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law and delays in obtaining or the inability to obtain or maintain necessary governmental permits or to operate in accordance with such permits or regulatory requirements;

•	international sanctions and trade restrictions;

•	currency fluctuations;

•

restrictions on the ability of local operating companies to sell gold or other minerals offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts;

•	limitations on the repatriation of earnings;

•	reliance on advisors and consultants in foreign jurisdictions in connection with regulatory, permitting or other governmental requirements;

•	increased financing costs; and

•

adverse impact on employees, disruptions to operations, supply chain delays and impact on economic activity in affected countries or regions due to widespread outbreaks of illness or other potential medical endemic or pandemic issues.

Operating in emerging markets, such as the Dominican Republic, can also increase the risk that contractual and/or mineral rights may be disregarded or unilaterally altered, including in respect of stability. In addition, the mining legislation and taxation laws to which we are or may become subject, or the stability or other investment agreements to which we are or may become a party, may be subject to review or renegotiation by the relevant governments. These taxation laws can be complex, subject to varying interpretations and applications by the relevant tax authorities and subject to changes and revisions in the ordinary course. Other laws, regulations or policies regarding such matters and their implementation and interpretation can be uncertain. For example, in the Dominican Republic in which we operate our Pueblo Viejo mine, we are subject to the Dominican Republic’s net profits interest tax, which is determined based on cash flows as defined by a special lease agreement (“SLA”) that we have entered into with the government of the Dominican Republic, governing the development and operation of the Pueblo Viejo mine, including applicable tax rates. The review of the applicable minimum tax rates for 2026 through 2028 has concluded, and the revised rates were established within the framework of the existing SLA. The government of the Dominican Republic may engage us to amend the SLA, which may result in additional and accelerated tax revenues to be paid by us to the government. See “Properties—Production Properties—Pueblo Viejo Mine—Royalties and Taxes.”

There can be a greater level of political, social and economic risk associated with operating in foreign jurisdictions, including an increased focus by the government on securing greater economic benefit and increased financial and social benefits from extractive industries, general inflationary pressures that may have a more acute effect on our labor, commodity and other input costs and more frequent civil disturbances and criminal activities. Furthermore, in the event of disputes arising from our activities in the Dominican Republic or another foreign country, we may be subject to the jurisdiction of courts of such country, which could adversely affect the outcome of the dispute. The occurrence of any of the foregoing risks may materially adversely affect our business, financial position or results of operations.

We are subject to extensive laws and regulations governing the protection of the environment and other related regulations.

Our mining and processing operations and development and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development, water management and protection of endangered and other special status species. While we strive to achieve compliance with all such laws and regulations and with our environmental and health and safety permits, there can be no assurance that we will at all times be in full compliance with such requirements. Failure to comply with applicable environmental and health and safety laws and regulations could result in injunctions, fines, suspension or revocation of permits, penalties or other judicial or administrative action, which may materially adversely affect our business, results of operations or financial condition.

In addition, future changes in applicable environmental and health and safety laws and regulations could substantially increase costs and burdens to achieve compliance and operate our business or otherwise have an adverse impact on our business, results of operations or financial condition.

We may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites or held liable to third parties for exposure to hazardous substances, and the costs associated with such responsibilities and liabilities may be significant. While we have implemented health and safety initiatives at our sites to protect the health and safety of our employees, contractors and members of the communities affected by our operations and projects, there is no guarantee that such measures will eliminate the occurrence of accidents or other incidents which may result in personal injuries, fatalities or damage to property, and in certain instances such occurrences could give rise to regulatory fines and/or civil liability. For example, we had a tragic fatality at Nevada Gold Mines in 2025, following which we investigated the underlying cause and implemented fatality prevention criteria and gap assessments across our organization, with a view toward enhancing our safety protocols and procedures and preventing similar tragedies from occurring in the future.

We are required to submit, for government approval, a reclamation plan for each of our mining sites that establishes our obligation to reclaim the property after minerals have been mined from the site. In some jurisdictions, bonds or other forms of financial assurances are required as security for these reclamation activities. We may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions we have made for such reclamation. In addition, the unknown nature of possible future additional regulatory requirements and the potential for additional reclamation activities create further uncertainties related to future reclamation costs, which may have a material adverse effect on our financial condition, liquidity or results of operations. We are currently involved in various investigative and remedial actions at one or more of our mining sites. There can be no assurance that the costs of such actions will not be material. When a previously unrecognized reclamation liability becomes known or a previously estimated cost is increased, the amount of that liability or additional cost is expensed, which may materially reduce net income in that period.

In addition, our activities, ownership interests or operations, past or present, could expose us to strict and joint and several liability for contamination under federal, state, provincial or local laws of certain of the jurisdictions in which we have or had activities, ownership interests or operations. For example, in the United States under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 and its state law equivalents, present or past owners of a property may be held strictly and jointly and severally liable for cleanup costs or forced to undertake remedial actions in response to unpermitted releases of hazardous substances at such property, in addition to, among other potential consequences, potential liability to governmental entities for the cost of damages to natural resources, which may be substantial and which could have a material adverse effect on our financial condition, liquidity or results of operations.

Our operations and projects are subject to a range of transitional and physical risks related to climate change.

Our mining and processing operations are energy intensive, resulting in a carbon footprint either directly or through the purchase of fossil fuel-based electricity. As a result, we are impacted by current and emerging policies and regulations relating to greenhouse gas (“GHG”) emission levels, energy efficiency and reporting of climate change-related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency and technological innovation, current regulatory trends may result in additional transition costs at some of our operations and projects. For example, policy and regulatory risks related to actual and proposed changes in climate and water-related laws, regulations and taxes developed to facilitate and regulate the transition to a low-carbon economy may result in increased costs for our operations and projects. These may include increased energy, equipment, environmental monitoring and reporting and other costs to comply with such regulations. The timeframe within which these transition risks may materialize for us will vary and is, in part, dependent on how quickly the global transition to a low-carbon economy occurs. In addition, the physical risks of climate change may also have an adverse effect on our operations and projects. These may include increased incidence of extreme weather events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, excess water flows, changing sea levels and changing temperatures. Associated with these physical risks is an increasing risk of climate-related litigation (including class actions) and the associated costs.

Certain stakeholders are seeking enhanced disclosure on the material risks, opportunities, financial impacts and governance processes related to climate change. Negative publicity or climate-related litigation could have an adverse effect on our reputation and financial condition. In addition, a failure or perceived failure to meet climate strategy commitments and/or societal or investor expectations, including in respect of achieving or accurately reporting on such commitments and targets, could also result in damage to our reputation, decreased investor confidence and challenges in maintaining strong community relations. Transitional and physical climate change risks and these impacts can pose additional obstacles to our ability to conduct our operations and develop our projects, which may have a material adverse impact on our business, financial position, results of operations and future growth prospects.

Our operations and projects are dependent on the availability of sufficient water supplies and subject to water-related risks.

We acknowledge the right to clean, safe water and recognize that access to a reliable water supply is critical to the hygiene, livelihood and environmental health of our host communities. A failure to meet our water targets and/or societal or investor expectations could result in damage to our reputation, decreased investor confidence and challenges in maintaining strong community relations, as well as legal action, including injunctions and fines.

Water is a critical input to our mining operations, and the increasing pressure on water resources around the globe requires us to consider current and future conditions in our management of water resources. We have operations and projects in regions where water stress is an inherent risk and rainfall can vary greatly from year to year. We define water stress as both water scarcity and excess water. Our operations face challenges related to limited supply, increased demand, increased severity of weather events, including changes in temperatures that alter downstream flow and water availability, and impacted water in various forms. These changes to water flow and availability, and the resulting environmental and social consequences, can result in operational difficulties and careful management is required to address these potential water-related stresses and issues. Current and long-term risks include those that arise as a result of our operations (such as the use of cyanide in process solution and risk of acid rock drainage and metal leaching) and events that are out of our control, such as extreme weather and other physical risks associated with climate change including changes in rainfall and water availability.

Water shortages as a result of environmental and climate events that are out of our control and ability to manage (such as inadequate rainfall or the occurrence of drought) may stop operations, which could impact production. Conversely, as discussed above, excessive rainfall or flooding may also result in operational difficulties, including geotechnical instability, increased dewatering demands, and additional water management requirements.

We cannot predict the potential outcome of pending or future permit applications, legal proceedings or negotiations related to water rights, claims, contracts and uses, which may impact our operations or projects. The loss of water rights for any of our operations or projects, in whole or in part, including through the non-renewal or non-issuance of water permits, or shortages of water to which we have established rights, could impact existing operations or prevent future exploration. In addition, laws and regulations may be introduced in the jurisdictions in which we operate which could limit our access to sufficient water resources. All of these events could result in increased costs or disruptions that may impact our production, which in turn could adversely affect our results of operations and financial position.

The validity of mining claims, which constitute most of our property holdings, can be uncertain and may be contested.

The validity of mining claims, which constitute most of our property holdings, can be uncertain and may be contested. In addition, title insurance covering the validity of mining claims is not available. Each sovereign state or local government is generally the sole authority able to grant mineral rights. The ability to ensure that we have obtained secure title to mineral properties or mining concessions may be severely constrained. Although we have attempted to acquire satisfactory title to our properties, these properties may be subject to prior unregistered agreements, transfers or claims, including claims made by Indigenous communities and other title holders, and title may be affected by, among other things, undetected defects (particularly title to undeveloped properties). No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable mineral property rights, mining claims or concessions, or that such mineral property rights, mining claims or concessions will not be challenged by third parties. Defective title to any of our mineral property rights, mining claims or concessions could result in litigation, insurance claims and potential losses affecting our business as a whole. There may be challenges to the title of any of the mineral property rights, mining claims or concessions comprising our mining projects that, if successful, could impair development and operations. Any such challenge may also delay our development or mining activities, and we may incur significant costs related thereto. A defect in title or the validity of mining claims could result in us losing all or a portion of our right, title, estate and interest in and to the properties to which the title defect relates. Accordingly, any disputes about, or defects related to, our property holdings or title may have a material adverse impact on our cash flows, earnings, results of operations and financial position.

Mining operations are subject to significant physical risks and hazards.

Mining operations are subject to significant physical risks and hazards, including environmental hazards, industrial accidents, catastrophic equipment failures, unusual or unexpected geological conditions, labor force disruptions, civil strife, unavailability of materials and equipment, weather conditions, pit wall failures, tailings dam failures, rock bursts, cave-ins, flooding, seismic activity and water conditions, most of which are beyond our control. We are also exposed to theft, loss, attachment or confiscation of gold bullion, gold concentrate or equipment. These risks and hazards could result in damage to, or destruction of, mineral properties or producing facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability. As a result of the occurrence of any such events, production may fall below historic or estimated levels and we may incur significant costs or experience significant delays that could have a material adverse effect on our financial performance, liquidity and results of operations.

We maintain insurance to cover some of these risks and hazards in amounts that we believe are reasonable based on the circumstances surrounding the identified risks and hazards. Such insurance is, however, subject to certain exclusions, and potential claims could exceed policy limits. There is no guarantee that we will receive insurance proceeds with respect to a particular event or loss. In addition, no assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums, or that we will obtain or maintain such insurance. Our property, liability and other insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In addition, we do not have coverage for certain environmental losses and other risks, as such coverage may not be available at all or at a commercially reasonable cost. The lack or insufficiency of insurance coverage could adversely affect our cash flow and overall profitability.

Civil disturbances and criminal activities, and responses to them by security measures we put into place, could result in disruptions in our operations and/or harm to employees or trespassers, which could have material adverse consequences for our business.

Civil disturbances and criminal activities such as trespass, illegal mining, sabotage, theft and vandalism have caused disruptions at the Pueblo Viejo mine in the Dominican Republic. While we have taken certain measures to protect employees, property and production facilities from these risks, we cannot be certain that these measures will guarantee that such incidents will not continue to occur, and such incidents may halt or delay production, increase operating costs, result in harm to employees or trespassers, decrease operational efficiency, increase community tensions, negatively impact our reputation or result in criminal and/or civil liability for us or our employees and/or financial damages or penalties.

In addition, the manner in which our personnel respond to civil disturbances and criminal activities can give rise to additional risks in circumstances where those responses are not conducted in a manner that is consistent with international standards relating to the use of force and respect for human rights. We have implemented a number of measures and safeguards which are designed to assist our personnel, security contractors and others in understanding and upholding these standards. The implementation of these measures will not guarantee that our personnel or public security forces will uphold these standards in every instance. The failure to conduct security operations in accordance with these standards can result in harm to employees or community members, increased community tensions, reputational harm to us and our partners or result in litigation, criminal and/or civil liability for us or our employees and/or financial damages or penalties.

It is not possible to determine with certainty the future costs that we may incur in dealing with the issues described above at our operations and projects. However, if the number of incidents increases, costs associated with security, in the case of civil disturbances and illegal mining, may also increase, affecting profitability.

Our operations and projects are subject to risks related to our relationships with local communities.

Our relationships with the communities in which we operate are critical to the continued success of our existing operations and the construction and development of our projects. There is an ongoing and potentially increasing public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”) and activists, some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices (including the use of cyanide and other hazardous substances in processing activities) and initiatives involving the communities such as land acquisitions and resettlements. For example, the new Naranjo TSF at the Pueblo Viejo mine requires the completion of a resettlement program, which is currently underway. We may face delays in completion of the Naranjo TSF as a result of these programs or other matters relating to local communities. Adverse publicity generated by such NGOs, activists or others, including through the use of social media, related to extractive industries generally, or our operations specifically, could have an adverse effect on our reputation or financial condition and may impact our relationship with the communities in which we operate. While we are committed to operating in a socially responsible and transparent manner, there is no guarantee that we will succeed in doing so or that our efforts in this respect will mitigate this potential risk.

Our ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities in which our mines and projects are located will likely depend on our ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. The costs associated with such actions could increase capital and operating costs and therefore could have an adverse impact upon our financial condition and operations. Our ability to operate could be adversely impacted by accidents or events detrimental (or perceived to be detrimental) to the health, safety and well-being of our employees, human rights, the environment or the communities in which we operate. In addition, our relations with local communities may be negatively impacted by events or circumstances, actual or perceived, which are outside of our control, including those involving our controlling stockholder, Barrick.

Any such events relating to our and our controlling stockholder’s relationships with local communities could have a material adverse effect on our reputation, business, financial performance and results of operations.

Reputational harm may have a material adverse impact on our financial performance, cash flows and growth prospects.

As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies like us are today at much greater risk of losing control over how we are perceived in the marketplace. Damage to our reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (e.g., with respect to our handling of environmental matters or our dealings with community groups), whether true or not. We place a great emphasis on protecting our image and reputation, but we do not ultimately have direct control over how we are perceived by others. Reputational harm may lead to increased challenges in developing and maintaining host government as well as community relations, decreased investor confidence and an impediment to our overall ability to advance our projects, thereby having a material adverse impact on our financial performance, cash flows and growth prospects. We may face reputational loss in the future as a result of the actions of, or actual or perceived circumstances or occurrences involving, our controlling stockholder, Barrick.

Our business is subject to anti-bribery laws and regulations.

We are subject to the Foreign Corrupt Practices Act in the United States and similar anti-bribery laws in relevant jurisdictions, which generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. Our policies mandate compliance with applicable anti-bribery laws, which often carry substantial penalties. The Dominican Republic has experienced governmental and private sector corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. While robust internal control policies and procedures exist, they do not provide absolute assurance and complete protection from reckless or other inappropriate acts committed by our affiliates, employees, agents, partners or companies acquired by or merged with us. Violations of these laws, or allegations of such violations, could have a material adverse effect on our reputation, as well as our business, financial position and results of operations and could cause the market price of our common stock to decline. Investigations by governmental authorities could also have a material adverse effect on our business, results of operations, and financial condition.

We may be involved in disputes with other parties in the future which may result in litigation.

We are currently, and may be involved in the future, in disputes with other parties which have resulted, or may result, in litigation, arbitration or other legal proceedings. The results of litigation, arbitration or other legal proceedings cannot be predicted with certainty. The time, efforts and costs of defending or settling such litigation, arbitration or proceeding can be significant. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial performance, cash flow and results of operations. See “Business—Legal Proceedings.”

We and the mining industry are facing continued geotechnical challenges, which could impact profitability.

We and the mining industry are facing continued geotechnical challenges associated with the aging of certain mines and the need to mine deeper pits and more complex deposits. This leads to higher pit walls, more complex underground operations and increased exposure to geotechnical instability. As our operations mature, the open pit and underground operations at certain sites are getting deeper. We have experienced geotechnical failures at some open pit operations and seismic events at some underground operations. Seismic events may also affect mining operations in other ways. For example, in the first quarter of 2024, a pit wall failure at Gold Quarry occurred at Nevada Gold Mines, resulting in lower tonnes mined and a slower mining rate at the Gold Quarry pit and South Arturo in 2024. A redesign of the open pit was required to address geotechnical issues. No assurances can be given that unanticipated adverse geotechnical conditions, such as pit wall failures, underground cave-ins and other ground-related instability, will not occur in the future or that such events will be detected in advance.

Geotechnical instabilities can be difficult to predict and are often affected by risks beyond our control, such as severe weather, higher than average rainfall and seismic events. In addition, we have numerous operational and closed TSFs and heap leach facilities in a variety of climatic and topographic settings. As of December 31, 2025, we manage 47 TSFs, of which 11 are operating, 35 are closed, and 1 is a new facility currently under construction. The failure of TSFs, and other impoundments at our minesites or historical operations, could cause severe and potentially catastrophic damage to property, the environment, persons and our reputation. We regularly review and inspect all owned or controlled TSFs for compliance with applicable legal requirements and global best practices. Despite such efforts, there can be no assurance that these events will not occur in the future. Geotechnical conditions, such as those described above, or TSF or heap leach facility failures can result in limited access to minesites, suspension of operations, production delays, government investigations, civil and criminal liability, increased costs, as well as injuries and deaths in the most extreme cases. Any of these occurrences could adversely impact our results of operations and financial position.

Our interests in joint ventures are subject to risks customarily associated with the conduct of joint ventures.

Our principal assets consist of an indirect interest in joint ventures and underlying mineral properties, including Nevada Gold Mines in Nevada (61.5%) and the Pueblo Viejo mine in the Dominican Republic (60%). Our interests in these properties are subject to the risks customarily associated with the conduct of joint ventures, including: disagreement with joint venture partners on how to develop and operate the mines efficiently or, in the case of exploration projects, on exploration plans and related expenditures; inability to exert influence or control over certain strategic decisions; disagreement over the interpretation of joint venture contracts or responsibilities and obligations; disagreement over related party contractual arrangements, the valuation of assets or services vended into or provided to the joint venture by the joint venture partners or the diversion or misuse of joint venture property or assets; inability of joint venture partners to meet their obligations; and litigation or disputes regarding joint venture matters.

For example, in February 2026, Newmont sent Barrick a notice of default under the Amended and Restated Limited Liability Company Agreement of Nevada Gold Mines LLC, dated July 1, 2019 (as further amended and restated on August 10, 2026, the “NGM JV Agreement”) relating to an alleged misuse of assets as well as operational and accounting issues. While Barrick disputed these allegations and the parties have since entered into a settlement agreement, any future disagreement with Newmont could adversely affect our business and results of operations. Newmont is our joint venture partner at all of our operating properties, and as a result, maintenance of a positive and constructive working relationship with Newmont is important to our operations. Our controlling stockholder, Barrick, is also a party to a separate joint venture with Newmont and any disputes or disagreements between Barrick and Newmont could adversely affect our relationship with Newmont. Each of these risks could have a material adverse impact on our profitability or the viability of our interests held through joint ventures, which could have a material adverse impact on our future cash flows, earnings, results of operations and financial condition.

In addition, we may not always be the operator of our joint venture projects. To the extent we are not the operator, the success of any operations will be dependent on third party operators and we may be unable to have any significant influence on the direction or control of the activities of the operators. We will be subject to the decisions made by the operators of the joint venture properties and will rely on the operators for accurate information about the properties, based on our information rights under such joint venture. The interests of our joint venture partners and our interests in the joint venture may not always be aligned, including with respect to required capital expenditures. We can provide no assurance that all decisions of the operators of properties we do not control will achieve the expected results or align with our interests.

We may be affected by global supply chain disruptions, and shortages of equipment, materials, supplies and services may adversely affect our operations and development projects.

Prolonged disruptions to the procurement of equipment, or the flow of materials, supplies and services to us could have an adverse impact on our operating costs, capital expenditures and construction and production schedules and estimates. These disruptions may be the result of factors outside of our control or ability to mitigate, such as from natural disasters, transportation disruptions, economic instability, global pandemics, international sanctions, including those imposed on certain Russian individuals or entities, and geopolitical instability and conflicts (such as the Russian invasion of Ukraine, conflicts in the Middle East and uncertainty related to Venezuela), among others. Supply chain impacts may also manifest as rising costs or shortages of certain commodities and labor. In addition, an increase in worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labor may cause unanticipated cost increases and delays in delivery times, thereby impacting our operating costs, capital expenditures and construction and production schedules. These shortages have, at times, impacted the efficiency of our operations, and resulted in cost increases and delays in construction of projects, thereby impacting operating costs, capital expenditures and production and construction schedules. We may also be unable to obtain the services of skilled personnel and contractors or specialized equipment or supplies, which could have an adverse effect on our competitive position or adversely impact our results of operations.

The profitability of our business is affected by the cost and availability of commodities and critical parts and equipment, which are subject to volatility.

The profitability of our business is affected by the cost and availability of commodities and critical parts and equipment which are consumed or otherwise used in connection with our operations and projects, including, but not limited to, diesel fuel, natural gas, electricity, acid, steel, cement and cyanide. Prices of such commodities can be subject to volatility, which can be material and can occur over short or long periods of time, and are affected by factors that are beyond our control. An increase in the cost, or decrease in the availability, of construction materials such as steel and cement may affect the timing and cost of our projects. If the costs of certain commodities consumed or otherwise used in connection with our operations and projects were to increase, or their availability to decrease, significantly, and remain at such levels for a substantial period of time, we may determine that it is not economically feasible to continue commercial production at some or all of our operations, or the development of our current projects, which could have an adverse impact on us. In addition, the economic feasibility of our operations and projects is highly sensitive to the market price of gold. A sustained decline in the market price of gold, even absent increases in input costs, could similarly cause us to determine that continued commercial production or further development is not economically feasible and could lead to reductions in our mineral reserves and mineral resources or the curtailment or suspension of certain activities. See “Risk Factors—Risks Related to Our Business—Our business is strongly affected by the market price of gold.”

Our mining, processing, development and exploration activities depend on adequate infrastructure, and any failure of or interference with such infrastructure could adversely affect our business, financial condition and results of operations.

Reliable power sources, water supply, roads and other infrastructure are important for our operations and development projects. These infrastructures and services are often provided by third parties whose operational activities are outside of our control. Establishing infrastructure for our operations and development projects requires significant resources, identification of adequate sources of raw materials and supplies, and the cooperation of national and regional governments, none of which can be assured. Water shortages, power outages, sabotage, community, government or other interference in the maintenance or provision of such infrastructure could adversely affect our business, financial condition and results of operations.

We depend upon information technology systems, which are subject to disruption, damage, failure or cybersecurity attacks and risks associated with implementation, upgrade, operation and integration.

We depend upon information technology systems, which refers to our and our third party vendors’ and service providers’ computer systems, hardware, software, and networks, to conduct our operations. For example, we continue to incorporate more advanced technology into our operations, including autonomous haulage and automated process controls. Adoption of new and emerging digital technologies, including the use of artificial intelligence (“AI”) systems, may result in savings or efficiency improvements, but may also expose our information technology systems to risk. We could be adversely affected by disruptions of such systems caused by a variety of sources, including, without limitation, cybersecurity incidents—including those caused by computer viruses, malware, ransomware and other cyber-attacks (including those that exploit zero-day vulnerabilities)—as well as natural disasters and defects in design. Any of these or other events could result in information technology system failures, delays and/or increases in capital expenditures. Our operations also depend on the regular maintenance, upgrade and replacement of equipment and information technology systems, as well as pre-emptive expenses to mitigate the risk of failure. There can be no assurance that we will not incur losses related to cybersecurity incidents, other network or system disruptions, or from corruption and manipulation of data in the future, including as a result of legal action directed at us in relation to a cybersecurity incident. As the nature and methods of cybersecurity incidents continue to evolve and increase in sophistication, including as a result of the rapid development and use of AI systems, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate issues related to cybersecurity incidents and other information technology system vulnerabilities. Such efforts may require continuous monitoring and reliance on third party vendors and service providers (including information technology service providers), and are not guaranteed to be successful in preventing or mitigating the potential impacts of cybersecurity incidents. In addition, such service providers may themselves be victims of cybersecurity incidents and breaches. We and our third party vendors and service providers have experienced, and may experience in the future, cybersecurity incidents and cybersecurity breaches. Given the unpredictability of the timing, nature and scope of disruptions to information technology systems, we could potentially be subject to production downtimes, operational delays, cybersecurity incidents, compromise of confidential or otherwise protected information, reputational impacts, liability, or destruction or corruption of data, any of which could have a material adverse effect on our cash flows, competitive position, financial condition or results of operations, as well as on our ability to continue to operate our health and safety-related systems.

From time to time, we pursue investments and initiatives to improve the productivity and efficiency of existing systems and operations, including through investments in digital technologies. There can be no certainty that any such investments and initiatives will meet our capital allocation objectives or provide the benefits expected therefrom. In addition, certain of such investments and initiatives are still in the early stages of evaluation, and additional engineering and other analysis is required to fully assess their impact. Further, there can be no certainty as to the time required for us to extract value from these investments or initiatives, or that we will achieve any anticipated savings or efficiency improvements.

In addition, we are subject to various legislation, regulations, directives and guidelines from federal, provincial, state, local and foreign agencies, that are intended to strengthen cybersecurity measures required for information and operational technology, and that apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal information. Failure to comply with any applicable legal requirements could result in enforcement action against us, including fines, which could harm our reputation and have a significant effect on our financial condition, results of operations, liquidity and cash flows.

Our business operations are concentrated within the Nevada Gold Mines Complex and the Pueblo Viejo mine.

Our business operations are concentrated within the Nevada Gold Mines Complex and the Pueblo Viejo mine, which together account for all of our revenue and production output and a substantial majority of our mineral reserves and mineral resources. As a result, we are subject to significant concentration risk, and any adverse developments affecting a major site within the Nevada Gold Mines Complex or at the Pueblo Viejo mine could have a disproportionately large impact on our financial condition and results of operations compared to a more diversified mining company, even if such developments do not affect all operations within a complex.

Any slowdown in or halt to mining operations at either location, whether due to equipment failures, supply chain disruptions, adverse geological conditions, natural disasters, environmental incidents or other unforeseen events, could materially reduce our production and revenue. Similarly, any cost overruns at either property, including increases in energy, labor or materials costs, could significantly erode our profitability. Because we derive such a large proportion of our output from only two properties, we have limited ability to offset any such production shortfalls or cost increases through operations elsewhere.

Our geographic concentration also exposes us to heightened regulatory, political and economic risks in the State of Nevada and the Dominican Republic. Any adverse changes in the laws, regulations, tax regimes or governmental policies applicable to mining operations in either jurisdiction, including changes to environmental standards, permitting requirements, loss of permits, royalty rates or export controls, could increase our operating costs, delay or curtail production, or otherwise adversely affect our operations. In particular, our Nevada operations remain subject to changes in applicable laws, permitting requirements and other governmental policies. In addition, localized economic, labor or other conditions in the Dominican Republic, including labor shortages, work stoppages, civil disturbances or changes in community relations, have at times disrupted operations at the Pueblo Viejo mine and could have an adverse effect on our operations and financial performance.

Furthermore, our concentration in our operations means that we are more vulnerable to site-specific risks, including the depletion of mineral reserves and mineral resources at rates that differ from current estimates, adverse changes in ore grade or metallurgical characteristics, and the availability and cost of water, power and other critical inputs at each site. There can be no assurance that we will be able to identify, acquire or develop additional mining properties on commercially reasonable terms or develop our projects in a financially viable manner or with a return on investment that we deem acceptable, or at all, in order to reduce our current level of concentration risk. If we are unable to diversify our asset base over time, we will continue to be disproportionately exposed to the risks described above, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business operations are subject to risks associated with international trade policies, such as tariffs.

Our business operations are subject to risks associated with international trade policies. The U.S. Government has implemented comprehensive tariffs on imports from various countries around the world, which could affect our business. Any broader “trade war” resulting from the imposition of tariffs could have a significant adverse effect on world trade and the world economy. Changes to these and other tariffs, which can be announced with little to no advance notice, adversely affect our business planning and may lead to increased costs for raw materials, components and equipment, and could impact existing operations and growth projects.

Currency fluctuations may affect the costs we incur in our operations and may also affect the value of our assets and liabilities denominated in a foreign currency.

Currency fluctuations may affect the costs we incur in our operations and may also affect the value of our assets and liabilities denominated in a foreign currency. As a result, currency fluctuations may affect our operating results and cash flows. Gold is sold throughout the world based principally on the U.S. dollar price, but a portion of our operating expenses are incurred in local currencies, such as the Canadian dollar and the Dominican peso. Likewise, certain of our assets and liabilities are denominated in these same local currencies, such as VAT receivable balances. Appreciation of the Dominican peso against the U.S. dollar would increase the costs of production at our Pueblo Viejo mine and thereby decrease profitability. Conversely, depreciation of the Dominican peso against the U.S. dollar would reduce the value of Dominican peso-denominated assets and liabilities in U.S. dollar terms. From time to time, we may enter into currency hedging contracts to mitigate the impact on operating costs of the appreciation of certain non-U.S. dollar currencies against the U.S. dollar. We may incur an opportunity loss if the U.S. dollar appreciates in value relative to non-U.S. dollar currencies. As of June 30, 2026, we had no foreign currency derivative contracts beyond spot requirements. There can be no assurance that we will enter into foreign currency hedging activities in the future.

From time to time, we may use certain derivative products, which involve inherent risk.

From time to time, we may use certain derivative products to manage the risks associated with gold price volatility, changes in other commodity input prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including: credit risk—the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement or adversely affect the financial and other terms the counterparty is able to offer us; market liquidity risk—the risk that we have entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and unrealized mark-to-market risk—the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in us incurring an unrealized mark-to-market loss in respect of such derivative products. In addition, the cost to enter into and subsequently close out an established derivative position prior to maturity may be significant.

Any acquisitions made by us would be accompanied by risks.

From time to time, we examine opportunities to acquire additional mining assets and businesses. Any acquisition that we may choose to complete may be of a significant size, may change the scale of our business and operations, and may expose us to new or greater geographic, political, operating, financial, legal and geological risks. Our success in our acquisition activities depends on our ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition and integrate the acquired operations successfully. Any acquisitions and any potential acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after we have committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to be below expectations; we may have difficulty integrating and assimilating the operations and personnel of any acquired companies (which may be compounded by geographical separation, unanticipated costs and the loss of key employees), realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may divert the attention of management or disrupt our ongoing business and our relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown or underestimated liabilities which may be significant.

In the event that we choose to raise debt capital to finance any such acquisition, our leverage could increase. If we choose to use equity as consideration for any such acquisition, existing stockholders may suffer dilution. In addition, many companies in the mining industry have recently seen substantial downward pressure on the price of their equity securities after announcing significant acquisitions. There is a risk that if we were to announce a significant acquisition, the value of our common stock could decrease over the short-, medium- and/or long-term. There can be no assurance that we can complete any acquisition or business arrangement that we pursue on favorable terms, or that any acquisitions or business arrangements completed will ultimately benefit our business. There can be no assurance that we would be successful in overcoming the risks noted above or any other challenges encountered in connection with such acquisitions, and such risks and challenges may have an adverse effect on our business and financial condition.

We compete with other mining companies and individuals for mining claims and leases on exploration properties, the acquisition of mining assets and access to water, power and other required infrastructure, which may increase our costs.

We compete with other mining companies and individuals for mining claims and leases on exploration properties, the acquisition of mining assets and access to water, power and other required infrastructure. This competition may increase our cost of acquiring suitable claims, properties and assets, should they become available to us. We also compete with other mining companies to attract and retain key executives and employees. There can be no assurance that we will be able to compete successfully with our competitors in acquiring properties, assets or access to infrastructure or in attracting and retaining skilled and experienced employees.

We will not benefit from any restrictive covenants that would prevent our controlling stockholder, Barrick, from competing with us, for mining claims and leases, mining assets, infrastructure, personnel or otherwise. We may in the future experience loss of skilled and experienced employees, including senior management and executives, to Barrick, which will have employed many of our employees, including senior management and executives, in the past, and will, through its designees on our board of directors, have regular exposure to certain of our senior management and executives.

The loss or the inability to hire and retain experienced management personnel or operational workforce could have a material adverse effect on our business, results of operations and financial condition.

Our success depends significantly on the individual and collective contributions of our senior, regional and local management teams. The loss of the services of members of these management teams or the inability to hire and retain experienced replacement management personnel could have a material adverse effect on our business, results of operations and financial condition. In addition, to implement and manage our business and operating strategies effectively, we must maintain a high level of efficiency and performance, continue to enhance our operational and management systems and continue to successfully attract, train, motivate and manage our employees. Inherent to our success is the ability to attract, retain and motivate a capable operational workforce. Competition for labor across the jurisdictions in which we operate is high and in many instances a scarcity of capable and skilled operators can cause a significant risk to safe operational delivery. If we are not successful in these efforts, this may have a material adverse effect on our business, results of operations and financial condition. Any departures of key personnel could also be viewed in a negative light by investors and research analysts, which could cause the price of our common stock to decline.

In addition, there can be no assurance that our management team will be successful in implementing our business strategies, described elsewhere in this prospectus, or that Barrick’s past results will be reproduced going forward. If our management team cannot implement our stated business strategies effectively, our business, results of operations and financial condition could be materially adversely affected. See “Business—Our Strategies.”

Workforce-related risks, such as work stoppages or an inability to maintain the health, safety and wellbeing of our workforce, a significant portion of whom are contractors, may adversely impact our operations.

Our ability to achieve our future goals and objectives is dependent, in part, on maintaining good relations with our employees and trade unions and minimizing employee turnover, and on the health, safety and wellbeing of our entire workforce. If we experience periods where our employees are unable or unwilling to perform their jobs for any reason, including as a result of work stoppages or illness, or an inability to maintain the health, safety and wellbeing of employees, or a perception that we are unable to do so, our operations could be adversely affected. A prolonged labor disruption at any of our properties could have a material adverse impact on our operations and our business as a whole.

In addition, we rely on contractors as a significant portion of our workforce because they bring specialized skills, knowledge, technology and experience that is often only required on an ad hoc or temporary basis. However, the use of contractors also presents risks to our operations and major capital projects, including risks relating to:

•	negotiating agreements with contractors on acceptable terms;

•	new legislation limiting or altering the ability to utilize contractors or outsourced resources;

•	the inability to replace a contractor and its operating equipment in the event that either party terminates an applicable agreement;

•	reduced control over those aspects of operations which are the responsibility of the contractor;

•	failure of a contractor to perform to appropriate standards or at all under its agreement;

•	interruption of operations or increased costs in the event that a contractor ceases its business due to insolvency or other unforeseen events;

•	failure of a contractor to comply with applicable legal and regulatory requirements, to the extent it is responsible for such compliance;

•	problems of a contractor with managing its workforce, labor unrest or other employment issues; and

•	liability to third parties as a result of the actions of our contractors.

In the event any of these risks materialize and we are unable to secure adequate alternative contractor arrangements, our operations, financial performance and overall business could be adversely affected.

Diseases and epidemics may adversely impact our business.

We face risks related to diseases and epidemics which could significantly disrupt operations and may materially and adversely affect our operations and financial results. Efforts to slow the spread of any disease, epidemic or pandemic could severely impact the operation and development of our mines and projects, including through the imposition of government-declared states of emergency and restrictive measures such as travel bans, quarantine and self-isolation. The timing and duration of such government measures when responding to pandemics is uncertain and may vary across the jurisdictions in which we operate. If the operation or development of one or more of our mines is disrupted or suspended in the future as a result of these or other similar measures, it may have a material adverse impact on our profitability, results of operations, financial condition and share price.

In addition, to the extent that any disease, epidemic or pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this prospectus. As an example, the plant expansion and mine life extension project at Pueblo Viejo experienced logistical challenges and related delays primarily due to the impact of COVID-19 on the global supply chain. If we are unable to implement measures intended to enhance our resilience to disease-, epidemic- or pandemic-related disruptions, our business may be adversely impacted should such an event occur.

Finally, the actual and threatened spread of any disease globally, including business and social disruptions, could adversely affect global economies and financial markets resulting in a prolonged economic downturn and volatility in the value of our share price. The extent to which any disease, epidemic or pandemic impacts business activity or financial results, and the duration of any such negative impact, will depend on future developments, which are highly uncertain and cannot be predicted by us, including new information which may emerge concerning such disease, epidemic or pandemic, the possibility of a recurrence or waves of outbreaks, or any existing or future variants of any disease, and the actions required to contain or treat its impact, among others.

Our system of internal control over financial reporting can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory authorities is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure. We have invested resources to document and analyze our system of disclosure controls and our internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

In addition, we will need to design and implement effective internal controls as a standalone public company, which is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments in which we operate. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business.

The carve-out financial statements included in this prospectus are derived from the historical financial statements of Barrick. A restatement by Barrick in the future, in respect of any period covered by the carve-out financial statements included in this prospectus could, through no fault of our own, lead to a restatement of our financial statements for the same or subsequent periods.

Our ability to support the carrying value of our goodwill and property, plant and equipment may be impaired.

As of June 30, 2026, the carrying value of our goodwill was approximately $3.0 billion, or 12% of our total assets. Goodwill is allocated to reporting units, which generally correspond to our individual mines. It is tested for impairment annually in the fourth quarter, and between annual tests if events or circumstances indicate that a reporting unit’s carrying value may exceed its fair value. We may first assess qualitatively whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount. If we elect not to perform that assessment, or conclude that it is more likely than not, we compare the fair value of the reporting unit with its carrying amount and recognize a goodwill impairment charge for any excess of the carrying amount over the fair value.

Property, plant and equipment are tested for impairment when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. If the undiscounted cash flows they are expected to generate do not cover their carrying amount, they are written down to fair value.

The assessment for goodwill and property, plant and equipment impairment is subjective and requires management to make estimates and assumptions for a number of factors that market participants would make about the fair value of a reporting unit or asset group, including estimates of production levels, operating costs and capital expenditures and permitting assumptions reflected in our life of mine plans, as well as economic factors beyond management’s control, such as gold and other mineral prices, discount rates and observable net asset value multiples. Should management’s estimate of the future not reflect actual events, further goodwill or property, plant and equipment impairment charges may materialize. Any material goodwill or property, plant and equipment impairment charges may have a material adverse effect on our financial performance, results of operations and the market price of our common stock.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or estimates that prove to be incorrect, our results of operations could be adversely affected, which could cause the price of our common stock to decline.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the carve-out financial statements and accompanying notes thereto. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. It is possible that interpretation, industry practice and guidance involving estimates and assumptions may evolve or change over time. If our assumptions change, or if actual circumstances differ from our assumptions, our results of operations may be adversely affected, which could cause the price of our common stock to decline. For a description of our significant accounting policies, including a summary of recently adopted accounting policies and future changes in accounting policies not yet adopted, refer to note 2 to the carve-out financial statements included elsewhere in this prospectus.

Changes in tax laws or exposures to additional tax liabilities could adversely affect our business, results of operations or financial condition.

Changes in tax laws or regulations in jurisdictions in which we operate, including changing laws in the United States and the Dominican Republic, and changes led by the Organisation for Economic Co-operation and Development, and the anticipated enactment by additional countries of a global minimum tax, could negatively impact our effective tax rate and adversely affect our business, results of operations or financial condition. A change in statutory tax rate or certain international tax provisions in any jurisdiction in which we operate or are subject to taxation would result in the revaluation of our deferred tax assets and liabilities related to that particular jurisdiction in the period in which the new tax law is enacted. Any such change would result in an expense or benefit recorded to our carve-out statements of income. We closely monitor these proposals as they arise in the jurisdictions where we operate. Changes to tax laws or regulations may occur at any time, and any related expense or benefit recorded may be material to the fiscal quarter and year in which the law change is enacted.

We conduct business and file tax returns in multiple jurisdictions and are subject to regular reviews, examinations and audits by the relevant tax authorities. These reviews, examinations and audits can cover periods spanning several years prior to the date the review, examination or audit is undertaken and could result in the imposition of material tax liabilities, including interest and penalties, if our positions are not accepted by the applicable tax authority. In connection with various government initiatives, companies are required to disclose more information to tax authorities on operations in other jurisdictions, which may lead to greater audit scrutiny of profits earned in other jurisdictions. We regularly assess the likely outcomes of our tax audits and disputes to determine the appropriateness of our tax reserves. However, any tax authority could take a position on tax treatment that is contrary to our expectations, which could result in tax liabilities, including interest and penalties, in excess of reserves.

Risks Related to Our Indebtedness

Our indebtedness could adversely affect our business, financial condition and results of operations.

We have a significant amount of indebtedness, which could materially adversely affect our business, financial condition and results of operations. As of June 30, 2026, after giving effect to the Separation (excluding the Promissory Note, which will be repaid in full upon the closing of this offering) we would have had approximately $2.75 billion of outstanding indebtedness. In addition, we expect to enter into a new revolving credit facility concurrently with the closing of this offering. See “Description of Material Indebtedness.”

We may incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our indebtedness level could increase. Specifically, our significant debt could have important consequences, including:

•	making it more difficult for us to satisfy our obligations with respect to our debt;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, business development or other general corporate requirements, including dividends;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates;

•	limiting our flexibility in planning for and reacting to changes in the mining industry;

•	affecting our effective tax rate; and

•	increasing our cost of borrowing.

The occurrence of any one of these events could adversely affect our business, financial condition and results of operations, particularly in periods of market stress, lower gold prices or higher interest rates.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity challenges and could be forced to reduce or delay investments and capital expenditures, or to dispose of material assets or operations, alter our dividend policy, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The instruments that govern our indebtedness may restrict our ability to dispose of assets and may restrict the use of proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations when due.

In addition, we conduct our operations through our subsidiaries. Accordingly, repayment of our indebtedness will depend on the generation of cash flow by our subsidiaries, including certain international subsidiaries, and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Our subsidiaries may not have any obligation to pay amounts due on our indebtedness or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make adequate distributions to enable us to make payments in respect of our indebtedness. Each subsidiary is a distinct legal entity and, under certain circumstances, legal, tax and contractual restrictions may limit our ability to obtain cash from our subsidiaries. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, may materially adversely affect our business, financial condition and results of operations and our ability to satisfy our obligations under our indebtedness or pay dividends on our common stock.

Risks Related to the Separation

We may not realize the anticipated benefits from the Separation, and the Separation could harm our business.

We have historically operated within Barrick and have not previously operated as an independent public company. We may not be able to achieve the full strategic and financial benefits expected to result from the Separation, or such benefits may be delayed or not occur at all.

We expect the Separation to enhance strategic and management focus, provide a distinct investment identity and allow us to efficiently allocate resources and deploy capital. We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

•	the Separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business;

•	following the Separation, we may be more susceptible to economic downturns and other adverse events than if we were still a part of Barrick;

•	following the Separation, our business will be less operationally and geographically diversified than Barrick’s business prior to the Separation;

•	our business may also experience a loss of scale and purchasing power and access to certain financial, managerial and professional resources from which we have benefited at lower cost in the past;

•

we may be precluded from pursuing certain growth initiatives, including to the extent that they require certain issuances of equity securities, to preserve the ability for Barrick to distribute its interests in us in a tax-free distribution for U.S. federal income tax purposes and, if such tax-free distribution is completed, to preserve such tax-free treatment; and

•	the other actions required to separate the respective businesses could disrupt our operations.

If we fail to achieve some or all of the benefits expected to result from the Separation, or if such benefits are delayed, or if the Separation has certain of the effects described above, our business could be harmed.

In order to preserve the ability for Barrick to distribute shares of our common stock it holds in a transaction intended to be tax-free for U.S. federal income tax purposes, we may be prevented from pursuing opportunities to raise capital, to effectuate acquisitions or to provide equity incentives to our employees, which could hurt our ability to grow.

Beneficial ownership of at least 80% of the total voting power and 80% of each class of non-voting capital stock is required in order for Barrick to effect a distribution of shares of our common stock it holds that is intended to be tax-free for U.S. federal income tax purposes or certain other transactions that are intended to be tax-free for U.S. federal income tax purposes. We will agree that for so long as Barrick or its successor-in-interest has the ability to effect a distribution of shares of our common stock it holds that is tax-free for U.S. federal income tax purposes, we will not knowingly take or fail to take any action that could reasonably be expected to preclude Barrick’s or its successor-in-interest’s ability to undertake such a tax-free distribution, including the issuance or sale of securities that would cause Barrick to cease to own 80% of the total voting power and 80% of each class of our non-voting capital stock. As a result, we may be precluded from pursuing certain growth initiatives including to the extent they require certain issuances of equity securities by us. See “Certain Relationships and Related Party Transactions—Agreements Between Barrick and Our Company—Tax Matters Agreement.”

We have no history of operating as an independent company, and our historical financial information is not necessarily representative of the results that we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

Our historical financial information included in this prospectus is not necessarily indicative of our future results of operations, financial condition or cash flows, nor does it reflect what our results of operations, financial condition or cash flows would have been as an independent public company during the periods presented because of the following factors, among others:

•

Prior to the Separation, our business has been operated by Barrick as part of its broader corporate organization, rather than as an independent company. Barrick provides support for various corporate functions for us, such as shared services, centralized functions and corporate overhead. Allocations were determined on a reasonable and consistent basis using metrics that reflect the costs associated with the North America Business, such as operating costs and capital expenditures. These costs are included in general and administrative expenses in our carve-out financial statements.

•

Our historical financial information reflects the allocated costs for such services historically provided by Barrick. Following the Separation, Barrick will continue to provide some of these services to us pursuant to the Services Agreement and other agreements that we intend to enter into with Barrick. See “Certain Relationships and Related Party Transactions—Relationship with Barrick.” Our historical financial information does not reflect our obligations under the various agreements we intend to enter into with Barrick in connection with the Separation. At the end of this transition period, we will need to perform these functions ourselves or hire third parties to perform these functions on our behalf, and these costs may differ significantly from the comparable expenses we have incurred in the past.

•

Our working capital requirements and capital expenditures historically have been satisfied as part of Barrick’s corporate-wide cash management and centralized funding programs, and our cost of debt and other capital may significantly differ from the historical amounts reflected in the carve-out financial statements.

•

Our carve-out financial statements and related historical financial information included in this prospectus have been prepared in accordance with GAAP, while Barrick prepares its consolidated financial statements in accordance with IFRS. There have been, and there may in the future be, significant differences between GAAP and IFRS, resulting in significant differences in our financial information on an independent public company basis and as part of Barrick in historical as well as future periods.

•

Currently, our business is integrated with that of Barrick and we benefit from Barrick’s size and scale in costs, employees and vendor and customer relationships. Thus, costs we will incur as an independent company may significantly exceed comparable costs we would have incurred as part of Barrick.

•

Significant increases may occur in our cost structure as a result of this offering, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).

•

This offering may have a material effect on our business relationships, including supplier relationships, and may result in the loss of preferred pricing available by virtue of our reduced relationship with Barrick.

Our financial condition and future results of operations, after giving effect to the Separation, may be materially different from the amounts reflected in the carve-out financial statements included elsewhere in this prospectus. As a result, it may be difficult for investors to compare our future results to historical results or to evaluate our relative performance or trends in our business. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the carve-out financial statements and the notes thereto included elsewhere in this prospectus.

We will depend on Barrick for information technology infrastructure and systems under the Services Agreement, and may not be able to put in place our own systems and controls on a timely or cost-effective basis.

In connection with the Separation, we intend to enter into the Services Agreement with Barrick pursuant to which, among other services, we will continue to rely on information technology infrastructure and systems provided by Barrick, while establishing operational and financial controls appropriate to our business. We may not be able to put in place adequate controls in an efficient and timely manner in connection with the Separation and our current systems may not be adequate to support our future operations. The difficulties associated with implementing operational and financial procedures and controls may place a significant burden on our management and operational resources. If we fail to continue to improve our management information systems, procedures and financial controls, or encounter unexpected difficulties in connection with or as a result of the Separation, our business could be harmed. We will depend on these systems and arrangements in order to timely and accurately process and report key components of our results of operations, financial condition and cash flows. If the systems fail to operate appropriately or the arrangements are terminated, our ability to accurately report our financial or operational results and otherwise run our business could be adversely affected. Even if we do not encounter these adverse effects, the transition to these arrangements may be more costly than we anticipated. These arrangements, the related controls or the transition to them may not be adequate or timely, and if we are unable to continue to enhance our information technology systems and arrangements as planned, our business, results of operations and financial condition could be materially adversely affected.

The term of the Services Agreement will continue until the last service provided under the Services Agreement is terminated or expires. In addition, either we or Barrick may terminate the Services Agreement upon written notice given on or after the date that is 36 months after the date Barrick no longer owns the majority of the voting power of our outstanding common stock. If our access to Barrick’s information technology infrastructure and systems ends, we would need to develop or license information technology infrastructure and systems of our own, or engage one or more third parties to provide them, and implementing our own information technology infrastructure would be a complex and costly process. If we do not have replacement systems in place when our access to Barrick’s systems ends, our business, results of operations and financial condition could be materially adversely affected, and we could face heightened risks of the kind described above under “—We depend upon information technology systems, which are subject to disruption, damage, failure or cybersecurity attacks and risks associated with implementation, upgrade, operation and integration.”

The services that Barrick provides to us may not be sufficient to meet our needs, which may result in increased costs and otherwise adversely affect our business.

Pursuant to the Services Agreement, we and Barrick will agree to provide each other with certain corporate and shared services, including information technology services, technical and engineering support, application support for operations, legal, payroll, finance, tax and accounting, general administrative services and other support services and other services, in each case in exchange for the fees specified in the Services Agreement between us and Barrick. If we do not receive these services from Barrick due to the termination of the Services

Agreement or otherwise, we may not be able to perform these services ourselves and/or find appropriate third party arrangements at a reasonable cost (and any such costs may be higher than those charged by Barrick). Services provided by us to Barrick may burden our personnel and operations and may give rise to costs or liabilities that are not fully compensated by Barrick or are not compensated by Barrick in the period in which they are incurred. See “Certain Relationships and Related Party Transactions—Agreements Between Barrick and Our Company—Services Agreement” for a more detailed discussion of the Services Agreement. In addition, any failure or significant downtime in our own administrative systems or in Barrick’s administrative systems during the transitional period could result in unexpected costs, impact our results and/or prevent us from paying our suppliers or employees and performing other administrative services on a timely basis.

Certain contracts used in our business will need to be replaced or assigned in connection with the Separation, which may require the consent of the counterparty to such an assignment, and failure to replace such contracts or obtain such consents could increase our expenses or otherwise adversely affect our business, results of operations and financial condition.

The Separation requires us to replace shared contracts and, with respect to certain contracts that are to be assigned by Barrick or its affiliates to us or our affiliates or by us or our affiliates to Barrick or its affiliates, to obtain consents and assignments from third parties. It is possible that, in connection with the replacement or consent process, some counterparties may seek more favorable contractual terms. Moreover, we expect that certain of such replacement contracts and consents will not be in place at the completion of this offering. If we are unable to obtain such replacement contracts or consents, we and Barrick will agree to use commercially reasonable efforts to ensure that we or they, as applicable, receive the economic benefits and burdens of the contract in question following the Separation. Nonetheless, we may be unable to obtain some of the benefits, assets and contractual commitments that are intended to be allocated to us as part of the Separation. If we are unable to replace such contracts or obtain such consents, the loss of these contracts could increase our expenses or otherwise materially adversely affect our business, results of operations and financial condition.

The transfer of certain assets, liabilities and contracts contemplated by the Separation will not be complete upon the closing of this offering.

As set forth more fully in “The Separation” and “Certain Relationships and Related Party Transactions—Relationship with Barrick,” we intend to enter into the Separation Agreement and a number of other agreements with Barrick in connection with the Separation. While the Separation is expected to be substantially complete at the time of this offering, we expect that the transfer of certain assets, liabilities and contracts may not be fully completed at the completion of this offering. We and Barrick will agree to hold any assets not transferred at the time of the Separation in trust for the use and benefit of the party entitled thereto and retain any such liability for the account of the party by whom such liability is to be assumed; however, the Separation transactions are complex in nature and unanticipated developments or changes, including changes in the law and/or regulations (or interpretations thereof), required consents and approvals, and other challenges in executing the Separation could delay or prevent the completion of certain aspects of the Separation, could require more resources than expected (including out-of-pocket costs and expenses and internal management and employee time and resources) and could cause the Separation to occur on terms or conditions that are different or less favorable to us than expected.

After this offering, certain of our directors and officers may have actual or potential conflicts of interest.

Because of their current or former positions with Barrick, following this offering, some of our directors and officers may own common shares of Barrick or hold share-based compensation awards pursuant to which they may acquire common shares of Barrick, and the individual holdings may be significant for some of these individuals compared to their total assets. While our board of directors has determined that each of Mr. Harvey, Mr. Greenspun and      is an “independent director” within the meaning of applicable regulatory and stock exchange requirements in the United States, certain of them have served as directors of Barrick.

A director who has a material interest in a matter before our board of directors or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it in accordance with applicable law. In situations where a director has a material interest in a matter to be considered by our board of directors or any committee on which he or she serves, such director may be required to excuse himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Although all transactions with related parties after this offering will be approved by independent members of our board of directors that may meet in the absence of executive officers or non-independent directors, the ownership of Barrick equity or service to Barrick may create the appearance of conflicts of interest when the Barrick-affiliated directors and officers are faced with decisions that could have different implications for Barrick or us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between Barrick and us regarding the terms of the Separation Agreements and the relationship thereafter between the companies. Potential conflicts of interest could also arise if we enter into commercial arrangements with Barrick in the future. As a result of these actual or apparent conflicts, we may be precluded from pursuing certain growth initiatives.

While the board of directors believes that, given its size and structure, such actual or potential conflicts of interest can be managed adequately, including that the independent members of our board of directors may meet in the absence of executive officers or non-independent directors in respect of the relevant matter, the actual or perceived conflicts of interest that may arise could cause reputational or other harm.

We potentially could have received better terms from unaffiliated third parties than the terms we received in our agreements with Barrick.

The Separation Agreements entered or to be entered into in connection with the Separation were negotiated while we were still part of Barrick’s business. See “Certain Relationships and Related Party Transactions—Relationship with Barrick.” Accordingly, during the period in which the terms of those agreements will have been negotiated, we did not have an independent board of directors or a management team independent of Barrick. The terms of the agreements negotiated in the context of the Separation relate to, among other things, the allocation of assets, liabilities, rights and other obligations between Barrick and us, and arm’s-length negotiations between us and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business, may have resulted in more favorable terms to us.

We will agree to indemnify Barrick for certain liabilities, and Barrick will agree to indemnify us for certain liabilities. However, there can be no assurance that Barrick’s indemnity will be sufficient to insure us against the full amount of such liabilities, or that Barrick’s ability to satisfy its indemnification obligations will not be impaired in the future, and any indemnification claim against us could be substantial and may have a material adverse impact on us.

Pursuant to the Separation Agreement, the Tax Matters Agreement and certain other agreements with Barrick, we will agree to indemnify Barrick for certain liabilities, and Barrick will agree to indemnify us for certain liabilities. We may be subject to claims or other liabilities for which Barrick is responsible, notwithstanding any allocation of assets and liabilities between us and Barrick pursuant to the Separation Agreement and the Tax Matters Agreement, among others. There can be no assurance that the indemnity from Barrick will be sufficient to protect us against the full amount of such liabilities, or that Barrick will be able to fully satisfy its indemnification obligations in the future. Even if we ultimately succeed in recovering from Barrick any amounts for which we are held liable, we may be temporarily required to bear these losses. Each of these risks could negatively affect our business, financial condition, results of operations and cash flows.

Any indemnification claim against us, including for a breach of the tax-related covenants contained in the Tax Matters Agreement or litigation-related covenants contained in the Separation Agreement, could be substantial, may not be able to be satisfied and may have a material adverse effect on us. Any amounts we are required to pay pursuant to these indemnification obligations and other liabilities could require us to divert cash that would otherwise have been used in furtherance of operating our business. Each of these risks could also negatively affect our business, financial condition, results of operations and cash flows. See “The Separation” and “Certain Relationships and Related Party Transactions—Agreements Between Barrick and Our Company.”

Risks Related to Our Common Stock and this Offering

An active trading market for our common stock may not develop following this offering, and you may not be able to sell your shares of common stock at or above the initial public offering price.

Prior to the completion of this offering, there has been no public market for our common stock. An active trading market for our common stock may never develop or be sustained following the completion of this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The price for our common stock in this offering may not be indicative of prices that will prevail in the open market following the completion of this offering. Consequently, you may not be able to sell your shares of common stock at or above the initial public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling shares of our common stock, and it may impair our ability to attract and motivate our employees through equity incentive awards and our ability to acquire other companies or assets using shares of our common stock as consideration.

The price of our common stock may fluctuate substantially.

You should consider an investment in our common stock to be risky, and you should invest in our common stock only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of our common stock to fluctuate, in addition to the other risks mentioned in this section of the prospectus, are:

•	announcements by us, Barrick or our competitors regarding business developments, acquisitions or strategic investments;

•	changes in market prices for gold and other minerals;

•	changes in earnings estimates or recommendations by securities analysts, if any, who cover our common stock;

•	failures to meet external expectations or management guidance;

•	fluctuations in our quarterly financial results or the quarterly financial results of Barrick or other companies perceived to be similar to us;

•

changes in our capital structure or dividend policy, including as a result of future issuances of securities, actual or perceived sales of large blocks of common stock by our stockholders, including Barrick, or our incurrence of additional debt;

•	reputational issues experienced by us or Barrick;

•	changes in general economic and market conditions in any of the regions in which we conduct our business;

•	changes in industry conditions or perceptions;

•	changes in applicable laws, rules or regulations and other dynamics; and

•	announcements or actions taken by Barrick, who will be our controlling stockholder.

In addition, if the market for stocks in our industry or industries related to our industry, or the stock market in general, experiences a loss of investor confidence, the market price of our common stock could decline for reasons unrelated to our business, financial condition and results of operations. If any of the foregoing occurs, it could cause our share price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

We may not pay dividends or other distributions on our common stock at the levels we currently intend, or at all.

In connection with this offering, we will adopt a dividend policy approved by Barrick, pursuant to which we expect to pay an annualized base dividend of $1.25 billion, paid on a quarterly basis. In addition, after reinvesting in our Tier One assets and pursuing growth opportunities, we also expect to return free cash flow in excess of our target net cash position of $1.0 billion (plus or minus $2.0 billion) to stockholders through special dividends subject to the discretion of our board of directors in accordance with applicable law.

While we expect to seek to pay dividends on our common stock as described above and in amounts determined from time to time by our board of directors, the declaration, timing and amount of any dividend or other distribution will be at the discretion of our board of directors in accordance with applicable law, and we can provide no assurance that we will pay any dividends or other distributions at all. Any decision to declare and pay dividends or other distributions will depend on then-existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, applicable law and other factors our board of directors may deem relevant. Accordingly, there is no assurance that we will declare or pay any dividend or other distributions in any period, even when we are profitable or generating free cash flow.

The Relationship Agreement will provide that our dividend policy may not be amended without Barrick’s prior written consent for so long as Barrick beneficially owns at least 35% of our outstanding shares of common stock. See “Certain Relationships and Related Party Transactions—Agreements Between Barrick and Our Company—Relationship Agreement.”

In addition, we conduct our operations through our subsidiaries, and our ability to pay dividends or other distributions will depend in part on the receipt of dividends and other distributions from those subsidiaries, including certain international subsidiaries, which may be subject to legal, contractual, tax or regulatory restrictions. If we do not pay dividends, you may receive a return on your investment in our common stock only if their market price appreciates, which may not occur. See “Dividend Policy.”

You will incur immediate dilution as a result of this offering.

If you purchase shares of our common stock in this offering, you will pay more for your shares of common stock than the pro forma net tangible book value of your shares of common stock. As a result, you will incur immediate dilution of $   per share of common stock, representing the difference between the initial public offering price of $   per share of common stock and our pro forma net tangible book value per share of common stock as of June 30, 2026, after giving effect to the Separation, of $   per share of common stock. Accordingly, should we be liquidated at our book value, you would not receive the full amount of your investment.

In addition, our board of directors will be authorized, without further vote or action by our stockholders, to provide for the issuance from time to time of shares of our preferred stock in series and, as to each series, to fix: the designation; the dividend rate and the preferences, if any, which dividends on that series will have compared to any other class or series of our capital stock; the voting rights, if any; the liquidation preferences, if any; the conversion privileges, if any; and the redemption price or prices and the other terms of redemption, if any, applicable to that series. The terms of one or more series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant the holders of our preferred stock rights to elect directors generally or on the occurrence of specified events, or the right to veto specified transactions. In addition, the repurchase or redemption rights or liquidation preferences that we could assign to holders of our preferred stock could affect the residual value of our common stock. See “Description of Capital Stock—Preferred Stock.”

You may be diluted by the future issuance of common stock, preferred stock, or securities convertible or exchangeable into common or preferred stock, in connection with our incentive plans, acquisitions, capital raises or otherwise.

We may issue additional securities following the closing of this offering. In the future, we may sell common stock, convertible securities or other equity securities, including preferred securities, in one or more transactions at prices and in a manner we determine from time to time. We may issue common stock to employees and directors pursuant to the American Barrick PGSU Plan, the American Barrick LTI Plan and the American Barrick ESPP. If we sell common stock, convertible securities or other equity securities in subsequent transactions, or shares of common stock are issued pursuant to our equity compensation plans, stockholders may be materially diluted. New investors in subsequent transactions could gain rights, preferences and privileges senior to those of holders of our common stock.

We may expend considerable time and resources to comply with public company reporting and internal control requirements, and failure to comply may lead investors to lose confidence in our financial data.

As a standalone public company, we will be subject to the applicable reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the regulations of the NYSE. Such requirements will increase our legal, accounting and financial compliance costs, will make some activities more difficult, time-consuming and costly and could be burdensome on our personnel, systems and resources. We will devote significant resources to address these public company-associated requirements, including compliance programs and investor relations, as well as our financial reporting and disclosure obligations. Complying with these rules and regulations has increased and will substantially increase our legal and financial compliance costs and make some activities more time-consuming and costly.

In particular, as a public company, our management will be required to conduct an annual evaluation of our internal control over financial reporting and include a report of management on our system of internal control over financial reporting in our annual reports on Form 10-K. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act when we first become subject to Section 404(b). If we are unable to conclude that we have effective internal control over financial reporting, or if our registered public accounting firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the market price or value of our common stock.

Moreover, failure to accurately report our financial performance on a timely basis could also jeopardize our continued listing on the NYSE or any other exchange on which our common stock may be listed. Delisting of our common stock on any exchange would reduce the liquidity of the market for our common stock, which would reduce the price of and increase the volatility of the market price of our common stock.

As long as Barrick owns a majority of our common stock, we may rely on certain exemptions from the corporate governance requirements of the NYSE available to “controlled companies,” in which case you will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon the completion of this offering, we will be a “controlled company” within the meaning of the corporate governance requirements of the NYSE because Barrick will continue to beneficially own more than 50% of our outstanding shares of common stock. Until such time as we are no longer a “controlled company,” we will be exempt from certain corporate governance requirements, including requirements that a majority of the board of directors consists of independent directors and having a compensation committee and an environmental, social, governance & nominating committee that is composed entirely of independent directors. We may, in the future, take advantage of these exemptions. See “Management—Controlled Company Exemption.”

Following our initial public offering, ownership of our common stock will continue to be highly concentrated and we will be controlled by Barrick.

Following the consummation of this offering, approximately   % of our common stock will be owned by Barrick and we will continue to be a controlled company for purposes of NYSE rules. As a result, Barrick will be able to control all matters submitted to our stockholders for approval until such date that Barrick sells a sufficient number of shares of our common stock that it ceases to control us. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election and removal of directors, amendments of our organizational documents, amending the terms of our capital stock, creating and issuing additional classes of shares, making significant acquisitions and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction requiring stockholder approval. The voting control may also prevent or discourage unsolicited acquisition proposals that you may feel are in your best interest as one of our stockholders. Any delay or prevention of a change of control transaction could deter potential acquirors or prevent the completion of a transaction in which our stockholders could receive a premium over the then current market price for their common stock.

Even if Barrick were to control less than a majority of the voting power of our outstanding shares, it may be able to influence the outcome of such corporate actions due to the director designation rights and special stockholder rights we expect to grant to Barrick as part of the Relationship Agreement. See “Certain Relationships and Related Party Transactions—Agreements Between Barrick and Our Company—Relationship Agreement.”

Barrick’s concentrated ownership of our outstanding shares and special stockholder rights under the Relationship Agreement we intend to enter into in connection with this offering could prevent you and other stockholders from influencing significant decisions.

We expect to enter into the Relationship Agreement with Barrick providing certain director designation rights to Barrick and providing to Barrick a number of special stockholder rights. The Relationship Agreement is expected to provide Barrick with the right to designate for election or appointment a majority of the members of our board of directors and of each board committee for so long as Barrick beneficially owns a majority of our outstanding shares of common stock, a proportionate number of directors for so long as it beneficially owns at least 10% of our outstanding shares of common stock, and the chair of our board for so long as it beneficially owns at least 35% of our outstanding shares of common stock. The Relationship Agreement will also require Barrick’s prior written consent, for so long as Barrick beneficially owns at least 35% of our outstanding shares of common stock, before we take certain significant actions, including changing the size of our board, amending our articles of incorporation or bylaws, effecting recapitalizations or similar transactions, appointing or removing our Chief Executive Officer, settling material litigation, and amending our dividend policy, and will provide Barrick with access to our financial and operational information technology systems subject to applicable law. As a result, certain actions that our board would otherwise decide could also require consideration and approval by Barrick, and our ability to take such actions may be delayed or prevented, including actions that our other stockholders, including you, may consider favorable. We may not be able to terminate or amend the Relationship Agreement, except in accordance with its terms. See “Certain Relationships and Related Party Transactions—Agreements Between Barrick and Our Company—Relationship Agreement.”

As Barrick’s interests may differ from ours or from those of our other stockholders, actions that Barrick takes with respect to us, as our controlling stockholder and pursuant to its rights under the Relationship Agreement, may not be favorable to us or our other stockholders. Barrick has indicated that it intends to remain our controlling stockholder for the foreseeable future.

If Barrick sells or otherwise disposes of a controlling interest in our company to a third party in a private transaction, you may not realize any change-of-control premium on your common stock and we may become subject to the control of a presently unknown third party.

Following the completion of this offering, Barrick will continue to own a majority equity interest in our company. As long as Barrick controls us, it will have significant influence over our plans and strategies, including strategies relating to marketing and growth. Barrick will have the ability, should it choose to do so, to sell or otherwise dispose of some or all shares of our common stock that it owns in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our company. Such sale would not require that a concurrent offer be made to acquire all shares of our common stock.

The ability of Barrick to privately sell or otherwise dispose of shares of our common stock it owns, with no requirement for a concurrent offer to be made to acquire all shares of our common stock that will be publicly traded hereafter, could prevent you from realizing any change-of-control premium on your shares that may otherwise accrue to Barrick on its private sale of shares of our common stock. Additionally, if Barrick privately sells or otherwise disposes of its significant equity interests in our company, we may become subject to the control of a presently unknown third party. Such third party may have interests that conflict with those of other stockholders, and may attempt to cause us to revise or change our plans and strategies, as well as the agreements between Barrick and us, described in this prospectus.

Future sales or a distribution by Barrick or other sales of shares of our common stock, or the perception that such sales may occur, could depress the price of our common stock.

Immediately following the completion of this offering, Barrick will own approximately   % of our outstanding shares of common stock (or   % if the underwriters exercise in full their option to purchase additional shares of common stock). Subject to the restrictions described in the paragraph below, future sales of these shares of common stock in the public market will be subject to the volume and other restrictions of Rule 144 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), for so long as Barrick is deemed to be our affiliate, unless such shares of common stock to be sold are registered with the SEC. We have granted certain registration rights to Barrick. See “Shares Eligible for Future Sale.” We are unable to predict with certainty whether or when Barrick will sell a substantial number of shares of our common stock. The sale by Barrick of a substantial number of shares of common stock after this offering, or a perception that such sales could occur, or a distribution of shares of our common stock held by Barrick, could significantly reduce the market price of our common stock.

We, our officers and directors and Barrick have agreed with the underwriters that, without the prior written consent of the representatives of the underwriters, we and they will not, subject to certain exceptions, during the period ending 180 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock or publicly disclose the intention to make any such offer, sale, pledge or disposition. The representatives of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the shares of common stock subject to the lock-up. When the lock-up period expires, we, Barrick and our other stockholders subject to lock-up agreements will be able to sell such shares of our common stock. Sales of substantial amounts of shares of our common stock upon expiration of the lock-up agreements, the perception that these sales may occur, or early release of the lock-up agreements could cause the market price of our common stock to decline or make it more difficult for you to sell your shares of our common stock at a time and price that you deem appropriate. See “Underwriting.” Following the completion of this offering, we may file a registration statement registering under the Securities Act the shares of common stock reserved for issuance under the American Barrick PGSU Plan, the American Barrick LTI Plan and the American Barrick ESPP. If equity securities granted under these plans are sold or it is perceived that they will be sold in the public market, the market price of our common stock could decline substantially. These sales also could impede our ability to raise future capital.

We have broad discretion in the use of our net proceeds from this offering and may not use them effectively.

We intend to use approximately $  of the net proceeds from this offering to repay the indebtedness owed to Barrick under the Promissory Note. We intend to use the remainder of the net proceeds for general corporate purposes. Our management will have broad discretion in the application of the net proceeds from this offering allocated for general corporate purposes and could spend the proceeds in ways that do not improve our operating results or enhance the value of our common stock. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Our management’s failure to apply these funds effectively could result in financial losses that could have a material adverse effect on our business and cause the price of our common stock to decline. Pending their use, we may invest our net proceeds from this offering in a manner that does not produce income or that loses value. See “Use of Proceeds.”

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about us or our business, our common stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that equity research analysts publish about us and our business. We do not currently have and may never obtain research coverage by equity research analysts. Equity research analysts may elect not to provide research coverage of our common stock after this offering, and such lack of research coverage may adversely affect the market price of our common stock. In the event we do have equity research analyst coverage, we will not have any control over the analysts or the content and opinions included in their reports. The price of our common stock could decline if one or more equity research analysts downgrade our common stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the Company or fails to publish reports on us regularly, demand for our common stock could decrease, which in turn could cause our share price or trading volume to decline.

Certain provisions in our articles of incorporation and our bylaws, and of Nevada law, may prevent or delay an acquisition of us, which could decrease the trading price of our common stock.

Our articles of incorporation and our bylaws will contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt an unsolicited takeover not approved by the board. These provisions will include (1) the ability of our directors, and not holders of shares of our common stock, to fill vacancies on the board (including those resulting from an enlargement of the board); (2) the inability of holders of shares of our common stock, other than Barrick to call a special meeting; (3) after Barrick first ceases to beneficially own a majority of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, the inability of holders of shares of our common stock to act by written consent; (4) procedures regarding how stockholders may present proposals or nominate directors for election at stockholder meetings; and (5) authority of the board of directors to issue preferred stock without stockholder vote or action.

Nevada’s “combinations with interested stockholders” statutes (Nevada Revised Statutes (“NRS”) 78.411 through 78.444, inclusive) provide that specified types of business “combinations” between certain Nevada corporations and any person deemed to be an “interested stockholder” of the corporation are prohibited for two years after such person first becomes an “interested stockholder” unless the corporation’s board of directors approves the combination (or the transaction by which such person becomes an “interested stockholder”) in advance, or unless the combination is approved by the board of directors and 60% of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates. Furthermore, in the absence of prior approval, certain restrictions may apply even after such two-year period. For purposes of these statutes, an “interested stockholder” is any person who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding shares of the corporation. The definition of the term “combination” is sufficiently broad to cover most significant transactions between a corporation and an “interested stockholder.” These statutes generally apply to Nevada corporations which are “resident domestic corporations,” meaning those corporations with 200 or more stockholders of record. However, NRS 78.434(5) permits a Nevada corporation in its articles of incorporation to elect, prior to the date on which the corporation first becomes a resident domestic corporation, not to be governed by these particular laws. Pursuant to

NRS 78.434(5), we will make such an opt-out election in our articles of incorporation prior to becoming a resident domestic corporation. See “Description of Capital Stock—Anti-Takeover Effects of Various Provisions of Nevada Law, Our Articles of Incorporation and Our Bylaws—Restrictions on Business Combinations.”

Nevada’s “acquisition of controlling interest” statutes (NRS 78.378 to 78.3793, inclusive) prohibit an acquirer, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statutes specify three stockholder voting power thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Generally, once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with Nevada’s dissenter’s rights statutes (NRS 92A.300 through 92A.500, inclusive). A corporation may elect to not be governed by, or “opt out” of, the control share provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. We will opt out of the control share statutes in our bylaws. See “Description of Capital Stock—Anti-Takeover Effects of Various Provisions of Nevada Law, Our Articles of Incorporation and Our Bylaws—Control Share Acquisitions.”

Additionally, so long as Barrick beneficially owns a majority of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, and therefore has the ability to determine the outcome of the election of all the members of our board of directors, Barrick will have substantial influence over the direction of our business, and the concentrated ownership of our outstanding shares and our expected entry into the Relationship Agreement in connection with this offering could prevent you and other stockholders from influencing significant decisions, including with respect to an actual or potential change of control or acquisition of us.

We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing the board with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some of our stockholders and could delay or prevent an acquisition that the board determines is not in the best interests of us and our stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

Our articles of incorporation will provide that the Eighth Judicial District Court of the State of Nevada or the federal district courts of the United States will be the sole and exclusive forum, and provide for a limited waiver of trial by jury, for the resolution of certain types of actions and proceedings that may be initiated by our stockholders, which could discourage lawsuits against us or our directors, officers, employees, or stockholders.

Our articles of incorporation will provide that, unless we consent to the selection of an alternative forum, the Eighth Judicial District Court of the State of Nevada will, to the fullest extent permitted by law, be the sole and exclusive forum for any action, suit or proceeding, whether civil, administrative or investigative: (1) that is an internal action (as defined in NRS 78.046); (2) as to which the NRS confers jurisdiction on the District Court of the State of Nevada; or (3) asserting a claim governed by the internal affairs doctrine; provided that such exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Our articles of incorporation will further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act.

Our articles of incorporation will further provide that, to the fullest extent not inconsistent with any applicable U.S. federal laws (including the Securities Act and the Exchange Act), any and all “internal actions” (as defined in NRS 78.046) must be tried in a court of competent jurisdiction (subject to the exclusive forum provisions in our articles of incorporation) before the presiding judge as the trier of fact and not before a jury. Pursuant to NRS 78.046, such requirement will conclusively operate as a waiver of the right to trial by jury by each party to any such “internal action,” but not to the extent any such waiver would be inconsistent with or prohibited under the federal securities laws (including the Securities Act and the Exchange Act) and the rules and regulations thereunder. Under NRS 78.046, the limited waiver of trial by jury is only intended to apply to “internal actions” brought in state courts in the State of Nevada and does not limit or otherwise affect any right to a jury trial in any other action, suit or proceeding (including in state courts outside of Nevada and U.S. federal courts). Therefore, the limited waiver of trial by jury will not apply to claims brought under the Exchange Act, which are subject to exclusive federal jurisdiction, and will only apply to Securities Act claims if such claims are properly brought in state courts in the State of Nevada and constitute an “internal action” under NRS 78.046.

To the fullest extent permitted by applicable law, any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to the forum and limited jury waiver provisions in our articles of incorporation, except our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws (including the Securities Act and the Exchange Act) and the rules and regulations thereunder.

These exclusive forum and limited jury waiver provisions may impose additional costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Nevada, or limit a stockholder’s ability to bring a claim in a judicial forum that such stockholder finds favorable for disputes with us or our directors, officers, employees, or stockholders, which in each case may discourage such lawsuits with respect to such claims. It is possible that a court could find these exclusive forum provisions inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, and we may incur additional costs associated with resolving such matters in other jurisdictions, which could divert our management’s attention and otherwise adversely affect our business, results of operations, financial condition, and cash flows.

Limitations on director and officer liability and our indemnification of our directors and officers may discourage stockholders from bringing suit against a director or officer.

Nevada law provides that our directors and officers will not be individually liable to us or our stockholders or creditors for damages as a result of any act or failure to act in their capacity as a director or officer unless (i) the statutory presumption in their favor established by NRS 78.138(3) is rebutted, (ii) the act or failure to act constituted a breach of their fiduciary duties as a director or officer, and (iii) such breach involved intentional misconduct, fraud or a knowing violation of law. These provisions may discourage stockholders from bringing suit against a director or officer for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on our behalf against a director or officer. In addition, our articles of incorporation and bylaws will require indemnification of directors and officers to the fullest extent permitted by Nevada law.

U.S. federal income tax may be imposed on any gain recognized by a non-U.S. holder on a sale, exchange or other taxable disposition of shares of our common stock if we are a “United States real property holding corporation.”

We believe that we currently are, and expect to remain for the foreseeable future, a “United States real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes. Assuming we are a

USRPHC, Non-U.S. Holders (as defined in “Certain U.S. Federal Income Tax Considerations for Non-U.S. Holders” in this prospectus) generally will be taxed on gain recognized on the sale, exchange or other taxable disposition of shares of our common stock and/or a 15% withholding tax will apply to the gross proceeds from the sale, exchange or other taxable disposition of shares of our common stock if, absent an applicable income tax treaty exemption, (i) our common stock ceases to be regularly traded on an established securities market, or (ii) such Non-U.S. Holder held more than 5% of our common stock at any time during the relevant period. See “Certain U.S. Federal Income Tax Considerations for Non-U.S. Holders—Sale, Exchange or Other Taxable Disposition of Common Stock.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements as defined under U.S. securities laws (collectively, “forward-looking statements”). Forward-looking statements provide our current expectations, intentions or forecasts of future events. Forward-looking statements include statements about expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not statements of historical fact. Words or phrases such as “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.

These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things: estimates regarding future earnings and the sensitivity of earnings to gold and other mineral prices; estimates of future mineral production and sales; the illustrative production ranges for, and statements related to growth potential at, Nevada Gold Mines; estimates of future production costs, other expenses and taxes for specific operations and on a consolidated basis, including estimates of future costs applicable to sales and all-in sustaining costs; estimates of future cash flows and the sensitivity of cash flows to gold and other mineral prices; estimates of future capital expenditures, including development and sustaining capital, as well as construction or closure activities and other cash needs, for specific operations and on a consolidated basis, and expectations as to the funding or timing thereof; estimates as to the projected development of certain ore deposits or projects, including without limitation expectations for production, milling, costs applicable to sales, all-in sustaining costs, mine-life extension, the costs of such development and other capital costs, financing plans for these deposits and expected production commencement dates, construction completion dates and other timelines; estimates of mineral reserves and mineral resources; statements regarding future exploration results and mineral reserve and mineral resource replacement and the sensitivity of mineral reserves to mineral price changes; statements regarding the expected completion of feasibility studies with respect to certain of our properties; statements regarding the availability of, and terms and costs related to, future borrowing or financing; statements related to the Separation (including the Company’s relationship with Barrick) and its expected benefits and the Company’s prospective strategies and operations; statements related to the Company’s dividend policy and ability to make future distributions; and estimates regarding future exploration expenditures and discoveries. Although the forward-looking statements contained in this prospectus are based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on these statements since actual results may vary from the forward-looking statements presented.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those expected in our forward-looking statements for many reasons, including the factors described in “Risk Factors.” In addition, even if our actual results are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. For example, factors that could cause our actual results to vary from projected future results include, but are not limited to:

•	gold price volatility and its effect on our revenue, profitability and the economic viability of our operations;

•	our ability to sustain or increase production, which depends on the successful and timely development of projects subject to numerous risks and capital requirements;

•	the inherent uncertainty of mineral reserve and mineral resource estimates, which may differ materially from actual results, and the need to replace depleted mineral reserves;

•	failure to achieve production, cost or capital estimates, including as a result of inflationary pressures on input costs;

•	the impact of government controls, regulations and tax laws on operations;

•	extensive permitting requirements and the risk of failure to obtain or maintain required permits;

•

political, economic and legal risks associated with our operations in the Dominican Republic, or other foreign countries we may invest in, including expropriation, changes in tax or royalty regimes and civil disturbances;

•	compliance with extensive environmental, health and safety laws and the potential for significant liabilities, fines or operational disruptions;

•	transitional and physical risks related to climate change, including increased regulatory costs, extreme weather events and climate-related litigation;

•	dependence on adequate water supplies and the risk that water scarcity, excess water or loss of water rights could disrupt production;

•	uncertainty and potential challenges to the validity of our mining claims and property titles;

•	significant physical risks and hazards inherent in mining, including equipment failures, tailings dam failures, seismic activity and the potential insufficiency of insurance coverage;

•	civil disturbances, criminal activities and community relations challenges, particularly at the Pueblo Viejo mine;

•	the impact of reputational harm on our financial performance, cash flows and growth prospects;

•	compliance with anti-bribery laws and the consequences of any violations;

•	pending and potential disputes, litigation and other legal proceedings;

•	geotechnical challenges associated with aging mines and deeper operations, including pit wall failures and tailings storage facility risks;

•	risks inherent in our joint ventures, including potential misalignment with partners;

•	supply chain disruptions, commodity shortages and labor constraints that could increase costs or delay operations;

•	the availability of adequate infrastructure, and the impact of any failure of or interference with such infrastructure, on our operations;

•	cybersecurity breaches, IT system failures or unauthorized access to personal or operational data;

•	concentration of our operations within the Nevada Gold Mines Complex and the Pueblo Viejo mine, which limits our ability to offset adverse developments at either location;

•	the impact of international trade policies, including tariffs, on our costs for raw materials, components and equipment;

•	currency fluctuations, particularly in the Dominican peso, and their effect on our operating costs and results of operations;

•	inherent risks of any derivative products we may use to manage commodity, currency or interest rate exposures;

•	risks associated with potential acquisitions, including integration challenges, unanticipated liabilities and dilution;

•	competition for mining claims, properties, infrastructure, key personnel and access to water and power;

•	the impact of the loss of, or our inability to hire and retain, experienced personnel or an operational workforce;

•	work stoppages, labor disputes, contractor reliance and health and safety incidents;

•	the potential impact of diseases and epidemics on our operations and financial results;

•

the potential impact of any deficiency in our internal controls, impairment of our goodwill and non-current assets or inaccuracy in our estimates or judgments relating to our critical accounting policies;

•	changes in tax laws, including the adoption of a global minimum tax, and exposures to additional tax liabilities that could adversely affect our effective tax rate and financial condition;

•	tax audits, reviews and examinations by authorities in the jurisdictions in which we operate, which could result in material tax liabilities in excess of reserves;

•

the impact of our indebtedness on our financial flexibility, including our ability to obtain additional financing and our vulnerability to adverse economic conditions and restrictions on our operational flexibility;

•	our ability to generate sufficient cash to service our indebtedness;

•	restrictive covenants in our debt agreements;

•	our ability to realize the anticipated benefits from the Separation, and the harm that the Separation may cause to our business;

•	difficulties related to the implementation or future expansion of our systems, procedures and controls following the Separation;

•	the sufficiency of the services provided to us by Barrick following the Separation;

•	our inability to replace or assign certain contracts used in our business in connection with the Separation;

•

restrictions on our ability to raise capital, make acquisitions or issue equity incentives in order to preserve Barrick’s ability to effect a tax-free distribution of shares of our common stock, including a requirement to obtain Barrick’s consent to issue securities, in order to preserve Barrick’s ability to effect a tax-free distribution of shares of our common stock, which could limit our ability to grow;

•	our lack of history as an independent company and the reliability of our historical financial information;

•	our reduced scale, diversification, purchasing power and access to resources relative to Barrick following the Separation;

•	the complexity of the Separation transactions and the potential for delayed or incomplete asset and liability transfers;

•	actual or potential conflicts of interest among certain of our directors and officers due to their equity ownership in, or positions with, Barrick;

•	the Separation Agreements will be negotiated in a parent-subsidiary context and may contain terms less favorable than arm’s-length terms;

•	the potential insufficiency of Barrick’s indemnification obligations and the risk of substantial indemnification claims against us;

•	the absence of a prior public market for our common stock and the risk that an active trading market may not develop;

•	volatility in the market price of our common stock due to factors including gold price changes, analyst coverage and actions by Barrick;

•	immediate dilution from this offering and potential further dilution from future issuances of shares of common stock or convertible securities;

•	our status as a “controlled company” under NYSE rules;

•	Barrick’s control of our business as our majority stockholder, whose interests may not align with those of our other stockholders;

•

the potential for sales of shares of our common stock by our stockholders (including by Barrick, our executive officers or our directors following the expiration of lock-up agreements) that may depress our share price;

•	the use of net proceeds from this offering;

•	the impact of provisions in our articles of incorporation and our bylaws that may delay or prevent a change of control or limit attempts by our stockholders to replace or remove our directors; and

•	the costs and demands of public company reporting and internal control requirements.

These factors should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus and the section of this prospectus entitled “Risk Factors.” Although we have attempted to identify important risk factors, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results and developments to differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. Forward-looking statements are not a guarantee of future results.

Given these risks and uncertainties, you are cautioned not to place substantial weight or undue reliance on these forward-looking statements when making an investment decision. Any forward-looking statements that we make in this prospectus speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events, except if required by applicable law. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $   million (or approximately $   million if the underwriters exercise in full their option to purchase additional shares of common stock), assuming an initial public offering price of $   per share of common stock (the midpoint of the range set forth on the cover page of this prospectus) and after deducting underwriting discounts and commissions and estimated offering expenses.

Assuming no exercise of the underwriters’ option to purchase additional shares of common stock, each $1.00 increase (decrease) in the assumed initial public offering price of $   per share of common stock (the midpoint of the range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses, by approximately $   million. Similarly, each increase (decrease) of 1,000,000 shares of common stock offered by us in this offering would increase (decrease) the net proceeds to us from this offering by approximately $   million, assuming the assumed initial public offering price described above remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

We intend to use approximately $  of the net proceeds from this offering to repay the indebtedness owed to Barrick under the Promissory Note. We intend to use the remainder of the net proceeds for general corporate purposes.

The Promissory Note will accrue interest at a rate equal to  % per annum and will mature on    . The Promissory Note will provide that we will have the right at our option to prepay the outstanding amounts, including principal and any accrued interest thereon, in whole or in part, without premium or penalty. See “Certain Relationships and Related Party Transactions—Relationship with Barrick—Dividend to Barrick and Promissory Note.”

We have no current specific plan with regard to the use of the remaining net proceeds following the repayment of indebtedness owed to Barrick under the Promissory Note, nor can we predict with certainty all of the particular uses for the proceeds of this offering. Accordingly, our management team will have broad discretion in applying the net proceeds of this offering following the repayment. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations.

DIVIDEND POLICY

In connection with this offering, we will adopt a dividend policy approved by Barrick, pursuant to which we expect to pay an annualized base dividend of $1.25 billion, paid on a quarterly basis. In addition, after reinvesting in our Tier One assets and pursuing growth opportunities, we also expect to return free cash flow in excess of our target net cash position of $1.0 billion (plus or minus $2.0 billion) to stockholders through special dividends subject to the discretion of our board of directors.

We expect to pay dividends on our common stock as described above and in amounts determined from time to time by our board of directors in accordance with applicable law. Any such decisions regarding the declaration and payment of dividends or other distributions will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, applicable law and other factors our board of directors may deem relevant.

The Relationship Agreement will provide that our dividend policy may not be amended without Barrick’s prior written consent for so long as Barrick beneficially owns at least 35% of our outstanding shares of common stock. See “Certain Relationships and Related Party Transactions—Agreements Between Barrick and Our Company—Relationship Agreement.”

We can provide no assurance that we will declare or pay any dividend or other distributions in any period. For a discussion of the risks associated with our ability to pay dividends, see “Risk Factors—Risks Related to Our Common Stock and this Offering—We may not pay dividends or other distributions on our common stock at the levels we currently intend, or at all.”

CAPITALIZATION

The table below sets forth our cash and cash equivalents and capitalization as of June 30, 2026:

•	on a historical basis as reflected in the carve-out financial statements; and

•

on an as adjusted basis to give effect to the Transactions, including the use of approximately $   million of the net proceeds of this offering to repay in full the Promissory Note issued to Barrick as a dividend immediately prior to the completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares of common stock), assuming an initial public offering price of $   per share of common stock (the midpoint of the range set forth on the cover page of this prospectus).

The information below is not necessarily indicative of what our cash and cash equivalents and capitalization would have been had the Transactions occurred as of June 30, 2026. In addition, it is not indicative of our future cash and cash equivalents and capitalization. The as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at the time of pricing of this offering.

Investors should read this table in conjunction with the sections of this prospectus entitled “Summary—Summary Historical Financial and Other Information,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Material Indebtedness,” as well as the carve-out financial statements included elsewhere in this prospectus.

	As of June 30, 2026
	Actual	As Adjusted
(in millions)	(unaudited)
Cash and cash equivalents	$2,797	$

Debt(1):
Revolving credit facility(2)	$—	$
5.80% notes due 2034	200
6.35% notes due 2036	600
7.50% notes due 2038	250
5.70% notes due 2041	850
5.75% notes due 2043	850

Total debt	2,750
Total equity(3)	16,784

Total capitalization	$19,534	$

(1)	Amounts shown represent the principal amounts of each series of notes. As of June 30, 2026, we had $16 million in unamortized debt discount and issuance costs.
(2)	We expect to enter into a new revolving credit facility concurrently with the closing of this offering. See “Description of Material Indebtedness—Revolving Credit Facility.”
(3)	Includes non-controlling interests of $7,001 million attributable to Newmont’s 38.5% interest in Nevada Gold Mines and 40% interest in Pueblo Viejo.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of common stock and the as adjusted net tangible book value per share of common stock after giving effect to the Transactions. As of June 30, 2026, giving effect to the Separation, we had a total net tangible book value of $   million, corresponding to a net tangible book value of $   per share of common stock. Net tangible book value represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets. Net tangible book value per share of common stock represents net tangible book value attributable to common stock divided by     , the total number of shares of our common stock outstanding at     ,     .

After giving effect to the offering, our total as adjusted net tangible book value estimated at June 30, 2026 would have been $(  ) million, representing $   per share of common stock. This represents an immediate increase in net tangible book value of $   per share of common stock to existing stockholders and an immediate dilution in net tangible book value of $   per share of common stock to new investors purchasing shares of our common stock in this offering. Dilution for this purpose represents the difference between the price per share of common stock paid by these purchasers and net tangible book value per share of common stock immediately after the completion of this offering.

The following table illustrates this dilution to new investors purchasing shares of our common stock in the offering.

Per Share
Assumed initial public offering price	$
Net tangible book value at ,

Increase in net tangible book value attributable to new investors	$
As adjusted net tangible book value after giving effect to the offering	$
Dilution to new investors

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Assuming no exercise of the underwriters’ option to purchase additional shares of common stock, a $1.00 increase (decrease) in the assumed initial public offering price of $   per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our as adjusted net tangible book value per share of common stock after this offering by $   per share of common stock and increase (decrease) the immediate dilution to new investors by $   per share of common stock, in each case assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. Similarly, each increase of 1,000,000 shares of common stock in the number of shares of common stock offered by us would increase our as adjusted net tangible book value by approximately $   per share of common stock and decrease the dilution to new investors by approximately $   per share of common stock, and each decrease of 1,000,000 shares of common stock in the number of shares of common stock offered by us would decrease our as adjusted net tangible book value by approximately $   per share of common stock and increase the dilution to new investors by approximately $   per share of common stock, in each case assuming the assumed initial public offering price of $   per share of common stock remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

The following table summarizes, as of June 30, 2026, on an adjusted basis as described above, the number of shares of our common stock, the total consideration and the average price per share of common stock (1) paid to us by our existing stockholder, Barrick, and (2) to be paid by new investors acquiring shares of our common stock in this offering at an assumed initial public offering price of $   per share of common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholder
New investors
Total

Each $1.00 increase (decrease) in the assumed initial public offering price of $   per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $   million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses. Similarly, each increase (decrease) of 1,000,000 shares of common stock in the number of shares of common stock offered by us would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by $   million, assuming the assumed initial public offering price of $   per share of common stock remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

The above discussions and tables are based on an assumed number of shares of common stock outstanding upon completion of this offering. We may choose to raise additional capital in the future. To the extent additional capital is raised through the sale of equity or convertible securities, the issuance of such securities could result in further dilution to stockholders. See “Risk Factors.”

THE SEPARATION

In connection with this offering, Barrick will complete an internal reorganization that will result in us owning, directly or indirectly, Barrick’s joint venture interests in Nevada Gold Mines (including Fourmile) and Pueblo Viejo, and certain other assets and liabilities associated with Barrick’s North American operations and in assets and liabilities that are not part of the North America Business being retained by or transferred to Barrick. Barrick’s assets and liabilities other than the North America Business will remain with Barrick. In addition, as part of such reorganization, we will issue to Barrick a promissory note in the aggregate principal amount of $  (the “Promissory Note”) as a dividend immediately prior to the completion of this offering to facilitate the return of capital from us to Barrick. We intend to use approximately $    of the net proceeds of this offering to repay the Promissory Note. See “Certain Relationships and Related Party Transactions—Relationship with Barrick—Dividend to Barrick and Promissory Note” and “Use of Proceeds.”

Following such reorganization, in addition to the Promissory Note, we will continue to be an obligor in respect of approximately $2.75 billion aggregate principal amount of currently outstanding debt of our subsidiaries. In addition, we expect to enter into a new revolving credit facility concurrently with the closing of this offering. See “Capitalization” and “Description of Material Indebtedness.”

The Separation Agreements

In connection with the completion of this offering, we and Barrick will consummate certain transactions and enter into the Separation Agreements. These agreements include:

•

the Separation Agreement that will govern (i) the relationship between us and Barrick following the completion of this offering (including with respect to the allocation of assets and liabilities between us and Barrick) and (ii) certain matters related to this offering;

•	the Relationship Agreement that will provide Barrick with certain governance and information rights as our majority stockholder;

•	the Services Agreement that will govern Barrick’s provision of various services to us and our provision of various services to Barrick following the Separation;

•

the Tax Matters Agreement that will govern our and Barrick’s respective rights, responsibilities and obligations after the closing of this offering with respect to certain tax matters, including tax liabilities (including allocation of responsibility for taxes attributable to us and our subsidiaries and taxes in connection with the Separation), tax attributes, tax returns and tax contests;

•

the Employee Matters Agreement that will address employment, compensation and benefits matters, including the allocation and treatment of assets and liabilities relating to employees and compensation and benefit plans and programs in which Barrick employees participate, as well as other human resources, employment and employee benefit matters; and

•	the Registration Rights Agreement pursuant to which we will grant Barrick certain registration rights with respect to shares of our common stock owned by Barrick.

See “Certain Relationships and Related Party Transactions—Agreements Between Barrick and Our Company” for a more detailed discussion of these agreements. All of the agreements relating to the Separation will be made in the context of a parent-subsidiary relationship and will be entered into in the overall context of our separation from Barrick. The terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See “Risk Factors—Risks Related to the Separation.”

While Barrick will have the ability to designate for election or appointment a majority of the members of our board of directors and of each board committee for so long as Barrick beneficially owns a majority of our outstanding shares of common stock and through other special stockholder rights under the Relationship Agreement, Barrick will not itself have decision-making authority in the day-to-day management of the Company.

We refer to the internal reorganization and the effectiveness of the Separation Agreements, collectively, as the “Separation.” We expect that the Separation will be completed in all material respects prior to or concurrently with the consummation of this offering. See “Risk Factors—Risks Related to the Separation.” We refer to the consummation of the Separation, this offering of common stock and the use of proceeds from this offering as described under “Use of Proceeds,” collectively, as the “Transactions.”

We believe, and Barrick has advised us that it believes, that the Separation and this offering will provide a number of benefits to our and Barrick’s respective businesses. These benefits include improving the strategic and operational flexibility of both companies, increasing the focus of the management teams on their respective business operations, allowing each company to adopt the capital structure, investment policy and dividend policy best suited to its financial and operational profiles and business needs, and providing each company with its own equity to facilitate acquisitions and to better incentivize management. In addition, as we will be a standalone public company, potential investors will be able to invest directly in our business. There can be no assurance, however, that we or Barrick will achieve the expected benefits of the Separation in a timely manner or at all. See “Risk Factors—Risks Related to the Separation.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with the carve-out financial statements and the notes thereto included elsewhere in this prospectus, as well as the discussion in “Business.” This discussion contains forward-looking statements that involve risks and uncertainties, and our actual results could differ materially from those discussed below due to a number of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

We have historically operated as part of Barrick. The financial information included in this prospectus has been prepared as if we had operated as a single economic group during the reporting periods presented and, accordingly, has been prepared on a carve-out basis, which involves aggregating the financial information of the combining entities and eliminating intercompany transactions between such entities, including income and expenses. Comparative figures have been presented as if the combining entities had been combined for the entire comparative periods. The financial information includes the assets, liabilities, revenues and expenses directly attributable to us based on the proposed operations to be included in the North America Business. Additionally, revenues and expenses include certain allocated amounts from Barrick and its other subsidiaries related to the North America Business such as shared services, centralized functions and corporate overhead. Allocations were determined by management on a reasonable and consistent basis using metrics that reflect the cost of the North America Business, such as operating costs and capital expenditures, which are included in general and administrative expenses. The financial information included in this prospectus may not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been a standalone company during the periods presented, including changes that will occur in our operations and capital structure as a result of this offering and the Separation described herein. In addition, the financial information included in this prospectus may not necessarily reflect what our financial condition, results of operations, and cash flows may be in the future. See “Presentation of Financial Information” and the carve-out financial statements included elsewhere in this prospectus, which have been prepared in accordance with GAAP.

This discussion includes certain non-GAAP financial measures that are not required by, or prepared in accordance with, GAAP. These are supplemental financial measures and should not be viewed as a substitute for GAAP financial measures. Although our management uses these non-GAAP financial measures when planning, monitoring and evaluating our performance, these non-GAAP financial measures should be considered only in conjunction with results presented in accordance with GAAP. The non-GAAP financial measures we present may not be comparable to similarly named measures reported by other companies. See “—Non-GAAP Financial Measures” for our definitions of these non-GAAP financial measures, information about how and why we use these non-GAAP financial measures, and a reconciliation of each of these non-GAAP financial measures to its most directly comparable financial measure calculated in accordance with GAAP.

Our Business

We are a premier pure-play gold producer and the largest gold producer with a portfolio of assets located entirely in North America. We operate six large, high-quality assets in two jurisdictions, Nevada and the Dominican Republic, including every Tier One gold asset that exists in the United States and four of the world’s 16 largest gold assets by 2025 production. We are principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development.

Nevada Gold Mines, a joint venture with Newmont in which we hold a 61.5% controlling interest and serve as the operator, is the largest gold mining complex in the world by 2025 production, and one of the largest by mineral reserves and mineral resources and is the foundation of our business in the United States. Pueblo Viejo, a joint venture with Newmont in which we hold a 60% controlling interest and serve as the operator, is a large-scale producing open pit gold mine located near Cotuí in the Sánchez Ramírez province of the Dominican

Republic. Pueblo Viejo is the fifth largest gold mine in North America based on 2025 gold production on a 100% basis. We also have various projects and exploration tenements located throughout the United States, Canada and the Caribbean.

Reportable Segments

For the six months ended June 30, 2026 and 2025 and for the years ended December 31, 2025, 2024 and 2023, our reportable operating segments consisted of our attributable interest in four individual gold mines, Carlin, Cortez, Turquoise Ridge (all of which form part of the Nevada Gold Mines Complex) and Pueblo Viejo, each of which is held in a joint venture with Newmont and is operated by us. Our remaining operating mines are grouped into an “Other Mines” category and are not reported as a reportable segment, and only supplemental information is disclosed individually. While our senior management team directs our business at a strategic level, mining operations at each of these properties, including exploration, production, sustainability and closure, are managed by senior management teams at the mine level.

Key Factors Affecting our Performance

We believe the key factors impacting our performance, profitability and our ability to generate free cash flow for our stockholders include the market price of gold, fuel costs and U.S. dollar interest rates.

Market Price of Gold

The price of gold is subject to volatile price movements over short periods of time and is affected by numerous industry and macroeconomic factors beyond our control, including supply and demand, the rate of inflation, changes in investment and consumption patterns, currency exchange and interest rates. Our revenues and profitability are highly correlated to the gold price, as is our ability to develop new properties. If the gold price were to decline for a prolonged period of time, our revenues and profitability might be materially adversely affected, and it may not be feasible to continue production, exploration or development of certain of our properties. During 2025, the gold price ranged from $2,615 per ounce to an all-time high of $4,550 per ounce. The average market price for the year of $3,432 per ounce also represented an all-time annual high, and a 44% increase from the 2024 average of $2,386 per ounce.

During 2025, and continuing into the first half of 2026, the gold price rose strongly, reaching all-time high nominal and average prices, as inflation pressures eased, benchmark interest rates were cut, and the trade-weighted U.S. dollar weakened while the global economic outlook remained uncertain and geopolitical conflicts persisted, underscoring gold’s role as a safe haven investment and store of value. Subsequent to year-end, gold prices traded to new all-time highs amid continuing geopolitical uncertainty, before falling moderately in the second quarter of 2026, driven primarily by continuing economic and geopolitical uncertainty, in particular the conflict in the Middle East.

Fuel Costs

For 2025, West Texas Intermediate (“WTI”) crude oil traded in a price range between $55 and $81 per barrel, with the market price averaging $65 per barrel, and closing the year at $57 per barrel. Oil prices were impacted by concerns about global economic growth, managed supply, and geopolitical concerns, including the ongoing invasion of Ukraine by Russia, the conflict in the Middle East and uncertainty related to Venezuela. Subsequent to year-end, crude oil has traded substantially above the 2025 price range primarily as a result of geopolitical uncertainty and supply concerns as a result of the military conflict in the Middle East. Volatility in crude oil and natural gas prices has a direct impact on our production costs, as we consume diesel fuel and natural gas across our mining and processing operations.

U.S. Dollar Interest Rates

During 2025, as inflationary pressures continued to ease, benchmark interest rates were cut by a total of 75 bps to a range of 3.50% to 3.75% by the end of the year. Changes to monetary policy in 2026 will be dependent on economic data to be observed during the year.

At present, our interest rate exposure mainly relates to interest income received on our cash balances ($1.8 billion at December 31, 2025); the carrying value of certain non-current assets and liabilities; and the interest payments on our variable-rate lease liabilities (less than $13 million at December 31, 2025). Currently, the amount of interest expense recorded in our carve-out statements of income is not materially impacted by changes in interest rates, because the majority of our debt was issued at fixed interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments. Changes in interest rates affect the accretion expense recorded on our reclamation liabilities and therefore would affect our net income.

Results of Operations

Financial and Operating Highlights

The table below sets forth our financial and operating highlights for the periods presented:

	For the six months ended June 30,			For the year ended December 31,
(in millions, except ounce, per ounce and percentage data)	2026	2025	% Change	2025	2024	% Change	2023	% Change
Financial Results
Revenues	$7,259	$4,505	61%	$11,403	$7,830	46%	$6,967	12%
Cost of sales	2,880	2,576	12%	5,460	5,028	9%	4,954	1%
Net earnings(a)	1,765	673	162%	2,240	993	126%	546	82%
Non-GAAP Financial Measures(b)
Attributable adjusted net earnings(b)	$1,758	$679	159%	$2,267	$1,013	124%	$695	46%
Attributable adjusted EBITDA(b)	2,847	1,351	111%	4,021	2,158	86%	1,705	27%
Attributable adjusted EBITDA margin(b)	64%	49%	31%	58%	45%	29%	40%	13%
Minesite sustaining capital expenditures(b), (c)	$428	$529	(19)%	$942	$1,017	(7)%	$1,062	(4)%
Project capital expenditures(b), (c)	320	196	63%	476	341	40%	532	(36)%
Total consolidated capital expenditures(c), (d)	$759	$733	4%	$1,434	$1,388	3%	$1,636	(15)%
Total attributable capital expenditures	$475	$456	4%	$896	$870	3%	$988	(12)%
Net cash provided by operating activities	3,694	1,546	139%	5,333	2,883	85%	2,389	21%
Net cash provided by operating activities margin(e)	51%	34%	50%	47%	37%	27%	34%	9%
Free cash flow(b)	$2,935	$813	261%	$3,899	$1,495	161%	$753	99%
Attributable free cash flow(b)	1,485	284	423%	1,979	669	196%	228	193%
Operating Results
Gold production (000s ounces)(f)	951	892	7%	1,970	2,002	(2)%	2,200	(9)%
Gold sold (000s ounces)(f)	956	890	7%	1,985	1,997	(1)%	2,195	(9)%
Market gold price ($/oz)	$4,693	$3,067	53%	$3,432	$2,386	44%	$1,941	23%
Realized gold price ($/oz)(b), (f)	4,641	3,082	51%	3,486	2,388	46%	1,944	23%
COS ($/oz)(f), (g)	1,856	1,769	5%	1,680	1,533	10%	1,381	11%
TCC ($/oz)(b), (f)	1,444	1,413	2%	1,315	1,209	9%	1,076	12%
AISC ($/oz)(b), (f)	1,794	1,850	(3)%	1,687	1,581	7%	1,433	10%

(a)	Net earnings represents net earnings attributable to the owners of our business.

(b)	See “—Non-GAAP Financial Measures” for further information on these non-GAAP financial measures, including detailed reconciliations.
(c)	Amounts presented on a consolidated cash basis. Project capital expenditures are not included in our calculation of AISC.
(d)

Total consolidated capital expenditures also includes capitalized interest of $11 million and $8 million for the six months ended June 30, 2026 and 2025, respectively, and $16 million, $30 million and $42 million for the years ended December 31, 2025, 2024 and 2023, respectively.

(e)	Represents net cash provided by operating activities divided by revenue.
(f)	On an attributable basis.
(g)	COS/oz is calculated as cost of sales across our operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using our ownership share).

	As of June 30, 2026	As of December 31,
(in millions)		2025	2024	2023
Financial Position
Debt (current and long-term)	$2,734	$2,733	$2,732	$2,731
Cash and cash equivalents	2,797	1,754	891	650
Debt, net of cash	(63)	979	1,841	2,081

Revenue

	For the six months ended June 30,		For the year ended December 31,
(in millions, except per ounce data in dollars)	2026	2025	2025	2024	2023
Gold sold (000s ounces)(a)	956	890	1,985	1,997	2,195
Gold production (000s ounces)(a)	951	892	1,970	2,002	2,200
Market gold price ($/oz)	$4,693	$3,067	$3,432	$2,386	$1,941
Realized gold price ($/oz)(b)	4,641	3,082	3,486	2,388	1,944
Revenue	7,259	4,505	11,403	7,830	6,967

(a)	On an attributable basis.
(b)	See “—Non-GAAP Financial Measures” for further information on these non-GAAP financial measures, including detailed reconciliations.

For the six months ended June 30, 2026 compared to the six months ended June 30, 2025

For the six months ended June 30, 2026, consolidated gold revenue increased by 61% compared to the six months ended June 30, 2025, primarily due to an increase in the realized gold price, combined with higher sales volumes. The average market gold price for the six months ended June 30, 2026 was $4,693 per ounce versus $3,067 per ounce for the six months ended June 30, 2025.

For the six months ended June 30, 2026, attributable gold production was 7% higher than the six months ended June 30, 2025, primarily driven by higher production at Carlin due to improved processing performance at the Goldstrike Autoclave, as well as sustained throughput improvements delivered at Pueblo Viejo.

The following graph illustrates our attributable gold production variance (in 000s ounces) for the six months ended June 30, 2026 as compared to the six months ended June 30, 2025:

YTD 2025
892
Carlin (61.5%)
30
Pueblo Viejo (60%)
24
Turquoise Ridge (61.5%)
21
Cortez (61.5%)
(7)
Other
(9)
YTD 2026
951

For the year ended December 31, 2025 compared to the year ended December 31, 2024

In 2025, consolidated gold revenue increased by 46% compared to 2024, primarily due to a higher realized gold price, partially offset by a slight decrease in sales volumes. The average market gold price for 2025 was $3,432 per ounce compared to $2,386 per ounce in 2024.

In 2025, attributable gold production was 1,970 thousand ounces, 32 thousand ounces lower than 2024 production, primarily driven by lower underground grades mined at Carlin. This unfavorable impact at Carlin was partially offset by increased production at Turquoise Ridge due to higher underground tonnes mined and processed together with higher production from Pueblo Viejo mainly associated with higher throughput following the plant expansion, and increased production at Cortez enabled by processing of Cortez refractory ore at the Carlin roasters.

The following graph illustrates our attributable gold production variance (in 000s ounces) for the year ended December 31, 2025 as compared to the year ended December 31, 2024:

For the year ended December 31, 2024 compared to the year ended December 31, 2023

In 2024, consolidated gold revenue increased by 12% compared to 2023, primarily due to a higher realized gold price, partially offset by a decrease in sales volumes. The average market gold price for 2024 was $2,386 per ounce compared to $1,941 per ounce in 2023.

In 2024, attributable gold production was 2,002 thousand ounces, 198 thousand ounces lower than 2023 largely driven by decreased production at Carlin and Cortez. At Carlin, this was due to lower grades processed, lower recoveries and the reduction in open pit tonnes mined. At Cortez, this was due to lower leach ore mined at the Crossroads open pit and lower oxide ore mined from Cortez Hills underground, in line with the mine sequence.

The following graph illustrates our attributable gold production variance (in 000s ounces) for the year ended December 31, 2024 as compared to the year ended December 31, 2023:

Cost of Sales

	For the six months ended June 30,		For the year ended December 31,
(in millions, except per ounce data)	2026	2025	2025	2024	2023
Site operating costs	$2,185	$1,988	$4,114	$3,867	$3,761
Depreciation	628	532	1,229	1,090	1,129
Royalty expense	189	92	253	180	183
Mining and production taxes	61	41	99	66	60
Community relations	12	15	24	18	23
Revenues from by-product sales	(195)	(92)	(259)	(193)	(202)

Cost of sales	$2,880	$2,576	$5,460	$5,028	$4,954

COS/oz(a)	$1,856	$1,769	$1,680	$1,533	$1,381
TCC/oz(b)	1,444	1,413	1,315	1,209	1,076
AISC/oz(b)	1,794	1,850	1,687	1,581	1,433

(a)	COS/oz is calculated as cost of sales across our operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using our ownership share).
(b)	See “—Non-GAAP Financial Measures” for further information on these non-GAAP financial measures, including detailed reconciliations.

For the six months ended June 30, 2026 compared to the six months ended June 30, 2025

For the six months ended June 30, 2026, cost of sales on a consolidated basis was 12% higher than for the six months ended June 30, 2025, mainly due to higher depreciation (in particular at Carlin and Cortez), higher sales volume, and higher royalties associated with the higher realized gold price, partially offset by higher revenues from by-product sales. On a per ounce basis, gold COS/oz and TCC/oz were 5% and 2% higher, respectively, compared to the six months ended June 30, 2025. COS/oz was higher primarily due to the impact of higher depreciation largely associated with the Arturo open pit at Carlin and Crossroads Phase 6 at Cortez, combined with the impact of lower grades processed at Cortez, higher fuel prices, and higher royalties associated with the higher realized gold price. TCC/oz was slightly higher compared to the six months ended June 30, 2025 due to the factors described above, excluding depreciation.

For the six months ended June 30, 2026, AISC/oz decreased by 3% compared to the six months ended June 30, 2025, primarily due to lower minesite sustaining capital expenditures combined with lower general and administrative expenses, partially offset by a slight increase in TCC/oz.

For the year ended December 31, 2025 compared to the year ended December 31, 2024

In 2025, cost of sales on a consolidated basis was 9% higher than in 2024, primarily due to higher site operating costs, combined with higher depreciation expense, increased royalties as a result of a higher realized gold price, and higher mining and production taxes, partially offset by higher revenues from by-product sales. These impacts were partially offset by the impact of lower sales volume. Our per ounce metrics, COS/oz and TCC/oz, were 10% and 9% higher, respectively, than in 2024, primarily due to a higher proportion of higher cost Cortez refractory ounces processed at the Carlin roasters, lower production at Carlin (resulting in reduced fixed cost dilution), higher stock-based compensation and higher royalties associated with the increase in the realized gold price.

In 2025, AISC/oz increased by 7% compared to 2024 primarily due to the factors attributable to higher TCC/oz, combined with higher general and administrative expenses driven by an increase in stock-based compensation, partially offset by lower minesite sustaining capital expenditures.

For the year ended December 31, 2024 compared to the year ended December 31, 2023

In 2024, cost of sales on a consolidated basis was almost in line with 2023, with higher site operating costs largely offset by lower depreciation. On a per ounce basis, COS/oz and TCC/oz were 11% and 12% higher, respectively, than in 2023, primarily due to lower production at NGM resulting in reduced fixed cost dilution (in particular, lower grades processed and lower recoveries at Carlin) together with higher electricity consumption, plant maintenance costs, and gas prices at Pueblo Viejo. Costs were further impacted by higher royalties across all sites due to the increase in the realized gold price.

In 2024, AISC/oz increased by 10% compared to 2023 primarily due to higher TCC/oz, partially offset by lower minesite sustaining capital expenditures.

General and Administrative Expenses

	For the six months ended June 30,		For the year ended December 31,
(in millions)	2026	2025	2025	2024	2023
Corporate administration	$24	$31	$55	$52	$58
Stock-based compensation	11	11	53	9	13

General and administrative expenses	$35	$42	$108	$61	$71

General and administrative expenses consist of allocations from Barrick related to items such as shared services, centralized functions, or corporate overhead. Allocations were determined by management on a reasonable and consistent basis using metrics that reflect the cost of our business, such as operating costs and capital expenditures.

For the six months ended June 30, 2026 compared to the six months ended June 30, 2025

For the six months ended June 30, 2026, general and administrative expenses decreased by $7 million compared to the six months ended June 30, 2025 mainly due to lower corporate administration expenses.

For the year ended December 31, 2025 compared to the year ended December 31, 2024

General and administrative expenses in 2025 increased by $47 million compared to 2024 due to higher stock-based compensation due to a significant increase in Barrick’s share price.

For the year ended December 31, 2024 compared to the year ended December 31, 2023

General and administrative expenses in 2024 decreased by $10 million compared to 2023 due to lower corporate administration expenses attributed to reductions in employee and consultant costs, combined with lower stock-based compensation expense as a result of a decrease in Barrick’s share price.

Exploration, Evaluation and Project Expenses

	For the six months ended June 30,		For the year ended December 31,
(in millions)	2026	2025	2025	2024	2023
Greenfield exploration(a)	$111	$46	$139	$89	$59
Minesite exploration and evaluation	7	10	23	33	35
Project costs(a)	12	7	18	15	16
IPO project costs	22	—	—	—	—

Total exploration, evaluation and project expenses	$152	$63	$180	$137	$110

(a)

Includes spending on the 100% owned Fourmile exploration stage gold project of $69 million and $31 million for the six months ended June 30, 2026 and 2025, respectively, and $91 million, $46 million and $14 million for the years ended December 31, 2025, 2024 and 2023, respectively.

For the six months ended June 30, 2026 compared to the six months ended June 30, 2025

Exploration, evaluation and project expenses for the six months ended June 30, 2026 were $89 million higher compared to the six months ended June 30, 2025, primarily due to higher greenfield exploration costs mainly related to the ramp-up of drilling activities at Fourmile and a greater number of exploration drilling projects in Nevada, combined with higher project costs related to this offering and the Separation.

For the year ended December 31, 2025 compared to the year ended December 31, 2024

Exploration, evaluation and project expenses for 2025 increased by $43 million compared to 2024, primarily due to higher greenfield exploration costs at Fourmile from the continued ramp-up of drilling activities.

For the year ended December 31, 2024 compared to the year ended December 31, 2023

Exploration, evaluation and project expenses for 2024 increased $27 million compared to 2023, primarily due to higher greenfield exploration costs at Fourmile from the ramp-up of drilling activities.

Interest Expense, Net

	For the six months ended June 30,		For the year ended December 31,
(in millions)	2026	2025	2025	2024	2023
Interest expense(a)	$120	$124	$237	$244	$238
Interest capitalized	(11)	(8)	(16)	(30)	(42)

Interest expense, net	$109	$116	$221	$214	$196

(a)

Includes non-cash interest expense relating to the streaming agreement with Royal Gold Inc. (“Royal Gold”) in respect of Pueblo Viejo (as further described in “Business—Reportable Operating Segments-Pueblo Viejo (60% basis)”) of approximately $12 million and $14 million for the six months ended June 30, 2026 and 2025, respectively, and approximately $18 million, $28 million and $27 million for the years ended December 31, 2025, 2024 and 2023, respectively.

For the six months ended June 30, 2026 compared to the six months ended June 30, 2025

For the six months ended June 30, 2026, interest expense, net was $7 million lower than for the six months ended June 30, 2025 as a result of higher capitalized interest primarily relating to the Ren project at Carlin, combined with lower non-cash interest expense relating to the Pueblo Viejo streaming agreement with Royal Gold.

For the year ended December 31, 2025 compared to the year ended December 31, 2024

In 2025, interest expense, net was 3% higher than 2024, primarily due to lower capitalized interest relating to the Pueblo Viejo expansion project, partially offset by lower non-cash interest expense relating to the streaming agreement with Royal Gold.

For the year ended December 31, 2024 compared to the year ended December 31, 2023

In 2024, interest expense, net was 9% higher than 2023, primarily due to lower capitalized interest relating to the Pueblo Viejo expansion project.

Additional Significant Statement of Income Items

	For the six months ended June 30,		For the year ended December 31,
(in millions)	2026	2025	2025	2024	2023
Impairment charges	$—	$4	$13	$68	$215
Reclamation	47	34	58	120	76
Other (income) expense	(19)	5	18	(34)	24
Interest income	(52)	(29)	(64)	(55)	(59)

Impairment Charges

	For the six months ended June 30,		For the year ended December 31,
(in millions)	2026	2025	2025	2024	2023
Asset impairments
Long Canyon	$—	$—	$2	$47	$210
Carlin	—	4	6	2	4
Pueblo Viejo	—	—	1	10	0
Cortez	—	—	4	9	0
Other	—	—	0	0	1

Total impairment charges	$—	$4	$13	$68	$215

For the six months ended June 30, 2026, we recognized no impairment charges, compared to $4 million of impairment charges in the six months ended June 30, 2025.

In 2025, we recognized $13 million of impairment charges related to minor items. This compares to impairment charges of $68 million in 2024, mainly due to non-current asset impairment charges of $47 million at Long Canyon, reflecting the decision to place the mine in closure and remove the associated mineral resources. In 2023, we recognized $215 million of impairment charges, primarily due to a non-current asset impairment of $210 million at Long Canyon as we decided not to pursue the permitting associated with Phase 2 mining, removed those ounces from our life-of-mine plan and placed the mine on care and maintenance.

Refer to note 13 to the annual carve-out financial statements for a full description of impairment charges.

Reclamation

Reclamation for the six months ended June 30, 2026 was an expense of $47 million compared to $34 million in the six months ended June 30, 2025. The increase primarily related to the production of sulfur concentrate through the Tailings Reprocessing Project at the Golden Sunlight closure property.

Reclamation expense in 2025 was $58 million compared to $120 million in 2024 and $76 million in 2023. The lower expense in 2025 was a result of 2024 having higher closure cost estimates relating to legacy mine sites operated by Homestake Mining Company (“HMC”) that were closed prior to Barrick’s 2001 acquisition, combined with lower closure cost estimates relating to Golden Sunlight in 2025. The higher expense in 2024 compared to 2023 was primarily due to the higher closure cost estimates relating to legacy mine sites at HMC, combined with higher contractor costs at Nevada Gold Mines and HMC.

Other (Income) Expense

For the six months ended June 30, 2026, other income was $19 million compared to other expense of $5 million in the six months ended June 30, 2025. The higher income in the six months ended June 30, 2026 mainly relates to a gain on the divestment of U.S. closure properties.

In 2025, other expense was $18 million and was primarily attributed to a credit loss expense for a receivable at NGM, combined with the NGM management fee payable to Barrick, partially offset by a gain on equity investments. Other income of $34 million in 2024 mainly relates to insurance proceeds received in relation to the claim for the 2023 conveyor failure at Pueblo Viejo, partially offset by the NGM management fee payable to Barrick. In 2023, other expense was $24 million and primarily related to the NGM management fee payable to Barrick.

Interest Income

Interest income for the six months ended June 30, 2026 was $52 million compared to $29 million in the six months ended June 30, 2025. The higher interest income in the six months ended June 30, 2026 was associated with higher cash balances.

Income Tax Expense

Income tax expense was $882 million in the six months ended June 30, 2026. The effective income tax rate in the six months ended June 30, 2026 was 21% of income before income taxes.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore, the expectations of our ability to realize deferred tax assets. The interpretation of tax regulations and legislation as well as their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carryforwards, and deferred tax liabilities. Potential changes in any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods. For further details on income tax expense, refer to note 6 of the condensed interim carve-out financial statements.

Income tax expense was $1,168 million in 2025, compared to $391 million in 2024 and $288 million in 2023. The effective income tax rate for 2025 was 22%, compared to 17% in 2024 and 21% in 2023, of income before income taxes after adjusting for foreign tax effects, cross-border tax laws, tax credits, nontaxable and nondeductible items, prior year adjustments and other expense adjustments.

We record deferred tax assets and liabilities for temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, and for operating loss and tax credit carryforwards, under the asset-and-liability method of accounting for income taxes, using enacted rates expected to be in effect when these differences reverse. We recognize deferred tax assets for deductible temporary differences and carryforwards and record a valuation allowance when, based on the weight of available positive and negative evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Changes in the valuation allowance are recognized in income tax expense unless attributable to an item recognized outside of net income. The interpretation of tax regulations and legislation, and their application to our business, is complex and subject to change.

We have significant amounts of deferred tax assets, including tax loss and other attribute carryforwards, and deferred tax liabilities, together with a valuation allowance against a portion of our deferred tax assets. Potential changes in any of these amounts, as well as our assessment of the realizability of our deferred tax assets, could significantly affect our net income or cash flows in future periods. For further details on income tax expense, refer to note 7 to the annual carve-out financial statements.

The more significant items impacting income tax expense in the six months ended June 30, 2026 and the years ended December 31, 2025, 2024 and 2023 include the following:

Accounting for Joint Ventures and Associates

NGM is a limited liability company treated as a flow-through partnership for U.S. tax purposes. The partnership is not subject to federal income tax directly, rather, each partner is liable for tax on its share of the partnership’s profits. The Company accounts for its current and deferred income tax associated with its investment (61.5% share) under ASC 740—Income Taxes (“ASC 740”), including the outside basis difference on its partnership interest under ASC 740-30.

Mining Taxes

In addition to corporate income tax, we pay mining taxes in the United States (Nevada) and the Dominican Republic. NGM is subject to a Net Proceeds of Minerals tax in Nevada at a rate of 5% and the tax expense recorded in 2025 was $268 million (2024: $136 million, 2023: $119 million). The other significant mining tax is the Dominican Republic’s Net Profits Interest tax, which is determined based on cash flows as defined by the Pueblo Viejo Special Lease Agreement. A tax expense of $293 million was recorded in respect of this tax in 2025 (2024: $143 million; 2023: $101 million).

United States Tax Reform

Under the Inflation Reduction Act signed in August 2022, the United States implemented a 15% corporate alternative minimum tax (“CAMT”) on applicable financial statement income, effective for tax years beginning after December 31, 2022, with CAMT credit carryforwards having an indefinite life. We are subject to CAMT as we meet the requisite income thresholds.

While final regulations are still awaited, since the introduction of CAMT, we have recognized a deferred tax asset for the CAMT credit carryforwards anticipating recovery against future U.S. federal income tax liabilities.

On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was signed into law and includes the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework, and the restoration of favorable tax treatment for certain business provisions. We continue to evaluate the effect of provisions addressing the treatment of Section 163(j) interest expense limitations, bonus depreciation and the capitalization of research and experimental expenditures under Section 174.

Organisation for Economic Co-operation and Development (“OECD”) Pillar Two Model Rules

For the six months ended June 30, 2026 compared to the six months ended June 30, 2025

Consistent with the FASB Staff’s view that the GloBE minimum tax is an alternative minimum tax under ASC 740, we have not recognized deferred tax assets or liabilities for the future effects of the Pillar Two minimum tax. Based on our assessment of the OECD Transitional Safe Harbor rules, no material Pillar Two current tax expense or liability was identified for the second quarter of 2026.

As the law is evolving, both in Canada and elsewhere, we will continue to monitor the impact of this legislation.

For the year ended December 31, 2025 compared to the year ended December 31, 2024, and for the year ended December 31, 2024 compared to the year ended December 31, 2023

Our business accounts for Pillar Two taxes as period costs in the period in which they are incurred. Based on the jurisdictions in which we operate and the applicable transitional safe-harbor provisions, we did not identify any material Pillar Two current tax expense to be accrued for 2025, and we do not expect the transitional safe harbors, as extended by the OECD’s Inclusive Framework in its January 5, 2026 administrative guidance, to result in a material incremental tax cost under the current application of the standard. As the law is evolving, we will continue to monitor the impact of this legislation.

Attributable Net Earnings and Attributable Adjusted Net Earnings

For the six months ended June 30, 2026 compared to the six months ended June 30, 2025

Attributable net earnings and attributable adjusted net earnings for the six months ended June 30, 2026 were $1,765 million and $1,758 million, respectively, compared to $673 million and $679 million, respectively, in the six months ended June 30, 2025. The primary drivers of the increase were a higher realized gold price and higher gold sales volumes, partially offset by a higher COS/oz. For the six months ended June 30, 2026 realized gold prices were 51% higher when compared to the six months ended June 30, 2025.

Higher gold sales volumes were mainly due to higher production at Carlin due to improved processing performance at the Goldstrike Autoclave, as well as sustained throughput improvements delivered at Pueblo Viejo.

The increase in COS/oz was primarily due to the impact of higher depreciation largely associated with the Arturo open pit at Carlin and Crossroads Phase 6 at Cortez, combined with the impact of lower grades processed at Cortez, higher fuel prices, and higher royalties with the higher realized gold price.

For the year ended December 31, 2025 compared to the year ended December 31, 2024

Attributable net earnings for the year ended December 31, 2025 were $2,240 million compared to $993 million in 2024. The primary driver of the increase was a higher realized gold price, partially offset by slightly lower gold sales volumes and an increase in COS/oz. Attributable adjusted net earnings of $2,267 million for the year ended December 31, 2025 was $1,254 million higher than 2024. The 2025 realized gold price was 46% higher, when compared to 2024.

Gold sales volumes were slightly lower driven by lower underground grades mined at Carlin, partially offset by increased production at Turquoise Ridge due to higher underground tonnes mined and processed together with higher production from Pueblo Viejo mainly associated with higher throughput following the plant expansion.

The increase in COS/oz was primarily due to a higher proportion of higher cost Cortez refractory ounces processed at the Carlin roasters, lower production at Carlin (resulting in reduced fixed cost dilution), higher stock-based compensation and higher royalties associated with the increase in the realized gold price.

For the year ended December 31, 2024 compared to the year ended December 31, 2023

Attributable net earnings for the year ended December 31, 2024 were $993 million compared to $546 million in 2023. The primary driver of the increase was a higher realized gold price, partially offset by an increase in gold COS/oz and lower gold sales volumes. Attributable adjusted net earnings of $1,013 million for the year ended December 31, 2024 was $318 million higher than 2023. The 2024 realized gold price was 23% higher, when compared to 2023.

The increase in COS/oz was primarily due to lower production at NGM resulting in reduced fixed cost dilution (in particular, lower grades processed and lower recoveries at Carlin) together with higher electricity consumption, plant maintenance costs, and gas prices at Pueblo Viejo. This was further impacted by higher royalties across all sites due to the increase in the realized gold price.

Lower gold sales volumes were largely driven by Carlin and Cortez. At Carlin, this was due to lower grades processed, lower recoveries and the reduction in open pit tonnes mined. At Cortez, this was due to lower leach ore mined at the Crossroads open pit and lower oxide ore mined from Cortez Hills underground, in line with the mine sequence.

Significant adjusting items for 2024 include long-lived asset impairment charges of $68 million primarily at Long Canyon and for 2023 include long-lived asset impairment charges of $215 million primarily at Long Canyon.

See “—Non-GAAP Financial Measures” for a full list of reconciling items between attributable net earnings and attributable adjusted net earnings for the current and previous periods.

Performance of Our Reportable Segments

Our presentation of reportable operating segments consists of four gold mines: Carlin, Cortez, Turquoise Ridge and Pueblo Viejo. Our remaining operating segments are grouped into an “Other Mines” category and are not reported as a reportable segment, and only supplemental information is disclosed individually. Segment performance is evaluated based on income (loss) before tax and other items.

Certain costs are managed on a consolidated basis and are therefore not reflected in segment income (loss) before tax.

Nevada Gold Mines (61.5% controlling interest)

We are the operator of the NGM Complex and own a 61.5% controlling interest, with Newmont owning the remaining 38.5%. The NGM joint venture is accounted for as a subsidiary with a 38.5% non-controlling interest. The following table sets forth a summary of operating and financial data in respect of our 61.5% controlling interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon (until it transitioned to care and maintenance at the end of 2023 and subsequently into closure at the end of 2024), for the periods presented:

	For the six months ended June 30,			For the year ended December 31,
(dollars in millions, except ore data and ounce and per ounce data)	2026	2025	% Change	2025	2024	% Change	2023	% Change
Total tonnes mined (000s)	63,736	74,265	(14)%	142,558	155,626	(8)%	167,641	(7)%
Open pit ore	12,022	7,962	51%	20,341	19,541	4%	29,797	(34)%
Open pit waste	48,400	63,258	(23)%	115,887	130,049	(11)%	132,323	(2)%
Underground	3,314	3,045	9%	6,330	6,036	5%	5,521	9%
Average grade (grams/tonne)
Open pit mined	0.60	0.97	(38)%	1.17	1.11	5%	1.03	8%
Underground mined	8.05	7.91	2%	8.29	8.47	(2)%	8.99	(6)%
Processed	1.89	2.73	(31)%	2.76	2.84	(3)%	1.98	43%
Ore tonnes processed (000s)	17,373	12,084	44%	25,866	23,959	8%	35,590	(33)%
Oxide mill	3,892	3,727	4%	7,675	8,266	(7)%	9,624	(14)%
Roaster	2,666	2,488	7%	5,259	5,293	(1)%	4,993	6%
Autoclave	2,288	2,027	13%	4,240	4,235	0%	3,636	16%
Heap leach	8,527	3,842	122%	8,692	6,165	41%	17,337	(64)%
Recovery rate(a)	82%	82%	0%	83%	82%	1%	83%	(1)%
Oxide Mill(a)	74%	78%	(5)%	78%	79%	(1)%	79%	0%
Roaster	85%	85%	0%	86%	85%	1%	86%	(1)%
Autoclave	82%	79%	4%	80%	79%	1%	82%	(4)%
Gold produced (000s ounces)	758	723	5%	1,591	1,650	(4)%	1,865	(12)%
Oxide mill	115	149	(23)%	287	331	(13)%	411	(19)%
Roaster	407	384	6%	864	850	2%	891	(5)%
Autoclave	208	168	24%	399	373	7%	386	(3)%
Heap leach	28	22	27%	41	96	(57)%	177	(46)%
Gold sold (000s ounces)	766	721	6%	1,602	1,646	(3)%	1,860	(12)%
Revenue	$3,568	$2,256	58%	$5,720	$3,969	44%	$3,619	10%
Cost of sales	1,467	1,291	14%	2,780	2,571	8%	2,610	(1)%
Income	2,081	944	120%	2,889	1,339	116%	941	42%
EBITDA(b), (c)	2,380	1,188	100%	3,477	1,860	87%	1,504	24%
EBITDA margin(d)	67%	53%	26%	61%	47%	30%	42%	12%
Capital expenditures(e)
Minesite sustaining(b)	$197	$251	(22)%	$422	$506	(17)%	$530	(5)%
Project(b), (f)	139	96	45%	220	146	51%	206	(29)%
Total capital expenditures	$340	$350	(3)%	$646	$656	(2)%	$740	(11)%

COS/oz	$1,910	$1,783	7%	$1,727	$1,545	12%	$1,394	11%
TCC/oz(b)	1,534	1,458	5%	1,372	1,244	10%	1,104	13%
AISC/oz(b)	1,822	1,838	(1)%	1,665	1,583	5%	1,419	12%

(a)	Excludes the Gold Quarry (Mill 5) concentrator (decommissioned at the end of the first quarter of 2023).
(b)	See “—Non-GAAP Financial Measures” for further information on these non-GAAP financial measures, including detailed reconciliations.
(c)

EBITDA represents income plus depreciation. Depreciation expense was $299 million and $244 million for the six months ended June 30, 2026 and 2025, respectively, and $588 million, $521 million and $563 million for the years ended December 31, 2025, 2024 and 2023, respectively.

(d)	Represents EBITDA divided by revenue.
(e)	Includes capitalized interest.
(f)	Includes amounts spent on the NGM TS Solar project.

Carlin (61.5% controlling interest)

The following table sets forth a summary of operating and financial data for our 61.5% controlling interest in Carlin for the periods presented:

	For the six months ended June 30,			For the year ended December 31,
(dollars in millions, except ore data and ounce and per ounce data)	2026	2025	% Change	2025	2024	% Change	2023	% Change
Total tonnes mined (000s)	24,818	32,752	(24)%	60,148	61,273	(2)%	71,059	(14)%
Open pit ore	1,398	506	176%	3,390	2,867	18%	4,067	(30)%
Open pit waste	21,715	30,600	(29)%	53,378	54,960	(3)%	63,836	(14)%
Underground	1,705	1,646	4%	3,380	3,446	(2)%	3,156	9%
Average grade (grams/tonne)
Open pit mined	1.57	1.36	15%	2.21	1.69	31%	2.38	(29)%
Underground mined	7.13	7.27	(2)%	7.29	7.65	(5)%	7.97	(4)%
Processed	3.74	4.24	(12)%	4.54	4.30	6%	4.51	(5)%
Ore tonnes processed (000s)	3,516	2,809	25%	5,793	6,657	(13)%	7,256	(8)%
Oxide mill	0	0	0%	0	0	0%	377	(100)%
Roaster	1,942	1,909	2%	3,798	4,401	(14)%	4,350	1%
Autoclave	1,182	804	47%	1,877	2,256	(17)%	1,385	63%
Heap leach	392	96	308%	118	0	100%	1,144	(100)%
Recovery rate(a)	81%	81%	0%	81%	81%	0%	83%	(2)%
Roaster	84%	84%	0%	85%	84%	1%	85%	(1)%
Autoclave	66%	56%	18%	61%	64%	(5)%	72%	(11)%
Gold produced (000s ounces)	345	315	10%	687	775	(11)%	868	(11)%
Oxide mill	0	0	0%	0	0	0%	4	(100)%
Roaster	298	282	6%	604	669	(10)%	745	(10)%
Autoclave	43	26	65%	70	86	(19)%	87	(1)%
Heap leach	4	7	(43)%	13	20	(35)%	32	(38)%
Gold sold (000s ounces)	346	308	12%	689	777	(11)%	865	(10)%
Revenue	$1,618	$968	67%	$2,471	$1,868	32%	$1,696	10%
Cost of sales	722	611	18%	1,330	1,230	8%	1,203	2%
Income	892	351	154%	1,126	623	81%	473	32%
EBITDA(b), (c)	1,036	453	129%	1,393	831	68%	667	25%
EBITDA margin(d)	64%	47%	36%	56%	44%	27%	39%	13%
Capital expenditures(e)
Minesite sustaining(b)	$107	$166	(36)%	$263	$357	(26)%	$315	13%
Project(b)	48	36	33%	74	41	80%	2	1950%
Total capital expenditures	$159	$204	(22)%	$341	$398	(14)%	$317	26%

COS/oz	$2,083	$1,978	5%	$1,925	$1,564	23%	$1,373	14%
TCC/oz(b)	1,666	1,652	1%	1,540	1,301	18%	1,153	13%
AISC/oz(b)	2,002	2,221	(10)%	1,952	1,786	9%	1,544	16%

(a)	Excludes the Gold Quarry (Mill 5) concentrator (decommissioned at the end of the first quarter of 2023).
(b)	See “—Non-GAAP Financial Measures” for further information on these non-GAAP financial measures, including detailed reconciliations.
(c)

EBITDA represents income plus depreciation. Depreciation expense was $144 million and $102 million for the six months ended June 30, 2026 and 2025, respectively, and $267 million, $208 million and $194 million for the years ended December 31, 2025, 2024 and 2023, respectively.

(d)	Represents EBITDA divided by revenue.
(e)	Includes capitalized interest.

For the six months ended June 30, 2026 compared to the six months ended June 30, 2025

Gold production for the six months ended June 30, 2026 was 10% higher than for the six months ended June 30, 2025, mainly due to higher throughput and grades processed at the roasters and the autoclave. Higher grades were driven by the Arturo open pit where mining was completed in the first quarter of 2026 whereas there was mainly waste stripping in the first quarter of 2025. Overall processed grades were lower due to higher heap leach tonnes placed.

COS/oz for the six months ended June 30, 2026 was 5% higher than for the six months ended June 30, 2025, primarily due to higher depreciation expense associated with the Arturo open pit. TCC/oz for the six months ended June 30, 2026 was 1% higher than for the six months ended June 30, 2025, primarily due to higher fuel prices, tariffs and higher royalties due to the higher average gold price, partially offset by improved runtime at both the Goldstrike roaster and autoclave driving down unit rates, with the improved production providing increased fixed cost dilution. For the six months ended June 30, 2026, AISC/oz was 10% lower than for the six months ended June 30, 2025, mainly due to lower minesite sustaining capital expenditures.

Capital expenditures were lower than for the six months ended June 30, 2025 driven by lower minesite sustaining capital expenditures primarily due to the final payment on the Komatsu-930 truck fleet occurring in the first quarter of 2025, offset by higher project capital expenditures relating to the continuation of the Ren project and the additional investment in growth exploration drilling.

For the year ended December 31, 2025 compared to the year ended December 31, 2024

Gold production in 2025 was 11% lower compared to 2024, mainly due to lower underground grades mined. A secondary impact of this was more of the higher grade Cortez refractory ore was processed at the Carlin roasters compared to 2024. This displacement of lower grade Carlin feed ensured that overall production for NGM was maximized. Heap leach production was also lower for 2025 owing to the leach cycle with minimal tonnes placed on leach pads in 2024 and 2025. Leach placement is expected to increase once the Gold Quarry pit is back mining in ore (expected in 2027).

COS/oz and TCC/oz for 2025 were 23% and 18% higher, respectively, compared to 2024, primarily due to lower production (resulting in lower fixed cost dilution), combined with higher royalties from the higher realized gold price. In addition, processing costs were higher, driven by higher sulfur pricing in 2025, combined with higher consumable prices as the impact of tariffs started to be realized in the fourth quarter of 2025, specifically on steel products. For 2025, AISC/oz was 9% higher than 2024, due to the impact of factors driving higher TCC/oz, partially offset by lower minesite sustaining capital expenditures.

Capital expenditures in 2025 decreased by 14% from 2024 due to lower minesite sustaining capital expenditures following the end of pre-production stripping at South Arturo in 2024, and the completion of the Komatsu-930 truck fleet replacement project in 2024, partially offset by higher project capital expenditures (related to the ramp-up of the Ren project in 2025).

For the year ended December 31, 2024 compared to the year ended December 31, 2023

Gold production in 2024 was 11% lower compared to 2023, mainly due to a combination of lower grades processed, lower recoveries and the reduction in open pit ore mined as a result of the wall failure in the Gold Quarry open pit in the first quarter of 2024. This was further impacted by a higher proportion of higher grade Cortez refractory ore processed at the Carlin roasters compared to 2023 which displaced lower grade Carlin feed (noting that overall production for NGM was maximized as a result of these ore movements between the two sites). These factors were partially offset by higher underground tonnes mined and processed in 2024. Gold production was also impacted by higher throughput at the autoclave as the conversion from resin-in-leach to carbon-in-leach (“CIL”) occurred in 2023. Finally, heap leach production was lower for 2024 owing to the leach cycle with no tonnes placed on leach pads in 2024.

COS/oz and TCC/oz for 2024 were 14% and 13% higher, respectively, than 2023, primarily due to the lower grades processed and lower recoveries. For 2024, AISC/oz was 16% higher than 2023, due to the impact of factors driving higher TCC/oz and higher minesite sustaining capital expenditures. All cost metrics were also impacted by higher royalties from the higher realized gold price (the average consolidated realized price was $444/oz higher in 2024 relative to 2023).

Capital expenditures in 2024 increased by 26% from 2023 mainly driven by higher minesite sustaining capital expenditures primarily related to the purchase of the Komatsu-930 truck fleet. This was combined with an increase in project capital expenditures, driven by the commencement of dewatering and detailed engineering in relation to the Ren project in late 2023.

Cortez (61.5% controlling interest)

The following table sets forth a summary of operating and financial data for our 61.5% controlling interest in Cortez for the periods presented:

	For the six months ended June 30,			For the year ended December 31,
(dollars in millions, except ore data and ounce and per ounce data)	2026	2025	% Change	2025	2024	% Change	2023	% Change
Total tonnes mined (000s)	26,899	29,036	(7)%	56,200	67,928	(17)%	70,570	(4)%
Open pit ore	6,679	2,483	169%	7,407	5,499	35%	14,991	(63)%
Open pit waste	19,107	25,569	(25)%	46,711	60,666	(23)%	54,133	12%
Underground	1,113	984	13%	2,082	1,763	18%	1,446	22%
Average grade (grams/tonne)
Open pit mined	0.33	1.08	(69)%	0.95	1.31	(27)%	0.78	68%
Underground mined	7.73	7.20	7%	7.83	7.86	0%	9.54	(18)%
Processed	1.00	2.25	(56)%	2.10	2.30	(9)%	1.37	68%
Ore tonnes processed (000s)	8,123	3,335	144%	8,326	6,613	26%	15,741	(58)%
Oxide mill	1,104	981	13%	2,059	2,433	(15)%	2,504	(3)%
Roaster	711	579	23%	1,457	892	63%	643	39%
Autoclave	4	141	(97)%	187	—	—	—	—
Heap leach	6,304	1,634	286%	4,623	3,288	41%	12,594	(74)%
Recovery rate	82%	83%	(1)%	83%	83%	0%	84%	(1)%
Oxide Mill	76%	82%	(7)%	80%	80%	0%	82%	(2)%
Roaster	86%	88%	(2)%	87%	87%	0%	88%	(1)%
Autoclave	74%	46%	61%	46%	—	—	—	—
Gold produced (000s ounces)	193	200	(4)%	454	444	2%	549	(19)%
Oxide mill	62	82	(24)%	162	193	(16)%	273	(29)%
Roaster	107	101	6%	258	178	45%	143	24%
Autoclave	1	2	(50)%	7	—	—	—	—
Heap leach	23	15	53%	27	73	(63)%	133	(45)%
Gold sold (000s ounces)	193	203	(5)%	462	441	5%	548	(20)%
Revenue	$895	$636	41%	$1,649	$1,060	56%	$1,066	(1)%
Cost of sales	428	368	16%	818	702	17%	795	(12)%
Income	462	264	75%	822	349	136%	257	36%
EBITDA(a), (b)	537	328	64%	976	488	100%	450	8%
EBITDA margin(c)	60%	52%	15%	59%	46%	28%	42%	10%
Capital expenditures
Minesite sustaining(a)	$39	$37	5%	$64	$49	31%	$125	(61)%
Project(a)	81	58	40%	141	90	57%	69	30%
Total capital expenditures	$120	$95	26%	$205	$139	47%	$194	(28)%

COS/oz	$2,218	$1,813	22%	$1,768	$1,594	11%	$1,452	10%
TCC/oz(a)	1,831	1,497	22%	1,434	1,278	12%	1,099	16%
AISC/oz(a)	2,080	1,713	21%	1,609	1,429	13%	1,365	5%

(a)	See “—Non-GAAP Financial Measures” for further information on these non-GAAP financial measures, including detailed reconciliations.

(b)

EBITDA represents income plus depreciation. Depreciation expense was $75 million and $64 million for the six months ended June 30, 2026 and 2025, respectively, and $154 million, $139 million and $193 million for the years ended December 31, 2025, 2024 and 2023, respectively.

(c)	Represents EBITDA divided by revenue.

For the six months ended June 30, 2026 compared to the six months ended June 30, 2025

Gold production for the six months ended June 30, 2026 was 4% lower than for the six months ended June 30, 2025, primarily driven by open pit mine sequencing with lower grade ore processed from Crossroads replacing higher grade ore processed from Cortez Pits phase 1, partially offset by the ramp-up at Goldrush. This resulted in lower grade ore processed at the oxide mill, higher refractory production, and an increase in tonnes placed on the leach pad.

COS/oz and TCC/oz for the six months ended June 30, 2026 were both 22% higher than for the six months ended June 30, 2025, reflecting an increased proportion of higher-cost refractory ounces processed at Carlin in the sales mix, higher royalties due to increased gold prices and increased production from higher royalty regions, higher fuel prices, and the impact of higher tariffs. For the six months ended June 30, 2026, AISC/oz increased by 21% compared to the six months ended June 30, 2025, due to higher TCC/oz.

Capital expenditures for the six months ended June 30, 2026 were 26% higher than for the six months ended June 30, 2025, due to an increase in project capital expenditures driven by the ongoing ramp-up at Goldrush and the autonomous haul truck project.

For the year ended December 31, 2025 compared to the year ended December 31, 2024

Gold production in 2025 was 2% higher than 2024 primarily due to higher refractory ore shipped and processed at the Carlin roasters driven by productivity improvements in the Cortez Hills underground, the ramp-up of Goldrush and higher proportions of refractory ore mined from Cortez Pits. The other consequence of higher refractory material sourced from the open pits was lower oxide ore tonnes and grades through the oxide mill which were the main drivers of the lower oxide mill production. Finally, leach ounces were lower compared to the prior year. Although ore stacked was higher, given close to half of the tonnes were placed in the fourth quarter and with the longer processing cycle time, the gold is expected to be realized across 2025 and 2026.

COS/oz and TCC/oz in 2025 were 11% and 12% higher, respectively, than 2024, reflecting a higher proportion of higher cost refractory ounces processed at the Carlin roasters in the sales mix and higher royalties from the higher realized gold price. For 2025, AISC/oz increased by 13% compared to 2024, driven by the same factors resulting in higher TCC/oz, combined with higher minesite sustaining capital expenditures.

Capital expenditures in 2025 increased by 47% compared to 2024, due to increased project capital expenditures resulting from higher development and infrastructure spend at Goldrush and the successful initiation of the autonomous haul project during the year. This was combined with higher minesite sustaining capital expenditures following higher mobile equipment spend, primarily on new open pit drills and Cortez Hills underground equipment in 2025.

For the year ended December 31, 2024 compared to the year ended December 31, 2023

Gold production in 2024 was 19% lower than 2023 resulting from a combination of less leach ore mined at the Crossroads open pit as well as less oxide ore mined from Cortez Hills underground, in line with the mine sequence. This resulted in lower grade oxide ore processed at the oxide mill and a decrease in tonnes placed on the leach pad. This was partially offset by an increase in refractory ore shipped and processed at the Carlin roasters.

COS/oz and TCC/oz in 2024 were 10% and 16% higher, respectively, than 2023, reflecting a higher proportion of higher cost refractory ounces processed at the Carlin roasters in the sales mix. For 2024, AISC/oz increased by 5% compared to 2023, driven by the same factors resulting in higher TCC/oz, partially offset by lower minesite sustaining capital expenditures. All cost metrics were also impacted by higher royalties from the higher gold realized price.

Capital expenditures in 2024 decreased by 28% compared to 2023, due to lower minesite sustaining capital expenditures as the Komatsu 930-E truck fleet was primarily purchased in 2023. This was partially offset by increased project capital expenditures due to increased development and exploration activities at Goldrush.

Turquoise Ridge (61.5% controlling interest)

The following table sets forth a summary of operating and financial data for our 61.5% controlling interest in Turquoise Ridge for the periods presented:

	For the six months ended June 30,			For the year ended December 31,
(dollars in millions, except ore data and ounce and per ounce data)	2026	2025	% Change	2025	2024	% Change	2023	% Change
Total tonnes mined (000s)	2,383	422	465%	1,179	2,339	(50)%	919	155%
Open pit ore	27	—	100%	97	132	(27)%	0	100%
Open pit waste	1,860	7	26,471%	214	1,380	(84)%	0	100%
Underground	496	415	20%	868	827	5%	919	(10)%
Average grade (grams/tonne)
Open pit mined	1.61	—	—	1.50	1.25	20%	—	—
Underground mined	11.49	11.28	2%	12.48	12.50	0%	11.28	11%
Processed	4.78	4.39	9%	4.88	4.86	0%	4.34	12%
Ore tonnes processed (000s)	1,285	1,225	5%	2,474	2,268	9%	2,608	(13)%
Oxide Mill	170	143	19%	294	289	2%	357	(19)%
Autoclave	1,102	1,082	2%	2,176	1,979	10%	2,251	(12)%
Roaster	13	—	—	4	0	100%	0	0%
Recovery Rate	86%	87%	(1)%	87%	85%	2%	86%	(1)%
Oxide Mill	81%	85%	(5)%	85%	84%	1%	85%	(1)%
Autoclave	86%	88%	(2)%	87%	85%	2%	86%	(1)%
Roaster	90%	—	—	85%	—	—	—	—
Gold produced (000s ounces)	171	150	14%	341	304	12%	316	(4)%
Oxide Mill	7	10	(30)%	18	14	29%	14	0%
Autoclave	163	140	16%	322	287	12%	299	(4)%
Heap leach	1	—	100%	1	3	(67)%	3	0%
Gold sold (000s ounces)	178	153	16%	342	298	15%	318	(6)%
Revenue	$835	$475	76%	$1,218	$722	69%	$618	17%
Cost of sales	269	256	5%	527	497	6%	444	12%
Income	570	222	157%	696	220	216%	170	29%
EBITDA(a), (b)	626	279	124%	821	348	136%	291	20%
EBITDA margin(c)	75%	59%	27%	67%	48%	40%	47%	2%
Capital expenditures
Minesite sustaining(a)	$31	$29	7%	$58	$59	(2)%	$61	(3)%
Project(a)	10	1	900%	4	1	300%	6	(83)%
Total capital expenditures	$41	$30	37%	$62	$60	3%	$67	(10)%

COS/oz	$1,508	$1,679	(10)%	$1,539	$1,669	(8)%	$1,397	19%
TCC/oz(a)	1,192	1,304	(9)%	1,174	1,239	(5)%	1,016	22%
AISC/oz(a)	1,377	1,508	(9)%	1,353	1,457	(7)%	1,224	19%

(a)	See “—Non-GAAP Financial Measures” for further information on these non-GAAP financial measures, including detailed reconciliations.

(b)

EBITDA represents income plus depreciation. Depreciation expense was $56 million and $57 million for the six months ended June 30, 2026 and 2025, respectively, and $125 million, $128 million and $121 million for the years ended December 31, 2025, 2024 and 2023, respectively.

(c)	Represents EBITDA divided by revenue.

For the six months ended June 30, 2026 compared to the six months ended June 30, 2025

Gold production for the six months ended June 30, 2026 was 14% higher compared to the six months ended June 30, 2025, primarily due to higher mining rates at Turquoise Ridge underground increasing the average grade processed at the Sage Autoclave.

COS/oz, TCC/oz and AISC/oz for the six months ended June 30, 2026 were 10%, 9% and 9% lower, respectively, due to an increase in fixed cost dilution due to higher grades processed and underground efficiencies driving lower unit costs compared to the six months ended June 30, 2025, partially offset by the impact of higher tariffs.

Capital expenditures for the six months ended June 30, 2026 were 37% higher than for the six months ended June 30, 2025 driven by higher minesite sustaining capital expenditures and higher project capital expenditures to expand open pit operations.

For the year ended December 31, 2025 compared to the year ended December 31, 2024

Gold production in 2025 was 12% higher compared to 2024, primarily due to 5% higher underground tonnes mined owing to improved mining efficiencies and 10% higher tonnes processed through the autoclave following the investment in the facility over the last two years to increase overall reliability and throughput.

COS/oz and TCC/oz in 2025 were 8% and 5% lower, respectively, than 2024, mainly due to higher production and lower unit costs both in the underground and at the autoclave driven by improved efficiencies and an overall reduction in contractor spend and unplanned maintenance events. This was partially offset by higher royalties from the higher realized gold price. AISC/oz decreased by 7% compared to 2024 due to lower TCC/oz, combined with lower minesite sustaining capital expenditures driven by lower plant remedial costs required following the investment in 2024.

For the year ended December 31, 2024 compared to the year ended December 31, 2023

Gold production in 2024 was 4% lower compared to 2023, primarily due to lower underground ore tonnes mined as the first half of 2024 was primarily focused on backfill and development to set up the mine to operate on a more efficient and cost effective basis going forward. Tonnes processed were 13% lower in 2024 compared to 2023 as there was an additional planned shutdown at the autoclave in 2024 in order to perform reengineering and repairs to set up the autoclave for improved reliability and increased throughput in the future.

COS/oz and TCC/oz in 2024 were 19% and 22% higher, respectively, than 2023, due to the additional autoclave shutdown as described above and increased backfill and development activity at the Turquoise Ridge underground mine in the first half of 2024. AISC/oz increased by 19% compared to 2023 due to higher TCC/oz, combined with higher minesite sustaining capital expenditures driven in large part by the Juniper tailings dam construction and the CIL tank upgrades. All cost metrics were also impacted by the higher royalties from the higher realized gold price.

Pueblo Viejo (60% controlling interest)

We are the operator of the Pueblo Viejo mine and own a 60% controlling interest, with Newmont owning the remaining 40%. The Pueblo Viejo joint venture is accounted for as a subsidiary with a 40% non-controlling interest.

The following table sets forth a summary of operating and financial data for our 60% controlling interest in the Pueblo Viejo joint venture for the periods presented:

	For the six months ended June 30,			For the year ended December 31,
(dollars in millions, except ounce and per ounce data)	2026	2025	% Change	2025	2024	% Change	2023	% Change
Open pit tonnes mined (000s)	10,626	5,258	102%	17,818	10,885	64%	18,074	(40)%
Open pit ore	1,656	762	117%	4,349	5,879	(26)%	7,794	(25)%
Open pit waste	8,970	4,496	100%	13,469	5,006	169%	10,280	(51)%
Average grade (grams/tonne)
Open pit mined	2.19	2.22	(1)%	2.21	2.12	4%	2.05	3%
Processed	2.28	2.26	1%	2.44	2.46	(1)%	2.39	3%
Autoclave ore tonnes processed (000s)	3,436	2,905	18%	6,429	5,730	12%	5,332	7%
Recovery rate	74%	79%	(6)%	75%	79%	(5)%	81%	(2)%
Gold produced (000s ounces)	193	169	14%	379	352	8%	335	5%
Gold sold (000s ounces)	190	169	12%	383	351	9%	335	5%
Revenue	$842	$525	60%	$1,350	$835	62%	$648	29%
Cost of sales	286	286	0%	571	511	12%	437	17%
Income	549	232	137%	762	346	120%	204	70%
EBITDA(a), (b)	630	311	103%	922	490	88%	331	48%
EBITDA margin(c)	75%	59%	27%	68%	59%	15%	51%	16%
Capital expenditures(d)
Minesite sustaining(a)	$51	$63	(19)%	$128	$99	29%	$104	(5)%
Project(a)	56	24	133%	71	62	15%	119	(48)%
Total capital expenditures	$112	$92	22%	$208	$186	12%	$223	(17)%

COS/oz	$1,507	$1,688	(11)%	$1,494	$1,453	3%	$1,304	11%
TCC/oz(a)	1,080	1,221	(12)%	1,076	1,045	3%	925	13%
AISC/oz(a)	1,358	1,600	(15)%	1,418	1,335	6%	1,246	7%

(a)	See “—Non-GAAP Financial Measures” for further information on these non-GAAP financial measures, including detailed reconciliations.
(b)

EBITDA represents income plus depreciation. Depreciation expense was $81 million and $79 million for the six months ended June 30, 2026 and 2025, respectively, and $160 million, $144 million and $127 million for the years ended December 31, 2025, 2024 and 2023, respectively.

(c)	Represents EBITDA divided by revenue.
(d)	Starting the first quarter of 2024, this amount includes capitalized interest.

For the six months ended June 30, 2026 compared to the six months ended June 30, 2025

Gold production for the six months ended June 30, 2026 was 14% higher than for the six months ended June 30, 2025, reflecting sustained throughput improvements delivered through the debottlenecking program, partially offset by lower metallurgical recoveries associated with stockpile weathering.

COS/oz and TCC/oz for the six months ended June 30, 2026 were 11% and 12% lower, respectively, than for the six months ended June 30, 2025, primarily reflecting higher costs allocated to by-products. For the six months ended June 30, 2026, AISC/oz decreased by 15% compared to the six months ended June 30, 2025, primarily reflecting lower TCC/oz, and lower minesite sustaining capital expenditures.

Capital expenditures for the six months ended June 30, 2026 increased by 22% compared to the six months ended June 30, 2025, primarily due to higher project capital expenditures, related to the Naranjo TSF.

For the year ended December 31, 2025 compared to the year ended December 31, 2024

Gold production for 2025 was 8% higher than 2024, mainly due to higher throughput resulting from the plant expansion (an increase of 12% year on year), partially offset by lower recoveries due to increased utilization of the expansion flotation circuit and lower recoveries from stockpile material.

COS/oz and TCC/oz for 2025 increased by 3% and 3%, respectively, compared to 2024, primarily due to higher diesel and electricity consumption, higher plant maintenance costs and higher royalties from the higher realized gold price. This was partially offset by the benefit of greater fixed cost dilution with the increase in throughput and lower unit mining costs. For 2025, AISC/oz increased by 6% compared to 2024, mainly reflecting both higher minesite sustaining capital expenditures and the foregoing factors.

Capital expenditures for 2025 increased by 12% compared to 2024, mainly due to higher minesite sustaining capital expenditures relating to capital projects at the processing plant and mining fleet component replacements, as well as increased project capital expenditures relating to the mine life extension project.

For the year ended December 31, 2024 compared to the year ended December 31, 2023

Gold production for 2024 was 5% higher than 2023, mainly due to higher tonnes processed as a result of the ramp-up of the expanded plant as construction was substantially completed in 2023. This was partially offset by lower recoveries as a result of the flotation circuit commissioning.

COS/oz and TCC/oz for 2024 increased by 11% and 13%, respectively, compared to 2023, primarily due to higher electricity consumption, higher plant maintenance costs and higher gas prices. This was partially offset by increased production and lower unit mining costs. For 2024, AISC/oz increased by 7% compared to 2023, mainly reflecting higher TCC/oz, partially offset by lower minesite sustaining capital expenditures. All cost metrics were also impacted by higher royalties from the higher realized gold price.

Capital expenditures for 2024 decreased by 17% compared to 2023, mainly due to lower project capital expenditures incurred on the plant expansion as construction was substantially completed in 2023.

Other Mines

Our “Other Mines” category consists of Phoenix and Long Canyon (until it transitioned to care and maintenance at the end of 2023 and subsequently into closure at the end of 2024). The following table sets forth a summary of operating and financial data for our 61.5% controlling interest in Phoenix for the periods presented:

	For the six months ended June 30,		For the year ended December 31,
	2026	2025	2025	2024	2023
Gold produced (000s ounces)	49	58	109	127	123
Revenue (in millions)	$215	$176	$375	$307	$221
COS/oz	913	871	873	961	1,199
TCC/oz(a)	663	663	653	783	983
AISC/oz(a)	940	973	914	1,048	1,177
Capital expenditures(b)	11	14	23	26	19

(a)	See “—Non-GAAP Financial Measures” for further information on these non-GAAP financial measures, including detailed reconciliations.
(b)	Includes both minesite sustaining and project capital expenditures. See “—Non-GAAP Financial Measures” for further information on these non-GAAP financial measures, including detailed reconciliations.

For the six months ended June 30, 2026 compared to the six months ended June 30, 2025

Gold production for Phoenix in the six months ended June 30, 2026 was 16% lower than for the six months ended June 30, 2025 from lower tonnes mined and lower grades processed.

COS/oz was 5% higher due to higher depreciation on a per ounce basis as a result of lower fixed cost dilution driven by lower sales volumes compared to the six months ended June 30, 2025, while TCC/oz for the six months ended June 30, 2026 was in line with the prior year. For the six months ended June 30, 2026, AISC/oz decreased by 3% compared to the six months ended June 30, 2025 due to lower minesite sustaining capital expenditures due to the timing of construction on the sulfur concentrate project and equipment purchases.

For the year ended December 31, 2025 compared to the year ended December 31, 2024

Gold production for Phoenix in 2025 was 14% lower than 2024 as per the mine sequence, mainly driven by lower tonnes mined from the Fortitude pit, with a higher proportion of material from the Bonanza pit leading to lower grades, throughput and recoveries.

COS/oz and TCC/oz in 2025 were 9% and 17% lower, respectively, than 2024 primarily due to higher costs allocated to by-products on a per ounce basis, partially offset by lower production and higher consumables prices. In 2025, AISC/oz decreased by 13% compared to 2024, due to the factors driving lower TCC/oz and lower minesite sustaining capital expenditures as the sulfur concentrate project was completed in early 2025, combined with the timing of equipment spend.

For the year ended December 31, 2024 compared to the year ended December 31, 2023

Gold production for Phoenix in 2024 was 3% higher than 2023 as per the mine sequence, due to higher grades mined and processed from the Fortitude pit, combined with higher recoveries, partially offset by lower throughput.

COS/oz and TCC/oz in 2024 were 20% and 20% lower, respectively, than 2023 mainly due to the impact of higher grades and recoveries, combined with lower power, maintenance and consumables prices. In 2024, AISC/oz decreased by 11% compared to 2023, due to lower TCC/oz, partially offset by higher minesite sustaining capital expenditures attributed to the ramp up of the sulfur concentrate project and haul truck rebuilds.

The following table sets forth a summary of operating and financial data for our 61.5% controlling interest in Long Canyon for the periods presented:

	For the year ended December 31,
	2025	2024	2023
Gold produced (000s ounces)	—	—	9
Revenue (in millions)	$—	$—	$18
COS/oz	—	—	2,252
TCC/oz(a)	—	—	1,112
AISC/oz(a)	—	—	1,177
Capital expenditures(b)	—	—	—

(a)	See “—Non-GAAP Financial Measures” for further information on these non-GAAP financial measures, including detailed reconciliations.
(b)	Includes both minesite sustaining and project capital expenditures. See “—Non-GAAP Financial Measures” for further information on these non-GAAP financial measures, including detailed reconciliations.

For the year ended December 31, 2024 compared to the year ended December 31, 2023

Mining of Phase 1 was completed in May 2022, with residual leach production occurring over the remainder of 2022 and 2023. The mine was then placed in care and maintenance at the end of 2023. Following the completion of further studies, we decided not to pursue the permitting associated with the Phase 2 mine plan and removed those ounces from our life of mine plan. In 2024, we decided to place the mine in closure and removed the associated mineral resources from our December 31, 2024 Mineral Reserves and Resources statement.

Balance Sheet Review

(dollars in millions, except ratios)	As of June 30, 2026	As of December 31, 2025	As of December 31, 2024
Total cash and equivalents	$2,797	$1,754	$891
Other current assets	2,069	1,973	1,758
Non-current assets	20,562	20,420	20,012

Total assets	$25,428	$24,147	$22,661

Current liabilities excluding short-term debt	$1,473	$1,750	$1,325
Non-current liabilities excluding long-term debt(a)	4,437	4,189	4,171
Debt (current and long-term)	2,734	2,733	2,732

Total liabilities	$8,644	$8,672	$8,228

Total parent investment attributable to owners	$9,783	$8,447	$7,659
Non-controlling interests	7,001	7,028	6,774

Total equity	$16,784	$15,475	$14,433

Debt, net of cash	$(63)	$979	$1,841
Key Financial Ratios:
Current ratio(b)	3.30:1	2.13:1	2.00:1
Debt-to-total equity(c)	0.16:1	0.18:1	0.19:1
Net leverage(d)	0.0:1	0.1:1	0.5:1

(a)	Non-current financial liabilities as of June 30, 2026 were $3,201 million ($3,176 million as of December 31, 2025; $3,175 million as of December 31, 2024).
(b)	Represents current assets divided by current liabilities (including short-term debt).
(c)	Represents debt divided by total equity (including non-controlling interest).
(d)	See “—Non-GAAP Financial Measures” for detailed reconciliations.

Liquidity and Capital Resources

We believe we have sufficient financial resources to meet our business requirements for the foreseeable future, including capital expenditures, working capital requirements, interest payments, and asset retirement obligations.

Cash management has historically been centralized in Barrick, which managed our liquidity needs through cash pooling arrangements and intercompany loans. Our cash and equivalents consist of balances in the legal entities that are in scope for the North America Business. Following the completion of this offering, we will manage our own cash and liquidity independently, and our cash management strategy may change.

Total cash and equivalents as of June 30, 2026 were $2.8 billion. Our capital structure comprises a mix of debt, non-controlling interest at NGM and Pueblo Viejo and total parent investment attributable to owners.

As of June 30, 2026, our total debt was $2.7 billion (debt, net of cash and equivalents was negative $63 million) and our debt-to-total equity ratio was 0.16:1. This compares to total debt as of December 31, 2025 of $2.7 billion (debt, net of cash and equivalents was $1.0 billion), and a debt-to-total equity ratio of 0.18:1.

As of June 30, 2026, we had capital commitments of $149 million in relation to 2026 associated with sustaining and project capital expenditures. In addition, we had contractual obligations and commitments of

$156 million associated with purchase obligations for supplies and consumables in relation to 2026. In addition, we have $84 million in interest payments and other amounts as detailed in the table in “—Commitments and Contingencies.” We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as existing cash balances as necessary.

Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The sale of the gold we produce and the market price of gold are the primary drivers of our operating cash flow. Other options to enhance liquidity include portfolio optimization; and issuance of equity or long-term debt securities in the public markets or to private investors.

In connection with the Separation, we expect to enter into a new revolving credit facility concurrently with the completion of this offering.

Summary of Cash Flows

	For the six months ended June 30,		For the year ended December 31,
(in millions)	2026	2025	2025	2024	2023
Net cash provided by operating activities	$3,694	$1,546	$5,333	$2,883	$2,389
Investing activities
Capital expenditures	(759)	(733)	(1,434)	(1,388)	(1,636)
Investment sales	—	—	33	0	0
Other	9	2	3	4	1

Net cash used in investing activities	(750)	(731)	(1,398)	(1,384)	(1,635)

Financing activities
Net distributions to parent	(412)	(95)	(1,287)	(597)	(996)
Net disbursements to non-controlling interests	(1,487)	(529)	(1,747)	(751)	(502)
Other	23	17	(9)	52	65

Net cash used in financing activities	(1,876)	(607)	(3,043)	(1,296)	(1,433)
Effect of exchange rate	—	—	—	—	—

Increase (decrease) in cash, cash equivalents and restricted cash	$1,068	$208	$892	$203	$(679)

For the six months ended June 30, 2026 compared to the six months ended June 30, 2025

For the six months ended June 30, 2026, we generated $3,694 million in operating cash flow, compared to $1,546 million in the six months ended June 30, 2025. The increase of $2,148 million was primarily due to a higher realized gold price and higher sales volumes, partially offset by higher TCC/oz and higher cash taxes paid. This was further impacted by unfavorable changes in operating assets and liabilities such as other liabilities and accounts payable, partially offset by favorable movements in amounts due from related parties.

Net cash used in investing activities for the six months ended June 30, 2026 was $750 million compared to $731 million in the six months ended June 30, 2025. The increase of $19 million was primarily due to higher capital expenditures as a result of higher project capital expenditures at NGM primarily related to spending on the Ren project and ramp up of activities at Goldrush, and Pueblo Viejo related to the Naranjo TSF, partially offset by lower minesite sustaining capital expenditures mainly at Carlin due to the final payment on the Komatsu-930 truck fleet occurring in the first quarter of 2025.

Net cash used in financing activities for the six months ended June 30, 2026 amounted to $1,876 million compared to $607 million in the six months ended June 30, 2025. The increased outflow of $1,269 million is primarily due to higher net disbursements paid to non-controlling interests (Newmont) in relation to its interests in NGM and Pueblo Viejo, combined with higher net distributions to parent.

For the year ended December 31, 2025 compared to the year ended December 31, 2024

In 2025, we generated $5,333 million in operating cash flow, compared to $2,883 million in 2024. The increase of $2,450 million was primarily due to a higher realized gold price, partially offset by lower sales volumes and an increase in TCC/oz. Operating cash flow was also negatively impacted by higher cash taxes paid, combined with an unfavorable movement in other assets, partially offset by a favorable movement in accounts payable and other liabilities.

Net cash used in investing activities for 2025 was $1,398 million compared to $1,384 million in 2024. The increased outflow of $14 million was primarily due to increased capital expenditures in 2025 as a result of higher project capital expenditures mainly related to higher development and infrastructure spending at Cortez relating to Goldrush and the successful initiation of the autonomous haul fleet project during the year, combined with the ramp-up of the Ren project at Carlin. These impacts were partially offset by lower minesite sustaining capital expenditures following the investment in the Komatsu 930-E truck fleet replacement in the prior year at Carlin, combined with lower capitalized waste stripping at Carlin following the completion of pre-production stripping at South Arturo in 2024, partially offset by higher minesite sustaining capital expenditures at Pueblo Viejo relating to capital projects at the processing plant and mining fleet component replacements, combined with higher minesite sustaining capital expenditures at Cortez on mobile equipment. The outflows from investing activities were partially offset by cash proceeds received from the sale of our investments in other mining companies.

Net cash used in financing activities for 2025 amounted to $3,043 million, compared to $1,296 million in 2024. The increased outflow of $1,747 million was primarily due to higher net disbursements to non-controlling interests (Newmont) in relation to its interests in NGM and Pueblo Viejo, combined with higher net distributions to parent.

For the year ended December 31, 2024 compared to the year ended December 31, 2023

In 2024, we generated $2,883 million in operating cash flow, compared to $2,389 million in 2023. The increase of $494 million was primarily due to a higher realized gold price, partially offset by lower sales volumes and an increase in TCC/oz. Operating cash flow was further impacted by higher cash taxes paid relative to 2023.

Net cash used in investing activities for 2024 was $1,384 million compared to $1,635 million in 2023. The decreased outflow of $251 million was primarily due to lower capital expenditures as a result of lower project capital expenditures as the Pueblo Viejo plant expansion project and TS Solar Project at NGM were substantially completed in 2023.

Net cash used in financing activities for 2024 amounted to $1,296 million, compared to $1,433 million in 2023. The decreased outflow of $137 million was primarily due to lower net distributions to parent, partially offset by higher net disbursements to non-controlling interests (Newmont) in relation to its interests in NGM and Pueblo Viejo.

Summary of Financial Instruments(a)
As of December 31, 2025
Financial Instrument	Principal/Notional Amount	Associated Risks
• Interest rate
Cash and cash equivalents	$1,754 million	• Credit
• Credit
Accounts receivable	$146 million	• Market
• Credit
Amounts due from related parties	$426 million	• Liquidity
• Interest rate
Notes receivable	$51 million	• Credit
• Interest rate
Restricted cash	$83 million	• Credit
• Credit
Other assets	$218 million	• Liquidity
Accounts payable	$331 million	• Liquidity
Accrued liabilities	$505 million	• Liquidity
Amounts due to related parties	$537 million	• Liquidity
Debt	$2,750 million	• Interest rate
Lease liabilities	$13 million	• Interest rate
Other liabilities	$41 million	• Liquidity
Restricted share units	$62 million	• Market

(a)	See note 17 to the annual carve-out financial statements for more information regarding fair value measurements.

Commitments and Contingencies

Litigation and Claims

We are currently subject to various litigation proceedings as described in note 8 to the condensed interim carve-out financial statements and note 22 to the annual carve-out financial statements, and we may be involved in disputes in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Contractual Obligations and Cash Requirements

In the normal course of business, we enter into contracts that give rise to cash commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities, operating and capital commitments and cash requirements shown on an undiscounted basis:

	Payments due as of June 30, 2026
(in millions)	2026	2027	2028	2029	2030	2031 and thereafter	Total
Debt(a)
Repayment of principal	$0	$0	$0	$0	$0	$2,750	$2,750
Interest	84	166	166	166	166	1,549	2,297
Leases	2	3	3	2	1	6	17
Asset retirement obligations(b)	75	91	55	46	45	1,178	1,490
Restricted share units	26	8	2	0	0	0	36
Pension benefits and other post-retirement benefits	3	5	5	4	4	72	93
Purchase obligations for supplies and consumables(c)	156	202	131	121	115	1,600	2,325
Capital commitments(d)	149	70	0	0	0	0	219
Social development costs	8	9	1	1	0	0	19
Other obligations(e)	26	52	52	57	61	233	481

Total	$529	$606	$415	$397	$392	$7,388	$9,727

(a)

Debt and Interest: Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. We are not required to post any collateral under any debt obligations. Interest is calculated on our long-term debt obligations using fixed rates.
(b)

Asset retirement obligations: Reclamation and closure obligations arise primarily from statutory, regulatory, and permit requirements and are recorded as asset retirement obligations (“AROs”). These obligations do not represent contractual purchase commitments.

(c)

Purchase obligations for supplies and consumables: Includes commitments related to new purchase obligations to secure supplies of consumables such as liquid natural gas, acid, tires and cyanide for our production process and spare parts for heavy mining equipment.

(d)	Capital commitments: Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
(e)	Other obligations includes the Pueblo Viejo joint venture partner shareholder loan.

Critical Accounting Estimates

Our discussion of financial condition and results of operations is based on the information reported in our carve-out financial statements. Preparing these carve-out financial statements in accordance with GAAP requires management to make assumptions and estimates that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Our significant accounting policies are disclosed in note 2 to the annual carve-out financial statements, including a summary of recently adopted accounting policies and future changes in accounting policies not yet adopted.

We have identified certain estimates as critical because they involve a significant level of judgment and estimation uncertainty and could materially affect our business’s financial position or results of operations. We base our estimates on historical experience, current conditions, life-of-mine plans and other information considered reasonable under the circumstances. Actual results may differ materially from these estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 2 to the annual carve-out financial statements.

Non-GAAP Financial Measures

Attributable Adjusted Net Earnings

Attributable adjusted net earnings is a non-GAAP financial measure which excludes the following from attributable net earnings:

•	Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments;

•	Acquisition/disposition gains/losses;

•	Foreign currency translation gains/losses;

•	Significant tax adjustments;

•	Other items that are not indicative of the underlying operating performance of our core mining business; and

•	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that attributable adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to our attributable ownership on a post-tax basis, consistent with attributable net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts do not reflect the types of items we adjust for. Consequently, we believe the presentation of attributable adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of attributable adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP financial measures used by mining industry analysts and other mining companies.

Attributable adjusted net earnings is intended to provide additional information only and does not have any standardized definition under GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate this measure differently.

The following table reconciles attributable adjusted net earnings to net earnings attributable to owners, the most directly comparable GAAP measure, for the periods presented:

	For the six months ended June 30,		For the year ended December 31,
(in millions)	2026	2025	2025	2024	2023
Net earnings attributable to owners	$1,765	$673	$2,240	$993	$546
Impairment charges related to non-current assets(a)	—	4	13	68	215
Acquisition/disposition gains(b)	(22)	(2)	(2)	(2)	(2)
Loss (gain) on currency translation	1	—	(2)	(1)	(4)
Significant tax adjustments(c)	(11)	5	6	(47)	28
Other expense adjustments(d)	22	—	28	45	20
Non-controlling interest(e)	1	(1)	(10)	(20)	(68)
Tax effect(e)	2	—	(6)	(23)	(40)

Attributable adjusted net earnings	$1,758	$679	$2,267	$1,013	$695

(a)	There were no significant impairment charges in 2025. Impairment charges for 2024 and 2023 mainly relate to long-lived asset impairments at Long Canyon.
(b)	Acquisition/disposition gains for the six months ended June 30, 2026 mainly relates to the divestment of U.S. closure properties.
(c)

There were no significant tax adjustments in 2025. Significant tax adjustments for 2024 and 2023 primarily relate to the resolution of uncertain tax positions; impact of prior year adjustments; and the establishment and release of valuation allowances.

(d)

Other expense adjustments for the six months ended June 30, 2026 relate to legal and consulting costs associated with this offering and the Separation. Other expense adjustments for 2025 mainly relate to a credit loss expense for a receivable at NGM. Other expense adjustments for 2024 mainly relate to an asset retirement obligation cost adjustment made relating to a legacy mine site operated by HMC that was closed prior to our 2001 acquisition. There were no significant other expense adjustments for 2023.

(e)

Non-controlling interest and tax effect for 2025 primarily relates to other expense adjustments. Non-controlling interest and tax effect for 2024 and 2023 primarily relates to impairment charges related to non-current assets.

Free Cash Flow and Attributable Free Cash Flow

Free cash flow is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. Attributable free cash flow starts with free cash flow and subtracts the free cash flow attributable to the non-controlling interests. Management believes these to be useful indicators of our ability to operate without reliance on additional borrowing or usage of existing cash.

Free cash flow and attributable free cash flow are intended to provide additional information only and do not have any standardized definition under GAAP, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

The following table reconciles free cash flow and attributable free cash flow to net cash provided by operating activities, the most directly comparable GAAP measure, for the periods presented:

	For the six months ended June 30,		For the year ended December 31,
(in millions)	2026	2025	2025	2024	2023
Net cash provided by operating activities	$3,694	$1,546	$5,333	$2,883	$2,389
Capital expenditures	(759)	(733)	(1,434)	(1,388)	(1,636)

Free cash flow (consolidated)	2,935	813	3,899	1,495	753
Non-controlling interests	(1,450)	(529)	(1,920)	(826)	(525)

Attributable free cash flow	$1,485	$284	$1,979	$669	$228

Capital Expenditures

Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes these to be useful indicators of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce.

Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under GAAP, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Other companies may calculate these measures differently.

The following table provides a reconciliation of the classification of capital expenditures for the periods presented:

	For the six months ended June 30,		For the year ended December 31,
(in millions)	2026	2025	2025	2024	2023
Minesite sustaining capital expenditures	$428	$529	$942	$1,017	$1,062
Project capital expenditures	320	196	476	341	532
Capitalized interest	11	8	16	30	42

Total consolidated capital expenditures	$759	$733	$1,434	$1,388	$1,636

Total Cash Costs per ounce (TCC/oz) and All-In Sustaining Costs per ounce (AISC/oz)

TCC/oz and AISC/oz are non-GAAP financial measures which are calculated based on the definition published by the World Gold Council, which is a market development organization for the gold industry comprised of and funded by gold mining companies from around the world. The World Gold Council is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall gold operations basis.

TCC/oz starts with our cost of sales related to gold production and removes depreciation and the non-controlling interest of cost of sales. AISC/oz starts with TCC/oz and includes sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs related to the current mine plan and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.

We believe that our use of TCC/oz and AISC/oz will assist analysts, investors and other stakeholders in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from the gold operations portion of our business. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with GAAP and the amount of free cash flow that is generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our GAAP disclosures. These measures are not representative of all of our cash expenditures as they do not include working capital movements, income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

TCC/oz and AISC/oz are intended to provide additional information only and do not have standardized definitions under GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not equivalent to net income or cash flow from operations as determined under GAAP. Although the World Gold Council has published a standardized definition, other companies may calculate these measures differently.

The following table provides a reconciliation of total cash costs and all-in sustaining costs to cost of sales, the most directly comparable GAAP measure, in total and on a per ounce basis, for the periods presented:

	For the six months ended June 30,		For the year ended December 31,
(dollars in millions, except ounce and per ounce data)	2026	2025	2025	2024	2023
Cost of sales applicable to gold production	$2,880	$2,576	$5,460	$5,028	$4,954
Depreciation	(628)	(532)	(1,229)	(1,090)	(1,129)
Other(a)	(9)	6	22	(1)	14
Non-controlling interests(b)	(863)	(792)	(1,643)	(1,522)	(1,477)

Total cash costs	1,380	1,258	2,610	2,415	2,362
General & administrative costs	35	42	108	61	71
Minesite exploration and evaluation costs(c)	7	10	23	33	35
Minesite sustaining capital expenditures(d)	428	529	942	1,017	1,062
Rehabilitation—accretion and amortization (operating sites)(e)	44	38	73	73	71
Non-controlling interest, copper operations and other(f)	(180)	(229)	(408)	(442)	(457)

All-in sustaining costs	$1,714	$1,648	$3,348	$3,157	$3,144

Ounces sold—attributable basis (000s ounces)(g)	956	890	1,985	1,997	2,195
COS/oz(h), (i)	$1,856	$1,769	$1,680	$1,533	$1,381
TCC/oz(i)	1,444	1,413	1,315	1,209	1,076
AISC/oz(i)	1,794	1,850	1,687	1,581	1,433

(a)

Other—Other adjustments include the removal of TCC associated with Emigrant and Long Canyon after 2023, which are producing incidental ounces while in closure. Other adjustments also include the addition of treatment and refining costs associated with concentrate.

(b)

Non-controlling interests—Non-controlling interests include non-controlling interests related to gold production of $1,095 million for the six months ended June 30, 2026 (for the six months ended June 30, 2025: $990 million) and $2,105 million for 2025 (2024: $1,924 million; 2023: $1,901 million). Non-controlling interests include NGM and Pueblo Viejo. See note 3 to the annual carve-out financial statements and note 3 to the condensed interim carve-out financial statements included elsewhere in this prospectus for more information.

(c)	Exploration and evaluation costs—Exploration, evaluation and project expenses are included in all-in sustaining costs if it supports current mine operations.

(d)	Capital expenditures—Only minesite sustaining capital expenditures are included in all-in sustaining costs.
(e)

Rehabilitation—accretion and amortization—Includes depreciation on the assets related to asset retirement obligations of our operations and accretion on the asset retirement obligations of our operations, split between operating and non-operating sites.

(f)

Non-controlling interest—Removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by the non-controlling interests of NGM and Pueblo Viejo. The impact is summarized as the following:

	For the six months ended June 30,		For the year ended December 31,
(in millions)	2026	2025	2025	2024	2023
Non-controlling interest and other Minesite exploration and evaluation expenses	$(3)	$(4)	$(8)	$(12)	$(13)
Rehabilitation—accretion and amortization (operating sites)	(15)	(12)	(25)	(26)	(24)
Minesite sustaining capital expenditures	(162)	(213)	(375)	(404)	(420)

All-in sustaining costs total	(180)	(229)	(408)	(442)	(457)

(g)

Ounces sold—attributable basis—Excludes Long Canyon after 2023 which is producing residual ounces from the leach pad while in closure and excludes Emigrant which is also producing residual ounces while in closure.

(h)

COS/oz—COS/oz is calculated as cost of sales across our operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using our ownership share).

(i)	Per ounce figures—COS/oz, TCC/oz and AISC/oz may not calculate based on amounts presented in this table due to rounding.

The following tables provide reconciliations of total cash costs and all-in sustaining costs to cost of sales, the most directly comparable GAAP measure, in total and on a per ounce basis, for the periods presented, for each operating segment:

	For the six months ended June 30, 2026
(dollars in millions, except ounce and per ounce data)	Carlin	Cortez	Turquoise Ridge	Phoenix	Nevada Gold Mines(a)	Pueblo Viejo
Cost of sales applicable to gold production	$1,168	$691	$435	$72	$2,368	$476
Depreciation	(235)	(121)	(91)	(37)	(485)	(137)
Other(b)	(3)	0	0	17	14	0
Non-controlling interests	(354)	(217)	(131)	(19)	(722)	(134)

Total cash costs	576	353	213	33	1,175	205
General & administrative costs	0	0	0	0	0	0
Minesite exploration and evaluation costs(c)	1	2	0	2	6	0
Minesite sustaining capital expenditures(d)	175	64	51	17	322	84
Rehabilitation—accretion and amortization (operating sites)(e)	13	12	3	3	31	3
Non-controlling interests	(73)	(30)	(21)	(9)	(139)	(35)

All-in sustaining costs	$692	$401	$246	$46	$1,395	$257

Ounces sold—attributable basis (000s ounces)	346	193	178	49	766	190
COS/oz(f), (g)	$2,083	$2,218	$1,508	$913	$1,910	$1,507
TCC/oz(g)	1,666	1,831	1,192	663	1,534	1,080
AISC/oz(g)	2,002	2,080	1,377	940	1,822	1,358

	For the six months ended June 30, 2025
(dollars in millions, except ounce and per ounce data)	Carlin	Cortez	Turquoise Ridge	Phoenix	Nevada Gold Mines[a]	Pueblo Viejo
Cost of sales applicable to gold production	$991	$598	$416	$80	$2,085	$478
Depreciation	(167)	(105)	(93)	(31)	(396)	(134)
Other(b)	0	0	0	12	12	0
Non-controlling interests	(315)	(189)	(123)	(23)	(650)	(137)

Total cash costs	509	304	200	38	1,051	207
General & administrative costs	0	0	0	0	0	0
Minesite exploration and evaluation costs(c)	5	3	0	1	10	0
Minesite sustaining capital expenditures(d)	271	60	48	23	412	104
Rehabilitation—accretion and amortization (operating sites)(e)	10	9	2	4	25	2
Non-controlling interests	(110)	(28)	(19)	(11)	(172)	(42)

All-in sustaining costs	$685	$348	$231	$55	$1,326	$271

Ounces sold—attributable basis (000s ounces)	308	203	153	57	721	169
COS/oz(f), (g)	$1,978	$1,813	$1,679	$871	$1,783	$1,688
TCC/oz(g)	1,652	1,497	1,304	663	1,458	1,221
AISC/oz(g)	2,221	1,713	1,508	973	1,838	1,600

(a)	These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge and Phoenix and non-mine site related activity.
(b)

Other—Other adjustments at Carlin include the removal of TCC associated with Emigrant, which is producing incidental ounces while in closure. Other adjustments at Phoenix include the addition of treatment and refining costs associated with concentrate.

(c)	Exploration and evaluation costs—Exploration, evaluation and project expenses are included in all-in sustaining costs if it supports current mine operations.
(d)	Capital expenditures—Only minesite sustaining capital expenditures are included in all-in sustaining costs.
(e)

Rehabilitation—accretion and amortization—Includes depreciation on the assets related to asset retirement obligations of our operations and accretion on the asset retirement obligations of our operations, split between operating and non-operating sites.

(f)

COS/oz—COS/oz is calculated as cost of sales across our operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using our ownership share).

(g)	Per ounce figures—COS/oz, TCC/oz and AISC/oz may not calculate based on amounts presented in this table due to rounding.

	For the year ended December 31, 2025
(dollars in millions, except ounce and per ounce data)	Carlin	Cortez	Turquoise Ridge	Phoenix	Nevada Gold Mines(a)	Pueblo Viejo
Cost of sales applicable to gold production	$2,156	$1,328	$855	$154	$4,496	$957
Depreciation	(434)	(251)	(203)	(66)	(955)	(271)
Other(b)	(2)	(4)	0	27	21	0
Non-controlling interests	(658)	(411)	(250)	(44)	(1,364)	(274)

Total cash costs	1,062	662	402	71	2,198	412
General & administrative costs	0	0	0	0	0	0
Minesite exploration and evaluation costs(c)	13	6	0	2	23	0
Minesite sustaining capital expenditures(d)	428	105	95	37	688	212
Rehabilitation—accretion and amortization (operating sites)(e)	20	21	5	7	53	6
Non-controlling interests	(178)	(51)	(38)	(18)	(294)	(87)

All-in sustaining costs	$1,345	$743	$464	$99	$2,668	$543

	For the year ended December 31, 2025
(dollars in millions, except ounce and per ounce data)	Carlin	Cortez	Turquoise Ridge	Phoenix	Nevada Gold Mines(a)	Pueblo Viejo
Ounces sold—attributable basis (000s ounces)	689	462	342	109	1,602	383
COS/oz(f), (g)	$1,925	$1,768	$1,539	$873	$1,727	$1,494
TCC/oz(g)	1,540	1,434	1,174	653	1,372	1,076
AISC/oz(g)	1,952	1,609	1,353	914	1,665	1,418

	For the year ended December 31, 2024
(dollars in millions, except per ounce information in dollars)	Carlin	Cortez	Turquoise Ridge	Phoenix	Nevada Gold Mines(a)	Pueblo Viejo
Cost of sales applicable to gold production	$1,992	$1,138	$806	$202	$4,144	$850
Depreciation	(338)	(226)	(208)	(64)	(839)	(240)
Other(b)	(18)	0	0	26	8	0
Non-controlling interests	(625)	(349)	(229)	(62)	(1,266)	(243)

Total cash costs	1,011	563	369	102	2,047	367
General & administrative costs	0	0	0	0	0	0
Minesite exploration and evaluation costs(c)	12	8	6	5	33	0
Minesite sustaining capital expenditures(d)	580	79	96	43	823	164
Rehabilitation—accretion and amortization (operating sites)(e)	21	21	4	8	54	6
Non-controlling interests	(236)	(42)	(41)	(22)	(351)	(68)

All-in sustaining costs	$1,388	$629	$434	$136	$2,606	$469

Ounces sold—attributable basis (000s ounces)	777	441	298	130	1,646	351
COS/oz(f), (g)	1,564	1,594	1,669	961	1,545	1,453
TCC/oz(g)	1,301	1,278	1,239	783	1,244	1,045
AISC/oz(g)	1,786	1,429	1,457	1,048	1,583	1,335

	For the year ended December 31, 2023
(dollars in millions, except per ounce information in dollars)	Carlin	Cortez	Turquoise Ridge	Long Canyon[h]	Phoenix	Nevada Gold Mines(a)	Pueblo Viejo
Cost of sales applicable to gold production	$1,944	$1,287	$719	$33	$233	$4,222	$729
Depreciation	(315)	(314)	(197)	(17)	(70)	(915)	(212)
Other(b)	(20)	0	0	0	28	8	0
Non-controlling interests	(612)	(371)	(199)	(6)	(73)	(1,263)	(207)

Total cash costs	997	602	323	10	118	2,052	310
General & administrative costs	0	0	0	0	0	0	0
Minesite exploration and evaluation costs(c)	23	5	5	0	1	36	0
Minesite sustaining capital expenditures(d)	512	203	100	0	31	863	174
Rehabilitation—accretion and amortization (operating sites)(e)	16	29	3	1	6	55	5
Non-controlling interests	(212)	(91)	(42)	0	(15)	(368)	(72)

All-in sustaining costs	$1,336	$748	$389	$11	$141	$2,638	$417

	For the year ended December 31, 2023
(dollars in millions, except per ounce information in dollars)	Carlin	Cortez	Turquoise Ridge	Long Canyon[h]	Phoenix	Nevada Gold Mines(a)	Pueblo Viejo
Ounces sold—attributable basis (000s ounces)	865	548	318	9	120	1,860	335
COS/oz(f), (g)	1,373	1,452	1,397	2,252	1,199	1,394	1,304
TCC/oz(g)	1,153	1,099	1,016	1,112	983	1,104	925
AISC/oz(g)	1,544	1,365	1,224	1,177	1,177	1,419	1,246

(a)	These results represent our 61.5% controlling interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon until it transitioned to care and maintenance at the end of 2023.
(b)

Other—Other adjustments at Carlin include the removal of TCC associated with Emigrant, which is producing incidental ounces while in closure. Other adjustments at Phoenix include the addition of treatment and refining costs associated with concentrate.

(c)	Exploration and evaluation costs—Exploration, evaluation and project expenses are included in all-in sustaining costs if it supports current mine operations.
(d)	Capital expenditures—Only minesite sustaining capital expenditures are included in all-in sustaining costs.
(e)

Rehabilitation—accretion and amortization—Includes depreciation on the assets related to asset retirement obligations of our operations and accretion on the asset retirement obligations of our operations, split between operating and non-operating sites.

(f)

COS/oz—COS/oz is calculated as cost of sales across our operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using our ownership share).

(g)	Per ounce figures—COS/oz, TCC/oz and AISC/oz may not calculate based on amounts presented in this table due to rounding.
(h)

Starting the first quarter of 2024, we have ceased to include production or non-GAAP cost metrics for Long Canyon as it was placed on care and maintenance at the end of 2023 and subsequently into closure at the end of 2024.

EBITDA, Adjusted EBITDA, Attributable Adjusted EBITDA, Attributable Adjusted EBITDA Margin and Net Leverage

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

•	Income tax expense;

•	Interest expense;

•	Interest income; and

•	Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Adjusted EBITDA removes the effect of impairment charges, acquisition/disposition gains/losses, foreign currency translation gains/losses and other expense adjustments. Attributable adjusted EBITDA removes the non-controlling interest portion. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on interest expense/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders in better understanding our ability to generate liquidity from our attributable business, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and do not necessarily reflect the underlying operating results for the periods presented.

Attributable adjusted EBITDA margin is calculated as attributable adjusted EBITDA divided by revenues—as adjusted. We believe this ratio will assist analysts, investors and other stakeholders to better understand the relationship between revenues and EBITDA or operating profit.

Net leverage is calculated as debt, net of cash divided by the sum of adjusted EBITDA for the last four consecutive quarters. We believe this ratio will assist analysts, investors and other stakeholders in monitoring our leverage and evaluating our balance sheet.

EBITDA, adjusted EBITDA, attributable adjusted EBITDA, attributable adjusted EBITDA margin and net leverage are intended to provide additional information to investors and analysts and do not have any standardized definition under GAAP, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. EBITDA, adjusted EBITDA and attributable adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate EBITDA, adjusted EBITDA, attributable adjusted EBITDA, attributable adjusted EBITDA margin and net leverage differently.

The following table reconciles EBITDA, adjusted EBITDA and attributable adjusted EBITDA to net income, the most directly comparable GAAP measure, for the periods presented:

	For the six months ended June 30,		For the year ended December 31,
(dollars in millions, except margin)	2026	2025	2025	2024	2023
Net income	$3,225	$1,330	$4,241	$1,900	$1,092
Income tax expense	882	364	1,168	391	288
Interest expense, net of interest income	57	87	157	159	137
Depreciation	628	532	1,229	1,090	1,129

EBITDA	$4,792	$2,313	$6,795	$3,540	$2,646

Impairment charges of non-current assets(a)	0	4	13	68	215
Acquisition/disposition gains(b)	(22)	(2)	(2)	(2)	(2)
Loss (gain) on currency translation	1	0	(2)	(1)	(4)
Other expense adjustments(c)	22	0	28	45	20

Adjusted EBITDA	$4,793	$2,315	$6,832	$3,650	$2,875

Non-controlling Interests	(1,946)	(964)	(2,811)	(1,492)	(1,170)
Attributable adjusted EBITDA	$2,847	$1,351	$4,021	$2,158	$1,705

Revenues - as adjusted(d)	$4,434	$2,745	$6,923	$4,770	$4,269
Attributable adjusted EBITDA margin(e)	64%	49%	58%	45%	40%

	As of June 30, 2026	As of December 31,
		2025	2024	2023
Net leverage(f)	0.0:1	0.1:1	0.5:1	0.7:1

(a)	There were no significant impairment charges in 2025. Impairment charges for 2024 and 2023 mainly relate to long-lived asset impairments at Long Canyon.
(b)	Acquisition/disposition gains for the six months ended June 30, 2026 mainly relates to the divestment of U.S. closure properties.
(c)

Other expense adjustments for the six months ended June 30, 2026 relate to legal and consulting costs associated with this offering and the Separation. Other expense adjustments for 2025 mainly relate to a credit loss expense for a receivable at NGM. Other expense adjustments for 2024 mainly relate to an asset retirement obligation cost adjustment made relating to a legacy mine site operated by HMC that was closed prior to our 2001 acquisition. There were no significant other expense adjustments for 2023.

(d)	See “—Realized Price” for a reconciliation of Sales to Realized Price per ounce.
(e)	Represents attributable adjusted EBITDA divided by revenues—as adjusted.
(f)	Represents debt, net of cash divided by adjusted EBITDA for the last four consecutive quarters.

Realized Price

Realized price is a non-GAAP financial measure which excludes from sales:

•	Treatment and refining charges; and

•	Cumulative catch-up adjustment to revenue relating to our streaming arrangements.

We believe realized price provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our business’s past performance and is a better indicator of expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measure is not necessarily indicative of sales as determined under GAAP. Other companies may calculate this measure differently.

The following table reconciles realized prices to sales, the most directly comparable GAAP measure, for the periods presented:

	For the six months ended June 30,		For the year ended December 31,
(dollars in millions, except per ounce information in dollars)	2026	2025	2025	2024	2023
Sales	$7,259	$4,505	$11,403	$7,830	$6,967
Sales applicable to non-controlling interests	(2,827)	(1,767)	(4,482)	(3,058)	(2,710)
Sales applicable to sites in closure or care and maintenance(a)	(15)	(5)	(15)	(21)	(10)
Treatment and refining charges	17	12	27	26	28
Other(b)	—	—	(10)	(7)	(6)

Revenues—as adjusted	4,434	2,745	6,923	4,770	4,269
Ounces sold (000s ounces)(a)	956	890	1,985	1,997	2,195
Realized gold price per ounce(c)	$4,641	$3,082	$3,486	$2,388	$1,944

(a)

On an attributable basis. Excludes Long Canyon after 2023 which is producing residual ounces from the leach pad while in closure and excludes Emigrant which is also producing residual ounces while in closure.

(b)

Represents cumulative catch-up adjustment to revenue relating to our streaming arrangements. See note 2e to the annual carve-out financial statements included elsewhere in this prospectus for more information.

(c)	Realized price per ounce may not calculate based on amounts presented in this table due to rounding.

Quantitative and Qualitative Disclosure About Market Risk

We are subject to the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of our financial instruments. We manage market risk by either accepting it or mitigating it through the use of derivatives and other economic hedging strategies.

Commodity Price Risk

We sell our gold production in the world market, primarily at prevailing market prices. The market price of gold is the primary driver of our profitability and ability to generate both operating and free cash flow. Our treasury group may implement hedging strategies on an opportunistic basis to protect us from downside price risk on our gold and copper production. We did not enter into any hedging positions during 2025 and 2024. Our gold production and sales are subject to market prices.

We consume diesel fuel and natural gas to run our operations. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. Volatility in crude oil and natural gas prices have a direct and indirect impact on our production costs and profitability.

Foreign Currency Risk

The functional and reporting currency for all our operating segments is the U.S. dollar, and we report our results using the U.S. dollar. The majority of our operating and capital expenditures is denominated and settled in U.S. dollars. We also have exposure to the Dominican peso and Canadian dollar through mine operating, administration, and capital costs. Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of cost of sales, general and administrative costs, project expenses and overall net income, when translated into U.S. dollars.

Interest Rate Risk

Our interest rate exposure mainly relates to interest receipts on our cash balances ($1.8 billion as of December 31, 2025); and to the interest payments on our variable-rate lease liabilities ($13 million as of December 31, 2025). The effect on net income and equity of a hypothetical 1% change in the interest rate of our financial assets and liabilities as of December 31, 2025 is approximately $10 million.

BUSINESS

Who We Are

American Barrick is a premier pure-play gold producer and the largest gold producer with a portfolio of assets located entirely in North America. We operate six large, high-quality assets in two jurisdictions, Nevada and the Dominican Republic, including every Tier One gold asset that exists in the United States and four of the world’s 16 largest gold assets by 2025 production. In 2025, we produced 2.0 million ounces (“Moz”) of gold on an attributable basis. Our portfolio is underpinned by 40 Moz of attributable mineral reserves, representing a 20-year reserve life, and 38 Moz of attributable mineral resources.

Our portfolio is anchored by our 61.5% joint venture interest in Nevada Gold Mines in the United States, the largest gold mining complex in the world and the centerpiece of the premier gold mining jurisdiction globally. Within Nevada Gold Mines, we are advancing the Fourmile project, which we believe is one of the most significant gold discoveries of the last 25 years. Fourmile represents a compelling source of future growth, integrated into the Cortez Complex and supported by Nevada Gold Mines’ existing infrastructure. Assuming Fourmile timely reaches its expected annual production run-rate, by 2034 we would own and operate five of the seven North American mines producing over 500 thousand ounces (“Koz”) per year.

Nevada Gold Mines is located in Nevada and accounted for 81% of our attributable gold production in 2025. Nevada is the world’s premier gold mining jurisdiction, ranked the #1 mining jurisdiction globally for investment attractiveness on the Fraser Institute’s 2025 survey and a top-three jurisdiction for nine consecutive years. The State of Nevada has contributed 72% of overall U.S. gold production since 2020 and is also the #2 gold mineral resource endowment on Earth, making it the most important and prospective geological land package in the Western Hemisphere.

Gold plays a fundamental role globally as an investment asset and a store of wealth. For today’s investors, exposure to gold delivers compelling benefits: long-term capital appreciation, portfolio diversification, and inflation protection. Global market interest in gold is surging. The gold price averaged $4,545 per ounce over the nine months ended September 30, 2026, reflecting sustained central bank buying, geopolitical uncertainty, and record global demand, with annual consumption now exceeding 160 million troy ounces, valued at over $700 billion (based on a $4,545 per ounce gold price).

Against this robust commodity backdrop, our focused portfolio of scaled assets, strong cash generation, embedded growth, robust balance sheet and a focus on management alignment and capital returns forms a premier, pure-play North American gold producer and provides stockholders differentiated exposure to gold that we believe is unique in the global equity market.

Our Foundational Assets and Operations: Tier One Assets at Unmatched Scale

A map of our world-class operations in North America is below:

World's largest gold mining complex
Nevada Gold Mines Complex
(61.5% Ownership)
– Mining Complexes: Carlin, Cortez, Turquoise Ridge, Phoenix
Northern Nevada, USA
Open Pit
Underground
NGM Mineral Rights
Turquoise Ridge Complex
Carlin Complex
Phoenix
Fourmile[1] (Exploration-Stage)
Cortez Complex (Goldrush)
United States
Pueblo Viejo
(60% Ownership)
Dominican Republic
Assets
Tier One Assets

(1)

Fourmile asset consolidated within the Cortez Complex, following completion of vend-in to the Nevada Gold Mines joint venture. Fourmile is a potential Tier One asset based on the results of the Fourmile initial assessment.

The Nevada Gold Mines Complex

Nevada Gold Mines is the world’s largest gold mining complex, as measured by production. Through its network of large-scale mining complexes, Nevada Gold Mines contains one of the largest gold mineral reserve and mineral resource endowments anywhere in the world. We own and operate Nevada Gold Mines through a joint venture with Newmont Corporation (“Newmont”) in which we hold a 61.5% controlling interest.

Nevada Gold Mines is located in northern Nevada, one of the world’s most prolific gold districts, which has produced over 150 Moz of gold over its history. Since its formation in 2019, Nevada Gold Mines has accounted for over 50% of the gold production in the United States on a consolidated basis. For the six months ended June 30, 2026 and the year ended December 31, 2025, Nevada Gold Mines produced 758 Koz and 1.59 Moz of gold, respectively, attributable to our 61.5% controlling interest. Substantial future anticipated production at Nevada Gold Mines is underpinned by a large, high-grade mineral reserve base and extensive brownfield exploration potential. We believe no other gold producer in North America can replicate this network of large-scale mining complexes, mineral reserves and mineral resource potential.

The Nevada Gold Mines Complex encompasses the Carlin, Cortez (including the Fourmile project), Turquoise Ridge and Phoenix Complexes, as well as supporting infrastructure. On a standalone basis, each of the Carlin, Cortez and Turquoise Ridge Complexes is a Tier One gold asset. Nevada Gold Mines operates these mining complexes as a network of integrated assets, which have complementary processing facilities and supporting infrastructure. This integrated operating model optimizes ore routing, extends processing facility lives, improves recoveries and provides other operational and capital synergies and benefits that come from the economies of scale associated with a district-wide footprint. Based on 2025 gold production on a 100% basis, the Nevada Gold Mines Complex is larger than the next four top North American assets not owned by us, combined.

The Nevada Gold Mines Complex, the largest gold mining complex in the world

Pueblo Viejo

Pueblo Viejo, located in the Dominican Republic, is the fifth largest gold asset in North America based on 2025 gold production. We own Pueblo Viejo through a joint venture with Newmont in which we hold a 60% controlling interest and serve as the operator. Since its commissioning in 2012, Pueblo Viejo has had cumulative attributable production of approximately 7.0 Moz of gold. For the six months ended June 30, 2026 and the year ended December 31, 2025, Pueblo Viejo had attributable production of 193 Koz and 379 Koz of gold, respectively.

Pueblo Viejo is a Tier One gold asset with substantial production, long mineral reserve life and processing infrastructure. Since 2019, its attributable mineral reserves have grown 111%, net of production. The Pueblo Viejo expansion and mine-life extension project, comprising a recently completed processing facility expansion and the El Naranjo tailings storage facility (the “Naranjo TSF”) now under development, is designed to extend the mine life through 2048.

Top 20 Global Gold Assets by 2025 Gold Production (Koz, 100% Basis)

Note:

All assets shown on a 100% basis, in Koz. NGM includes Carlin, Cortez, Turquoise Ridge, and Phoenix Complexes & Other. We hold a 61.5% controlling interest in Nevada Gold Mines and a 60% controlling interest in Pueblo Viejo.

(1)	Source: Wood Mackenzie.

Top 10 North American Gold Assets by 2025 Gold Production (Koz, 100% Basis)

Note:

Company names reflect the operator. All assets shown on a 100% basis, in Koz. NGM includes Carlin, Cortez, Turquoise Ridge, Phoenix Complexes & Other. We hold a 61.5% controlling interest in Nevada Gold Mines and a 60% controlling interest in Pueblo Viejo. Source: Publicly available information.

(1)	Fort Knox production shown on a gold-equivalent basis.

Financial Overview: Strong Operational Performance and Accelerating Momentum

We delivered strong operational performance in 2025, producing 2.0 Moz of gold attributable to our interests, at a cost of sales of $1,680 per ounce, a total cash cost of $1,315 per ounce, and an all-in sustaining cost of $1,687 per ounce. In 2025, we generated consolidated revenue of $11.40 billion, net earnings attributable to owners of $2.24 billion, and attributable adjusted EBITDA of $4.02 billion. From 2023 to 2025, attributable adjusted EBITDA grew at a 54% CAGR and attributable net earnings grew at a 103% CAGR.

This momentum has carried into 2026. In the first half of the year, attributable production rose 7% year over year with lower all-in sustaining costs at both Nevada Gold Mines and Pueblo Viejo. In the six months ended June 30, 2026, we produced 951 Koz of gold attributable to our interests, at a cost of sales of $1,856 per ounce, a total cash cost of $1,444 per ounce, and an all-in sustaining cost of $1,794 per ounce, and we generated consolidated revenue of $7.26 billion, net earnings attributable to owners of $1.77 billion and attributable adjusted EBITDA of $2.85 billion. See “Summary—Summary Historical Financial and Other Information.”

Our portfolio of mining complexes has demonstrated a track record of robust margins through the cycle and provides substantial cash flow generation potential across a range of gold prices. The charts below show an illustrative sensitivity of our 2025 attributable adjusted EBITDA and attributable adjusted EBITDA less attributable capital expenditures at a range of potential realized gold prices, highlighting our strong leverage to gold prices.

(1)

These charts illustrate hypothetical 2025 attributable adjusted EBITDA and attributable adjusted EBITDA less attributable capital expenditures based on a range of alternative realized gold prices. We calculated the hypothetical attributable adjusted EBITDA amounts above by applying each hypothetical realized gold price minus TCC/oz to the actual ounces of gold sold in 2025, and subtracting actual 2025 corporate general and administrative, exploration and project expenses of $288 million. We calculated the hypothetical attributable adjusted EBITDA less attributable capital expenditures by subtracting actual 2025 attributable capital expenditures of $896 million from the hypothetical attributable adjusted EBITDA. All factors are held constant at their actual 2025 levels other than the realized gold prices, including costs relating to royalties. This sensitivity analysis is hypothetical and included for illustrative purposes only. It is not a projection, forecast, estimate or target about our performance, or a prediction or statement about future gold prices. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for definitions of non-GAAP financial measures used in this sensitivity analysis and reconciliations of such measures to their most directly comparable GAAP measures.

Gold Market Overview

As one of the world’s most enduring stores of value, gold occupies a critical position at the intersection of monetary policy, commodity markets and global capital flows. In the current environment of geopolitical instability and a broad shift toward accommodative central bank policy, demand for gold has intensified, driving a significant increase in its price.

Demand for gold remained strong in 2025, with the World Gold Council reporting that total demand exceeded 5,000 tonnes (approximately 161 Moz) for the first time. Based on World Gold Council data, central bank purchases totaled approximately 863 tonnes (approximately 28 Moz) in 2025 and remain historically high into 2026. This strength in official-sector demand has been linked to heightened geopolitical risk since 2022.

Historical Global Annual Gold Demand Since 2010

Note:

Data as of December 31, 2025. Value of gold demand from the World Gold Council is calculated as total global gold demand multiplied by the average annual gold price. Source: ICE Benchmark Administration, Metals Focus, Refinitiv GFMS, World Gold Council.

Over the past decade, gold prices have experienced strength and resilience. In the midst of continued economic and geopolitical challenges, we believe gold has cemented its place as a safe-haven investment and store of value. The average gold price in the fourth quarter of 2025 was $4,135 per ounce (a 55% increase year-over-year), bringing the 2025 annual average price to $3,432 per ounce (a 44% increase year-over-year). In 2026 the price of gold has continued to trade strongly, averaging $4,545 per ounce over the nine months ended September 30, 2026.

Historical Gold Prices Since January 1, 2000

Note:	Data as of September 30, 2026. Source: Bloomberg market data.

The World Gold Council states that central banks hold gold primarily for diversification and to hedge against geopolitical risk. The World Gold Council also states that some emerging and developing economy reserve managers cite sanctions and potential changes in the international monetary system as influences on their gold allocations. Across investor channels, surveys show that alongside price-driven motivations, safe-haven and diversification motives were consistent themes driving gold investment interest through 2025. While the volume of global jewelry demand decreased in response to record gold prices, sentiment toward gold jewelry remained resilient, with the value of global demand reaching record levels, climbing 18% year-over-year to a record $172 billion.

Our Competitive Strengths

Our competitive strengths include:

(1)	Focused portfolio of Tier One gold assets

(2)	Low-risk operating jurisdictions

(3)	Proven track record of replacing and growing mineral reserves in our operating districts, enhancing asset valuation, mine life and value-accretive growth opportunities

(4)	Balance sheet strength and flexibility, allowing for commitment to disciplined capital allocation and attractive stockholder returns

(5)	Experienced management team

Focused Portfolio of Tier One Gold Assets

Our foundational assets comprise controlling ownership interests in a focused portfolio of premier North American gold assets, anchored by the Nevada Gold Mines Complex, the world’s largest gold mining complex by 2025 production, and Pueblo Viejo, the fifth largest gold asset in North America. These assets are large-scale, long-life and located in world-class geological districts, which we believe have the size, cost profile and mineral reserve quality to support consistent production and strong margins over many years. They offer meaningful potential for organic mineral reserve replacement and growth over time. Extensive processing facilities and infrastructure developed over decades of operating history further underpin the quality and durability of these assets.

Based on 2025 consolidated production, 80% of our operating mines produce more than 500 Koz of gold per annum on average, as compared to other gold producing peers which have more fragmented operating footprints. Combined with our industry-leading reserve life of approximately 20 years, these attributes provide a durable and sustainable foundation for long-term production and cash flow generation.

Low-Risk Operating Jurisdictions

We are differentiated from our peers by the location of our assets in stable, low-risk North American jurisdictions with established regulatory frameworks, infrastructure and the rule of law. Operating in low-risk jurisdictions provides greater certainty around permitting, fiscal terms and long-term capital deployment, reducing geopolitical and sovereign risk and enabling management to remain focused on operational execution. We operate in only two jurisdictions, lowering complexity as compared to other precious metals peers, some of which operate in greater than ten jurisdictions.

Our portfolio of U.S. assets benefits from an advantaged location in the State of Nevada, which was ranked as the number one overall mining jurisdiction on the Fraser Institute’s Investment Attractiveness Index for 2025. Nevada has held a position among the top three jurisdictions in the index for the last nine years. Nevada also ranked first on the Fraser Institute’s Policy Perception Index for 2025, reflecting strong industry perceptions across key factors including regulatory certainty, legal system quality, taxation, political stability, and transparency.

Source: Fraser Institute Annual Survey of Mining Companies (2025), World Gold Council, Nevada Division of Minerals.

Proven Track Record of Replacing and Growing Mineral Reserves, Bolstered by Our Successful Experience in Exploration and Development Within Our Existing Gold Districts

Our long-standing mineral reserve replacement strategy has consistently grown proven and probable mineral reserves above depletion across our core asset base. On an attributable basis, total contained proven and probable mineral reserves across the American Barrick portfolio increased from approximately 35.4 Moz as of December 31, 2019 to approximately 40.0 Moz as of December 31, 2025, while mining 16.2 Moz over the period. This outcome reflects disciplined exploration, systematic conversion of mineral resources to mineral reserves and ongoing mine life extension initiatives.

American Barrick Attributable Mineral Reserves – Contained Ounces (Moz)

The Nevada Gold Mines Complex has maintained a deep inventory of measured and indicated mineral resources available for systematic conversion to proven and probable mineral reserves. When the Nevada Gold Mines joint venture was formed, proven and probable mineral reserves attributable to our 61.5% controlling interest totaled 345 Mt at 2.7 g/t containing 29.7 Moz as of December 31, 2019. Between December 31, 2019 and December 31, 2025, we have depleted a cumulative 13.2 Moz of gold attributable to our 61.5% controlling interest. During this same period, we have added proven and probable mineral reserves of 11.2 Moz of contained gold attributable to our 61.5% controlling interest, such that as of December 31, 2025, Nevada Gold Mines hosts 320 Mt at 2.69 g/t containing 27.7 Moz of proven and probable mineral reserves, attributable to our 61.5% controlling interest. We have also developed a substantial mineral resource base at Fourmile (part of our Cortez Complex), creating a clear and significant opportunity for further mineral reserve delineation.

Our discipline also extends to Pueblo Viejo, where ongoing mine life extension and continued investment in the existing operation have supported long-term production. Between 2019 and 2025, contained proven and probable mineral reserves have grown by 111%, from 71 Mt at 2.49 g/t containing 5.7 Moz of proven and probable mineral reserves as of December 31, 2019 to 190 Mt at 2.06 g/t containing 12 Moz of proven and probable mineral reserves as of December 31, 2025, attributable to our 60% controlling interest. This increase in contained proven and probable mineral reserves is net of cumulative depletion of 3.0 Moz over the same period attributable to our 60% controlling interest in Pueblo Viejo.

We have operated in Nevada since the 1980s and have developed substantial expertise in exploring and finding new and large-scale deposits within our unmatched land position over our forty-plus year history in the district. We estimate that, through Nevada Gold Mines and our other wholly owned or controlled properties, we control approximately 40% of the total exploration ground in Nevada’s Great Basin district held or controlled by major mining companies, representing the largest strategic land position among such companies and providing a uniquely scaled platform for continued exploration and discovery. Our district-level focus on mineral reserve conversion, mineral resource upgrading, and new exploration targets prioritizes orebody extensions and near-mine satellite deposits that have maintained our production base for decades. Our approach and intimate knowledge of this district and our complexes allow us to leverage existing operations and infrastructure with the aim of lowering the cost of discovery, development and production that supports multi-decade mining.

In recent years, we have materially grown our drilling investment across mining, mineral reserves and resource conversion, and exploration activities. The nature of our drilling investment has also shifted towards exploration activities. This shift has been supported by exploration successes, notably at Fourmile, and exemplifies our ability to identify and advance high-grade mineralization within mature districts. These initiatives have increased our annual drilling by over 15% between the 2020–2022 period and the 2023–2025 period, as shown in the table below.

	2020 – 2022	2023 – 2025
Average Annual Drilling Over Period (Km)	372	429
Spend on Mineral Reserve and Mineral Resource Conversion (%)	71%	59%
Spend on New Exploration and Discovery (%)	29%	41%

Note:	Breakdown between mineral reserve and mineral resource conversion and new exploration and discovery excludes normal course drilling associated with day-to-day operations.

Our unmatched land position, extensive knowledge and regional expertise, paired with our highly active exploration program, which averaged 429 kilometers of annual drilling from 2023 to 2025, with 41% of exploration spend directed toward new exploration and discovery, position us well for future discoveries within the district.

Top Ten Americas Gold Discoveries in the Last 15 Years by Total Mineral Resources (100% Basis)

Note:

All assets shown based on total contained gold, calculated using the most recent mineral resource estimate (inclusive of measured, indicated and inferred mineral resources) as disclosed by the company’s current owner, adjusted for historical production from the deposit where applicable. All deposits shown on a 100% basis, in Moz Au. We hold a 61.5% controlling interest in Fourmile and Goldrush. Source: Publicly available information.

(1)	Fourmile mineral resources as of December 31, 2025: Indicated: 4.6 Mt @ 17.59 g/t for 2.6 Moz Au; Inferred: 25 Mt @ 16.9 g/t for 13 Moz Au.
(2)	Goldrush mineral resources as of December 31, 2024: Measured and indicated: 53 Mt @ 6.00 g/t for 10.2 Moz Au; Inferred: 24 Mt @ 5.50 g/t for 4.3 Moz Au.

Balance Sheet Strength and Flexibility, Allowing for Commitment to Disciplined Capital Allocation and Attractive Stockholder Returns

Our capital allocation framework is designed to balance the reinvestment required to maintain and grow our Tier One asset base with the delivery of robust stockholder returns. We anticipate that our strong free cash flow will be able to support a best-in-class stockholder return framework through the commodity cycle. We employ a disciplined “waterfall” approach to prioritize the use of our free cash flow, as follows:

(1) Reinvestment in Our Tier One Assets: We will continue to invest in maintaining and growing our core operations to develop long-life, safe, and sustainable production for decades to come.

(2) Deliver a Sustainable Base Dividend: Our dividend policy will be anchored by an expected annualized base dividend of $1.25 billion, paid on a quarterly basis.

(3) Seek Value Accretive Growth Investments: We will apply a disciplined approach to identifying and pursuing opportunities to grow our production profile. This includes further optimizing and investing in our Tier One assets to drive growth in production, including brownfield and greenfield opportunities, as well as seeking attractive strategic opportunities as they arise.

(4) Maintain a Strong Balance Sheet: As of June 30, 2026, after giving effect to the Transactions (as defined below), we would have had a strong balance sheet of approximately zero net debt ($2.8 billion of cash against approximately $2.75 billion of debt) and going forward will target a net cash position of $1.0 billion (plus or minus $2.0 billion). Our de-levered balance sheet provides significant flexibility.

(5) Additional Top-Up Dividends: We expect that remaining free cash flow in excess of our target net cash will be paid out as a special dividend, subject to the discretion of our board of directors.

We believe the combination of our strong balance sheet, high cash flow generation and robust growth opportunities provides us with the flexibility to pursue the most attractive opportunities and to allocate capital where we believe we can drive the highest returns to our stockholders. Our base dividend policy will position us among the highest cash-returning companies in our peer group.

For illustrative purposes only, and not as a projection or forecast of future results, our attributable free cash flow for the year ended December 31, 2025 of $1.98 billion would have been sufficient to support a top-up dividend of approximately $0.73 billion after payment of our $1.25 billion annual base dividend, assuming our target net cash level had been in effect and achieved as of that date.

Experienced Management Team

Our management team and board of directors have decades of combined mining sector experience, including deep expertise in exploration, development, safe operations and capital markets. Our leadership team has operated within global mining organizations for many years and possesses the technical, financial and governance understanding required to manage large-scale mining assets. We intend to leverage our collective experience, institutional knowledge and industry relationships to support disciplined decision-making, operational execution and long-term value creation for our stockholders and stakeholders.

Under our operating model, day-to-day mining activities at the Nevada Gold Mines Complex and Pueblo Viejo are managed at the site level, while strategic planning and governance are managed centrally. Our site-based teams are responsible for operational execution, including production activities and workforce management. We apply centralized oversight across our portfolio with respect to technical standards, mine planning, metallurgical practices, safety frameworks, and major capital decisions. We believe this approach allows us to maintain local accountability and operational flexibility while ensuring consistency, technical discipline and risk management across the Company.

Our Strategies

We maintain three key strategic pillars that underpin our commitment to operational excellence:

(1)	Continued focus on safety improvement and workforce development

(2)	Operational delivery

(3)	Sustainable growth through a robust brownfield and greenfield growth pipeline

Continued Focus on Safety Improvement and Workforce Development

Safe and Efficient Operations

Our safety strategy rests on four priorities:

(1)	Critical risk management and fatality prevention, including field verification of critical controls designed to prevent fatalities

(2)	Safety leadership and accountability, supported by visible field leadership and three layers of assurance

(3)	Technology-enabled risk reduction, including the use of telematics and AI-enabled tools to reduce exposure to safety risks

(4)	Contractor safety management, including standardized oversight and leadership accountability

We continually focus on improving operational efficiency and productivity across our existing operations, viewing safety and performance as closely linked. Our dedicated management team will use its operating experience and site-level execution to support safe, stable and efficient operations. Centralized technical standards are driving continuous improvement programs. These initiatives aim to improve throughput, recovery and production while reducing unit costs. We believe stable, well-controlled operations are also safer ones.

We have established a track record of improving safety metrics under this framework. Between 2022 and 2025, the total recordable injury frequency rate at Nevada Gold Mines decreased by 59% from 3.93 to 1.62, compared to the 2025 industry average of 1.74. During the same period, the lost time injury frequency rate at Nevada Gold Mines decreased by 87% from 1.12 to 0.15. In 2025, the Nevada Gold Mines Complex invested $3.0 billion in its communities, comprising $1.4 billion in personnel costs, $1.0 billion in goods and services purchased in Nevada, $542 million in taxes and $22 million in social investments.

Similarly, at Pueblo Viejo between 2022 and 2025, the total recordable injury frequency rate decreased by 60% from 0.72 to 0.29. During the same period, the lost time injury frequency rate decreased by 39% from 0.10 to 0.06. In 2025, Pueblo Viejo invested $1.5 billion in local procurement and expenditures, consisting of $151 million in personnel costs, $73 million in royalties, $474 million in taxes, $832 million in local purchases of goods and services, and $3 million in social investment. In addition, during 2025 we made a $150 million advance payment of royalties to the government, supporting its fiscal situation during the period.

Track Record of Improving Safety Metrics

(1)

“Total Recordable Injury Frequency Rate” or “TRIFR” is calculated as the number of reportable injuries (including fatalities, lost time injuries, restricted duty injuries, and medically treated injuries) multiplied by 1,000,000 hours, divided by the total number of hours worked.

(2)	“Lost Time Injury Frequency Rate” or “LTIFR” is calculated as the number of lost time injuries multiplied by 1,000,000 hours, divided by the total number of hours worked.

Investing in Our Workforce

We continually invest in our people. We have implemented training academies that give frontline leaders practical tools to manage their teams effectively. Building advanced skills across the workforce is expected to improve productivity and to strengthen a proactive safety culture, in which people identify and act on risks before they result in harm.

Operational Delivery

Optimize Operations Through Disciplined Approach to Continued Investment

We prioritize continued investment in our existing operations and infrastructure. These investments have increased underground development rates, throughput and plant reliability. We have implemented significant improvements across processing facilities throughout the Nevada Gold Mines Complex and intend to continue investing in our plant reliability and optimization.

In 2025, the current management team conducted a bottom-up operational review that shifted mine plan ownership to site-level teams. Site-level teams have been focused on efficient mine planning and design, which we believe has improved, and will continue to improve, the consistency and safety of operations.

Across the Nevada Gold Mines Complex, the bottom-up operational review has resulted in a 26% increase in total annualized tonnes for underground operations, a 22% increase in annualized underground development, and an 18% increase in drilling distance since 2021. Operational momentum at Nevada Gold Mines has continued into 2026. Underground tonnes mined increased on an annualized basis from approximately 8.9 million tonnes in the first half of 2022 to approximately 10.8 million tonnes in the first half of 2026, representing a 21% increase over the period. In parallel, refractory processing performance has continued to improve, with total refractory tonnes processed increasing by approximately 3% from the first half of 2022 to the first half of 2026.

This renewed focus at Nevada Gold Mines is part of our broader operational strategy, and our assets have seen operational improvements in the first half of 2026. Year-over-year, our production continues to accelerate while our all-in sustaining cost continues to decline. Between the first half of 2025 and the first half of 2026, American Barrick all-in sustaining cost decreased from $1,850 per ounce to $1,794 per ounce. These improvements were driven by decreases in controllable cash costs despite increases in royalties and tariffs associated with the higher price environment.

Attributable Gold Production (Koz)

American Barrick AISC ($/oz)

(1)	Includes direct operating costs, exploration, sustaining capital expenditures and other non-cash costs.
Note:	Totals may not appear to sum correctly due to rounding.

Leveraging Technology and Artificial Intelligence

We intend to use artificial intelligence to increase efficiency, streamline maintenance and strengthen supply chains. Part of our strategy for reassessing open pit opportunities will include automation of open pit fleets. We believe that strategic partnerships with leading technology providers capable of connecting data, operational knowledge and AI across the mining value chain, from exploration and mine planning through safety, production, processing, maintenance and supply chain, will give us the ability to continuously analyze conditions, identify risks and opportunities, support decisions and enable action across critical mining operations. By combining world-class mining expertise with technology, we believe we can further improve safety, increase recovery and productivity, strengthen reliability and supply chain performance and create a more resilient and disciplined operating model.

Sustainable Growth Through a Robust Brownfield and Greenfield Growth Pipeline

We are actively pursuing short-term and medium-term growth opportunities which are expected to contribute meaningful additional ounces to our base gold production, both within our existing districts and potentially in new districts.

Our growth strategy is centered on five key growth priorities:

(1)	Executing on our significant brownfield growth pipeline

(2)	Optimizing processing capacity and infrastructure

(3)	Developing Fourmile, a generational gold discovery in our Cortez Complex

(4)	Increasing exploration activity to discover new brownfield and greenfield opportunities

(5)	Augmenting our organic growth with strategic transactions

The following table illustrates Nevada Gold Mines’ growth potential for the periods presented below, which represents a 5% compound annual growth rate between 2026 and 2028:

(Moz Au)	2026	2027	2028	Future Growth (2030s)
Illustrative range of annual gold production on a 100% basis(1)	2.30 – 2.56	2.40 – 2.70	2.55 – 2.85	>3.00

(1)	We hold a 61.5% controlling interest in Nevada Gold Mines.

Executing on Our Significant Brownfield Growth Pipeline

Brownfield growth is central to our strategy for sustaining and expanding production. Within the Nevada Gold Mines Complex, we have identified more than 25 high-potential targets, with six that we believe could deliver more than 1 Moz and the remainder in the early stages of brownfield exploration. We prioritize development opportunities that can be supported by existing infrastructure, reducing execution risk and capital requirements, while resulting in lower costs of production. Our track record of success is demonstrated by our ability to consistently replace and grow proven and probable mineral reserves above depletion across our core asset base. Within the Nevada Gold Mines Complex, we continue to focus on mineral resource conversion and expansion near existing operations, with an increased brownfield exploration budget of $70 million in 2026 within the Nevada Gold Mines perimeter, excluding Fourmile.

Within the Cortez Complex, the Goldrush deposit is expected to increase underground production while utilizing Nevada Gold Mines’ existing processing network. At Goldrush Underground, we are advancing key mine infrastructure, including ventilation, paste-backfill and water-management systems, to support higher underground production and ore haulage as the operation ramps up. Goldrush Underground began ramping up in 2024, producing approximately 130 Koz that year, and continued to ramp up through the first half of 2026. Annual production is anticipated to exceed 400 Koz by 2028 on a 100% basis. The Goldrush production ramp is anticipated to be the primary driver of Nevada Gold Mines’ production increase from 2026 to 2027.

Our exploration programs at the Cortez Complex are focused on expanding mineral resources near Goldrush and identifying additional high-grade ore sources that could support increased processing capacity within the district, such as our KB/Crow and Meadow targets, while the trend remains open to the south for further exploration. We anticipate Cortez could grow from 739 Koz in 2025 on a 100% basis to a sustained production rate of more than one million ounces per annum on a 100% basis through these initiatives.

At the Carlin Complex, we are focused on sustaining and growing the complex’s large and long-standing production scale by developing additional underground ore sources and evaluating a potential additional access point at Greater Leeville to increase underground material-handling capacity, with engineering studies commencing in 2026. Our anticipated growth in production from 2027 to 2028 is expected to be primarily driven by the Carlin Complex, where focused drilling at Greater Leeville, Gold Quarry and along the Goldstrike trend is targeting higher-grade mineral resources, and where additional processing capacity could unlock potential incremental feed grading approximately 6 to 7 g/t. Potential new access at Greater Leeville and improved use of processing capacity are expected to support annual production of more than one million ounces on a 100% basis. A comprehensive evaluation of the Mike prospect and its geological potential is planned for 2027. Carlin is expected to remain a more than one million ounce per annum operation on a 100% basis for more than a decade.

At the Turquoise Ridge Complex, key growth opportunities include the Turquoise Ridge Underground and Mega projects, as well as brownfield exploration opportunities such as Fiberline and optimization and open-pit expansion opportunities. We expect these initiatives will grow and maintain production levels above 600 Koz per annum on a 100% basis.

We are also advancing open-pit expansion opportunities across the Nevada Gold Mines Complex. Increased stripping and mine development could bring oxide and heap-leach ore into the production profile earlier, improve the utilization and blending of feed across existing processing facilities, and extend certain key open-pit operating lives beyond 2050.

At Pueblo Viejo, our growth priorities include completing the expansion project and continuing to improve plant throughput and recovery.

Optimizing Processing Capacity and Infrastructure

The Nevada Gold Mines Complex operates the Carlin, Cortez, Turquoise Ridge, and Phoenix mining complexes as an integrated network supported by shared processing facilities and infrastructure. This operating model allows us to coordinate mine sequencing and direct different ore types to the facilities best suited to process them, improving processing utilization, operating flexibility, and the quality of ore feed across the network. In August 2026, Barrick and Newmont signed an agreement modernizing the Nevada Gold Mines joint venture agreement, under which Barrick contributed Fourmile and Newmont contributed the Mike and Fiberline properties to the joint venture. The modernized Nevada Gold Mines joint venture structure has increased alignment for operations and development of future opportunities between the joint venture partners and enhanced our ability to evaluate and advance these complex-wide processing, transportation, and mine-planning initiatives.

We are advancing assessment of the following initiatives to increase processing capacity and improve transportation infrastructure across the Nevada Gold Mines Complex:

Potential Initiative 1: Rail Transportation System

Currently, ore from the Cortez Complex is transported by truck to processing facilities at the Carlin Complex, measuring approximately 61 miles to Gold Quarry and approximately 81 miles to Goldstrike. In 2026, a fleet consisting of approximately 90 to 100 trucks is used to transport approximately three million tons of ore per year from Cortez to Carlin. We are evaluating using rail to transport ore approximately 68 miles from the Cortez Complex to the Carlin Complex’s processing facilities, which would require approximately 56 miles of new track, with the remainder utilizing existing track operated by Union Pacific. This would reduce over-the-road transportation constraints and lower the cost of moving ore between complexes. The potential rail system is expected to unlock transportation capacity of approximately five million tons per year and has the potential to generate up to approximately $70 million of annual cost savings. The rail transportation system is also anticipated to enhance safety in operations and the surrounding communities by reducing the number of trucks on the road.

Potential Initiative 2: New Processing Facility at Cortez

We have commenced evaluating additional processing capacity at the Cortez Complex, including a potential facility to process refractory ore on-site instead of transporting it to the Carlin Complex. On-site processing would reduce handling requirements for ore produced at Cortez and allow additional ore from the Carlin Complex to be processed through the Carlin Complex’s existing facilities.

These initiatives have the potential to increase processing capacity at Cortez, allowing higher-grade material from Fourmile to be processed at the new Cortez facility, while concurrently allowing Carlin’s existing facilities to process additional feed from within the Carlin Complex. We believe the additional capacity could not only support annual production of over three million ounces on a 100% basis at Nevada Gold Mines, but could also make lower-grade refractory ore at Carlin economically viable to process, increasing recoverable ounces from current mines and opening future exploration opportunities. On-site processing at Cortez could also reduce ore transport costs and create broader opportunities for operational cost savings.

Developing Fourmile, a Generational Gold Discovery in Our Cortez Complex

Fourmile is an industry-leading, high-grade, sizable and low-cost gold discovery that is located within Nevada Gold Mines’ Cortez mining complex, adjacent to and a continuous extension of the Goldrush underground deposit. We believe Fourmile is one of the most significant gold discoveries in the last 25 years. Below is a map of Fourmile within the Cortez Complex:

We believe that the contribution of Fourmile to the Nevada Gold Mines joint venture will benefit Fourmile and Nevada Gold Mines through the project’s proximity to existing Nevada Gold Mines infrastructure and enhance the joint venture’s future development, operating synergies, and capital efficiency.

Fourmile combines size and grade in a way we believe is unique in the industry. As of December 31, 2025, Fourmile hosted an indicated mineral resource of 2.6 Moz of gold grading 17.59 g/t and an inferred mineral resource of 13 Moz of gold grading 16.9 g/t, in each case on a 100% basis. Our 2025 mineral resource estimate represents an approximate doubling of the total mineral resource following a dedicated drilling campaign, compared with the December 31, 2024 estimate, which comprised 1.4 Moz of indicated mineral resources grading 11.76 g/t and 6.4 Moz of inferred mineral resources grading 14.1 g/t, each reported on a 100% basis. We also believe Fourmile hosts an incremental exploration target of 30 – 34 Mt @ 15 – 16 g/t. The exploration target does not represent, and should not be construed to be, an estimate of a mineral resource or mineral reserve. Ranges of potential tonnage and grade (or quality) of an exploration target are conceptual in nature; there has been insufficient exploration of the relevant property or properties to estimate a mineral resource; and it is uncertain if further exploration will result in the estimation of a mineral resource.

Fourmile, which was discovered in 2015, represents another significant mineral resource discovery in the Cortez district after Pipeline, Cortez Hills and Goldrush, and brings the total estimated mineral resources of the Cortez Complex to more than 38 Moz of gold (100% basis)(1) when factoring in 15.6 Moz of contained gold at Fourmile, before factoring in any exploration target.

(1)

These figures are estimated on a 100% basis as of December 31, 2025 and are inclusive of reserves. Cortez Complex (excluding Fourmile): measured mineral resources of 2.6 million tonnes grading 1.96 g/t, representing 0.16 million ounces of gold; indicated mineral resources of 228 million tonnes grading 2.42 g/t, representing 17.9 million ounces of gold; and inferred mineral resources of 76 million tonnes grading 2.4 g/t, representing 5.9 million ounces of gold. Fourmile: indicated mineral resources of 4.6 million tonnes grading 17.59 g/t, representing 2.6 million ounces of gold; and inferred mineral resources of 25 million tonnes grading 16.9 g/t, representing 13 million ounces of gold.

(1)

Potential quantities and grades are conceptual in nature, with insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

Fourmile is well positioned to use existing roasters and autoclave facilities within the Carlin Complex, and underground linkages to Goldrush within the Cortez Complex, which should lower capital intensity and speed up its ramp to full production. We view Fourmile’s integration into the Cortez Complex as a highly capital efficient development approach and a core element of our long-term growth strategy.

The full production average annual run rate is 750 to 850 Koz per year on a 100% basis at an AISC of $850 to $950/oz(1) at a long-term gold price assumption of $3,568 per ounce. At those production levels, Fourmile would rank among the top five gold-producing assets globally (on a 100% basis) if the mid-point or upper end of the range of expected annual production is achieved, based on the ranking of global gold assets by 2025 production. We are advancing Fourmile through a disciplined, phased approach, under which capital deployment follows increasing technical confidence.

The estimated AISC is expected to place Fourmile in the bottom quartile of the global gold industry cost curve based on 2029 AISC estimates. Furthermore, given the brownfield nature of the project, Fourmile is anticipated to benefit from its integration into the Cortez Complex, which is expected to result in a far lower capital intensity compared to other North American gold exploration or development projects.

(1)

AISC of $850 to $950/oz increased relative to AISC of $650 to $750/oz in an earlier assessment primarily due to higher royalty costs resulting from the increased gold price assumption (c. $110/oz), and the conversion to a mineral resource-only case, which excludes exploration target. The exploration target comes at a lower capital intensity, with most of the development occurring within the first 10-15 years, and carries lower royalties as it moves outside of the Teck property boundary.

(1)

Capital intensity defined as initial capital expenditures divided by average annual run-rate gold equivalent production. For Fourmile, the midpoint of the full production average annual run rate, inclusive of inferred mineral resources.

(2)	Assumes long-term broker consensus commodity prices as of October 2026; $3,568/oz Au, $4.98/lb Cu, $49.87/oz Ag, and $21.08/lb Mo.
(3)	Assumes midpoint of $850 – 950/oz.

Source: Company filings and reports, S&P Capital IQ, broker research.

The Fourmile initial assessment outlines a conceptual underground mining operation with an indicative project capital estimate of approximately $2.6 billion. We believe that Fourmile has the potential to achieve significant gold production of 750 to 850 Koz per annum at its full production average annual run rate, with an estimated COS/oz of approximately $1,100 to $1,200 and an estimated AISC/oz of approximately $850 to $950 at a long-term gold price assumption of $3,568 per ounce. Estimated all-in sustaining cost figures are inclusive of a net profits interest royalty that will apply to production from certain portions of the Fourmile deposit and provide the royalty holder with a royalty equal to 10% of net profits from the property subject to the royalty until 6 million ounces of gold have been produced and increasing to 15% thereafter, as well as two gross royalties with effective rates of up to approximately 1.2% and approximately 1.3%. Approximately 83% of the mineral resources included in the economic analysis for the case including inferred mineral resources are classified as inferred mineral resources. The assessment is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have modifying factors applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that this economic assessment will be realized. See the Fourmile S-K 1300 Technical Report, which is included as Exhibit 96.3 to the registration statement of which this prospectus forms a part.

The following table summarizes the key results from the Fourmile initial assessment, exclusive of inferred mineral resources (on a 100% basis):

Mineral Resource as of December 31, 2025(a), (b)	Indicated: 4.6 Mt @ 17.6 g/t for 2.6 Moz
(exclusive of inferred mineral resource)

Mine life(a)	>4 years
Tonnes(b), (c)	~1.0 – 1.2 Mtpa
Average annual production(b), (d)	~400 – 500 Koz
Project capital(b)	~$1.7 – 1.8 billion
Cost of sales(b)	~$2,200 – 2,300 per ounce
Life of mine all-in sustaining cost(b)	~$1,300 – 1,400 per ounce

The following table summarizes the key results from the Fourmile initial assessment, inclusive of inferred mineral resources (on a 100% basis):

Mineral Resource as of December 31, 2025(a), (b)	Indicated: 4.6 Mt @ 17.59 g/t for 2.6 Moz
(inclusive of inferred mineral resource)	Inferred: 25 Mt @ 16.9 g/t for 13 Moz

Mine life(a)	>15 years
Tonnes(b), (c)	~2.0 Mtpa
Full production average annual run rate(b), (d)	~750 – 850 Koz
Project capital(b)	~$2.6 billion
Cost of sales(b)	~$1,100 – 1,200 per ounce
Life of mine all-in sustaining cost(b)	~$850 – 950 per ounce

(a)

Approximately 83% of the mineral resources included in the economic analysis for the case including inferred mineral resources are classified as inferred mineral resources. The assessment is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have modifying factors applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that this economic assessment will be realized.

(b)

Fourmile production and economic metrics are based upon the Fourmile initial assessment, using 2025 mineral resources only and October 2026 long term consensus gold price of $3,568/oz. A $1,000/oz increase in gold price impacts AISC by $110/oz. The initial assessment for Fourmile is based upon $2,000/oz mineable stope optimizer. See “—Mineral Reserves and Mineral Resources” and “Properties—Exploration Properties—Fourmile.”

(c)

Tonnes are calculated based on the Fourmile initial assessment, calculated by using the periods where the mine run rates are at or above 80% of annual throughput capacity. This excludes the ramp-up period in each case, and the ramp down period in the inclusive of inferred mineral resource case where resources start to deplete. The average tonnes across all phases from 2033 onwards would be 1.6 Mtpa for the inclusive case and 1.1 Mtpa for the exclusive case.

(d)

Full production average annual run rate is calculated based on the Fourmile initial assessment, calculated by using the periods where the mine run rates are at or above 80% of annual throughput capacity. This excludes the ramp-up period in each case, and the ramp down period in the inclusive of inferred mineral resource case where resources start to deplete. The average annual production across all phases from 2033 onwards would be 630 Koz for the inclusive case and 465 Koz for the exclusive case.

Advanced studies are well underway, incorporating continued drilling, metallurgical test work, geotechnical investigations, mine design and permitting activities. Drilling activities have safely ramped up through the second quarter of 2026, with a total of 18 rigs active on site. Mineral resource conversion drilling remains a key priority in support of the project, while exploration efforts continue to unlock additional value across the project area.

We expect to process first development ore and commence underground drilling from the Goldrush multi-purpose development in 2028, complete advanced studies in 2029, achieve the underground development breakthrough connecting Fourmile to Goldrush in 2030 and ramp up to run-rate production levels by 2034.

Increasing Exploration Activity to Discover New Brownfield and Greenfield Opportunities

We intend to increase our exploration investment and accelerate the systematic evaluation and drill testing of the most prospective opportunities. In addition to advancing brownfield exploration within our existing operations, we have identified three priority geological regions for greenfield exploration, focused on discovering new district-scale mineral systems with the potential to support long-term organic growth.

The Great Basin (United States) is one of the world’s most highly endowed gold regions, hosting some of the most productive gold districts globally. Our exploration strategy extends beyond the Nevada Gold Mines Complex into highly prospective areas across Nevada and Utah. Based on data from the State of Nevada Division of Minerals, we estimate we control, through both Nevada Gold Mines and other wholly-owned or controlled properties, approximately 40% of the total exploration ground in Nevada’s Great Basin district held or controlled by major mining companies, which is more than twice the size of the next largest miner. We believe we have secured the largest strategic land position in U.S. gold exploration. Outside of Nevada Gold Mines, our exploration efforts include several epithermal gold targets in the Walker Lane corridor, where we have secured new district-scale opportunities that are progressing toward drill testing.

The Superior Province (Canada) is another of the world’s most highly endowed gold regions, with significant potential for new discoveries within its extensive Archean greenstone belts. American Barrick has identified multiple potential districts as priority areas, including the Norris, Pen, Relique and Laflamme districts, where early-stage exploration programs are focused on identifying and characterizing large mineral systems and advancing prospective targets toward systematic testing.

The Western Cordillera (United States and Canada) is a highly prospective geological belt hosting numerous world-class mineral systems across established mining districts in British Columbia and the western United States. Our exploration strategy focuses on identifying and securing district-scale opportunities through regional geological evaluation, strategic investments and partnerships.

These jurisdictions are displayed on the map below.

To capitalize on these opportunities, we are accelerating our greenfield exploration activities through increased investment, dedicated technical teams and a systematic approach to identifying, evaluating and systematically advancing high-potential targets. Our exploration team currently includes 60 geologists, and we expect to recruit an additional 10 by year-end 2026, bringing the team to 70 geologists across the most prospective areas in North America. We are dedicating additional resources based on our exploration success and have increased our total exploration budget (excluding Fourmile exploration spend) from $50 million in 2024 to $57 million in 2025 to $105 million in 2026. Inclusive of Fourmile, our exploration spend totaled $89 million in 2024 and $139 million in 2025, with a budget of $260 million for 2026.

Augmenting Our Organic Growth with Strategic Transactions

The offering will establish a standalone public market valuation for our Company and will enhance our ability to participate in potential consolidation in the North American gold sector in the near- and long-term. Any such opportunities would be assessed with a clear strategic objective: to reinforce our position as a pure-play gold mining company focused on North America to enhance long-term stockholder returns.

Reportable Operating Segments

For the six months ended June 30, 2026 and 2025 and for the years ended December 31, 2025, 2024 and 2023, our reportable operating segments consisted of our attributable interest in four individual gold mines, Carlin, Cortez, Turquoise Ridge (all of which form part of the Nevada Gold Mines Complex) and Pueblo Viejo, each of which is held in a joint venture with Newmont and is operated by us. Our remaining operating mines are grouped into an “Other Mines” category and are not reported as a reportable segment, and only supplemental information is disclosed individually. While our senior management team directs our business at a strategic level, mining operations at each of these properties, including exploration, production, sustainability and closure, are managed by senior management teams at the mine level.

For additional details regarding the performance of each operating segment, including a summary of operating and financial data, see the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Performance of Our Reportable Segments.” For additional details regarding the mineral reserves and mineral resources held in each operating segment, see “—Mineral Reserves and Mineral Resources.”

Nevada Gold Mines (61.5% basis)

In connection with the establishment of the Nevada Gold Mines joint venture on July 1, 2019, our Cortez, Goldstrike, Turquoise Ridge and Goldrush properties, and Newmont’s Carlin, Twin Creeks, Phoenix, Long Canyon (which transitioned to care and maintenance at the end of 2023) and Lone Tree (which was divested in 2021 as part of an asset exchange agreement with i-80 Gold Corp.) properties were contributed to the joint venture. We are the operator of the Nevada Gold Mines Complex.

We hold a 61.5% controlling interest in Nevada Gold Mines and Newmont holds the remaining 38.5%. Under the terms of the NGM JV Agreement, management and control of Nevada Gold Mines are vested in a board of managers, which currently consists of five members (and five alternates), three of whom were appointed by Barrick and two of whom were appointed by Newmont, with advisory committees (including a technical committee, finance committee and exploration committee) comprised of representatives from both parties. Outside of certain prescribed matters, decisions of the board of managers are determined by majority vote, with the managers appointed by each company having voting power in proportion to such company’s economic interests in Nevada Gold Mines. Certain matters require the unanimous approval of the board of managers, and the appointment or removal of the general manager of Nevada Gold Mines requires Newmont’s consent. Newmont is also entitled to designate a technical officer who serves in an executive management role at Nevada Gold Mines. Following the completion of this offering, we will be paid an annual management fee of $25 million in monthly installments by the Nevada Gold Mines joint venture.

Nevada Gold Mines produced 1,591 thousand ounces of gold at cost of sales applicable to gold production of $1,727 per ounce, all-in sustaining costs of $1,665 per ounce and total cash costs of $1,372 per ounce in 2025, compared to 1,650 thousand ounces of gold at cost of sales applicable to gold production of $1,545 per ounce, all-in sustaining costs of $1,583 per ounce and total cash costs of $1,244 per ounce in 2024, and 1,865 thousand ounces of gold at cost of sales applicable to gold production of $1,394 per ounce, all-in sustaining costs of $1,419 per ounce and total cash costs of $1,104 per ounce in 2023. For 2023, the Nevada Gold Mines total includes Long Canyon, which transitioned to care and maintenance at the end of 2023. During the six months ended June 30, 2026, Nevada Gold Mines produced 758 thousand ounces of gold at cost of sales applicable to gold production of $1,910 per ounce, all-in sustaining costs of $1,822 per ounce, and total cash costs of $1,534 per ounce, compared to 723 thousand ounces of gold at cost of sales applicable to gold production of $1,783 per ounce, all-in sustaining costs of $1,838 per ounce and total cash costs of $1,458 per ounce in the six months ended June 30, 2025. These numbers represent our 61.5% controlling interest in Carlin (including Goldstrike and South Arturo), Cortez (including Goldrush), Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon.

Carlin

Our 61.5% controlling interest in Carlin produced 687 thousand ounces of gold at cost of sales applicable to gold production of $1,925 per ounce, all-in sustaining costs of $1,952 per ounce and total cash costs of $1,540 per ounce in 2025, compared to 775 thousand ounces of gold at cost of sales applicable to gold production of $1,564 per ounce, all-in sustaining costs of $1,786 per ounce and total cash costs of $1,301 per ounce in 2024, and 868 thousand ounces of gold at cost of sales applicable to gold production of $1,373 per ounce, all-in sustaining costs of $1,544 per ounce and total cash costs of $1,153 per ounce in 2023. During the six months ended June 30, 2026, Carlin produced 345 thousand ounces of gold at cost of sales applicable to gold production of $2,083 per ounce, all-in sustaining costs of $2,002 per ounce, and total cash costs of $1,666 per ounce, compared to 315 thousand ounces of gold at cost of sales applicable to gold production of $1,978 per ounce, all-in sustaining costs of $2,221 per ounce and total cash costs of $1,652 per ounce in the six months ended June 30, 2025. The amounts presented represent our 61.5% controlling interest in Carlin (including Nevada Gold Mines’ 100% interest in South Arturo). For more information, see the section of this prospectus entitled “Properties—Production Properties—Nevada Gold Mines Complex—Carlin Complex.”

Cortez

Our 61.5% controlling interest in Cortez produced 454 thousand ounces of gold at cost of sales applicable to gold production of $1,768 per ounce, all-in sustaining costs of $1,609 per ounce and total cash costs of $1,434 per ounce in 2025, compared to 444 thousand ounces of gold at cost of sales applicable to gold production of $1,594 per ounce, all-in sustaining costs of $1,429 per ounce and total cash costs of $1,278 per ounce in 2024, and 549 thousand ounces of gold at cost of sales applicable to gold production of $1,452 per ounce, all-in sustaining costs of $1,365 per ounce and total cash costs of $1,099 per ounce in 2023. During the six months ended June 30, 2026, Cortez produced 193 thousand ounces of gold at cost of sales applicable to gold production of $2,218 per ounce, all-in sustaining costs of $2,080 per ounce, and total cash costs of $1,831 per ounce, compared to 200 thousand ounces of gold at cost of sales applicable to gold production of $1,813 per ounce, all-in sustaining costs of $1,713 per ounce and total cash costs of $1,497 per ounce in the six months ended June 30, 2025. The amounts presented represent our 61.5% controlling interest in Cortez. For more information, see the section of this prospectus entitled “Properties—Production Properties—Nevada Gold Mines Complex—Cortez Complex.”

Turquoise Ridge

Our 61.5% controlling interest in Turquoise Ridge produced 341 thousand ounces of gold at cost of sales applicable to gold production of $1,539 per ounce, all-in sustaining costs of $1,353 per ounce and total cash costs of $1,174 per ounce in 2025, compared to 304 thousand ounces of gold at cost of sales applicable to gold production of $1,669 per ounce, all-in sustaining costs of $1,457 per ounce, and total cash costs of $1,239 per ounce in 2024, and 316 thousand ounces of gold at cost of sales applicable to gold production of $1,397 per ounce, all-in sustaining costs of $1,224 per ounce and total cash costs of $1,016 per ounce in 2023. During the six months ended June 30, 2026, Turquoise Ridge produced 171 thousand ounces of gold at cost of sales applicable to gold production of $1,508 per ounce, all-in sustaining costs of $1,377 per ounce, and total cash costs of $1,192 per ounce, compared to 150 thousand ounces of gold at cost of sales applicable to gold production of $1,679 per ounce, all-in sustaining costs of $1,508 per ounce and total cash costs of $1,304 per ounce in the six months ended June 30, 2025. The amounts presented represent our 61.5% controlling interest in Turquoise Ridge. For more information, see the section of this prospectus entitled “Properties—Production Properties—Nevada Gold Mines Complex—Turquoise Ridge Complex.”

Other Mines – Nevada Gold Mines

Our 61.5% controlling interest in Phoenix produced 109 thousand ounces of gold at cost of sales applicable to gold production of $873 per ounce, all-in sustaining costs of $914 per ounce and total cash costs of $653 per ounce in 2025, compared to 127 thousand ounces of gold at cost of sales applicable to gold production of $961 per ounce, all-in sustaining costs of $1,048 per ounce and total cash costs of $783 per ounce in 2024, and 123 thousand ounces of gold at cost of sales applicable to gold production of $1,199 per ounce, all-in sustaining costs of $1,177 per ounce and total cash costs of $983 per ounce (in addition, in 2023, our 61.5% controlling interest in Long Canyon produced 9 thousand ounces of gold at cost of sales applicable to gold production of $2,252 per ounce, all-in sustaining costs of $1,177 per ounce and total cash costs of $1,112 per ounce). During the six months ended June 30, 2026, Phoenix produced 49 thousand ounces of gold, as well as copper by-product credits, at cost of sales applicable to gold production of $913 per ounce, all-in sustaining costs of $940 per ounce, and total cash costs of $663 per ounce, compared to 58 thousand ounces of gold at cost of sales applicable to gold production of $871 per ounce, all-in sustaining costs of $973 per ounce and total cash costs of $663 per ounce in the six months ended June 30, 2025. The amounts presented represent our 61.5% controlling interest in Phoenix and Long Canyon. Long Canyon transitioned to care and maintenance at the end of 2023.

Pueblo Viejo (60% basis)

Pueblo Viejo is a producing open pit gold mine located near Cotuí in the Sánchez Ramírez province of the Dominican Republic. The mine achieved first production in 2012 and completed ramp-up to full design capacity in 2014. We hold a 60% controlling interest in Pueblo Viejo and Newmont holds the remaining 40%. We are the operator of the Pueblo Viejo mine and serve as manager with overall management responsibility for operations.

Our 60% controlling interest in the Pueblo Viejo mine produced 379 thousand ounces of gold at cost of sales applicable to gold production of $1,494 per ounce, all-in sustaining costs of $1,418 per ounce and total cash costs of $1,076 per ounce in 2025, compared to 352 thousand ounces of gold at cost of sales applicable to gold production of $1,453 per ounce, all-in sustaining costs of $1,335 per ounce and total cash costs of $1,045 per ounce in 2024, and 335 thousand ounces of gold at cost of sales applicable to gold production of $1,304 per ounce, all-in sustaining costs of $1,246 per ounce and total cash costs of $925 per ounce in 2023. During the six months ended June 30, 2026, Pueblo Viejo produced 193 thousand ounces of gold at cost of sales applicable to gold production of $1,507 per ounce, all-in sustaining costs of $1,358 per ounce, and total cash costs of $1,080 per ounce, compared to 169 thousand ounces of gold at cost of sales applicable to gold production of $1,688 per ounce, all-in sustaining costs of $1,600 per ounce and total cash costs of $1,221 per ounce in the six months ended June 30, 2025. The amounts presented represent our 60% controlling interest in Pueblo Viejo. For more information, see the section of this prospectus entitled “Properties—Production Properties—Pueblo Viejo Mine.”

Management and control of Pueblo Viejo are vested in a five-member holding company board, three of whom were appointed by Barrick and two by Newmont, with advisory committees (including a technical committee and finance committee) comprised of representatives from both parties. Except for certain reserved matters requiring unanimous approval, decisions of the board are approved by majority vote of directors present at a meeting at which a quorum is present. Barrick receives from Newmont, our joint venture partner at Pueblo Viejo, two fees for acting as manager under a manager compensation agreement: a fee equal to 0.4% of allowable costs and an additional fee equal to 0.75% of capital expenditures plus 0.9375% of operating expenditures. These fees are invoiced monthly and totaled approximately $14 million in 2025.

In November 2020, Barrick and Newmont entered into an agreement with the Pueblo Viejo joint venture to provide funding for the expansion of Pueblo Viejo’s operations of up to $1.3 billion ($780 million attributable to Barrick’s 60% ownership interest) through a loan facility bearing interest at 95% of the 6-month SOFR plus 4.25% compounded semi-annually in arrears on February 28 and August 31 of each year (“PV Loan Facility”). The PV Loan Facility was provided in two tranches of $800 million and $500 million, with unused proceeds under the first tranche being available for use under the second tranche. The tranches mature on February 28, 2032 and February 28, 2035, respectively. In October 2024, Barrick and Newmont agreed to provide additional funding of up to $800 million ($480 million attributable to Barrick’s 60% ownership interest) through an additional loan facility bearing interest at the 6-month SOFR plus 3.81% compounded semi-annually in arrears on February 15 and August 15 of each year and maturing on February 15, 2039. Under the terms of the respective agreements, Barrick and Newmont provide funding based on their respective proportionate ownership interest in Pueblo Viejo. As of June 30, 2026, the Pueblo Viejo joint venture had outstanding loans payable to Barrick and Newmont of $721 million and $481 million, respectively. In connection with the Separation, Barrick will assign its rights and obligations under both facilities to us. See note 20 to the annual carve-out financial statements included elsewhere in this prospectus for more information.

In August 2015, Barrick entered into a gold and silver streaming agreement with Royal Gold for production linked to Barrick’s 60% controlling interest in the Pueblo Viejo mine. Royal Gold made an upfront cash payment of $610 million and will continue to make cash payments for gold and silver delivered under the agreement. The $610 million upfront payment is not repayable and Barrick is obligated to deliver gold and silver based on Pueblo Viejo’s production. We have accounted for the upfront payment as deferred revenue and will recognize it in earnings, along with the ongoing cash payments, as the gold and silver are delivered to Royal Gold. We will also record accretion expense on the deferred revenue balance as the time value of the upfront deposit represents a significant financing component of the transaction.

Under the terms of the agreement, we will sell gold and silver to Royal Gold equivalent to:

•

7.5% of our interest in the gold produced at Pueblo Viejo until 990,000 ounces of gold have been delivered, and 3.75% thereafter for the life of the mine. As of June 30, 2026, approximately 411,000 ounces of gold have been delivered.

•

75% of our interest in the silver produced at Pueblo Viejo until 50 million ounces have been delivered, and 37.5% thereafter. Silver will be delivered based on a fixed recovery rate of 70%. Silver attributable to our interest produced above this recovery rate is not subject to the stream. As of June 30, 2026, approximately 14 million ounces of silver have been delivered.

We will receive ongoing cash payments from Royal Gold equivalent to 30% of the prevailing spot prices for the first 550,000 ounces of gold and 23.1 million ounces of silver delivered. Thereafter, once each such threshold is met, the price to be paid by Royal Gold for that metal will double to 60% of prevailing spot prices for each subsequent ounce of gold and silver delivered. Ongoing cash payments to us are tied to prevailing spot prices rather than fixed in advance, maintaining exposure to higher gold and silver prices in the future. See note 19 to the annual carve-out financial statements included elsewhere in this prospectus for more information.

Exploration Properties

For more information about our exploration properties including Fourmile, see “Properties—Exploration Properties.”

Marketing and Distribution

Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Benchmark prices are generally based on the London gold market quotations. Gold bullion is held as an asset class for a variety of reasons, including as a store of value and a safeguard against the collapse of assets such as stocks, bonds and other financial instruments that are traded in fiat currencies not exchangeable into gold (at a fixed rate) under a “gold standard,” as a hedge against future inflation and for portfolio diversification. Governments, central banks and other official institutions hold significant quantities of gold as a component of their exchange reserves. For the year ended December 31, 2025, three customers individually accounted for more than 10% of our total revenue, representing approximately 38%, 12% and 10% of total revenue, respectively. However, because gold can be sold through numerous gold market traders worldwide, including a large number of financial institutions, we are not economically dependent on a limited number of customers for the sale of our product.

During 2025, and continuing into the first half of 2026, the gold price rose strongly, reaching all-time high nominal and average prices, as inflation pressures eased, benchmark interest rates were cut, and the trade-

weighted U.S. dollar weakened while the global economic outlook remained uncertain and geopolitical conflicts persisted, underscoring gold’s role as a safe haven investment and store of value. Subsequent to year-end, gold prices traded to new all-time highs amid continuing geopolitical uncertainty, before falling moderately in the second quarter of 2026, driven primarily by continuing economic and geopolitical uncertainty, in particular the conflict in the Middle East.

Our gold is refined to market delivery standards by several refiners throughout the world. The gold is sold to various gold bullion dealers or to refiners at market prices. Certain of our operations also produce gold concentrate, which is sold to various smelters. We believe that, because of the availability of alternative smelters or refiners, no material adverse effect would result if we lost the services of any of the smelters or refiners that we currently utilize.

Product fabrication and bullion investment are two principal sources of gold demand. The introduction of more readily accessible and liquid gold investment vehicles has further facilitated investment in gold. Within the fabrication category, there are a wide variety of end uses, the largest of which is the manufacture of jewelry. Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Employees and Labor Relations

As of December 31, 2025, excluding contractors, we employed approximately 10,500 employees, including employees at operations jointly owned and operated by us and approximately 5,500 contractors, substantially all of which employees and contractors are employed or contracted work in the United States, the Dominican Republic and Canada. The number of employees represented by a labor union or covered by collective bargaining agreements at our operations is approximately 3,200.

Specialized knowledge and experience are required of employees in the mining industry. We have the necessary skilled employees and/or contractors to conduct our operations. Certain of our mines may be adversely impacted if increased demands from our employees lead to work stoppages or we are unable to retain a sufficient number of qualified employees for such operations.

Competition

We compete with other mining and exploration companies in connection with the acquisition of mining claims and leases and in connection with the recruitment and retention of highly skilled and experienced employees.

There is significant competition for mining claims and leases and, as a result, we may be unable to acquire attractive assets on terms we consider acceptable.

Sustainability

Our sustainability strategy is our business plan. Although we take an integrated and holistic approach to our sustainability management, we discuss our sustainability strategy within four overarching pillars: (1) respecting human rights; (2) protecting the health and safety of our people and local communities; (3) sharing the benefits of our operations; and (4) managing our impacts on the environment.

The bedrock of our sustainability strategy is strong governance. Following the completion of this offering, our board of directors expects to oversee environmental, health, safety and sustainability matters through its environmental, social, governance & nominating committee. We intend to establish a management-level environmental and social oversight committee (the “E&S Committee”) to connect site-level ownership of the sustainability strategy with senior management. The E&S Committee will be chaired by our President and Chief

Executive Officer and will include senior operations, site leadership, health, safety and environment and sustainability personnel, with final membership to be approved by our board of directors. The E&S Committee will meet quarterly to review our performance across a range of key performance indicators. The quarterly E&S Committee meetings will be supplemented by weekly meetings between the regional sustainability leads and the sustainability executive to examine sustainability-related risks and opportunities impacting our business and operations in real time.

Following the completion of this offering, the President and Chief Executive Officer will report to the board’s environmental, social, governance & nominating committee on sustainability matters at least quarterly to support implementation of our sustainability policies and the performance of our environmental, health and safety, community relations and human rights programs. The environmental, social, governance & nominating committee will be responsible for overseeing our policies, programs and performance relating to sustainability and the environment, including climate change. The audit & risk committee will also assist the board of directors in overseeing our management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks, including climate change.

We intend to align our programs with the Mining Principles of the International Council on Mining and Metals and the World Gold Council’s Responsible Gold Mining Principles and to obtain independent assurance of our conformance following the completion of this offering. We support industry initiatives to streamline and consolidate sustainability standards in the mining sector. Each pillar of our sustainability strategy is described below.

Respecting Human Rights

We have zero tolerance for human rights violations wherever we operate. Our commitment to respecting human rights is codified in our Human Rights Policy and informed by the expectations of the UN Guiding Principles on Business and Human Rights, the Organization for Economic Cooperation and Development Guidelines for Multinational Enterprises and the Voluntary Principles on Security and Human Rights. Our commitment to respecting human rights is fulfilled on the ground via our Human Rights Program, the fundamental principles of which include: due diligence; risk identification and management; monitoring and reporting; training; and, where appropriate, disciplinary action and remedy. We also expect the same standards from our suppliers, and our Supplier Code of Ethics incorporates human rights provisions.

We will submit and publish annual reports to the Voluntary Principles Initiative. We comply with applicable modern slavery reporting obligations in the jurisdictions in which we operate.

Health & Safety

We are committed to the safety, health and well-being of our people, their families and the communities in which we operate, consistent with our vision for everyone to go home safe and healthy every day. Our minesites are certified to ISO 45001 standards and our approach to health and safety is set out in a series of standards, policy guidelines, operating procedures and systems that are regularly reviewed and assured. Our “Journey to Zero” roadmap, developed in 2022 while we were part of Barrick, continues to be implemented at our operations. We appreciate that more work is required to achieve our goal of zero harm, including prioritizing safe operating expectations as part of onboarding and ongoing interaction, not just with our own operated sites but also with our contractors and business partners.

Our safety performance is reported weekly to senior management and quarterly to the E&S Committee and the board of directors. Our frequency rates were at an all-time low in 2025. Statistics for 2025 show a 37% improvement in our Total Recordable Injury Frequency Rate (“TRIFR”) (1.03) compared to 2024. Our Lost Time Injury Frequency Rate (“LTIFR”) was 0.11 and dropped by 59% compared to 2024 and by 76% compared to 2023. For the six months ended June 30, 2026, our TRIFR was 1.82 and our LTIFR was 0.22, compared to a

TRIFR of 0.68 and an LTIFR of 0.10 for the six months ended June 30, 2025. The increase in our TRIFR was primarily due to a higher number of recordable injuries among our contractor workforce. The following table sets forth safety and environmental data for Carlin, Cortez, Turquoise Ridge and Pueblo Viejo for the periods presented:

	For the six months ended June 30,		For the year ended December 31,
	2026	2025	2025	2024	2023
Carlin
LTI	2	—	1	3	7
LTIFR(a)	0.42	—	0.10	0.30	0.77
TRIFR(b)	2.08	1.22	1.66	2.33	2.09
Class 1 environmental incidents(c)	—	—	—	—	—
Cortez
LTI	1	—	1	1	3
LTIFR(a)	0.45	—	0.22	0.23	0.70
TRIFR(b)	2.27	0.44	2.21	1.6	1.64
Class 1 environmental incidents(c)	—	—	—	—	—
Turquoise Ridge
LTI	—	1	1	3	5
LTIFR(a)	—	0.73	0.37	1.05	1.99
TRIFR(b)	3.58	1.47	1.12	3.5	3.98
Class 1 environmental incidents(c)	—	—	—	—	—
Pueblo Viejo
LTI	—	1	1	1	—
LTIFR(a)	—	0.11	0.06	0.07	0.00
TRIFR(b)	0.64	0.23	0.29	0.54	0.82
Class 1 environmental incidents(c)	—	—	—	—	—

(a)	LTIFR is calculated as the number of lost time injuries multiplied by 1,000,000 hours, divided by the total number of hours worked.
(b)

TRIFR is calculated as the number of reportable injuries (including fatalities, lost time injuries, restricted duty injuries, and medically treated injuries) multiplied by 1,000,000 hours, divided by the total number of hours worked.

(c)

A Class 1 environmental incident is defined as a high-significance incident that causes significant negative impacts on human health or the environment, or that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock, or wildlife.

Regrettably, we experienced one fatality at Nevada Gold Mines in 2025. Our focus remains on implementing the Fatal Risk Management program, entailing Fatal Risk standards, operational standards and critical controls. The Critical Control Verifications roll out and adoption has been successful in the field, with our focus now shifting to quality of interactions. There were no fatalities in the first half of 2026.

We are committed to ensuring all of our operated or controlled TSFs meet global best practices for safety and are subject to our Tailings Management Standard (the “Standard”), which requires that we locate, design, build, operate and close our TSFs in compliance with all applicable laws and regulations and in conformance with the Global Industry Standard on Tailings Management (“GISTM”), which we were actively involved in developing. Our TSFs are carefully engineered and regularly inspected, particularly those in regions with high rainfall and seismic activities. The Standard also establishes minimum geotechnical, hydrological, hydrogeological and environmental criteria for our TSFs. Our operated joint ventures and affiliated companies also follow the Standard.

We have disclosed our conformance with the GISTM for all of our TSFs. We have also worked diligently toward bringing inactive TSFs into safe closure on a priority basis.

Sharing the Benefits

Our overarching Sustainable Development Policy and Social Performance Policy set out our commitment to social and economic development. We recognize that the taxes, royalties and dividends we pay help to fund vital services and infrastructure. Our comprehensive tax policy covers governance, tax risk management, tax planning principles, compliance and relations with tax authorities, as well as transparency and disclosure. We will report all government and tax payments. We will also publish annual tax contribution reports detailing our economic contributions to host governments.

Among other initiatives, we prioritize local hiring, which is one of our largest social and economic contributions to our host countries and local communities. This is augmented by prioritizing the purchase of goods and services from local communities and in the countries in which we operate. In addition, we invest in community-led development initiatives and have established community development committees (“CDCs”) at every operating site. Each CDC is comprised of elected local leaders and community members who allocate a community investment budget to projects needed and desired by local stakeholders.

Environment

Our mining, exploration and development activities are subject to various levels of federal, provincial or state, and local laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties.

Being responsible stewards of the environment by applying the highest standards of environmental management can deliver significant cost savings to our business, reduce future liabilities and help build stronger stakeholder relationships. We have a policy of conducting environmental and closure reviews of our business activities on a regular and scheduled basis to evaluate compliance with applicable laws and regulations, permit and license requirements, company policies and management standards including guidelines and procedures, and adopted codes of practice.

Our investment in environmental management systems (“EMS”) is aimed at identifying and implementing controls appropriate to environmental risks identified at each site. The EMS at each site is reviewed annually, and the site general manager and environmental managers are responsible for the implementation and execution of the EMS. Water use, incident prevention and management, tailings management, climate change and biodiversity are key areas of focus. Our operating facilities have been designed to avoid, prevent and then mitigate environmental impacts and our staff work to continually improve our environmental management programs.

Our policies and standards conform to international and industry standards. All minesites are certified to the ISO 14001:2015 standards.

Each of our mines has a closure plan that is regularly reviewed. We have estimated future site reclamation and closure obligations, which we believe will meet current regulatory requirements. In addition, see the section of this prospectus entitled “Properties” for details regarding specific environmental matters applicable to each property described therein.

Climate Resilience

Our climate change strategy has three pillars: (1) identify, understand and mitigate the risks associated with climate change; (2) measure and reduce our GHG emissions across our operations and value chain; and (3) improve our disclosure on climate change. We continue to take steps to identify and manage risks and build resilience to climate change, as well as to position ourselves for new opportunities.

Following the consummation of this offering, our environmental, social, governance & nominating committee will be responsible for overseeing our policies, programs and performance relating to sustainability and the environment, including climate change. The audit & risk committee will assist the board of directors in overseeing our management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. Climate change will be built into our formal risk management process, outputs of which will be regularly reviewed by the audit & risk committee.

Water

Managing and using water responsibly is a critical part of our sustainability strategy. Our aim is to deliver enough water for the effective operation of our mines, while at the same time protecting the quality and quantity of water available to host communities and other users in our watersheds. This commitment to responsible water use is codified in our Environmental Policy and standalone Water Policy, which together require us to minimize our use of water, control and manage our impact on water quality, and engage with stakeholders, including local communities, to maintain sustainable management of water resources for the benefit of all users.

Each mine has its own site-specific water management plan and water risks are included in each mine’s operational risk register, which are then aggregated and incorporated into our risk register. We also have various programs to re-use and conserve water.

Biodiversity

We work to proactively manage our impact on biodiversity and strive to protect the ecosystems in which we operate. Wherever possible, we aim to achieve a net-neutral biodiversity impact, particularly for ecologically sensitive environments.

We have developed Biodiversity Action Plans for all minesites and have made progress in developing conservation and offset projects, including in Nevada and the Dominican Republic.

Operations in Emerging Markets: Corporate Governance and Internal Controls

We conduct or participate in mining, exploration and other activities through joint ventures and subsidiaries primarily in the United States and in the Dominican Republic, which is an emerging market. Our parent company Barrick has a long history of successfully operating in the Dominican Republic and our operations in the Dominican Republic will continue under the same experienced local team. We have organizational and governance structures and protocols in place to manage the regulatory, legal, linguistic and cultural challenges and risks associated with our Dominican Republic operations. For a detailed discussion of the risks associated with operating in emerging markets, see “Risk Factors—Risks Related to Our Business—Mining investments in foreign countries are subject to additional risks and uncertainties.”

We hold our Pueblo Viejo operations through joint venture entities which are locally incorporated or established for the purposes of compliance with local law. These joint venture entities are in turn held through holding companies incorporated in jurisdictions with well-developed and reliable legal and taxation systems. Such holding companies may: (i) facilitate internal company reorganizations of group companies; (ii) facilitate project financing and commercial transactions, such as the creation of joint ventures; and (iii) in some cases, facilitate dispute resolution processes. We have designed a system of corporate governance, internal control over financial reporting and disclosure controls and procedures that apply to us and our consolidated subsidiaries and joint ventures. These systems, which are coordinated by our senior management and overseen by our board of directors, are designed to monitor the activities at, and receive timely reports from, our joint ventures and subsidiaries. Operating in emerging markets exposes us to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions such as the United States or Canada.

Board and Management Experience and Oversight

Our board of directors includes international business leaders and mining industry professionals with expertise and experience working or running businesses in emerging markets, including in the resource, banking, legal and business sectors in the Dominican Republic and a wide variety of other jurisdictions. Through their collective professional expertise, the board of directors has considerable knowledge of the mining sector globally and international business more broadly. The board of directors, through its corporate governance practices, will regularly receive management and technical updates, risk assessments and progress reports in connection with our emerging market operations, and is designed to maintain effective oversight of our business and operations. Members of our board of directors and senior officers reside in or regularly visit our operations in the Dominican Republic, providing our directors and officers with the opportunity to familiarize themselves first-hand with our operations and the specific risks and challenges associated with operating in the Dominican Republic. Through these updates, assessments and reports, together with focused director education sessions, the board of directors gains familiarity with the operations, laws and risks associated with all aspects of our operations. Further, the board of directors has access to senior management who work directly with local management and who in turn are familiar with the local laws, business culture and standard practices, and have local language proficiency. Our team in the Dominican Republic is experienced in working in the local jurisdiction and in dealing with government authorities and have experience and knowledge of the local banking systems and treasury requirements.

Local Presence

We contribute to social and economic development in the Dominican Republic by, among other things, hiring local employees and investing in community health, education and economic development programs. Working with local employees helps to build trust and develop relationships with local leaders and governments. We are committed to developing the skills required to integrate our business activities into the communities in which we operate, and draw on the experience and expertise of our local employees and professional advisors (including local legal counsel) to help navigate the regulatory, cultural and legal landscape. In addition, management at Pueblo Viejo is fluent in Spanish, the primary language used in the Dominican Republic, and is also proficient in English, enabling them to communicate with local employees, regulators and governments in the local language, and to report to our senior management in English. Our preference for employing nationals in the Dominican Republic, rather than expatriates, means that we are less dependent upon a workforce traveling to a site on a regular basis from other parts of the globe. We strive to deliver long-term benefits to our host countries and communities through open and ongoing stakeholder engagement and a commitment to genuine partnership.

Internal Control and Cash Management Practices

We maintain internal control over financial reporting with respect to our operations, including in emerging markets, by taking various measures and consistently applying them across our operations. Pursuant to the requirements of the U.S. Sarbanes-Oxley Act of 2002, we assess the design and operation of key internal controls over financial reporting on an annual basis at a minimum, following a risk-based approach. The working papers of the tests performed at each of our locations are reviewed at the corporate office. The control standards utilized in the Dominican Republic do not materially differ from those employed at our other operations. Differences in banking systems and controls between the United States and the Dominican Republic are addressed by having stringent controls over cash kept in the jurisdiction, especially with respect to access to cash and cash disbursements, establishing appropriate authorization levels, segregating duties in respect of the payments process, and performing and reviewing bank reconciliations on at least a monthly basis. We have also established practices, protocols and routines for the management and distribution of cash through our foreign subsidiaries in accordance with all applicable local laws and applicable exchange controls.

Patents, Licenses or Third-Party Contracts

Other than operating licenses for our mining and processing facilities, there are no third-party patents, operating licenses or franchises material to our business.

Regulatory Matters

Our mining, processing, development and exploration activities in the United States and the Dominican Republic are subject to extensive government regulation, which is supplemented and revised from time to time. These laws and regulations govern, among other things, access to land and mineral tenure, the development and operation of our mines and processing facilities, the use and discharge of water, air emissions, the management of tailings and waste, the use of hazardous substances, worker health and safety, reclamation and mine closure, and the taxes and fiscal terms applicable to our operations. The principal regulatory bodies whose actions could have a material effect on our business, and the matters they regulate, are described below. We cannot predict what legislation or revisions may be adopted or how they will be applied, and compliance with these requirements, and changes to them, can require significant capital and operating expenditures and can delay, restrict or prevent our operations and development.

In the United States, mining and exploration on the federal lands on which the Nevada Gold Mines Complex and the Fourmile project are located are administered by the U.S. Bureau of Land Management (and, on National Forest System lands, by the U.S. Forest Service), which approve plans of operations, conduct environmental review under the National Environmental Policy Act of 1970, as amended, and impose land-use restrictions that can condition or delay development, including the proposed Fourmile exploration decline. The U.S. Mine Safety and Health Administration enforces mine health and safety. The U.S. Environmental Protection Agency administers federal environmental laws, many of them delegated to the Nevada Division of Environmental Protection, which issues our environmental and reclamation permits and, together with the U.S. Bureau of Land Management, holds the financial assurance we provide for reclamation. The Nevada Division of Water Resources administers the water rights on which our operations depend, and the State of Nevada imposes a net proceeds of minerals tax and a mining excise tax on our production. See “Risk Factors” and “Properties—Production Properties—Nevada Gold Mines Complex.”

In the Dominican Republic, our right to operate the Pueblo Viejo mine, and the fiscal terms applicable to it (including a periodically reset minimum tax), are governed by the SLA with the Government of the Dominican Republic and administered through the Ministry of Energy and Mines. The Ministry of Environment and Natural Resources administers environmental licensing, including the license and permits required for the new Naranjo TSF, and the Instituto Nacional de Recursos Hidráulicos approves the related water-management structures. Certain permits for the Naranjo TSF remain to be obtained, and its environmental license is the subject of pending constitutional (“amparo”) proceedings. See “Risk Factors,” “Properties—Production Properties—Pueblo Viejo Mine” and “—Legal Proceedings.”

Our business is also subject to extensive tax laws and regulations in the jurisdictions in which we operate. Changes in tax laws, regulations or administrative practices, including shifts in tax policy, tax base or tax rates, could materially affect our financial position and results of operations. See “Risk Factors.”

Legal Proceedings

We are subject to litigation from time to time in the ordinary course of business. Other than as disclosed under note 8 to the condensed interim carve-out financial statements and note 22 to the annual carve-out financial statements, we are not currently involved in any legal proceedings, which, either individually or in the aggregate, are expected to have a material adverse effect on our business or financial position.

Mineral Reserves and Mineral Resources

Proven and Probable Mineral Reserves

A “mineral reserve” is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

A “proven mineral reserve” is the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.

A “probable mineral reserve” is the economically mineable part of an indicated and, in some cases, a measured mineral resource.

Mineral reserves can be demonstrated by at least a preliminary feasibility study.

A “preliminary feasibility study” (or “pre-feasibility study”) is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a qualified person has determined (in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing and an effective plan to sell the product. A pre-feasibility study includes a financial analysis based on reasonable assumptions, based on appropriate testing, about the modifying factors and the evaluation of any other relevant factors that are sufficient for a qualified person to determine if all or part of the indicated and measured mineral resources may be converted to mineral reserves at the time of reporting. The financial analysis must have the level of detail necessary to demonstrate, at the time of reporting, that extraction is economically viable. A pre-feasibility study is less comprehensive and results in a lower confidence level than a feasibility study. A pre-feasibility study is more comprehensive and results in a higher confidence level than an initial assessment.

The following tables detail proven and probable mineral reserves reflecting only those mineral reserves attributable to our ownership or economic interest as of December 31, 2025.

Gold Mineral Reserves(1), (2), (3), (4), (10), (12), (13), (14)

As of December 31, 2025	PROVEN(8)				PROBABLE(8)			TOTAL(8)
Based on attributable ounces	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)
NGM open pit (61.5%)	—	—	—	210	1.02	6.8	210	1.02	6.8
NGM underground (61.5%)	6.6	11.67	2.5	61	7.93	15	67	8.30	18
NGM stockpiles (61.5%)	11	1.29	0.45	33	2.35	2.5	44	2.09	3.0
NGM (61.5%) total(a)	17	5.24	2.9	300	2.54	25	320	2.69	28
Pueblo Viejo surface (60%)	54	2.22	3.8	130	1.99	8.5	190	2.06	12

Total	71	2.96	6.7	430	2.37	33	510	2.46	40

(a)	NGM total consists of the following:

As of December 31, 2025	PROVEN(8)			PROBABLE(8)			TOTAL(8)
Based on attributable ounces	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)
Carlin surface	5.0	1.56	0.25	52	2.32	3.9	57	2.25	4.1
Carlin underground	—	—	—	18	8.15	4.7	18	8.15	4.7
Carlin (61.5%) total	5.0	1.56	0.25	70	3.81	8.6	75	3.66	8.8
Cortez surface	1.6	1.96	0.099	60	0.92	1.8	62	0.95	1.9
Cortez underground	—	—	—	28	6.67	6.0	28	6.67	6.0
Cortez (61.5%) total	1.6	1.96	0.099	88	2.76	7.8	90	2.75	7.9
Phoenix surface (61.5%)	4.2	0.71	0.097	110	0.57	1.9	110	0.58	2.0
Turquoise Ridge surface	—	—	—	25	2.20	1.7	25	2.20	1.7
Turquoise Ridge underground	6.6	11.67	2.5	14	10.09	4.7	21	10.59	7.2
Turquoise Ridge (61.5%) total	6.6	11.67	2.5	39	5.12	6.4	46	6.07	8.9

NGM (61.5%) total	17	5.24	2.9	300	2.54	25	320	2.69	28

Copper Mineral Reserves(1), (2), (3), (4), (10), (11), (13), (14), (15)

As of December 31, 2025	PROVEN(8)			PROBABLE(8)			TOTAL(8)
Based on attributable ounces	Tonnes (Mt)	Cu Grade (%)	Contained Cu (Mt)	Tonnes (Mt)	Cu Grade (%)	Contained Cu (Mt)	Tonnes (Mt)	Cu Grade (%)	Contained Cu (Mt)
Phoenix surface (61.5%)	6.0	0.15	0.0092	120	0.18	0.22	130	0.18	0.23

Total	6.0	0.15	0.0092	120	0.18	0.22	130	0.18	0.23

Silver Mineral Reserves(1), (2), (3), (4), (10), (14)

As of December 31, 2025	PROVEN(8)			PROBABLE(8)			TOTAL(8)
Based on attributable ounces	Tonnes (Mt)	Grade (g/t)	Contained Ag (Moz)	Tonnes (Mt)	Grade (g/t)	Contained Ag (Moz)	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)
Phoenix surface (61.5%)	4.2	7.89	1.1	110	6.54	22	110	6.59	23
Pueblo Viejo surface (60%)	54	12.01	21	130	12.42	53	190	12.30	74

Total	58	11.70	22	240	9.81	75	300	10.18	97

Global Proven & Probable Mineral Reserve Reconciliation (gold, Moz)(1), (2), (3), (4), (5), (7), (9), (10), (11), (12), (13), (14)

Global Attributable Contained Metal	2024 Total P&P Mineral Reserve	Acquisition/ Disposal	Depletion (As of Year End)	Net Conversion	2025 Total P&P Mineral Reserve
Carlin (61.5%)	9.5	—	(0.79)	0.14	8.8
Cortez (61.5%)	8.3	—	(0.50)	0.15	7.9
Phoenix (61.5%)	1.9	—	(0.14)	0.29	2.0
Pueblo Viejo (60%)	12	—	(0.56)	0.58	12
Turquoise Ridge (61.5%)	8.9	—	(0.33)	0.31	8.9

Total	41	—	(2.3)	1.5	40

Global Proven & Probable Mineral Reserve Reconciliation (copper, Mt)(1), (2), (3), (4), (6), (7), (8), (11), (13), (14), (15)

Global Attributable Contained Metal	2024 Total P&P Mineral Reserve	Acquisition/ Disposal	Depletion (As of Year End)	Net Conversion	2025 Total P&P Mineral Reserve
Phoenix (61.5%)	0.21	—	(0.014)	0.028	0.23

Total	0.21	—	(0.014)	0.028	0.23

Notes to Mineral Reserves Tables

(1)

Mineral reserves and mineral resources have been estimated as of December 31, 2025 (unless otherwise noted) in accordance with S-K 1300. For 2025, mineral reserves have been estimated based on an assumed gold price of US$1,500 per ounce, an assumed silver price of US$21.00 per ounce, and an assumed copper price of US$3.25 per pound and long-term average exchange rates of 1.30 C$/US$. For 2024, mineral reserves were estimated based on an assumed gold price of US$1,400 per ounce, an assumed silver price of US$20.00 per ounce, and an assumed copper price of US$3.00 per pound and long-term average exchange rates of 1.30 C$/US$. Mineral reserve estimates incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the mineral reserves. Our normal data verification procedures have been employed in connection with the calculations. Verification procedures include industry-standard quality control practices. Mineral resources as of December 31, 2025 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property. All figures are presented on an attributable basis to our ownership interest. References to “surface” mineral reserves or mineral resources comprise of both “open pit” and “stockpile” mineral reserves or mineral resources, as applicable.

(2)

In confirming the annual mineral reserves for each of the mineral properties, projects, and operations, we conduct a mineral reserve test on December 31 of each year to verify that the future undiscounted cash flow from mineral reserves is positive. The cash flow ignores all sunk costs and only considers future operating and closure expenses as well as any future capital costs.

(3)	All mineral resource and mineral reserve estimates of tonnes, ounces of gold and silver and tonnes of copper are reported to the second significant digit.
(4)

2025 polymetallic mineral resources and mineral reserves are estimated using the combined value of gold, copper and silver and accordingly are reported as gold, copper and silver mineral resources and mineral reserves.

(5)

For 2025, mineral resources have been estimated based on an assumed gold price of US$2,000 per ounce, an assumed silver price of US$25.00 per ounce, and an assumed copper price of US$4.50 per pound and long-term average exchange rates of 1.30 C$/US$. For 2024, mineral resources were estimated based on an assumed gold price of US$1,900 per ounce, an assumed silver price of US$24.00 per ounce, and an assumed copper price of US$4.00 per pound and long-term average exchange rates of 1.30 C$/US$.

(6)	Mineral resources are reported on an inclusive basis and include all areas that form mineral reserves, reported at a mineral resource cut-off and associated commodity price.
(7)	Mineral resources which are not mineral reserves do not have demonstrated economic viability.
(8)	All measured and indicated mineral resource estimates of grade and all proven and probable mineral reserve estimates of grade for gold, silver and copper are reported to two decimal places.
(9)	All inferred mineral resource estimates of grade for gold, silver, and copper are reported to one decimal place.
(10)	Grade represents an average, weighted by reference to tonnes of mineralization where several recovery processes apply.
(11)	Ounces or tonnes, as applicable, estimated to be present in the tonnes of mineralization which would be mined and processed.
(12)	Gold mineral reserves as of December 31, 2025 include stockpile material totaling approximately 99 million tonnes, containing approximately 6.6 million ounces as follows:

	STOCKPILES(1), (2)
Property	Tonnes(3) (Mt)	Grade(8) (g/t)	Contained Ounces(3) (Moz)
Phoenix (61.5%)(4)	4.2	0.71	0.097
Carlin (61.5%)	24	2.15	1.7
Cortez (61.5%)	1.7	2.01	0.11
Turquoise Ridge (61.5%)	14	2.41	1.1
Pueblo Viejo (60%)	55	2.04	3.6

(13)	The metallurgical recovery applicable at each property and the cut-off grades used to determine mineral reserves as of December 31, 2025 are as follows:

Gold Mine	Metallurgical Recovery (%)	Cut-off Grade (COG) (g/t)
Phoenix (61.5%)	67.9 to 78.0 Au	Revenue COG based on all three metals (Au, Ag and Cu)
Carlin (61.5%)	50.8 to 89.5	0.15 to 7.97
Cortez (61.5%)	35.0 to 90.5	0.20 to 5.38
Turquoise Ridge (61.5%)	53 to 87.5	0.15 to 8.04
Pueblo Viejo (60%)	74.5 to 85.7	Revenue COG based on all three metals (Au, Ag and Cu)

Copper Mine	Metallurgical Recovery (%)	Cut-off Grade (COG) (%)
Phoenix (61.5%)	49 to 71.0	Revenue COG based on all three metals (Au, Ag and Cu)

(14)	Totals may not sum due to rounding.
(15)	Copper mineral reserves as of December 31, 2025 include stockpile material totaling approximately 6 million tonnes containing approximately 0.0092 million tonnes of copper as follows:

	STOCKPILES(1),(2)
Property	Tonnes(3) (Mt)	Cu Grade(8) (%)	Contained Copper(3) (Mt)
Phoenix (61.5%)	6	0.15	0.0092

Measured, Indicated and Inferred Mineral Resources

A “mineral resource” is a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.

A “measured mineral resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.

An “indicated mineral resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

An “inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.

Mineral resources, which are not mineral reserves, do not have demonstrated economic viability.

The following tables detail measured, indicated, and inferred mineral resources reflecting only those that are attributable to our ownership or economic interest as of December 31, 2025, exclusive of mineral reserves.

Gold Mineral Resources (exclusive of mineral reserves)(1), (2), (3), (4), (5), (6), (9), (10), (11), (12)

As of December 31, 2025	MEASURED (M)(7)			INDICATED (I)(7)			(M) + (I)(7)	INFERRED(8)
Based on attributable ounces	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)
NGM open pit (61.5%)	—	—	—	280	0.64	5.8	5.8	94	0.7	2.1
NGM underground (61.5%)	2.3	8.83	0.65	35	6.35	7.2	7.8	41	6.9	9.1
NGM stockpiles (61.5%)	4.7	1.04	0.16	1.3	0.85	0.035	0.19	6.8	1.7	0.36
NGM (61.5%) total(a)	6.9	3.61	0.80	320	1.26	13	14	140	2.5	12
Fourmile underground (100%)	—	—	—	4.6	17.59	2.6	2.6	25	16.9	13
Pueblo Viejo surface (60%)	11	1.31	0.46	50	1.37	2.2	2.6	9.4	1.5	0.46

Total	18	2.20	1.3	370	1.47	18	19	170	4.5	25

(a)	NGM total consists of the following:

As of December 31, 2025	MEASURED (M)(7)			INDICATED (I)(7)			(M) + (I)(7)	INFERRED(8)
Based on attributable ounces	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)
Carlin surface	4.7	1.04	0.16	35	1.40	1.6	1.7	40	0.9	1.2
Carlin underground	—	—	—	18	7.10	4.2	4.2	20	7.3	4.6
Carlin (61.5%) total	4.7	1.04	0.16	53	3.38	5.8	6.0	59	3.0	5.8
Cortez surface	—	—	—	37	0.82	1.0	1.0	31	0.6	0.60
Cortez underground	—	—	—	11	4.24	1.5	1.5	16	5.7	3.0
Cortez (61.5%) total	—	—	—	49	1.61	2.5	2.5	47	2.4	3.6
Phoenix surface (61.5%)	—	—	—	190	0.38	2.4	2.4	16	0.4	0.23
Turquoise Ridge surface	—	—	—	19	1.47	0.88	0.88	14	1.1	0.50
Turquoise Ridge underground	2.3	8.83	0.65	5.3	8.21	1.4	2.1	4.8	9.5	1.5
Turquoise Ridge (61.5%) total	2.3	8.83	0.65	24	2.97	2.3	2.9	19	3.2	2.0

NGM (61.5%) total	6.9	3.61	0.80	320	1.26	13	14	140	2.5	12

Copper Mineral Resources (exclusive of mineral reserves)(1), (2), (3), (4), (5), (6), (9), (10), (11), (12)

As of December 31, 2025	MEASURED (M)(7)			INDICATED (I)(7)			(M) + (I)(7)	INFERRED(8)
Based on attributable ounces	Tonnes (Mt)	Grade (%)	Contained Cu (Mt)	Tonnes (Mt)	Grade (%)	Contained Cu (Mt)	Contained Cu (Mt)	Tonnes (Mt)	Grade (%)	Contained Cu (Mt)
Phoenix surface (61.5%)	—	—	—	210	0.16	0.32	0.32	19	0.1	0.023

Total	—	—	—	210	0.16	0.32	0.32	19	0.1	0.023

Silver Mineral Resources (exclusive of mineral reserves)(1), (2), (3), (4), (5), (6), (9), (10), (11), (12)

As of December 31, 2025	MEASURED (M)(7)			INDICATED (I)(7)			(M) + (I)(7)	INFERRED(8)
Based on attributable ounces	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)	Contained Ag (Moz)	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)
Phoenix surface (61.5%)	—	—	—	190	5.22	32	32	16	5.4	2.8
Pueblo Viejo surface (60%)	11	6.95	2.4	50	7.79	12	15	9.4	8.3	2.5

Total	11	6.95	2.4	240	5.75	44	47	26	6.5	5.3

Notes to Mineral Resources (exclusive of mineral reserves) Tables

(1)

Mineral reserves and mineral resources have been estimated as of December 31, 2025 (unless otherwise noted) in accordance with S-K 1300. For 2025, mineral reserves have been estimated based on an assumed gold price of US$1,500 per ounce, an assumed silver price of US$21.00 per ounce, and an assumed copper price of US$3.25 per pound and long-term average exchange rates of 1.30 CAD/US$. For 2024, mineral reserves were estimated based on an assumed gold price of US$1,400 per ounce, an assumed silver price of US$20.00 per ounce, and an assumed copper price of US$3.00 per pound and long-term average exchange rates of 1.30 CAD/US$. Mineral reserve estimates incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the mineral reserves. Our normal data verification procedures have been employed in connection with the calculations. Verification procedures include industry-standard quality control practices. Mineral resources as of December 31, 2025 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property. All figures are presented on an attributable basis to our ownership interest. References to “surface” mineral reserves or mineral resources comprise of both “open pit” and “stockpile” mineral reserves or mineral resources, as applicable.

(2)	All mineral resource and mineral reserve estimates of tonnes, ounces of gold and silver and tonnes of copper are reported to the second significant digit.
(3)

2025 polymetallic mineral resources and mineral reserves are estimated using the combined value of gold, copper and silver and accordingly are reported as gold, copper and silver mineral resources and mineral reserves.

(4)

For 2025, mineral resources have been estimated based on an assumed gold price of US$2,000 per ounce, an assumed silver price of US$25.00 per ounce, and an assumed copper price of US$4.50 per pound and long-term average exchange rates of 1.30 CAD/US$. For 2024, mineral resources were estimated based on an assumed gold price of US$1,900 per ounce, an assumed silver price of US$24.00 per ounce, and an assumed copper price of US$4.00 per pound and long-term average exchange rates of 1.30 CAD/US$.

(5)	Mineral resources are reported on an exclusive basis and exclude all areas that form mineral reserves, reported at a mineral resource cut-off and associated commodity price.
(6)	Mineral resources which are not mineral reserves do not have demonstrated economic viability.
(7)	All measured and indicated mineral resource estimates of grade and all proven and probable mineral reserve estimates of grade for gold, silver and copper are reported to two decimal places.
(8)	All inferred mineral resource estimates of grade for gold, silver, and copper are reported to one decimal place.
(9)	Grade represents an average, weighted by reference to tonnes of mineralization where several recovery processes apply.
(10)	Ounces or tonnes, as applicable, estimated to be present in the tonnes of mineralization which would be mined and processed.
(11)	The metallurgical recovery applicable at each property and the cut-off grades used to determine mineral resources as of December 31, 2025 are as follows:

Gold Mine	Metallurgical Recovery (%)	Cut-off Grade (COG) (g/t)
Phoenix (61.5%)	67.9 to 78.0 Au	Revenue COG based on all three metals (Au, Ag and Cu)
Carlin (61.5%)	50.8 to 89.5	0.14 to 6.42
Cortez (61.5%)	35.0 to 90.5	0.13 to 4.29
Turquoise Ridge (61.5%)	53 to 87.5	0.15 to 6.58
Fourmile (100%)	82.8	3.15 to 4.25
Pueblo Viejo (60%)	74.5 to 85.7	Revenue COG based on all three metals (Au, Ag and Cu)

(12)	Totals may not sum due to rounding.

Assumptions and Methodology

In 2025, all mineral reserves were estimated using an assumed gold price of $1,500 per ounce, an assumed silver price of $21.00 per ounce and an assumed copper price of $3.25 per pound and long-term average exchange rates of C$1.30:$1.

The price assumptions used to calculate mineral reserves in 2025 are consistent with those used by us for the assessment of mine and project economics. In confirming our annual mineral reserves for each of our properties, projects, and operations, we conduct a mineral reserve test on December 31 of each year to verify that the future undiscounted cash flow from mineral reserves is positive. The cash flow excludes all sunk costs and only considers future operating and closure expenses as well as any future capital costs.

In 2025, all mineral resources were calculated using an assumed gold price of $2,000 per ounce, an assumed silver price of $25.00 per ounce and an assumed copper price of $4.50 per pound. Our mineral resources for 2025 are reported exclusive of mineral reserves. All open pit mineral resources are contained within an optimized pit shell, while all underground mineral resources are contained within optimized mineable shapes.

The 2025 mineral reserves and mineral resources are estimated using the combined value of gold, copper and silver. Accordingly, mineral reserves and mineral resources are reported for all assets where copper or silver is produced and sold as a primary product or a by-product. 2025 polymetallic mineral resources and mineral reserves are estimated using the combined value of gold, copper and silver and, accordingly, are reported as gold, copper and silver mineral resources and mineral reserves.

Our mineral resource and mineral reserve estimates of tonnes, ounces of gold and silver and pounds of copper are reported to the second significant digit. All mineral resources are reported exclusive of mineral reserves and on an in-situ basis, at a mineral resource cut-off and associated commodity price. All measured and indicated mineral resource estimates of grade and all proven and probable mineral reserve estimates of grade for gold (g/t), silver (g/t) and copper (%) are reported to two decimal places, while all inferred mineral resource estimates of grade for gold (g/t), silver (g/t) and copper (%) are reported to one decimal place.

Grade represents an average, weighted by reference to tonnes of mineralization where several recovery processes apply. Ounces or tonnes, as applicable, are estimated to be present in the tonnes of mineralization which would be mined and processed. Mineral reserves are reported as delivered to the relevant processing facilities. Mineral resources are reported on an in-situ basis, prior to mining or other losses.

We report our mineral reserves and mineral resources in accordance with S-K 1300, which governs U.S. disclosure for mining registrants. The Nevada Gold Mines S-K 1300 Technical Report, the Pueblo Viejo S-K 1300 Technical Report and the Fourmile S-K 1300 Technical Report are included as Exhibits 96.1, 96.2 and 96.3, respectively, to the registration statement of which this prospectus forms a part.

Although we have carefully prepared and verified the mineral reserve figures presented above and elsewhere in this prospectus, such figures are estimates, which are, in part, based on forward-looking information and certain assumptions, and no assurance can be given that the indicated level of mineral production will be achieved. Our estimates of proven and probable mineral reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold, copper and silver, as well as increased production costs or reduced recovery rates and other factors, may render the present proven and probable mineral reserves unprofitable to develop at a particular site or sites. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for additional details concerning factors and risks that could cause actual results to differ from those set out above.

PROPERTIES

Our production and exploration properties are described below.

Production Properties

Nevada Gold Mines Complex

In August 2026, Barrick and Newmont entered into a settlement agreement with respect to the Nevada Gold Mines joint venture pursuant to which, among other things, Barrick agreed to contribute Fourmile, and Newmont agreed to contribute its Mike and Fiberline developments, into the joint venture. Under the settlement agreement, each of Newmont and Barrick agreed to release the other party from, and to waive and to not pursue, any and all claims based upon or relating to the Nevada Gold Mines joint venture and related disputes to the date of the settlement agreement. In addition, Newmont agreed to waive any and all rights it may have under the agreements governing the Nevada Gold Mines joint venture and the Pueblo Viejo joint venture, and to not pursue any adverse action, relating to or in connection with this offering and the related transactions. In connection with the settlement agreement, Barrick and Newmont also entered into the Second Amended and Restated NGM JV Agreement, a copy of which is included as Exhibit 10.9 to the registration statement of which this prospectus forms a part. On    , 2026, pursuant to the terms of the settlement agreement, Barrick contributed Fourmile, and Newmont contributed Mike and Fiberline developments, into the Nevada Gold Mines joint venture. In addition, Newmont made a cash payment in the amount of $1.95 billion to Barrick under the terms of the settlement agreement. After giving effect to such transactions, we continue to hold a 61.5% controlling interest in Nevada Gold Mines.

Cortez Complex

General Information

The Cortez Complex is located 100 kilometers southwest of the town of Elko, Nevada in the Lander and Eureka Counties at elevations ranging from 1,370 meters to 1,675 meters. The boundaries of the Cortez operational areas encompass approximately 31,889 hectares. As of December 31, 2025, Cortez employed approximately 1,650 employees and averaged approximately 300 contractors. The property is accessible year-round by paved road from Elko, Nevada.

The property rights controlled by Cortez, either from outright ownership or by lease, consist of 30,006 hectares of unpatented mining claims held subject to the paramount title of the United States of America and 1,893 hectares of patented mining claims and fee mineral and surface land, owned or controlled through various patents issued by the United States of America. These property rights encompass the entire Cortez boundary, not just the operational areas. Sufficient surface rights have been obtained for current operations at the property. All unpatented mining claims are renewed on an annual basis. All mining leases and subleases are reviewed on a monthly basis and all payments and commitments are paid as required by the specific agreements.

The Cortez Complex has been in production since 1969. Barrick obtained an interest in the Cortez Complex in 2006 and increased its interest to 100% interest in 2008. In 2019, Barrick contributed its interest in Cortez to Nevada Gold Mines, a joint venture with Newmont that we operate in which we have a 61.5% controlling interest.

Geology

The Cortez Complex is situated along the Cortez/Battle Mountain trend. The principal gold deposits and mining operations are located in the southern portion of Crescent Valley, which was formed by basin and range extensional tectonism.

Mineralization is sedimentary rock-hosted and consists of submicron to micrometer-sized gold particles and gold in solid solution in pyrite. Mineralization is disseminated throughout the host rock matrix in zones of silicified, decarbonatized and/or argillized, silty calcareous rocks. The primary deposits range in length between 2,000 and 3,350 meters and range in width between 1,000 and 1,200 meters. Mineralization thickness can change significantly, up to 400 meters. Exploration from projects at Robertson and Goldrush suggests that the primary deposits can be in excess of 5,000 meters in length and 900 meters in width respectively.

Mining Operations

Production and Mine Life

Deposits within the Pipeline/Crossroads complex and Cortez Pits are being mined by conventional open pit methods. At the underground operations, two different underground mining methods are used: longhole open stoping and drift-and-fill. Based on existing mineral reserves and production capacity, including the Goldrush project discussed below, the Cortez open pit operation is expected to continue until 2030 and the underground operation until 2044.

Processing

The gold-recovery process used at Cortez is determined by considering the grade and metallurgical character of the particular ore: lower grade run-of-mine oxide ore is heap leached at existing facilities; higher-grade non-refractory ore is treated in a conventional mill using cyanidation and the carbon-in-column and carbon-in-leach (“CIL”) processes; and refractory ore is stockpiled on site in designated areas and trucked to the nearby Carlin Complex for processing. Gold recovered from the ore is processed into doré on site and shipped to outside refineries for processing into gold bullion.

Consumptive water use for mining (open pit and underground) and processing is supplied by the mine dewatering wells.

Infrastructure, Permitting and Compliance

Electrical power for the Cortez Complex is obtained from the grid and generated from the Western 102 and TS gas and solar power operations (each owned and operated by Nevada Gold Mines) with transmission by NV Energy.

Certain of our mineral reserves and operations at Nevada Gold Mines occur on unpatented lode mining claims and mill sites that are on federal lands subject to U.S. federal mining and other U.S. federal and state laws. Changes in such laws, or regulations promulgated under such laws, could affect mine development, expansion, and closure projects. Additionally, Nevada Gold Mines operations are subject to certain land use restrictions administered by state and federal agencies, including the Bureau of Land Management (“BLM”). The BLM manages Greater Sage-Grouse under the existing 2025 Resource Management Plans (“RMPs”). The BLM’s and other state and federal agencies’ existing sage grouse management requirements, including the 2025 RMPs, restrict land use activity on certain public lands, including locations where Barrick currently operates or could operate in the future. Barrick continues to monitor the situation and is engaged with the relevant authorities on this matter.

All material permits and rights to conduct existing operations at the Cortez Complex have been obtained and are in good standing.

Environment

Vegetation is dominated by grass and shrubs. The climate is relatively arid and has little impact on mine operations. Operations are conducted throughout the year.

As of June 30, 2026, all activities at the Cortez Complex were in compliance in all material respects with applicable corporate standards and environmental permits and regulations.

As of June 30, 2026, the estimated future reclamation and closure costs for Cortez, recorded under GAAP and updated each reporting period, were $198 million (100% basis) (as described in note 2n to the annual carve-out financial statements). Nevada Gold Mines has provided the financial security required by governmental authorities in connection with the reclamation of the mine area.

Exploration and Drilling

In 2025, growth drilling activities across the Cortez district totaled more than 25,000 meters, excluding the Fourmile project. At Cortez Hills, underground drilling continues to test extensions, focusing on feeder zones below the mine. Surface drilling continues to test the Hanson target defined by a broad zone of mineralization hosted in a series of fault-stacked zones below the current infrastructure. With additional drill results and improved geologic understanding, economic evaluation is in progress for a small dewatered portion of mineralization to deliver incremental near-term value.

Goldrush Project

A Record of Decision was issued to Nevada Gold Mines for the Goldrush project in 2023.

During 2026, underground development, infrastructure, production mining and other exploration continue at Goldrush. The mining method is longhole open stoping (with cemented backfill), with processing at the Carlin Complex.

Drilling operations also continue from underground. The main objectives of this drilling program remain grade control, orebody definition, orebody characterization, geotechnical analysis, inferred mineral resource growth and definition of exploration target.

As of June 30, 2026, approximately $517 million in capital has been spent on the Goldrush project, inclusive of the exploration declines (100% basis).

Royalties and Taxes

All production from the Pipeline/Crossroads complex is subject to a gross smelter return royalty of approximately 1.3%. In addition, production from certain portions of the Pipeline/Crossroads complex is subject to a gross smelter return royalty (graduating from 0.4% to 5.0% based on the price of gold) and a net value royalty totaling 5%. A portion of that net value royalty, 3.75%, also applies to gold sales from the South Pipeline deposit.

All other production by Cortez, including Cortez Hills, is subject to a gross smelter return royalty of approximately 1.3%.

In addition, 40% of production at Cortez is subject to a royalty graduating from 0% to 3%, depending on the gold price, on the gross value of gold delivered, minus certain deductions for pre-existing royalties. This royalty was granted in 2008 but the obligation to pay was triggered in October 2022, when the total amount of gold produced by Cortez since January 1, 2008 exceeded 15 million ounces.

In connection with the formation of Nevada Gold Mines, each of Barrick and Newmont was granted a 1.5% net smelter return royalty over the respective properties they contributed (including the Cortez Complex). Each of these “retained royalties” is only payable once the aggregate production from the properties subject to the royalty exceeds the publicly reported mineral reserves and mineral resources as of December 31, 2018.

The State of Nevada imposes a 5% Net Proceeds of Minerals tax (“NPT”) on the value of all minerals severed in the State. This tax is calculated and paid based on a prescribed net income formula, which is different from book income.

The State of Nevada also imposes a mining excise tax applied to gross proceeds. This is a tiered tax, with a highest rate of 1.1%, and the revenue it generates is directed toward education.

Mining and Processing Information

The following table summarizes certain mining and processing information for the Cortez Complex for the periods indicated:

	Six months ended June 30,		Year ended December 31,
	2026(1)	2025(1)	2025(1)	2024(1)
Tonnes mined (000s)	26,899	29,036	56,200	67,928
Tonnes of ore processed (000s)	8,123	3,335	8,326	6,613
Average grade processed (grams per tonne)	1.00	2.25	2.10	2.30
Ounces of gold produced (000s)	193	200	454	444

(1)	Amounts represent our 61.5% share.

See the Nevada Gold Mines S-K 1300 Technical Report filed as Exhibit 96.1 to the registration statement, of which this prospectus forms a part.

The diagram on the following page shows the design and layout of the Cortez Complex.

Legend
Plan of Operations (PoO)
Cortez
Goldrush Plan of Operations
Robertson
Type
Tailings
Open_Pits
Rock Disposal Area (RDA)
Heap_Leach_Facilities
Ponds
Ancillary
Goldrush Underground Portal
Robertson
806
Area 28 Tailings Impoundment/Heap Leach
RDA
Pipeline Mill
Gold Acres
Pipeline Mill
Pipeline
RDA
RDA
Area 30 Heap Leach
Cortez
TSF
Heap Leach
Gravel Pits
RDA
Mill 1
Cortez Pit
RDA
RDA
Cortez Hills Pit
Lander County
Eureka County
Horse Canyon Pits (historic)
Goldrush UG Portals
Area 34 Heap Leach
Goldrush Plan of Operations
Borrow Pit
OREGON
IDAHO
Winnemucca
Battle Mountain
Elko
Wells
West Wendover
Carlin
Lovelock
Area of Detail
Reno
Fallon
Austin
Eureka
Carson City
Ely
NEVADA
UTAH
Hawthorne
Tonopah
CALIFORNIA
Las Vegas
ARIZONA
0 100 200 300 Miles
Cortez, Robertson and Goldrush Facilities
Lander and Eureka Counties, Nevada
January 21, 2026 - JJR
Nevada Gold Mines Land Department
1655 Mountain City Hwy. - Elko, Nevada 89801
This map is the property of Nevada Gold Mines and is for reference only. Locations are approximate.
0 3 6 Miles
0 5 10 Kilometers
Map projected in Universal Transverse Mercator Zone 11, North American Datum of 1983
NEVADA GOLD MINES OPERATED BY BARRICK

Carlin Complex

General Information

Project Description, Location, Access

The Carlin Complex consists of several open pit and underground operations. The major operations and advanced projects include Goldstrike Betze-Post open pit, Goldstrike underground, South Arturo open pit, and El Nino underground, which were contributed to Nevada Gold Mines by Barrick (collectively, “Goldstrike”). The Carlin Complex also includes the Carlin North Area, Leeville underground, Carlin Portal mines, Gold Quarry

(open pit mine), Rain/Emigrant (open pit mine) and satellite open pit deposits (collectively, the “Newmont-Contributed Mines”) which were contributed to Nevada Gold Mines by Newmont. The Carlin Complex also consists of various processing facilities, which process the ore from across the Carlin Complex, as well as from Nevada Gold Mines’ other sites and toll ore.

Some of the disclosure in this section references our operation of Goldstrike and Newmont’s operation of the Newmont-Contributed Mines (rather than the Carlin Complex in its entirety), either for historical purposes or because the mines are operated differently following the formation of the Nevada Gold Mines joint venture.

The Carlin Complex is in Eureka and Elko Counties, near the towns of Carlin and Elko, Nevada within the high desert of the Basin and Range Province. Primary access to the Carlin Complex is from Elko, Nevada via interstate and country roads. The Carlin Complex is located within the Carlin Trend, a 61-kilometer concentration of multiple gold deposits. The mines are spread over the entirety of this 61-kilometer trend, at an elevation range of 1,585 to 2,072 meters above sea level.

As of December 31, 2025, the Carlin Complex employed approximately 3,500 employees and averaged approximately 1,100 contractors.

The plan boundaries of the Carlin Complex encompassed more than 21,100 hectares, which include about 12,080 hectares of private land (surface and minerals) owned or controlled by Nevada Gold Mines and approximately 8,058 hectares owned by the U.S. government that are administered by the BLM. These rights are owned or controlled through ownership of various forms of patents issued by the U.S. federal government and by ownership of unpatented mining and mill-site claims held subject to the paramount title of the U.S. federal government.

The Carlin Complex includes a total of 1,790 unpatented lode mining claims and mill-site claims and 475 owned patented claims to control the public acreage. Unpatented mining claims are maintained on an annual basis. All mining leases and subleases are reviewed on a monthly basis and all payments and commitments are paid as required by the specific agreements.

Sufficient surface rights have been obtained for current operations at the property.

Prospecting on the Carlin Complex began as early as 1870 with mining activities occurring shortly thereafter. The first discovery of gold at Goldstrike occurred in 1962. Barrick acquired a 50% interest and assumed management of the Goldstrike property on December 31, 1986, eventually completing the acquisition of 100% ownership of the property pursuant to a plan of arrangement entered into with PanCana Minerals Ltd. in January 1987.

On July 1, 2019, Barrick’s interest in Goldstrike and the Newmont-Contributed Mines were contributed to Nevada Gold Mines, a joint venture in which we have a 61.5% controlling interest and are the operator.

Goldstrike, together with the Newmont-Contributed Mines, is now the Carlin Complex.

Geology

Gold deposits at the Carlin Complex are hosted by lower Paleozoic sedimentary rocks that are subdivided into three major packages: an autochthonous shelf to outer shelf carbonate and clastic sequence (eastern assemblage rocks); an allochthonous, predominantly eugeoclinal sequence (western assemblage rocks); and a late Mississippian overlap assemblage.

Gold mineralization was emplaced approximately 39 million years ago along favorable stratigraphy and structural features such as faults and folds, and along contacts between sedimentary rocks and the intrusive rocks.

Faulting provided major conduits for mineralizing fluids and may also have produced clay alteration that may have acted as a barrier to mineralizing fluids. Also, lithology and alteration contacts act as permeability barriers to fluids causing mineralization to pond along them, particularly where feeder structures intersect these contacts.

Mineralization consists primarily of micrometer-sized gold and sulfides disseminated in zones of siliciclastic and decarbonated calcareous rocks and commonly associated with jasperoids. Mineralization is predominantly oxides, sulfides or sulfide minerals in carbonaceous rocks, and the ore type determines how it is processed.

Mining Operations

Production and Mine Life

The Carlin Complex facilities are a major process plant for the entire Nevada Gold Mines operations and therefore are expected to operate past the current Carlin Complex life-of-mine plan. Open pit mining of mineral reserves is scheduled through 2036, and underground mineral reserve mining is scheduled through 2038. Processing of mineral reserve stockpiles is expected to continue through 2049.

The Carlin Complex has four major open pit operations including Goldstrike, Gold Quarry, Goldstar (part of the Genesis/Tri-Star pits), and South Arturo (which returned to production in December 2022). All of these are truck and shovel operations.

The Carlin Complex has three major operating underground mines including Goldstrike underground, Leeville and the Carlin Portal mines (including Pete Bajo, Exodus, El Nino, and Rita K). All mines utilize drift-and-fill and/or long-hole stoping and are accessed by shaft and/or portals.

Processing

The Carlin Complex includes a series of integrated facilities to process ore from multiple open pit and underground sources within the Carlin Complex, as well as ore from other Nevada Gold Mines operations. Plant facilities have the flexibility to treat the mineralization that is typical of the various Carlin-style deposits. Ores are classified based on gold grade, level of oxidation, refractory characteristics and proximity to processing facilities. An integrated process production plan is used.

The processing operations contained in the Carlin Complex include roasters, autoclaves, oxide CIL, and heap leach pads. The autoclaves can be bypassed for the treatment of oxide ores.

Infrastructure, Permitting and Compliance

Infrastructure at the Carlin Complex has been constructed on an as-needed basis since the 1960s. A considerable amount of infrastructure has been built, including process plants, workshops, tailings, leach and waste rock facilities; offices, roads and rail connections (at Dunphy); power, process and potable water facilities; and communication facilities.

Electrical power is transmitted to the Carlin North Area, Leeville underground, Carlin Portal mines and Goldstrike by NV Energy. In October 2005, Barrick commissioned the Western 102 power plant that provides Goldstrike with the flexibility to generate its own power or buy cheaper power from other producers, with the goals of minimizing the cost of power consumed and enhancing the reliability of electricity availability at its mine. In mid-2008, the TS power plant was constructed, which now provides power for the Carlin North Area and other Carlin Complex sites, via NV Energy transmission lines. In 2024, the TS solar photovoltaic power plant (the “TS Solar Plant”) commenced commercial operation. In February 2020, Barrick announced the planned conversion of the TS power plant to a dual fuel process, allowing the facility to generate power from natural gas. Capacity upgrades were completed at the interstate pipeline and construction of the TS natural gas pipeline interconnection station was completed in the fourth quarter of 2025.

Process water at the Carlin Complex is provided through existing well fields.

Water management operations at Goldstrike include a system of dewatering wells, piezometers, water collection and conveyance facilities, water storage, water use, and various management options for discharge of excess water. We are authorized by a discharge permit issued by the Nevada Division of Environmental Protection to discharge water produced by its groundwater pumping operations to groundwater via percolation, infiltration and irrigation.

Certain of our mineral reserves and operations at Nevada Gold Mines occur on unpatented lode mining claims and mill sites that are on federal lands subject to U.S. federal mining and other U.S. federal and state laws. See “—Cortez Complex—Infrastructure, Permitting and Compliance” for additional information.

All material permits and rights to conduct existing operations at the Carlin Complex have been obtained and are in good standing.

Environment

The Carlin Complex is situated in the high desert region of the Basin and Range physiographic province.

There are warm summers and generally mild winters; however, overnight freezing conditions are common during winter. The effect of climate on the operations is minimal and operations are possible at the property year-round.

Estimated future reclamation and closure costs at Carlin are reported in the carve-out financial statements as part of the amounts that were recorded under GAAP. As of June 30, 2026, the estimated future reclamation and closure costs for Carlin recorded under GAAP and updated each reporting period were $430 million (100% basis) (as described in note 2n to the annual carve-out financial statements). Nevada Gold Mines has provided the financial security required by governmental authorities in connection with the reclamation of the mine area.

As of June 30, 2026, all activities at the Carlin Complex were in compliance in all material respects with applicable corporate standards and environmental permits and regulations.

Exploration and Drilling

The Carlin Complex is endowed with several gold deposits and presents opportunities for both mineral resource expansion and new discoveries. We continue to hold our land position and evaluate new opportunities as warranted.

A total of 12,544 meters of reverse circulation and 62,342 meters of core were drilled across the Carlin Trend in 2025 for mineral resource management exploration and growth drilling. Surface geological mapping and prospecting continues peripheral to operations across the Carlin Complex.

Royalties and Taxes

There are numerous royalties that pertain to the active mines within the Carlin Complex. Royalty payments vary each year depending upon actual tonnages mined, and the amount of gold recovered from that mined material. The Goldstrike area has various royalty holders with a maximum overriding net smelter royalty of 4% and net profit interest royalties of between 2.4% and 6% over various parts of the property. With respect to various other Carlin deposits, Nevada Gold Mines pays third-party royalties that vary from 1% to 9% of production.

In connection with the formation of Nevada Gold Mines, each of Barrick and Newmont was granted a 1.5% net smelter return royalty over the respective properties they contributed (including Goldstrike and the Newmont-Contributed Mines). Each of these “retained royalties” is only payable once the aggregate production from the properties subject to the royalty exceeds the publicly reported mineral reserves and mineral resources as of December 31, 2018.

The State of Nevada imposes a 5% NPT on the value of all minerals severed in the State. This tax is calculated and paid based on a prescribed net income formula which is different from book income.

The State of Nevada also imposes a mining excise tax applied to gross proceeds. This is a tiered tax, with a highest rate of 1.1%, and the revenue it generates is directed toward education.

Mining and Processing Information

The following table summarizes certain mining and processing information for the Carlin Complex for the periods indicated:

	Six months ended June 30,		Year ended December 31,
	2026(1)	2025(1)	2025(1)	2024(1)
Tonnes mined (000s)	24,818	32,752	60,148	61,273
Tonnes of ore processed (000s)	3,516	2,809	5,793	6,657
Average grade processed (grams per tonne)	3.74	4.24	4.54	4.30
Ounces of gold produced (000s)	345	315	687	775

(1)	Amounts represent our 61.5% share.

See the Nevada Gold Mines S-K 1300 Technical Report filed as Exhibit 96.1 to the registration statement of which this prospectus forms a part.

The diagrams on the following pages show the design and layout of the Carlin Complex.

Arturo
RDA
Open Pit
Bootstrap
Open Pit
RDA
Meikle
Meikle Goldstrike
Tailings
Tailings
Tailings
RDA
Clydesdale RDA
Betze/Post
Bazza RDA
North Area Leach
Open Pit
Tailings
Eureka County
Elko County
Leeville
Genesis-Bluestar
Open Pit
Open Pit
Carlin East Waste Dump
Carlin South Waste Dump
Carlin
Pete Waste Dump
766
To South Area Operations
Legend
Plan of Operations (PoO)
Type
Tailings
Open Pits
Rock Disposal Area (RDA)
OREGON
IDAHO
Area of Detail
UTAH
NEVADA
CALIFORNIA
ARIZONA
Carson City
0 100 200 300 Miles
0 7,000 14,000 Feet
0 2,100 4,200 Meters
Carlin Complex - North Area Facilities
Elko and Eureka Counties, Nevada
January 19, 2026 - JJR
Nevada Gold Mines Land Department
1655 Mountain City Hwy. - Elko, Nevada 89801
This map is the property of Nevada Gold Mines and is for reference only. Locations are approximate.
NEVADA GOLD MINES
OPERATED BY BARRICK

Pete Waste Dump
Carlin
To North Area Operations
766
Eureka County
Elko County
Tusc
RDA
Gold Quarry
Tailings
Leach Pad
RDA
Leach Pad
Tailings
Tailings
Tailings
766
Legend
Plan of Operations (PoO)
Type
Tailings
Fresh Water Pond
Open Pits
Rock Disposal Area (RDA)
Heap Leach Facilities
OREGON
IDAHO
Area of Detail
Winnemucca
Wells
Elko
Austin
Eureka
Ely
NEVADA
UTAH
Hawthorne
Tonopah
CALIFORNIA
ARIZONA
0 100 200 300 Miles
0 6,250 12,500 Feet
Meters 0 1,900 3,800
Carlin Complex - South Area Facilities
Elko and Eureka Counties, Nevada
January 19, 2026 - JJR
Nevada Gold Mines Land Department
1655 Mountain City Hwy. - Elko, Nevada 89801
This map is the property of Nevada Gold Mines
and is for reference only. Locations are approximate.
NEVADA GOLD MINES
OPERATED BY BARRICK

Turquoise Ridge Complex

General Information

Project Description, Location, Access

Nevada Gold Mines operates the Turquoise Ridge Complex, located in Humboldt County, Nevada. In connection with the formation of Nevada Gold Mines, our 75%-owned Turquoise Ridge Mine (25% Newmont) and Newmont’s Twin Creeks Complex were combined as a single operation, now known as the Turquoise Ridge Complex. The combined mining operation is comprised of the Turquoise Ridge Underground, Vista Underground, and Turquoise Ridge Surface (comprised of the Mega and Vista open pits).

The Turquoise Ridge Complex is located in the Potosi Mining District, approximately 40 kilometers northeast of the village of Golconda, Nevada and approximately 64 kilometers northeast of Winnemucca, Nevada. The property is accessible from Golconda by a paved road, followed by an improved gravel road to the mine gates. Turquoise Ridge Underground covers an aggregate area of 2,402 hectares, which consists of 1,145 hectares of unpatented mining and mill-site claims and 1,257 hectares of patented/fee land. Turquoise Ridge Surface covers a total area of 7,925 hectares, of which 4,118 hectares are unpatented mining claims and 3,808 hectares are patented/fee lands. As of December 31, 2025, the Turquoise Ridge Complex had approximately 900 employees and averaged approximately 300 contractors during 2025.

Turquoise Ridge Underground produces high-grade refractory (sulfide) gold ore from a long-life underground operation. Turquoise Ridge Surface has currently paused mining in the open pits, while ore from stockpiles is processed.

Turquoise Ridge Surface produces oxide heap leach, oxide mill and sulfide ore. Processing operations at the Turquoise Ridge Complex consist of the Sage Autoclave, Juniper Oxide CIL plant and heap leach pads.

Sufficient surface rights have been obtained for current operations at the Turquoise Ridge Complex.

Mining for copper, lead, and silver first began on the Turquoise Ridge Underground property in 1883.

Tungsten was discovered in 1916 and mined sporadically until 1957. Gold was discovered at the present day Getchell minesite in 1933, from which there was sporadic production between 1960 and 2009. Turquoise Ridge Surface (the former Twin Creeks property) was formed in 1993 by the consolidation of the Rabbit Creek Mine and the Chimney Creek Mine. The Chimney Creek orebody was discovered in 1985 by Gold Fields Mining Corporation, while the Rabbit Creek property was discovered by Santa Fe Pacific Gold Corporation in 1987. In May 1997, a predecessor company of Newmont acquired Twin Creeks, which remained wholly owned by Newmont until the formation of Nevada Gold Mines in 2019.

On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge, together with Newmont’s 25% interest in Turquoise Ridge and its interest in Twin Creeks, were contributed to Nevada Gold Mines. Due to their proximity, as well as geological, operating and processing synergies, the Turquoise Ridge mine and the Twin Creeks mine and processing facilities have been combined for planning and management purposes into a single complex known as the Turquoise Ridge Complex. We are the operator of Nevada Gold Mines.

Geology

The Turquoise Ridge Complex is situated within the Basin and Range province, near the northeast end of the Osgood Mountains. To date, no Eocene intrusive rocks have been identified at the Getchell, Turquoise Ridge Surface or Pinson camps.

Mineralization of the Turquoise Ridge Underground deposit generally consists of disseminated, micron-sized gold occurring in arsenic-rich rims forming on pyrite, chiefly within decalcified, carbonaceous rocks. All gold bearing zones at Turquoise Ridge Underground are located in proximity to granodiorite dykes that splay from the Osgood stock. Mining and exploration activities at Turquoise Ridge Underground are centered on limestone and mudstone horizons adjacent to these dykes.

Mineralization at Turquoise Ridge Surface is localized in decalcified carbonates but can occur less frequently in argillized and sulfidized basalt. Silicification is common in Comus Formation sediments immediately adjacent to basaltic contacts with generally lower gold grades. At Vista Underground, mineralization is largely confined to the Trench Fault shear zone within a basalt host.

Mining Operations

Production and Mine Life

Turquoise Ridge Underground utilizes underhand drift-and-fill and longhole stoping mining methods with cemented aggregate backfill. Turquoise Ridge Surface operates the Vista and Mega open pits, and uses conventional open pit mining methods including drilling, blasting, loading, and hauling.

Nevada Gold Mines has prepared a life of mine production schedule based on processing facilities and current mineral reserves for the two operations (Turquoise Ridge Underground and Turquoise Ridge Surface) with production planned into 2050. The current planned minimum production rates for Turquoise Ridge Underground are approximately 3,000 tonnes of ore per day on average and approximately 52,000 tonnes mined per day for the period of 2027 to 2032 at Turquoise Ridge Surface.

Processing

In the current life of mine plan, refractory ore from the Turquoise Ridge Complex is processed at the Sage autoclave while non-refractory ore is processed at the Juniper oxide mill or stacked on heap leach pads. All processing facilities are located at Turquoise Ridge Surface on the legacy Twin Creeks property. The previous toll milling agreement in place between Barrick and Newmont was terminated in connection with the formation of Nevada Gold Mines in 2019.

Infrastructure, Permitting and Compliance

Material existing infrastructure at Turquoise Ridge Underground includes a tailings facility, a mobile equipment mining fleet, an underground dewatering facility, a 120-kilovolt electrical power line fed by NV Energy and a water treatment plant.

Material existing infrastructure at Turquoise Ridge Surface includes three active waste dumps, tailings facilities, one oxide mill, one refractory mill with two autoclaves, one active leach pad and a refinery. The Vista Underground uses the existing infrastructure of the Turquoise Ridge Surface.

Power requirements for Turquoise Ridge Underground are purchased outside the local provider system under open-access provisions whereby power is purchased on the open market or from the Western 102 power plant.

Certain of our mineral reserves and operations at Nevada Gold Mines occur on unpatented lode mining claims and mill sites that are on federal lands subject to U.S. federal mining and other U.S. federal and state laws. See “—Cortez Complex—Infrastructure, Permitting and Compliance” for additional information.

All material permits and rights to conduct existing operations at the Turquoise Ridge mine have been obtained and are in good standing or were in the process of renewal.

Environment

The climate in the area of the Turquoise Ridge Complex is a semi-arid, steppe climate characterized by dry, hot summers and cold winters. The Turquoise Ridge Complex operates on a year-round basis and is not regularly affected by climatic conditions.

The Turquoise Ridge Complex maintains several permits for the operation, and tracks permits carefully to ensure ongoing compliance. Nevada Gold Mines environmental staff carry out sampling, monitoring and record keeping, and are involved in permit applications and renewals as required.

As of June 30, 2026, all activities at the Turquoise Ridge Complex were in compliance in all material respects with applicable corporate standards and environmental permits and regulations.

As of June 30, 2026, the estimated future reclamation and closure costs recorded under GAAP, updated each reporting period, were $107 million (100% basis) (as described in note 2n to the annual carve-out financial statements). Nevada Gold Mines has provided the financial security required by governmental authorities in connection with the reclamation of the mine area.

Exploration and Drilling

At Turquoise Ridge, Nevada Gold Mines is pursuing the considerable growth potential both near and between the mines. The Turquoise Ridge Complex has two deposits at both ends of an eight-kilometer trend. These two deposits (the legacy Turquoise Ridge and Twin Creeks properties) have a complex geological history with sparsely tested prospective ground between them. Significant work has been done on these deposits since the formation of Nevada Gold Mines, and multiple new targets in what was thought to be a maturing district have started to emerge.

Growth and exploration for 2025 focused on building Nevada Gold Mines’ understanding of the upside potential, while testing updated mineral controls. At Turquoise Ridge Underground, a total of 22,394 meters was drilled across mineral reserve conversion, mineral resource addition and step-out programs. Results expanded mineralization potential along the Divide fault and advanced targeting opportunities to the east along the Turquoise Ridge fault; continuity of mineralized structural controls was confirmed to the north. Drilling in 2026 will follow-up results down plunge to the north-northeast and along intersection lineations east of the active mine, as well as along Getchell parallel structures to the west.

At the Mega open pit, mineral reserve conversion drilling of 10,644 meters was completed targeting expansion of the existing mineral reserve pit shell. Results to date have supported continuity and confirmed inferred mineralization. Drilling intercepted unmodeled, local structures, folding, and inflections in mafic sills, which are controls on the mineralization.

Royalties and Taxes

In connection with the formation of Nevada Gold Mines, each of Barrick and Newmont was granted a 1.5% net smelter return royalty over the respective properties they contributed (including Barrick’s 75% interest in the Turquoise Ridge mine and Newmont’s 25% interest in the Turquoise Ridge mine and its interest in Twin Creeks). Each of these “retained royalties” is only payable once the aggregate production from the properties subject to the royalty exceeds the publicly reported mineral reserves and mineral resources as of December 31, 2018. In addition, certain areas within Turquoise Ridge Surface are subject to 2% gross proceeds royalties payable to Royal Gold. Vista Underground and Turquoise Ridge Underground are not subject to any royalties (other than as described above).

The State of Nevada imposes a 5% NPT on the value of all minerals severed in the State. This tax is calculated and paid based on a prescribed net income formula which is different from book income.

The State of Nevada also imposes a mining excise tax applied to gross proceeds. This is a tiered tax, with a highest rate of 1.1% and the revenue it generates is directed toward education.

Mining and Processing Information

The following table summarizes certain mining and processing information for the Turquoise Ridge Complex for the periods indicated:

	Six months ended June 30,		Year ended December 31,
	2026(1)	2025(1)	2025(1)	2024(1)
Tonnes mined (000s)	2,383	422	1,179	2,339
Tonnes of ore processed (000s)	1,285	1,225	2,474	2,268
Average grade processed (grams per tonne)	4.78	4.39	4.88	4.86
Ounces of gold produced (000s)	171	150	341	304

(1)	Amounts represent our 61.5% share.

See the Nevada Gold Mines S-K 1300 Technical Report filed as Exhibit 96.1 to the registration statement of which this prospectus forms a part.

The diagram on the following page sets out the design and layout of the Turquoise Ridge Complex.

OREGON
IDAHO
Area of Detail
NEVADA
UTAH
CALIFORNIA
ARIZONA
Legend
Plan of Operations (PoO)
Type
Tailings
Open_Pits
Underground Headframe
Rock Disposal Area (RDA)
Heap_Leach_Facilities
Vista Underground Portal
RDA
Vista Pit
TSF
LB Leach Pad
Humboldt County
Mega Pit
Twin Creeks
3rd Shaft
Turquoise Ridge
Getchell Underground Portal
Getchell Pits
0 5,000 10,000 15,000 20,000 Feet
0 2,000 4,000 6,000 Meters
Turquoise Ridge / Twin Creeks Facilities
Humboldt County, Nevada
January 20, 2026 - JJR
Nevada Gold Mines Land Department
1655 Mountain City Hwy. - Elko, Nevada 89801
This map is the property of Nevada Gold Mines and is for reference only. Locations are approximate.
NEVADA GOLD MINES OPERATED BY BARRICK

Pueblo Viejo Mine

General Information

Project Description, Location, Access

The Pueblo Viejo mine is an open pit, conventional truck and shovel mining operation located in the municipality of Cotuí, province of Sánchez Ramírez in the central part of the Dominican Republic, on the Caribbean island of Hispaniola. The mine is approximately 55 kilometers north-northwest of the national capital of Santo Domingo. As of December 31, 2025, Pueblo Viejo employed approximately 3,000 employees and 3,800 contractors.

A special lease agreement between the Dominican government and Pueblo Viejo Dominicana Jersey 2 Limited (formerly Pueblo Viejo Dominicana Corporation (“PVD”)) governs the development and operation of the Pueblo Viejo mine. The SLA provides PVD with the right to operate the Pueblo Viejo mine for a 25-year period that commenced on February 26, 2008, the date on which PVD delivered the Project Notice under the SLA, as defined therein, with one extension by right for 25 years and a second 25-year extension by mutual agreement of the parties, allowing a possible total term of 75 years.

The Pueblo Viejo deposits are located in two major areas, the Monte Negro and Moore pits, as well as other smaller satellite pits. The property is accessible year-round by paved road from Santo Domingo.

Sufficient surface rights have been obtained for current operations at the property. Under the current SLA and Decree No. 270-22, PVD holds the rights necessary to operate the mine and build the proposed Naranjo TSF expansion. The new Naranjo TSF requires PVD to obtain surface rights in the planned facility location and will require completion of a resettlement program. PVD is in the process of obtaining such rights and resettling affected persons and approximately 90% of resettlement packages have now been accepted.

Following cessation of mining activities that occurred from 1975 to 1999, in 2000, the Dominican Republic invited international bids for the leasing and mineral exploitation of the Pueblo Viejo minesite. In July 2001, PVD (then known as Placer Dome Dominicana Corporation), an affiliate of Placer Dome, was awarded the bid. PVD and the Dominican Republic subsequently negotiated the SLA for the Montenegro Fiscal Reserve (“MFR”), which was ratified by the Dominican National Congress and became effective on July 29, 2003. In March 2006, Barrick acquired Placer Dome and, in May 2006, the companies were amalgamated. At the same time, Barrick sold a 40% stake in the Pueblo Viejo mine to Goldcorp (acquired by Newmont in 2019). On February 26, 2008, pursuant to the SLA, PVD delivered the Project Notice and Pueblo Viejo Feasibility Study to the Government of the Dominican Republic. In 2009, the Dominican Republic and PVD agreed to amend the terms of the SLA. The amendment became effective on November 13, 2009, following its ratification by the Dominican National Congress. The Pueblo Viejo mine achieved first production in 2012. A second amendment to the SLA became effective on October 5, 2013, and resulted in additional and accelerated tax revenues to the Government of the Dominican Republic (see “—Royalties and Taxes” below).

Geology

Geological Setting

The Pueblo Viejo deposit consists of high sulfidation or acid sulfate epithermal gold, silver, copper and zinc mineralization that was formed during the Cretaceous Age island arc volcanism. The key areas of mineralization are the Moore and Monte Negro pits with smaller surrounding satellite pits (Cumba, Mejita and ARD1).

Exploration work continues to identify additional potential inside the MFR. Pueblo Viejo is situated in the Los Ranchos Formation, a series of volcanic and volcaniclastic rocks that extend across the eastern half of the Dominican Republic, generally striking northwest and dipping southwest.

The Moore deposit is located at the eastern margin of the Pueblo Viejo member sedimentary basin.

Stratigraphy consists of finely bedded carbonaceous siltstone and mudstone (PV sediments) overlying mainly quartz bearing facies (volcaniclastic and pyroclastic flow), which are underlain by horizons of andesitic facies (basaltic-andesite flows) and intrusive and pyroclastic flow. The Monte Negro deposit is located at the northwestern margin of the sedimentary basin. Stratigraphy consists of interbedded carbonaceous sediments ranging from siltstone to conglomerate that are interlayered with volcaniclastic flows. Metallic mineralization in the deposit areas is primarily pyrite with lesser amounts of sphalerite and enargite. Pyrite mineralization occurs as disseminations, layers, replacements and veins. Sphalerite and enargite mineralization are primarily in veins with pyrite, but disseminated sphalerite has also been noted in core. The mineralization extends for 2,800 meters north-south and 2,000 meters east-west and extends from the surface to 500 meters in depth.

Mining Operations

Production and Mine Life

The Pueblo Viejo mine is an open pit, conventional truck-and-shovel mining operation. It achieved first production in 2012 and completed its ramp-up to full design capacity in 2014. Current mining operations will supplement fresh ore from the Monte Negro and Moore pits with stockpiled ore to deliver the increased throughput rates contemplated in the process plant expansion.

Based on existing mineral reserves and additional tailings capacity from the new Naranjo TSF, open pit mining operations are expected to continue through 2048 with limestone re-handling and processing continuing through 2049. Tailings from the recently expanded process plant will continue to be deposited in the existing El Llagal TSF until the end of life of that facility in 2030. From approximately mid-2030 until the end of mineral processing, tailings will then be deposited into the Naranjo TSF, subject to timely completion of the Naranjo TSF.

Pueblo Viejo produced 379,014 ounces of gold in 2025 (attributable to our 60% controlling interest).

Production in 2025 was impacted by several operational challenges. Processed tonnes were lower than expected, with significant drops during the third and fourth quarters due to unplanned breakdowns. Additionally, production was affected by low gold recovery, which was linked to increased organic carbon causing a high preg-robbing effect and other deleterious mineralogy.

Processing

Gold and silver are recovered through pressure oxidation (autoclave) of whole ore followed by hot cure and hot lime boil, prior to cyanidation of gold and silver in a CIL circuit.

Following completion of the plant expansion, the process plant is now designed to process approximately 35,000 tonnes per day of run-of-mine refractory ore.

Copper was previously a by-product from the processing plant which was produced as a copper sulfide concentrate through the injection of hydrogen sulfide gas into a solution containing copper ion. For the current process plant, copper is no longer recovered and there are no plans to resume copper recovery.

Infrastructure, Permitting and Compliance

The current tailings storage facility is located in the El Llagal valley, approximately four kilometers south of the plant site. The El Llagal TSF consists of one main dam and three saddle dams. The tailings facility is sized to provide storage for an operating pond and for extreme precipitation events. The mine is situated in a seismically active area. The design of the dams at the site was based on the maximum credible earthquake criteria.

The process plant expansion and mine life extension projects were designed to increase and extend the life of mine beyond 2045 with the incorporation of the new Naranjo TSF. PVD completed a pre-feasibility study for the new Naranjo TSF, adding 6.5 million ounces of attributable proven and probable mineral reserves, net of depletion in 2023.

Phase 1 of the expansion project, which is related to the process plant expansion, has been completed and achieved commercial production in the third quarter of 2024. Phase 2, which focuses on the new Naranjo TSF, continues to progress. The Environmental and Social Impact Assessment was approved by the Dominican government during the second quarter of 2023. The Naranjo TSF updated feasibility study was completed and presented to the Dominican government (Instituto Nacional de Recursos Hidráulicos) in the first half of 2026. Following the completion of the feasibility study, the project’s capital cost is expected to remain consistent with current forecasts and within the approved budget.

The key permits for 2026 infrastructure are on track. The haul road permit from the Ministry of Environment was officially obtained in January 2026. The modification of Pueblo Viejo’s operation license was received in October 2026. An early works permit from Instituto Nacional de Recursos Hidráulicos (which is the hydraulic resources unit of the Ministry of Environment) for construction of temporary water management structures was approved in the first quarter of 2026. Starter dam permit applications are expected to be submitted to the Ministry of Environment in the last quarter of 2026 and to the Instituto Nacional de Recursos Hidráulicos in the first quarter of 2027. Securing these permits will allow the commencement of construction of the Naranjo TSF.

As of June 30, 2026, $1.3 billion has been spent on the plant expansion and mine life extension project (100% basis). The estimated capital cost of the plant expansion and mine life extension project is approximately $2.6 billion (100% basis), which includes the new Naranjo TSF.

The Hatillo and Hondo Reservoirs supply fresh water for the process plant. Reclaimed water from the El Llagal tailings containment pond is used as a supplementary water supply.

Operational power requirements vary, but are generally less than 200 megawatts at 26,000 tonnes per day.

In 2013, PVD commissioned a 218 megawatt Wartsila combined cycle reciprocating-engine power plant, together with an approximately 72-kilometer transmission line connecting the plant to the minesite. The power plant is located near the port city of San Pedro de Macoris on the south coast and will provide the long-term power supply for the Pueblo Viejo mine. The plant is dual fuel and was converted to natural gas from heavy fuel oil in 2020. In 2019, PVD signed a 10-year natural gas supply contract with AES Andres DR, S.A. (“AES”) in the Dominican Republic. AES also completed a new gas pipeline to the facility. The power plant began supplying power to the mine using natural gas in the first quarter of 2020. Additional power will come from the grid or from a solar plant that is currently in the planning stage.

All material permits and rights to conduct existing operations at the Pueblo Viejo mine and power plant facilities have been obtained and are in good standing. Certain permits related to the construction of the Naranjo TSF are in the process of being prepared for submission to the relevant government authorities.

Environment

Elevation at the minesite ranges from 565 meters at Loma Cuaba to approximately 65 meters at the Hatillo Reservoir. The site is characterized by rugged and hilly terrain covered with subtropical wet forest and scrub cover. The region has a tropical climate with little fluctuation in seasonal temperatures.

The Pueblo Viejo minesite is affected by several significant legacy environmental issues resulting from the conduct of operations at the site prior to our involvement in the mine. Under the terms of the SLA, the

Dominican government is obligated, at its sole cost and expense, to remediate and rehabilitate, or otherwise mitigate all historic environmental matters. Subject to the verification of certain conditions, PVD has agreed to act as an agent of the Dominican government to remediate the historical environmental liabilities of the government. PVD has agreed to cover the capital costs related to such remediation up to $75 million. In addition, upon PVD giving the Dominican government a Project Notice, which was issued by PVD in 2008 under the SLA, PVD assumed the responsibilities for all historic environmental matters within the boundaries of the “Development Areas,” except for hazardous substances at the Rosario plant site which remain the responsibility of the Dominican government. Furthermore, the Dominican government is required under the SLA, in compliance with the applicable Environmental and Social Guidelines and Policies and at its sole cost and expense, to relocate and pay all indemnification and other compensation due to certain persons with valid claims to land within the MFR. Under the SLA, PVD and the Dominican government were required to come into compliance with the historic environmental mitigation and remediation matters, for which they are responsible under that agreement, by November 2014. PVD achieved compliance by that deadline. In the second half of 2016, PVD was contracted to act as an agent of the Dominican government to carry out activities for which the Dominican government is responsible under the SLA pursuant to the Environmental Management Plan of the government.

As of June 30, 2026, PVD’s activities at the Pueblo Viejo mine were in compliance in all material respects with applicable corporate standards and environmental permits and regulations.

As of June 30, 2026, the estimated future reclamation and closure costs recorded under GAAP, and updated each reporting period, were $215 million (100% basis) (as described in note 2n to the annual carve-out financial statements). In addition, an environmental reserve fund has been established in an offshore escrow account, as required by the SLA, and funded by PVD during operations until the funds are adequate to discharge PVD’s closure reclamation obligations.

Exploration and Drilling

The Pueblo Viejo drill hole database comprises 38,338 drill holes, totaling approximately 2,155 kilometers of drilling. This high-density drilling database underpins geological interpretation, grade estimate, Mineral Resource classification, and mine planning for the Pueblo Viejo property.

Royalties and Taxes

Under the SLA, PVD is obligated to make the following payments to the Dominican Republic: a net smelter return royalty of 3.2% based on gross revenues less some deductible costs (royalties do not apply to copper or zinc); a net profits interest of 28.75% based on an adjusted taxable cash flow; a corporate income tax of 25% based on adjusted net income; a withholding tax on interest paid on loans and on payments abroad; and other general tax obligations. The SLA tax regime includes a stability clause.

A second amendment to the SLA became effective on October 5, 2013, resulting in additional and accelerated tax revenues to the Dominican government. The second amendment to the SLA includes the establishment of a graduated minimum tax, which is adjusted up or down every three years based on a financial model prepared by PVD and subject to government approval. In accordance with the SLA, PVD submitted the 2026-2028 financial model for the determination of the applicable minimum tax rates. Following review by the Dominican government through the representative body of the Ministry of Energy and Mines, the rates for 2026 through 2028 were established within the framework of the existing SLA, without any amendment thereto.

Streaming Transaction

In August 2015, Barrick entered into a gold and silver streaming agreement with Royal Gold for production linked to Barrick’s 60% controlling interest in the Pueblo Viejo mine. See “Business—Reportable Operating Segments—Pueblo Viejo (60% basis).”

Mining and Processing Information

The following table summarizes certain mining and processing information for the Pueblo Viejo mine for the periods indicated:

	Six months ended June 30,		Year ended December 31,
	2026(1)	2025(1)	2025(1)	2024(1)
Tonnes mined (000s)	10,626	5,258	17,818	10,885
Tonnes of ore processed (000s)	3,436	2,905	6,429	5,730
Average grade processed (grams per tonne)	2.28	2.26	2.44	2.46
Ounces of gold produced (000s)	193	169	379	352

(1)	Represents amounts attributable to our 60% controlling interest.

See the Pueblo Viejo S-K 1300 Technical Report filed as Exhibit 96.2 to the registration statement of which this prospectus forms a part.

We have extensive operating experience in the Dominican Republic. Nevertheless, operating in emerging markets, such as the Dominican Republic, exposes us to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions such as the United States or Canada, such as the SLA negotiations described above.

While all risks cannot be mitigated or eliminated, we manage and mitigate controllable risks at our Pueblo Viejo operation through the consistent application of a variety of corporate governance structures and processes that are materially the same as those applied at our other operations located in developed markets.

The diagram on the following page sets out the design and layout of the Pueblo Viejo mine.

HATILLO DAM
Barge_water pumps
Hondo PH05 PAG (In Project)
Emulsion Warehouse
Rio Gurabo
Emulsion Plant
Hondo PAG
Taino DAM
3000 CAMP
Taino CAMP
ARD Hondo
LGS
CU PAG
MN PIT
Hondo NAG (In Project)
MN PAG
MO PIT
ETP Plant 2 (Under Construction)
Cacaos NAG
QQ NAG
ARD 4 (Under Construction)
Process Plant
Refinery
SJ Quarry
Mejita Botres
HR1S2 NAG
Power Line_SPM-PV
LL Quarry
Mejita GRA
ARD 1
Lagunas Limited
Gas Plant
Warehouse
Main Gate
Filters Stockpile
LQ Stockpile
Q10-NAG
RFMN
TO MAIMON
TO COTUI
Carretera-Maimon-Cotui
HR-17 (In Project)
Llagal Dam
Power Line Piedra Blanca-PV
Naranjos Dam (In Project)
Diorite Quarry
Development Boundary
HR-19 (In Project)
Filter Plant Platform (In Project)
HR-18 (In Project)
YAMASA
Diorite PH01 (In Project)
Diorite PH02 (In Project)
Diorite PH03 (In Project)
PUEBLO VIEJO DOMINICANA JERSEY 2
Proyecto Pueblo Viejo
Dominican Republic
0 500 1,000 2,000 3,000 4,000
Meters
Haiti
Dominican Republic
Legend
Fiscal Reserve Montenegro
Development area PVDJ2

X:\13 GeoDatabases\1301 GeoDatabases_PVDC\Mapping\Mapping (GIS)\Engineering (Ingenieria)\Montenegro_Fiscal_Reserve_Components_Eng_Sep2025_Carta.mxd

Exploration Properties

Fourmile

General Information

Project Description, Location, Access

Fourmile is an underground gold project located in Eureka and Lander Counties, Nevada, approximately 100 kilometers southwest of the town of Elko, near the crest of the Cortez Range at elevations ranging from 1,525 meters to 2,620 meters. The project is located approximately 490 meters north of the Goldrush operations at the Cortez Complex. Fourmile is anticipated to be a Tier One asset once in production. We believe that Fourmile is one of the most significant gold discoveries of the last 25 years. Fourmile is an exploration stage property. No mineral reserves have been estimated at Fourmile, and the current program at the property is exploratory in nature.

The project covers approximately 1,591 hectares. The property rights consist of 216 unpatented lode mining claims held subject to the paramount title of the United States of America and two 40-acre fee parcels. The unpatented mining claims do not expire so long as annual maintenance fees of $200 per claim are paid to the BLM by September 1 of each year. Sufficient surface rights have been obtained for all infrastructure required for the project.

The property is accessed through the Cortez Complex by paved road from Interstate 80, either from Battle Mountain or from the Beowawe exit by Nevada State Route 306. Within the project area, access is by county and state highways and unpaved roads, some of which are maintained by Nevada Gold Mines, and may be restricted during extreme weather. The Union Pacific rail line runs parallel to Interstate 80, and regional airports are located in Elko and Reno.

The Horse Canyon deposits within the project area were mined by the Cortez Joint Venture between 1983 and 1987, which recovered approximately 385,000 ounces of gold. Placer Dome intersected deep gold mineralization near the project area in 2002 and 2004. Following Barrick’s acquisition of Placer Dome in 2006, step-out drilling north of Goldrush discovered Fourmile in 2015, and an initial mineral resource was estimated in 2019. There is currently no underground development at Fourmile.

Geology

Fourmile is a Carlin-type gold deposit located in the Cortez district along the Battle Mountain–Eureka trend. Mineralization is hosted mainly in reactive carbonate rocks of the Devonian Wenban Formation and extends over approximately 2.5 kilometers of strike at depths of approximately 650 meters to 1,650 meters. Mineralization occurs along the west-dipping Sadler thrust system and its splays, where it averages approximately 10 meters in thickness, and along a stratigraphic contact within the Wenban Formation, where it is 5 meters to 15 meters thick in the southern part of the deposit. Gold occurs mainly as submicroscopic gold in arsenian pyrite. Mineralization remains open along strike to the north and down-dip.

Proposed Mining Operations

Mining Method and Mine Plan

The Fourmile initial assessment contemplates an underground mine using longhole stoping with backfill. Access to the deposit is planned from the Goldrush operation and through two new declines from Bullion Hill, northwest of the deposit, one of which would house the primary ore conveyor. Development of the Bullion Hill declines is planned to begin in 2027, with development ore expected in 2028 and production expected in 2034. The mine plan targets a production rate of 2.0 million tonnes of ore per year. The Fourmile initial assessment is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have modifying factors applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that this economic assessment will be realized.

Processing

Ore from Fourmile is proposed to be processed at the existing Nevada Gold Mines refractory processing facilities at the Carlin Complex, comprising the Goldstrike roaster, the Goldstrike autoclave and the Gold Quarry roaster. Metallurgical test work conducted to date indicates that Fourmile mineralization is amenable to processing through these facilities, and the Fourmile initial assessment applies a life-of-mine average metallurgical recovery of 82.8%. We believe that high-grade Fourmile feed displacing lower-grade stockpiles will result in lower capital intensity, lower operating costs and improved plant utilization. We are also evaluating additional processing capacity. Tailings would be deposited in existing Carlin Complex tailings storage facilities within their current life-of-mine capacity.

Infrastructure, Permitting and Compliance

Fourmile will share and be supported by existing Cortez, Goldrush and Nevada Gold Mines infrastructure, including processing facilities, tailings storage, roads, power and water. Planned site infrastructure includes ventilation raises, dewatering wells, water management facilities, a conveyor-based material handling system, power lines, all-weather roads, a paste backfill plant, a shotcrete plant and offices, a change house and a workshop at Bullion Hill. Groundwater from dewatering and underground inflows will be managed under existing Nevada Gold Mines water rights permitted by the Nevada Division of Water Resources.

Current exploration at Fourmile is conducted under the approved Goldrush plan of operations, and all permits required for current activities have been obtained. A plan of operations and reclamation plan for the Bullion Hill exploration declines has been submitted to the BLM and is under review, with approval expected in the fourth quarter of 2026. A minor modification to the Cortez plan of operations is also required for decline development. Production will require amendments to the plan of operations and updated baseline studies, which will be reviewed by the BLM under the National Environmental Policy Act and by the Nevada Division of Environmental Protection. Nevada Gold Mines has obtained similar approvals for its other operations in Nevada and expects to receive the required permits in the normal course of business.

Environment

Vegetation consists primarily of shrubs and grasses, with juniper and pinyon pine on the mountain slopes. The climate is arid, with warm summers and generally mild winters, although freezing conditions are common during the winter. Underground activities are possible year-round, although severe winter weather occasionally interrupts access for surface exploration. There are no environmental violations or fines that may affect access, title or the right or ability to perform work on the property. Closure and reclamation are planned through the plan of operations and reclamation plan process, with financial assurance held by the BLM and the Nevada Division of Environmental Protection.

Exploration and Drilling

Exploration at Fourmile has included geological mapping, geochronology and geophysical, geochemical and remote sensing surveys, with drilling as the principal method. Since 2016, all drilling at Fourmile has been diamond core drilling. As of December 31, 2025, the mineral resource estimate for Fourmile was supported by 475 drill holes totaling approximately 332 kilometers, out of a total of 1,160 holes totaling approximately 387 kilometers drilled on the property. The deposit remains open down-dip along the Sadler fault, along strike to the north beneath the Mill Canyon stock and in the parallel Blasdel corridor to the west.

Royalties and Taxes

Production from Fourmile is subject to a royalty of approximately 1.26% of gross proceeds. In addition, 40% of production from Fourmile is subject to a royalty graduating from 0% to 3%, depending on the gold price, on the gross value of gold. Production from certain portions of Fourmile, representing approximately 64% of the ounces in the mine plan in the Fourmile initial assessment, is also subject to a net profits interest royalty equal to 10% of net profits until 6 million ounces of gold have been produced from the property subject to the royalty, increasing to 15% thereafter.

Production from Fourmile will also be subject to the NPT and the mining excise tax imposed by the State of Nevada described under “—Production Properties—Nevada Gold Mines Complex—Cortez Complex—Royalties and Taxes.” The effective rate of the mining excise tax for Fourmile is estimated at approximately 1.01%.

Contribution to Nevada Gold Mines

Under the settlement agreement described under “—Production Properties—Nevada Gold Mines Complex,” Barrick agreed to contribute Fourmile to Nevada Gold Mines. On     , 2026, Barrick contributed Fourmile to Nevada Gold Mines, in which we have a 61.5% controlling interest. We believe that the contribution of Fourmile to the Nevada Gold Mines joint venture will benefit Fourmile and Nevada Gold Mines through the project’s proximity to existing Nevada Gold Mines infrastructure and enhance the joint venture’s future development, operating synergies, and capital efficiency.

For more information about Fourmile, including its mineral resources and the Fourmile initial assessment, see “Summary—Our Strategies—Sustainable Growth Through a Robust Brownfield and Greenfield Growth Pipeline—Developing Fourmile, a Generational Gold Discovery in Our Cortez Complex” and “Business—Mineral Reserves and Mineral Resources—Measured, Indicated and Inferred Mineral Resources.”

The diagrams on the following pages set out the location and project limits of the Fourmile project and its land status.

Figure 3-2   Fourmile Project Location and Project Limits

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Legend

Fourmile Project

Nevada Gold Mines (NGM) Owned (Fee) Land

USA Public Land Controlled by Nevada Gold Mines Claims

Fourmile Project

Land Status

October 30, 2026 - JJR

Nevada Gold Mines Land Department

1655 Mountain City Hwy. - Elko, Nevada 89801

This map is the property of Nevada Gold Mines and is for reference only. Locations are approximate.

NEVADA GOLD MINES

Figure 3-3   Fourmile Project Area Land Status

Goldrush

Goldrush, which is included within Cortez, is expected to be a long-life underground mine with potential annual production in excess of 400 Koz of gold per year (100% basis) once in full production by 2028. We have a 61.5% controlling interest in Goldrush. As of June 30, 2026, total project spend was approximately $517 million on a 100% basis. See “—Production Properties—Nevada Gold Mines Complex—Cortez Complex—Mining Operations—Goldrush Project.”

Ren

Ren is a new ore deposit at Goldstrike Underground and a key expansion project at Carlin, in which we have a 61.5% controlling interest. Located north of Goldstrike Underground’s Meikle and Banshee deposits, Ren has the potential to produce an average of 140 Koz of gold per year (contained ounces, 100% basis) once in full production in 2027. As of June 30, 2026, total project spend was $218 million on a 100% basis.

Mike

Mike is an exploration-stage gold-copper project in Eureka County, Nevada, within the Maggie Creek subdistrict of the greater southern Carlin Trend, northwest of the Gold Quarry open pit at the Carlin Complex. In connection with the settlement agreement, Newmont contributed Mike to the Nevada Gold Mines joint venture on    , 2026, in which we have a 61.5% controlling interest. Newmont explored Mike over several decades, and historical technical work identified both gold and copper mineralization. Because of its location within the Carlin Trend near Gold Quarry, we believe Mike may be able to use existing Nevada Gold Mines mining and processing infrastructure. The mineral resource delineation and any mining and processing configurations for Mike have not been determined.

Fiberline

Fiberline is a sediment-hosted gold deposit in Humboldt County, Nevada, adjacent to the Mega open pit at Turquoise Ridge Surface, part of the Turquoise Ridge Complex. In connection with the settlement agreement, Newmont contributed Fiberline to the Nevada Gold Mines joint venture on     , 2026, in which we have a 61.5% controlling interest. We expect to develop Fiberline as a satellite open pit deposit. Because of its proximity to existing mining and processing infrastructure at the Turquoise Ridge Complex, Fiberline may be able to use that infrastructure, including the Sage autoclave, the Juniper oxide mill and the heap leach pads at Turquoise Ridge Surface. Any mining or processing configuration for Fiberline has not been finalized because we are still in the early viability study phase.

Pueblo Viejo Expansion

Our Pueblo Viejo mine has completed a process plant expansion and is undergoing a mine life extension project, which are designed to increase and extend the life of mine beyond 2045 with the incorporation of the new Naranjo TSF. As of June 30, 2026, total project spend was $1.3 billion on a 100% basis. See “—Production Properties—Pueblo Viejo Mine—Mining Operations.”

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age, and position of the individuals who are expected to serve as our executive officers and directors upon the listing of our common stock on the NYSE, followed by a biography of each such person.

Name	Age	Position
Mark Hill	61	President and Chief Executive Officer; Director
Tim Cribb	42	Chief Operating Officer
Wessel Hamman	37	Chief Financial Officer
Joe Heckendorn	55	Chief Legal Officer and Corporate Secretary
Megan Tibbals	46	Chief Technical Officer
George Joannou	51	Chief Development Officer
J. Brett Harvey	76	Director (Chairman)
Brian L. Greenspun	79	Director

The following includes certain information regarding our executive officers’ and directors’ individual experience, qualifications, attributes and skills, and brief statements of those aspects of our directors’ backgrounds that led us to conclude that they should serve as directors.

Mark Hill will be the President and Chief Executive Officer and a member of the board of directors of the Company upon completion of this offering. Prior to this role, Mr. Hill has served as President, Chief Executive Officer and Director of Barrick since February 2026. Mr. Hill will resign these positions at Barrick in connection with the completion of this offering. Mr. Hill also served as Group Chief Operating Officer and Interim President and Chief Executive Officer of Barrick from September 2025 to February 2026, as Chief Operating Officer, Latin America and Asia Pacific from May 2020 to September 2025 and Chief Operating Officer, LATAM and Australia Pacific from January 2019 to May 2020. Mr. Hill is a seasoned mining executive with 30 years of experience. He joined Barrick in 2006 and has experience in strategy, corporate development and leading major projects across the world. He was also integral in the initial decision to undertake exploration at the Fourmile gold project in Nevada. Mr. Hill holds an undergraduate degree in mining engineering from Ballarat University and a graduate diploma in mineral economics from Macquarie University. We believe that Mr. Hill is qualified to serve as a member of our board of directors because of his extensive senior management experience and leadership experience in the mining industry, including at Barrick, and his deep operational and strategic expertise developed over 30 years in the mining sector.

Tim Cribb will be the Chief Operating Officer of the Company upon completion of this offering. Mr. Cribb brings more than fifteen years of global mining and operational leadership experience across the Americas, Asia-Pacific, and Africa. Prior to this role, he has served at Barrick as Chief Operating Officer, North America since December 2025, as Project Director for Reko Diq from 2022 to 2025, as General Manager of Operations at Porgera from 2019 to 2021, and in senior growth leadership roles across Latin America and Asia Pacific commencing in January 2018. Before Barrick, he held senior project leadership roles at MMG Limited in Laos, Australia, and the Democratic Republic of the Congo. He began his career as a mining engineer with Rio Tinto. Mr. Cribb holds a Master of Finance from Kaplan Professional, a BSc/BEng degree in mining engineering, chemistry, and mathematics from the University of Western Australia and a Graduate Diploma in Environmental Management from the University of New South Wales. He is an active member of the Australasian Institute of Mining and Metallurgy and Professionals Australia, formerly the Association of Professional Engineers, Scientists and Managers Australia.

Wessel Hamman will be the Chief Financial Officer of the Company upon completion of this offering. Mr. Hamman is a seasoned financial leader with extensive experience overseeing complex, multi-jurisdictional mining operations. Since joining our parent company Barrick, Mr. Hamman has served as Senior Vice President and Chief Financial Officer for North America since December 2025, as Chief Financial Officer for Latin America and Asia Pacific from 2021 to 2025, and in senior finance leadership roles overseeing operations in Africa and the Middle East since 2019. Prior to Barrick, he held senior finance positions with Glencore in the Democratic Republic of the Congo and spent his early career at PricewaterhouseCoopers in South Africa and the Netherlands. Mr. Hamman is a Chartered Accountant (CA (SA)) and holds honors degrees in accounting and finance from the University of Pretoria, as well as a credential from the Harvard Business School General Management Program.

Joe Heckendorn will be the Chief Legal Officer and Corporate Secretary of the Company upon completion of this offering. Mr. Heckendorn has more than twenty years of senior legal, governance, and regulatory experience across the global industrial and resource sectors. Since joining our parent company Barrick in 2023, he has served in key leadership roles, including most recently as Senior Vice President, Associate General Counsel and Corporate Secretary since October 2025 and as Vice President, Associate General Counsel and Corporate Secretary from 2023 to 2025. His career includes fourteen years at Dana Incorporated in various global leadership capacities, as well as several years in private practice with firms such as White & Case LLP. A U.S. Marine Corps veteran, Mr. Heckendorn holds a Juris Doctor and a Master of Public Policy from the University of Michigan.

Megan Tibbals will be the Chief Technical Officer of the Company upon completion of this offering. Ms. Tibbals brings more than 20 years of technical and operational leadership experience across metallurgy, mineral processing, and large-scale mining operations. Most recently, she served as General Manager of the Cortez operation at Nevada Gold Mines since November 2024 and led Barrick’s Pueblo Viejo operation in the Dominican Republic from 2022 to 2024 prior to that, where she helped transform operations and increase female representation. She began her career at Newmont, where she spent nearly 17 years in senior roles spanning environmental management, project leadership, processing, and operations. She serves on the Mackay School of Mines Executive Advisory Board, is active in Women in Mining Nevada, and was named one of the 100 Inspirational Women in Mining by Women in Mining UK. Ms. Tibbals holds a Bachelor of Science in Chemical Engineering from the University of Nevada, Reno.

George Joannou will be the Chief Development Officer of the Company upon completion of this offering. Prior to this role, Mr. Joannou has served as Chief Development Officer of Barrick since November 2025. He had been Senior Vice President, Strategic Matters since February 2015. Mr. Joannou joined Barrick in 2002 as an accountant and has also held the roles of Assistant Treasurer, CFO Australia Pacific and head of Planning and Capital Allocation. He has played a pivotal role in significant transactions and shaping Barrick’s strategy. Mr. Joannou is a Chartered Accountant and holds a Bachelor of Accounting (Honours) degree from the University of the Witwatersrand in South Africa.

J. Brett Harvey will be the Chairman of the board of directors of the Company upon completion of this offering. Prior to this role, Mr. Harvey has served as a director of Barrick since December 2005. Mr. Harvey is a member of the board of Warrior Met Coal Inc., a leading producer and exporter of metallurgical coal for the global steel industry, a position he has held as a director since April 2017 and as Chairman since January 1, 2023. Mr. Harvey was also a director of ATI Inc. (formerly Allegheny Technologies Incorporated) from December 2007 to May 2026. Mr. Harvey was Chairman Emeritus of CONSOL Energy Inc., a coal, gas, and energy services company from May 2016 to May 2017. He was CONSOL Energy Inc.’s Chairman from January 2015 to May 2016, Executive Chairman from May 2014 to January 2015, Chairman and Chief Executive Officer from June 2010 to May 2014, and Chief Executive Officer from January 1998 to June 2010. From January 2009 to May 2014, he was also the Chairman and Chief Executive Officer of CNX Gas Corporation, a subsidiary of CONSOL Energy Inc. Mr. Harvey brings extensive management experience to the board of directors as well as experience with internal controls and procedures for financial reporting. Mr. Harvey holds an undergraduate degree in mining engineering from the University of Utah. We believe that Mr. Harvey is qualified to serve as a member of our board of directors because of his more than 40 years of experience in the mining and energy industries, his significant board experience at Barrick and his expertise in management, internal controls and financial reporting.

Brian L. Greenspun will be a member of the board of directors of the Company upon completion of this offering. Prior to this role, Mr. Greenspun has served as a director of Barrick since July 2014. Mr. Greenspun is the Publisher and Editor of the Las Vegas Sun. He is also Chairman and Chief Executive Officer of Greenspun Media Group. Mr. Greenspun has been appointed to two U.S. Presidential Commissions. In the early 1990s, he was appointed by President Bill Clinton to the White House Commission on Small Business. In December 2014, he was appointed by President Barack Obama to the Commission for the Preservation of America’s Heritage Abroad. He is a Trustee of the University of Nevada Las Vegas Foundation. He is active in numerous civic and charitable organizations in the Las Vegas community. Mr. Greenspun holds a law degree and an undergraduate degree from Georgetown University. We believe that Mr. Greenspun is qualified to serve as a member of our board of directors because of his extensive leadership and operational experience, including his deep ties to the Nevada business community.

Composition of the Board of Directors

Upon completion of this offering, our board of directors will consist of seven members, at least four of whom will be independent under the rules of the NYSE. Our articles of incorporation will provide that our board of directors shall consist of not less than    directors nor more than    directors and that the number of directors may be increased or decreased by action of either a majority of the stockholders or the directors. No decrease in the total number of directors may shorten the term of any director.

Our board of directors will consist of a single class. Each director will hold office until the next annual meeting of stockholders, unless he or she sooner dies, resigns or is removed from office by our stockholders in accordance with our articles of incorporation and our bylaws. Pursuant to NRS 78.335, any director may be removed, with or without cause, by the affirmative vote of the holders of not less than two-thirds of the voting power of our outstanding shares entitled to vote thereon. Subject to the rights of Barrick under the Relationship Agreement and the rights of the holders of any series of preferred stock then outstanding, any vacancy on our board of directors, however created, and any newly created directorship resulting from an increase in the number of directors, will be filled solely by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and may not be filled in any other manner. A director appointed to fill a vacancy or a newly created directorship will hold office until the next annual meeting of stockholders and until his or her successor is duly elected and qualified.

Our articles of incorporation will not provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors standing for election.

Under the terms of the Relationship Agreement, Barrick will have the right to designate for election or appointment a majority of the members of our board of directors and of each board committee for so long as Barrick beneficially owns a majority of our outstanding shares of common stock, a proportionate number of directors for so long as it beneficially owns at least 10% of shares of our common stock, and the chair of our board for so long as it beneficially owns at least 35% of shares of our common stock. In addition, we will be required to obtain the prior written consent of Barrick before increasing or decreasing the size of our board of directors. See “Certain Relationships and Related Party Transactions—Agreements Between Barrick and Our Company—Relationship Agreement.”

Committees

We anticipate that, prior to the completion of this offering, our board of directors will establish an audit & risk committee, a compensation committee and an environmental, social, governance & nominating committee.

The composition and responsibilities of each of these committees are described below. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit & Risk Committee

The audit & risk committee will be responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm its independence from us; (3) reviewing with our independent registered public accounting firm the matters required to be reviewed by applicable auditing requirements; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with or furnish to the SEC; (6) reviewing and monitoring our internal controls, disclosure controls and procedures and compliance with legal and regulatory requirements; (7) designing and implementing our internal audit function and overseeing the internal audit function after its establishment; (8) discussing our policies with respect to risk assessment and risk management (including regarding cybersecurity compliance, risk and mitigation strategies); and (9) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls, auditing and securities law matters.

Our board of directors will adopt a written charter for the audit & risk committee, which will be available on our website upon the completion of this offering.

Our audit & risk committee will consist of    ,     and     , with     serving as chairperson. Rule 10A-3 of the Exchange Act and NYSE rules require us to have one independent audit & risk committee member upon the listing of our common stock on the NYSE, a majority of independent audit & risk committee members within 90 days of the date of effectiveness and all independent audit & risk committee members within one year of the date of effectiveness. We intend to comply with these independence requirements within the time periods specified. Our board of directors has determined that      is an “audit committee financial expert” as defined by applicable SEC rules and that each member of the audit & risk committee is “financially literate” as required by NYSE listing standards.

Compensation Committee

The compensation committee will be responsible for, among other matters: (1) reviewing, evaluating and making recommendations to the full board of directors regarding our compensation policies and programs; (2) reviewing and approving the compensation of our chief executive officer, other executive officers and key employees, including all material benefits, option or stock award grants and perquisites and all material employment agreements; (3) reviewing and recommending to the board of directors development plans for other key corporate positions as shall be deemed necessary from time to time; (4) reviewing and making recommendations to the board of directors with respect to our incentive compensation plans and equity-based compensation plans; (5) administering incentive compensation and equity-related plans; (6) reviewing and making recommendations to the board of directors with respect to the financial and other performance targets that must be met; (7) overseeing our human capital management policies, including policies related to talent development; and (8) preparing an annual compensation committee report and taking such other actions as are necessary and consistent with the governing law and our organizational documents.

Our compensation committee will consist of     ,      and     , with      serving as chairperson.

We may avail ourselves of the “controlled company” exemption under the NYSE rules which exempts us from the requirement that we have a compensation committee composed entirely of independent directors.

Our board of directors will adopt a written charter for the compensation committee, which will be available on our website upon the completion of this offering.

Environmental, Social, Governance & Nominating Committee

The environmental, social, governance & nominating committee will be responsible for, among other matters: (1) identifying candidates qualified to become directors of the Company, consistent with criteria approved by our board of directors; (2) recommending to our board of directors nominees for election as directors at the next annual meeting of stockholders or a special meeting of stockholders at which directors are to be elected, as well as recommending directors to serve on the other committees of the board; (3) recommending to our board of directors candidates to fill vacancies and newly created directorships on the board of directors; (4) developing and recommending to our board of directors guidelines setting forth corporate governance principles applicable to the Company; (5) identifying best practices and recommending corporate governance principles, including giving proper attention and making effective responses to stockholder concerns regarding corporate governance; (6) reviewing and recommending to our board of directors a succession plan for the chief executive officer; (7) overseeing the evaluation of our board of directors; and (8) setting and reviewing the compensation of non-executive members of our board of directors.

Our environmental, social, governance & nominating committee will consist of     ,      and     , with      serving as chairperson.

We may avail ourselves of the “controlled company” exemption under the NYSE rules which exempts us from the requirement that we have an environmental, social, governance & nominating committee composed entirely of independent directors. Our board of directors will adopt a written charter for the environmental, social, governance & nominating committee, which will be available on our website upon the completion of this offering.

Controlled Company Exemption

After the completion of this offering, Barrick will control a majority of the combined voting power of our outstanding shares of common stock. As a result, we will be a “controlled company” within the meaning of the NYSE corporate governance rules. Under the NYSE corporate governance standards, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (iii) the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We may take advantage of certain of these exemptions, and, as a result, you may not have the same protections afforded to stockholders of companies that comply with all of the NYSE corporate governance requirements. In the event that we cease to be a “controlled company,” we will be required to comply with these provisions within the transition periods specified in the NYSE corporate governance rules.

Director Independence

Our board of directors has undertaken a review of the independence of each of our directors. Based on information provided by our directors concerning their background, employment, and affiliations, the board of directors has determined that J. Brett Harvey, Brian L. Greenspun,     ,      ,      and      qualify as “independent” under the applicable rules and regulations of the NYSE. In assessing the independence of each of our directors, the board of directors considered the relationships that each director has with us and with Barrick as well as all other facts and circumstances that the board of directors deemed relevant to assess the independence of each of our directors.

Code of Business Conduct and Ethics

We will adopt a Code of Business Conduct and Ethics (the “Code of Conduct”) that is applicable to all of our employees (including our executive officers) and directors. At or prior to the closing of this offering, the Code of Conduct will be made available on our website. Our board of directors will be responsible for overseeing the Code of Conduct and will be required to approve any waivers of the Code of Conduct applicable to any director or executive officer. We expect that any amendments to the Code of Conduct, or any waivers of its requirements applicable to any director or executive officer, will be disclosed on a Current Report on Form 8-K, or on our website, in each case within four business days.

Corporate Governance Guidelines

Our board of directors will adopt Corporate Governance Guidelines describing our corporate governance practices, policies, and framework. The Corporate Governance Guidelines will be published on our website     . These materials will be available in print to any stockholder upon request. From time to time, our board of directors will review and update these documents as it deems necessary and appropriate to keep abreast of governance regulations.

Compensation Committee Interlocks and Insider Participation

During the last completed fiscal year, we were not a standalone company, and we did not have a compensation committee or any other committee serving a similar function. Decisions with respect to the compensation for that fiscal year of the individuals who will serve as our executive officers upon completion of this offering were made by Barrick, as described in the section of this prospectus entitled “Executive and Director Compensation.”

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

For purposes of this Compensation Discussion and Analysis and the following executive compensation tables, our “named executive officers” or “NEOs” for fiscal year 2025 were:

•	Mark Hill, President and Chief Executive Officer

•	Wessel Hamman, Chief Financial Officer, North America

•	Tim Cribb, Chief Operating Officer, North America

•	Joe Heckendorn, Senior Vice President, Corporate Secretary and Associate General Counsel

•	George Joannou, Chief Development Officer

Mr. Hill currently serves as Barrick’s President and Chief Executive Officer and will become our President and Chief Executive Officer following the Separation. Mr. Hamman currently serves as Barrick’s Chief Financial Officer, North America and will become our Chief Financial Officer following the Separation. Mr. Cribb, formerly Barrick’s Chief Operating Officer, North America, is our Chief Operating Officer. Mr. Heckendorn, formerly Barrick’s Senior Vice President, Corporate Secretary and Associate General Counsel, is our Chief Legal Officer and Corporate Secretary. Mr. Joannou, formerly Barrick’s Chief Development Officer, is our Chief Development Officer.

The following sections of this “Compensation Discussion and Analysis” describe our NEOs’ fiscal year 2025 compensation prior to the Separation under Barrick compensation plans and our executive compensation philosophy, executive compensation program elements and certain of our executive compensation plans, policies and practices, in each case, following the Separation.

Compensation Philosophy

Prior to the Separation, our NEOs participated in Barrick’s Partnership Plan, which provides eligibility for the Annual Performance Incentive (“API”) Program, the Performance Granted Share Unit (“PGSU”) Plan and the Second Amended and Restated Partner Change in Control Severance Plan (the “CIC Severance Plan”).

Barrick’s compensation objectives include attracting, retaining and motivating senior executives, including our NEOs, who are committed to the long-term value creation and operational excellence of Barrick and to delivering returns for Barrick’s stockholders. Barrick’s compensation programs link executive compensation to long-term business performance, while providing compensation opportunities that are competitive and align the interests of Barrick’s executives with those of Barrick’s stockholders.

Following the Separation, we will establish our own compensation strategy and philosophy and our NEOs will participate in our compensation programs. Our NEOs will also be subject to stock ownership guidelines, which will reflect our commitment to executive long-term share ownership and align the interests of our NEOs with those of our stockholders.

Compensation Process

Prior to the Separation, Barrick’s Board of Directors (the “Barrick Board”) and its compensation committee (the “Barrick Compensation Committee”) were primarily responsible for determining the compensation strategy and philosophy for its executives, including our NEOs. In connection with the Separation, we will establish the initial compensation for our executive officers and senior executives that will take effect following the Separation. Following the Separation, we will establish a compensation committee which will assume responsibility for determining our compensation philosophy, structuring our compensation and benefits programs and determining appropriate payments and awards to our executive officers, including our NEOs. We have engaged Compensia, Inc., a compensation consultant, to assist in making certain decisions relating to our executive compensation program.

Components of Executive Compensation

The executive compensation program for Barrick’s executive officers, including our NEOs, in 2025, as described in more detail below, included: (i) base salary; (ii) annual performance incentive compensation; (iii) long-term equity incentives; (iv) retirement benefits; and (v) other benefits and perquisites.

Base Salary

Base salaries are determined based on the scope of individual responsibilities, skills, and performance. The Barrick Compensation Committee annually reviews the base salaries of its executives, including our NEOs, to ensure they remain competitive internally and externally, relative to roles of similar scope and responsibility.

Our NEOs’ base salaries as of the end of fiscal year 2025 were as follows:

Named Executive Officer	2025 Ending Base Salary
Mark Hill	$1,000,000	(1)
Wessel Hamman	$385,000	(2)
Tim Cribb	$500,000	(3)
Joe Heckendorn	$400,000	(4)
George Joannou	$600,944	(5)

(1)

Mr. Hill received an annual base salary of $725,000 from January 1, 2025 through September 28, 2025, and an annual base salary of $1,000,000 from September 29, 2025 through December 31, 2025. Effective February 4, 2026, Mr. Hill’s base salary was increased to $1,400,000, which is expected to remain his base salary following the Separation.

(2)

Mr. Hamman received an annual base salary of $300,000 from January 1, 2025 through November 30, 2025 and an annual base salary of $385,000 from December 1, 2025 through December 31, 2025. Effective September 7, 2026, Mr. Hamman’s base salary was increased to $500,000, which is expected to remain his base salary following the Separation.

(3)

Mr. Cribb received an annual base salary of $350,000 from January 1, 2025 through November 30, 2025 and an annual base salary of $500,000 from December 1, 2025 through December 31, 2025. Effective September 7, 2026, Mr. Cribb’s base salary was increased to $600,000, which is expected to remain his base salary following the Separation.

(4)

Mr. Heckendorn received an annual base salary of $300,000 from January 1, 2025 through October 20, 2025 and an annual base salary of $400,000 from October 21, 2025 through December 31, 2025. Effective September 7, 2026, Mr. Heckendorn’s base salary was increased to $500,000, which is expected to remain his base salary following the Separation.

(5)

Mr. Joannou received an annual base salary of $280,011 from January 1, 2025 through November 18, 2025 and an annual base salary of $600,944 from November 19, 2025 through December 31, 2025. The amount shown on this row was paid in Canadian dollars and has been converted to U.S. dollars at a rate using the annual average exchange rate reported by the Bank of Canada for 2025 (1 USD = 1.3978 CAD).

Annual Performance Incentive Program

In 2025, Barrick’s executives, including each of our NEOs, participated in Barrick’s API Program, under which participants were eligible to earn a cash-based incentive award, expressed as a percentage of base salary, with a maximum incentive payment of 150% to 300% of their base salary (depending on role) based on Barrick-wide performance measures, as well as individually tailored performance measures.

API payouts are generally delivered in cash, unless otherwise determined by the Barrick Compensation Committee. Payments in respect of Barrick’s API Program for the 2025 fiscal year were made in February 2026.

The overall API scores and payouts for fiscal year 2025 for our NEOs were as follows:

Named Executive Officer	2025 API Maximum (% of Base Salary)		2025 API Score (out of maximum)	2025 API Payout
Mark Hill	300%		70.4%	$1,674,818
Wessel Hamman	200	%(1)	68%	$326,328
Tim Cribb	300	%(2)	69%	$523,970
Joe Heckendorn	200	%(3)	64.6%	$335,458
George Joannou	300	%(4)	64%	$454,410	(5)

(1)

For Mr. Hamman, the maximum API opportunity for January 1, 2025 to November 30, 2025 was 150% and the maximum API opportunity for December 1, 2025 to December 31, 2025 was 200%. Effective September 7, 2026, Mr. Hamman’s maximum API opportunity was increased to 300%, which is expected to remain his maximum API opportunity following the Separation.

(2)

For Mr. Cribb, the maximum API opportunity for January 1, 2025 to November 30, 2025 was 200% and the maximum API opportunity for December 1, 2025 to December 31, 2025 was 300%, which is expected to remain his maximum API opportunity following the Separation.

(3)

For Mr. Heckendorn, the maximum API opportunity for January 1, 2025 to October 20, 2025 was 150% and the maximum API opportunity for October 21, 2025 to December 31, 2025 was 200%. Effective September 7, 2026, Mr. Heckendorn’s maximum API opportunity was increased to 300%, which is expected to remain his maximum API opportunity following the Separation.

(4)

For Mr. Joannou, the maximum API opportunity for January 1, 2025 to November 18, 2025 was 200% and the maximum API opportunity for November 19, 2025 to December 31, 2025 was 300%, which is expected to remain his maximum API opportunity following the Separation.

(5)

The amount shown on this row was paid in Canadian dollars and has been converted to U.S. dollars at a rate using the annual average exchange rate reported by the Bank of Canada for 2025 (1 USD = 1.3978 CAD).

Long-Term Incentive Program

Performance Granted Share Units (PGSUs)

Each of our NEOs participated in Barrick’s PGSU Plan under which they received annual long-term incentive (“LTI”) awards in the form of PGSU awards in respect of fiscal year 2025, which generally vest in one-third increments on the 12-month, 24-month, and 33-month anniversaries of the date of grant. Upon vesting, the after-tax proceeds are used to purchase Barrick restricted shares, which are subject to continued holding requirements. PGSUs are awarded based on the Barrick Compensation Committee’s multi-year assessment of performance relative to Barrick’s long-term scorecard for the three most recent fiscal years (2023-2025), which includes financial and non-financial metrics reviewed against Barrick’s strategic plan and investor guidance. PGSU awards in respect of the 2025 fiscal year performance were granted in February 2026.

2025 Long-Term Incentive Grants

The following table sets forth the dollar value of the annual long-term incentive grants made by Barrick on February 3, 2026 in respect of fiscal year 2025 to each of our NEOs.

Named Executive Officer	PGSUs ($)(1)
Mark Hill	$2,626,212
Wessel Hamman	$572,614
Tim Cribb	$703,890
Joe Heckendorn	$622,849	(2)
George Joannou	$805,245	(3)

(1)	Amounts in this column do not reflect the value of one-time Special Recognition LTI Awards granted in the form of PGSUs.

(2)

Mr. Heckendorn received annual LTI awards in respect of fiscal year 2025 in the form of PGSUs in 2026. Prior to 2026, Mr. Heckendorn received annual LTI awards in the form of restricted stock units (“RSUs”) under Barrick’s Long-Term Incentive Plan (the “LTI Plan”). RSUs received by Mr. Heckendorn in 2025 in respect of fiscal year 2024 performance are not included in the table.

(3)

The amount shown on this row was paid in Canadian dollars and has been converted to U.S. dollars at a rate using the annual average exchange rate reported by the Bank of Canada for 2025 (1 USD = 1.3978 CAD).

Treatment of LTI Awards in connection with the Separation

Upon the Separation, each LTI award granted by Barrick and held by our NEOs, including each PGSU and RSU, together with any accrued but unpaid dividend equivalent units, will be assumed by us and each such award will be converted into a corresponding award in respect of shares of our common stock and administered by us under the applicable mirror plan.

The number of shares of our common stock subject to each converted award will equal the product of the number of shares or units subject to the corresponding Barrick award held immediately prior to the Separation and a fraction, the numerator of which is the volume-weighted average price of a Barrick common share for the 20 trading day period that includes the 19 trading days immediately preceding the Separation together with the Separation Date as reported on the NYSE and the denominator of which is the volume-weighted average price of a share of our common stock for the 20 trading day period immediately following the date of the Separation as reported on the NYSE, rounded down to the nearest whole unit.

One-Time Special Award

Subject to and contingent upon the successful completion of this offering, Mr. Hill will receive a one-time special award of $2,000,000, less applicable taxes and withholdings, which must be used to purchase Barrick shares. The number of shares to be purchased will be determined based on the closing price of Barrick shares on the NYSE on February 4, 2026. The purchased shares will be subject to holding requirements until Mr. Hill satisfies the applicable share ownership requirements.

Other Compensation

Additional Barrick compensation and benefit programs available to our NEOs are described below.

Executive Retirement Benefits

Barrick Retirement Trust Scheme and Executive Retirement Plan

Barrick maintains a Retirement Trust Scheme, which is available to certain executives who reside outside of North America, including Mr. Hill, and the Executive Retirement Plan (together with the Retirement Trust Scheme, the “Deferred Compensation Plans”), which is available to certain U.S. and Canadian officers, including Messrs. Cribb and Joannou.

The Deferred Compensation Plans are non-registered/non-qualified defined contribution plans under which an amount equal to 15% of the executive’s salary and API award paid in the applicable year is credited to the executive’s account balance under the Retirement Trust Scheme or Executive Retirement Plan, as applicable.

Executive Health, Welfare and Retirement Benefits

Messrs. Hamman and Heckendorn participated in Barrick’s 401(k) plan for the year ended December 31, 2025, to which Barrick made employer matching contributions with respect to the employee contributions made by each executive (Mr. Hamman—$18,196 and Mr. Heckendorn—$18,900) and discretionary non-matching contributions (Mr. Hamman—$15,740 and Mr. Heckendorn—$16,326). Barrick also provided Mr. Hill with certain executive health and welfare benefits, including a Barrick paid executive physical.

Executive Benefits and Perquisites

Barrick provides certain benefits and perquisites to certain executives, including our NEOs, which include financial and tax counseling services and for Mr. Hill, tax equalization payments.

Share Ownership Requirements

Certain Barrick executives, including each of our NEOs, are subject to Barrick’s executive share ownership requirement, which requires each NEO to hold Barrick shares with a value equal to at least five times the executive’s annual base salary. As of December 31, 2025, Mr. Hill has satisfied Barrick’s executive share ownership requirement whereas Messrs. Cribb, Hamman and Heckendorn have not satisfied Barrick’s share ownership requirements.

Clawback Policies

Barrick’s Partnership Plan includes a clawback policy which subjects incentive compensation paid or granted to its named executive officers, other partners, and other select senior employees (including our NEOs) to clawback in cases of a material financial misstatement or a determination by the Barrick Board that wrongful conduct has occurred, in each case, that resulted in a participant receiving a higher amount of incentive compensation than would have been received absent the material misstatement or wrongful conduct, as applicable.

Barrick also maintains the Executive Officer Recovery Policy, adopted in November 2023, which complies with Section 10D of the Exchange Act, Rule 10D-1 of the Exchange Act and the applicable NYSE listing standards and requires, among other things, Barrick to promptly recover any specified incentive compensation received by any current or former executive officer (including Messrs. Hill and Cribb) in the event of an accounting restatement required due to material noncompliance by Barrick with any financial reporting requirements under securities laws applicable to Barrick in connection with its listing on the NYSE.

Following the completion of this offering, we intend to implement a Dodd-Frank compensation recoupment policy for our senior executives, including our NEOs, which will comply with Section 10D of the Exchange Act, Rule 10D-1 of the Exchange Act and the applicable NYSE listing standards.

2025 Summary Compensation Table

The following table sets forth the annual and long-term compensation awarded to or paid by Barrick to each of our NEOs for services rendered to Barrick during the year ended December 31, 2025.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Share-Based Awards ($)(2)		Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Compensation Earnings ($)(3)	All Other Compensation ($)		Total ($)
Mark Hill, President and Chief Executive Officer	2025	795,822	—	8,063,914		1,674,818	370,596	116,532	(4)	11,021,682
Wessel Hamman, Chief Financial Officer, North America	2025	307,219	50,000	668,050	(5)	326,328	—	33,937	(6)	1,385,534
Tim Cribb, Chief Operating Officer, North America	2025	362,740	400,000	821,205	(7)	523,970	18,541	—		2,126,456
Joe Heckendorn, Senior Vice President, Corporate Secretary and Associate General Counsel	2025	319,726	—	726,657	(8)	335,458	—	35,227	(6)	1,417,068
George Joannou, Chief Development Officer(9)	2025	317,820	—	939,453	(10)	454,410	115,834	24,385	(11)	1,851,902

(1)

The amounts in this column represent one-time cash bonuses granted to Messrs. Hamman and Cribb. For Mr. Hamman, the amount represents a payment in connection with him acting as Barrick’s Chief Operating Officer, Latin America and Asia-Pacific. For Mr. Cribb, the amount represents a payment in recognition of completion and transition of responsibilities for a specific project.

(2)

The amounts shown in this column represent the aggregate grant date fair value of each LTI PGSU grant, Special Recognition LTI PGSU grant, and, in the case of Mr. Hill, the Appointment PGSU grant, as applicable, with respect to the performance of the year ended December 31, 2025. The grant date fair value is computed in accordance with FASB ASC Topic 718 for PGSUs granted on February 3, 2026 and, in the case of Mr. Hill’s Appointment PGSU Grant, September 29, 2025 under Barrick’s PGSU Plan. The grant date fair value of PGSUs was determined using the closing price of Barrick common shares on the date of grant.

(3)

The amounts reported in this column represent employer contributions under the Deferred Compensation Plans for compensation earned in 2025. For Messrs. Hill and Joannou, the amount equals 15% of his base salary earned in the year ended December 31, 2025 and API payout paid in February 2026 with respect to his 2025 performance. For Mr. Cribb, who began participating in the Barrick Executive Retirement Plan on December 1, 2025, the amount reflects a prorated contribution for his participation from December 1 through December 31, 2025, based on 15% of his base salary earned in the year ended December 31, 2025 and API payout paid in February 2026. No above-market or preferential earnings are credited on any contributions and there was no interest or notional amount earned with respect to such contributions in 2025.

(4)

The amounts disclosed in All Other Compensation for Mr. Hill represent the dollar value of various benefits, benefit plan costs and insurance premiums paid by Barrick on behalf of Mr. Hill. These amounts consist of (i) a tax equalization payment of $85,521 and (ii) $31,010 in benefits and perquisites including executive medical benefits of $11,035, and life insurance, AD&D coverage, and executive disability insurance premiums of $8,883.

(5)

Includes a one-time Special Recognition LTI award granted on February 3, 2026 in the form of a PGSU award with a grant date fair value of $95,436 with respect to the performance of the year ended December 31, 2025.

(6)	The amounts shown represent employer 401(k) matching contributions and discretionary contributions made by Barrick with respect to the performance of the year ended December 31, 2025.
(7)

Includes a one-time Special Recognition LTI award granted on February 3, 2026 in the form of a PGSU award with a grant date fair value of $117,315 with respect to the performance of the year ended December 31, 2025.

(8)

Includes a one-time Special Recognition LTI award granted on February 3, 2026 in the form of a PGSU award with a grant date fair value of $103,808 with respect to the performance of the year ended December 31, 2025.

(9)

The amount shown on this row was paid in Canadian dollars and has been converted to U.S. dollars at a rate using the annual average exchange rate reported by the Bank of Canada for 2025 (1 USD = 1.3978 CAD).

(10)	Includes a one-time Special Recognition LTI award granted in the form of a PGSU award with a grant date fair value of $134,207 with respect to the performance of the year ended December 31, 2025.
(11)

The amount disclosed in All Other Compensation for Mr. Joannou represents taxable benefits consisting of a lifestyle spending account ($537), global travel coverage ($193) and an automobile allowance ($12,162), together with $11,493 of premiums and applicable sales tax paid by Barrick on his behalf for basic employee life, accidental death and dismemberment, basic dependent life, long-term disability and healthcare coverage.

Grants of Plan-Based Awards

The following table sets forth plan-based compensation disclosed in the Summary Compensation Table in respect of fiscal year 2025. The table does not reflect Special Recognition LTI PGSUs granted in respect of fiscal year 2025.

Name	Grant Date		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards				Estimated Future Payouts Under Equity Incentive Plan Awards			All other stock awards: Number of shares of stock or units (#)	All other option awards: Number of securities underlying options (#)	Exercise or base price of option awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(1)
			Threshold ($)	Target ($)	Maximum ($)		Threshold ($)	Target ($)	Maximum ($)
(a)	(b)		(c)	(d)	(e)		(f)	(g)	(h)	(i)	(j)	(k)	(l)
Mark Hill	2/3/2026	(2)			$3,000,000	(3)
	2/3/2026	(4)								56,044			$2,626,212
	9/29/2025	(5)								145,138			$5,000,000
Wessel Hamman	2/3/2026	(2)	—	—	$770,000	(6)
	2/3/2026	(4)								12,220			$572,614
Tim Cribb	2/3/2026	(2)	—	—	$1,500,000	(7)
	2/3/2026	(4)								15,022			$703,890
Joe Heckendorn	2/3/2026	(2)	—	—	$800,000	(8)
	2/3/2026	(4)								13,292			$622,849
George Joannou	2/3/2026	(2)	—	—	$1,802,832	(9)
	2/3/2026	(4)								17,184			$805,245	(9)

(1)

The grant date fair value is computed in accordance with FASB ASC Topic 718 for PGSUs and RSUs granted during the applicable fiscal year under Barrick’s PGSU Plan and LTI Plan, as applicable. The grant date fair value was determined using the closing price of Barrick common shares on the date of grant. Amounts in this column do not reflect the grant date fair value of one-time Special Recognition LTI Awards granted to Messrs. Hill ($437,702), Hamman ($95,436), Cribb ($117,315), Heckendorn ($103,808) and Joannou ($134,207) in the form of PGSUs.

(2)

These rows represent possible payouts pursuant to the annual cash incentive awards under the API Program for fiscal year 2025. The API Program did not contain any threshold or target value for fiscal year 2025.

(3)

The amount shown in this row represents the result calculated by multiplying Mr. Hill’s maximum API opportunity by his 2025 ending base salary. Mr. Hill had a base salary rate of $725,000 for the period from January 1, 2025 to September 28, 2025 and a base salary rate of $1,000,000 for the period from September 29, 2025 to December 31, 2025, reflecting his promotion to the position of Barrick’s Group COO and Interim CEO.

(4)

The amounts shown in these rows represent annual long-term incentive awards granted in the form of PGSUs. PGSUs vest in one-third increments on the 12-month, 24-month and 33-month anniversaries of the date of grant (or, if the corresponding anniversary of the grant date falls during a blackout period, on the second trading day following the expiration of the blackout period). Barrick common shares acquired with the after-tax value of all vested and settled PGSUs must be held until the applicable share ownership requirement is met. Barrick common shares in excess of the share ownership requirement may be sold.

(5)

On September 29, 2025, Mr. Hill received a PGSU award with a grant date fair value equal to $5,000,000 in recognition of his leadership appointment as Barrick’s Group COO and Interim CEO. This PGSU award vests on the six-month anniversary of the grant date, and upon vesting, the after-tax shares remain subject to a holding period consistent with the terms of the PGSU Plan.

(6)

The amount shown represents the result calculated by multiplying Mr. Hamman’s maximum API opportunity as of December 31, 2025 by his base salary as of December 31, 2025. Mr. Hamman had a maximum API opportunity of 150% and a base salary rate of $300,000 for the period from January 1, 2025 to November 30, 2025 and a maximum API opportunity of 200% and a base salary rate of $385,000 for the period from December 1, 2025 to December 31, 2025, reflecting his promotion to the position of Barrick’s Senior Vice President, Chief Financial Officer, North America.

(7)

The amount shown represents the result calculated by multiplying Mr. Cribb’s maximum API opportunity as of December 31, 2025 by his base salary as of December 31, 2025. Mr. Cribb had a maximum API opportunity of 200% and a base salary rate of $350,000 for the period from January 1, 2025 to November 30, 2025 and a maximum API opportunity of 300% and a base salary rate of $500,000 for the period from December 1, 2025 to December 31, 2025, reflecting his promotion to the position of Barrick’s Chief Operating Officer, North America.

(8)

The amount shown represents the result calculated by multiplying Mr. Heckendorn’s maximum API opportunity as of December 31, 2025 by his base salary as of December 31, 2025. Mr. Heckendorn had a maximum API opportunity of 150% and a base salary rate of $300,000 for the period from January 1, 2025 to October 20, 2025 and a maximum API opportunity of 200% and a base salary rate of $400,000 for the period from October 21, 2025 to December 31, 2025, reflecting his promotion to the position of Barrick’s Senior Vice President, Corporate Secretary and Associate General Counsel.

(9)

The amount shown on this row was paid in Canadian dollars and has been converted to U.S. dollars at a rate using the annual average exchange rate reported by the Bank of Canada for 2025 (1 USD = 1.3978 CAD).

Outstanding Share-Based Awards as of Year End

The following table sets forth the outstanding share-based awards held by our NEOs as of December 31, 2025. Pursuant to the terms of the Employee Matters Agreement, at the Separation, each outstanding PGSU and RSU granted under Barrick’s PGSU Plan or LTI Plan reflected in the table below will be adjusted and converted into a corresponding award in respect of shares of our common stock and administered by us under the applicable mirror plan as described in more detail in “Certain Relationships and Related Party Transactions—Agreements Between Barrick and Our Company—Employee Matters Agreement.”

			Option Awards(1)				Stock Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options or Similar Instruments	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Mark Hill	2/12/2024	(4)	—	—	—	—	101,304	$4,411,772	—	—
	2/10/2025	(4)	—	—	—	—	127,128	$5,536,421	—	—
	9/29/2025	(4)	—	—	—	—	145,727	$6,346,430	—	—

	Total		—	—	—	—	374,159	$16,294,622

Wessel Hamman	2/12/2024	(4)	—	—	—	—	22,864	$995,747	—	—
	2/10/2025	(4)	—	—	—	—	28,694	$1,249,620	—	—

	Total		—	—	—	—	51,558	$2,245,367	—	—

Tim Cribb	2/12/2024	(4)	—	—	—	—	24,390	$1,062,185	—	—
	2/10/2025	(4)	—	—	—	—	30,606	$1,332,891	—	—

	Total		—	—	—	—	54,996	$2,395,076	—	—

Joe Heckendorn	2/12/2024	(5)	—	—	—	—	14,273	$621,589	—	—
	2/10/2025	(5)	—	—	—	—	22,008	$958,448	—	—

	Total		—	—	—	—	36,281	$1,580,037	—	—

George Joannou	2/12/2024	(4)	—	—	—	—	29,442	$1,282,221	—	—
	2/10/2025	(4)	—	—	—	—	35,178	$1,532,010	—	—

	Total		—	—	—	—	64,620	$2,814,231	—	—

(1)	None of the NEOs have outstanding stock options.

(2)	For the PGSUs and RSUs set forth in this table, the amounts in these columns include accrued dividend equivalents.
(3)

The market value of the PGSUs or RSUs that have not vested is calculated by multiplying the number of units shown in the table by the closing price of Barrick common shares on the NYSE on December 31, 2025 ($43.55).

(4)	Represents outstanding PGSUs that have not vested as of December 31, 2025.
(5)	Represents outstanding RSUs that have not vested as of December 31, 2025.

Option Exercises and Stock Vested During the Year Ended December 31, 2025

The following table sets forth the number of Barrick option awards held by our NEOs that were exercised and the number of Barrick stock awards held by our NEOs that vested during the year ended December 31, 2025.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mark Hill	—	—	137,019	$2,906,105	(1)
Wessel Hamman	—	—	22,994	$513,515
Tim Cribb	—	—	24,527	$547,749
Joe Heckendorn	—	—	19,587	$356,641
George Joannou	—	—	42,063	$1,033,568	(1)

(1)

For Messrs. Hill and Joannou, the value of the PGSUs that vested in 2025 was paid in Canadian dollars, determined by multiplying the number of PGSUs that vested by the closing share price of Barrick common shares on the TSX on the vesting date, and has been converted to U.S. dollars based on the Bank of Canada daily average exchange rate on the vesting date pursuant to the PGSU Plan.

Non-Qualified Deferred Compensation Plan Table

The following table sets forth the contributions, earnings and distributions in respect of each NEO’s account under Barrick’s Deferred Compensation Plans.

Name	NEO Contributions in Last Fiscal Year	Barrick Contributions in Last Fiscal Year(1)		Aggregate Earnings in Last Fiscal Year(2)		Aggregate Withdrawals or Distributions	Aggregate Balance at Fiscal Year- End
Mark Hill	—	$313,910		$260,554		—	$3,156,040
Tim Cribb	—	$6,250	(3)	—		—	$6,250
George Joannou	—	$98,483	(4)	$48,962	(4)	—	$1,561,256	(4)

(1)

Pursuant to Barrick’s Deferred Compensation Plans, an amount equal to 15% of an officer’s salary and API awards received during the year is accrued until termination of employment or retirement, as applicable. The API award in respect of the most recently completed fiscal year is awarded in the following February. Accordingly, the compensatory value for the year ended December 31, 2025 reflected in the table above includes 15% of the salary earned in 2025, and for Messrs. Hill and Joannou, 15% of the 2024 API that was awarded in February 2025. Messrs. Hill, Cribb and Joannou are our only NEOs who participate in Barrick’s Deferred Compensation Plans.

(2)

Aggregate earnings represent the change in market value of each NEO’s account balances under Barrick’s Retirement Trust Scheme or Executive Retirement Plan, as applicable, less any fee paid by such NEO.

(3)

The amount shown on this row represents 15% of Mr. Cribb’s base salary earned after December 1, 2025 because he began participating in Barrick’s Executive Retirement Plan effective as of December 1, 2025.

(4)

Mr. Joannou holds an Australian dollar denominated account and Canadian dollar denominated account under Barrick’s Deferred Compensation Plans. No contributions were made to the Australian dollar denominated account, and Australian dollar amounts have been converted to U.S. dollars using the annual average exchange rate reported by the Reserve Bank of Australia for 2025 (1 USD = 1.5514 AUD). Canadian dollar amounts have been converted to U.S. dollars at a rate using the annual average exchange rate reported by the Bank of Canada for 2025 (1 USD = 1.3978 CAD).

Potential Payments Upon Termination or Change-in-Control

The following table summarizes the estimated amounts that would have been payable to our NEOs under their existing arrangements with Barrick, under various termination scenarios, assuming a termination date of December 31, 2025 and a Barrick stock price of $43.55.

Name	Resignation ($)		Termination for Cause ($)	Termination Without Cause ($)		Retirement ($)		Termination Upon Death or Disability ($)		Termination Upon a Change in Control ($)
Mark Hill	—		—	$26,169,148	(1)	$19,450,662	(2)	$16,294,622	(3)	$24,058,685	(4)
Wessel Hamman	—		—	$933,580	(5)	—	(6)	$2,245,367	(3)	$4,331,799	(7)
Tim Cribb	—		—	$995,848	(5)	$6,250	(8)	$2,395,076	(3)	$5,581,049	(9)
Joe Heckendorn	—	(10)	—	—	(10)	—	(6)	$1,634,453	(3)	$4,195,994	(11)
George Joannou(12)	—		—	$1,151,780	(5)	$1,561,256	(13)	$2,814,231	(3)	$6,670,918	(14)

(1)

Pursuant to his employment agreement with Barrick, in the event of a termination without cause or resignation for good reason, Mr. Hill is entitled to a severance payment equal to two times his then-current base salary ($2,000,000), plus two times the most recent three-year average API award (200% of $1,397,243), 15% on the cash severance value in lieu of retirement contributions ($719,173), benefit continuation coverage for himself and his dependents for a 24-month period ($39,837) and access to outplacement services ($20,000). In addition, Mr. Hill is entitled to a pro-rated API equal to the greater of the most recent three-year average API award and the result of his API scorecard for the year of termination as determined by the Barrick Compensation Committee ($1,674,818) and a pro-rated long-term incentive payment for the year of termination as determined by the Compensation Committee ($2,626,212), and all of Mr. Hill’s remaining unvested PGSUs will continue to vest according to the normal schedule with a value of $16,294,622, subject to Mr. Hill’s compliance with restrictive covenants during such period.

(2)	Represents the value of Mr. Hill’s outstanding PGSUs, which will continue to vest upon his retirement and the total amount accrued for Mr. Hill under Barrick’s Retirement Trust Scheme.
(3)

Represents the aggregate market value of all unvested PGSUs or RSUs, as applicable, that would immediately vest upon the NEO’s death or Disability. The aggregate values of accelerated PGSUs were calculated by multiplying the number of unvested units as of December 31, 2025 by the closing price of Barrick common shares on the NYSE on December 31, 2025 ($43.55). The aggregate values of accelerated RSUs were calculated by multiplying the number of unvested units as of December 31, 2025 by the volume-weighted average trading price of Barrick common shares on the TSX or the NYSE, as applicable, on the last five trading days immediately preceding December 31, 2025 ($45.05).

(4)

Represents estimated payments to Mr. Hill under the CIC Severance Plan, assuming a qualifying termination (without Cause or for Good Reason, in each case, as defined in the CIC Severance Plan) within the two-year Change in Control protection period (“Change in Control Protection Period”), comprised of: (a) a pro-rata maximum annual performance incentive of $2,387,465; (b) one times Annual Total Direct Compensation of $4,597,588 (consisting of base salary of $1,000,000, plus average annual performance incentive for the three years preceding 2025 of $1,397,243, plus average PGSU award for three years preceding 2025 of $2,200,345); (c) the retirement contribution plan amount of $719,173 (representing two times 15% of the annual salary (the greater of the prior fiscal year salary or the annual salary rate in effect immediately before the Change in Control) plus the average of API paid over the last three completed fiscal years granted under the Deferred Compensation Plan); (d) full acceleration of all unvested PGSUs valued at $16,294,622; (e) compensation in lieu of benefits and perquisites ($39,837); and (f) job relocation counseling services (up to 18 months) ($20,000). No excise tax gross-up is provided under the CIC Severance Plan.

(5)	Represents the estimated value of pro-rata vesting of unvested PGSUs upon a termination without cause outside of the Change in Control Protection Period.
(6)

Except for Mr. Hill, none of the NEOs are currently eligible for retirement benefits under the applicable equity plans. Under the PGSU Plan, continued vesting upon retirement requires the applicable participant to have attained age 60. Under the LTI Plan, full acceleration is provided upon retirement. No incremental benefits would be payable upon retirement for our NEOs other than Mr. Hill.

(7)

Represents estimated payments to Mr. Hamman under the CIC Severance Plan, assuming a qualifying termination (without Cause or for Good Reason, in each case, as defined in the CIC Severance Plan) within the Change in Control Protection Period, comprised of: (a) a pro-rata maximum annual performance incentive of $770,000 (200% of base salary of $385,000); (b) one times Annual Total Direct Compensation of $1,185,129 (consisting of base salary of $385,000, plus average annual performance incentive for the three years preceding 2025 of $299,729, plus average PGSU award for three years preceding 2025 of $500,400); (c) the retirement contribution plan amount of $84,700 (representing two times the 401(k) employer contributions); (d) full acceleration of all unvested PGSUs valued at $2,245,367; (e) compensation in lieu of benefits and perquisites ($31,603); and (f) job relocation counseling services (up to 18 months) ($15,000). No excise tax gross-up is provided under the CIC Severance Plan.
(8)	Represents the total amount accrued for Mr. Cribb under Barrick’s Executive Retirement Plan.
(9)

Represents estimated payments to Mr. Cribb under the CIC Severance Plan, assuming a qualifying termination within the Change in Control Protection Period, comprised of: (a) a pro-rata maximum annual performance incentive of $1,500,000 (300% of base salary of $500,000); (b) one times Annual Total Direct Compensation of $1,369,674 (consisting of base salary of $500,000, plus average annual performance incentive for the three years preceding 2025 of $335,914, plus average PGSU award for three years preceding 2025 of $533,760); (c) the retirement contribution plan amount of $250,774 (representing two times 15% of the annual salary (the greater of the prior fiscal year salary or the rate in effect immediately before the Change in Control) plus the average of API paid over the last three completed fiscal years granted under the Executive Retirement Plan); (d) full acceleration of all unvested PGSUs valued at $2,395,076; (e) compensation in lieu of benefits and perquisites ($50,528); and (f) job relocation counseling services (up to 18 months) ($15,000). No excise tax gross-up is provided under the CIC Severance Plan.

(10)

Pursuant to the LTI Plan, upon a termination without cause outside of the Change in Control Protection Period, all RSUs that are unvested will terminate and be forfeited. These amounts do not include any cash severance as no employment agreements providing cash severance outside of a Change in Control are currently in effect for the NEOs.

(11)

Represents estimated payments to Mr. Heckendorn under the CIC Severance Plan, assuming a qualifying termination within the Change in Control Protection Period, comprised of: (a) a pro-rata maximum annual performance incentive of $800,000 (200% of base salary of $400,000); (b) one times Annual Total Direct Compensation of $1,600,000 (consisting of base salary of $400,000, plus average annual performance incentive of $400,000, plus average LTI award of $800,000); (c) the retirement contribution plan amount of $88,000 (representing two times the 401(k) employer contributions); (d) full acceleration of all unvested RSUs valued at $1,634,453 pursuant to the LTI Plan; (e) compensation in lieu of benefits and perquisites ($58,541); and (f) job relocation counseling services (up to 18 months) ($15,000). No excise tax gross-up is provided under the CIC Severance Plan.

(12)

The amount shown on this row was generally paid in Canadian dollars and has been converted to U.S. dollars at a rate using the annual average exchange rate reported by the Bank of Canada for 2025 (1 USD = 1.3978 CAD). In addition, Mr. Joannou holds an Australian dollar denominated account and Canadian dollar denominated account under Barrick’s Deferred Compensation Plans. Australian dollar amounts have been converted to U.S. dollars using the annual average exchange rate reported by the Reserve Bank of Australia for 2025 (1 USD = 1.5514 AUD).

(13)	Represents the total amount accrued for Mr. Joannou under Barrick’s Executive Retirement Plan.
(14)

Represents estimated payments to Mr. Joannou under the CIC Severance Plan, assuming a qualifying termination within the Change in Control Protection Period, comprised of: (a) a pro-rata maximum annual performance incentive of $1,802,832 (300% of base salary of $600,944); (b) one times Annual Total Direct Compensation of $1,685,950 (consisting of base salary of $600,944, plus average annual performance incentive for the three years preceding 2025 of $417,705, plus average PGSU award for three years preceding 2025 of $667,301); (c) the retirement contribution plan amount of $305,595 (representing two times 15% of the annual salary (the greater of the prior fiscal year salary or the rate in effect immediately before the Change in Control) plus the average of API paid over the last three completed fiscal years granted under the Deferred Compensation Plan); (d) full acceleration of all unvested PGSUs valued at $2,814,231; (e) compensation in lieu of benefits and perquisites ($47,310); and (f) job relocation counseling services (up to 18 months) ($15,000). No excise tax gross-up is provided under the CIC Severance Plan.

Compensation and Benefit Plans Following the Completion of the Offering

The following is a description of the compensation and benefit plans that we expect to adopt at or around the time of the completion of the offering. None of these plans have been formally adopted as of the date of this prospectus and the final terms of such plans may differ materially from the descriptions below.

American Barrick 2026 Performance Granted Share Unit Plan

We expect to adopt the American Barrick 2026 Performance Granted Share Unit Plan (the “American Barrick PGSU Plan”) in connection with the Separation. The American Barrick PGSU Plan is intended to generally mirror Barrick’s existing Performance Granted Share Unit Plan, amended and restated as of February 12, 2024, provided that, for any awards granted under the American Barrick PGSU Plan, such awards will be determined solely by reference to the performance of American Barrick instead of Barrick.

The terms of the American Barrick PGSUs to be granted pursuant to the American Barrick PGSU Plan are summarized below.

Characteristics	Description
Eligibility	Partners, as designated by us.

Maximum Potential Award	Awards under this plan are determined by multiplying: (a) a multiple, which varies by job level, of base salary determined annually by our compensation committee, and (b) a performance factor between 0% and 100% based on a multi-year performance assessment evaluated using the long-term company scorecard.

Minimum Award	0% of maximum potential award.

% of Total Long-Term Incentive	100% of long-term incentive awards.

Term	Awards granted vest in one-third increments on the 12-month, 24-month, and 33-month anniversaries of the date of grant (or, if the corresponding anniversary of the grant date falls during a blackout period, on the second trading day following the expiration of the blackout period), plus a requirement to hold shares of our common stock until the earlier of achieving the share ownership requirements or until termination of employment.

Vesting Criteria	PGSUs vest in one-third increments on the 12-month, 24-month, and 33-month anniversaries of the date of grant, subject to further holding restrictions. If the corresponding anniversary of the grant date falls during a blackout period, the vesting date is on the second trading day following the expiration of the blackout period. Shares of our common stock must be held until the earlier of achieving the applicable share ownership requirement (after which any shares of our common stock in excess of the requirement may be sold) or termination of employment or resignation.
Committee Discretion	Our compensation committee has the authority to waive the prohibitions on the sale, transfer, or other disposition of any or all shares of our common stock held by a participant, determined on a case-by-case basis, without stockholder approval.

Characteristics	Description

The value of the LTI award is within the sole discretion of our compensation committee, and our compensation committee has authority to increase or reduce any award implied from the long-term company scorecard. Specifically, our compensation committee has the discretion to approve a different payout level from that calculated according to the long-term company scorecard to ensure that the payout is appropriate.

Pricing at Time of Grant	Conversion from dollar value to units based on the volume-weighted average trading price of our common stock on the last five trading days immediately preceding the date of grant on the NYSE, or, if the grant date occurs during a blackout period or during the five trading days immediately following a blackout period, based on the five-day volume-weighted average trading price following the expiration of the blackout period.

Vesting	At vesting, each PGSU award (grant plus dividend equivalents) will have a value equal to the closing price of our common stock on the NYSE, on the vesting date multiplied by the number of PGSUs (including dividend equivalents accrued during the vesting period, where applicable) having vested.

Post-Vesting Treatment, Prohibitions, and Restriction Period

1.  When PGSUs vest, the value vested (less appropriate taxes and other withholdings required by applicable law) is used by a third-party administrative agent to purchase shares of our common stock on the open market.

2.  Shares of our common stock purchased (referred to as “Restricted Shares”) are subject to sale, transfer, hedging, and pledging prohibitions until the earlier of achieving the minimum share ownership requirements or termination of employment.

3.  Subject to the restrictions above, during the Restriction Period, participants have all incidents of ownership associated with the Restricted Shares, including voting rights and entitlements to cash dividends paid on our common stock.

4.  Restricted Shares are held by the third-party administrative agent through termination of employment (unless sold in accordance with the terms of the PGSU Plan) and prohibitions lapse and cease to apply on Restricted Shares based on the circumstances surrounding termination, as determined in the section below.

	Termination Event	Unvested PGSUs(1)	Restricted Shares(2)
Treatment on Termination	Termination without cause, retirement, or resignation (except for the purpose of joining or providing services to a Competitor (as defined in the PGSU Plan)).	1. For termination without cause, a prorated portion of unvested PGSUs vest based on actual performance achieved and proportion of vesting	Prohibitions lapse and cease to apply to all Restricted Shares upon termination of employment.

Termination Event	Unvested PGSUs(1)	Restricted Shares(2)

period worked; all remaining unvested PGSUs lapse and are forfeited.

2.  For resignation, all unvested PGSUs lapse and are forfeited.

3.  For retirement (defined as age 60 for the purposes of the Plan), unvested PGSUs continue to vest according to their vesting schedule, provided that the employee does not join, or provide services to, a Competitor during the continued vesting period. If the employee subsequently joins or provides services to a Competitor during the continued vesting period, all PGSUs that have not vested at such time lapse and are forfeited. If retirement occurs prior to a Change in Control, any remaining unvested PGSUs will vest and be paid out on or before the completion of the Change in Control.

Disability or death	Unvested PGSUs vest on the termination date or date of death, as applicable (except for U.S. participants, whose unvested PGSUs continue to vest based on the normal schedule).	Prohibitions lapse and cease to apply to all Restricted Shares on the termination date or date of death, as applicable.

	Termination Event	Unvested PGSUs(1)	Restricted Shares(2)

	Resignation or retirement related to joining, or providing services to, a Competitor or termination with cause.	All unvested PGSUs lapse and are forfeited.

Prohibitions lapse and cease to apply to all Restricted Shares in three tranches:

1.  50% of the Restricted Shares on the termination date;

2.  25% of the Restricted Shares on the first anniversary of the termination date; and

3.  25% of the Restricted Shares on the second anniversary of the termination date.

	Termination of employment without cause within two years following a Change in Control.	Unvested PGSUs vest on the termination date (except for U.S. participants, whose unvested PGSUs continue to vest based on the normal schedule).	Prohibitions lapse and cease to apply to Restricted Shares upon the occurrence of a bona fide third-party take-over bid provided that the take-over bid is successfully completed.

Dividend Equivalents	Dividends are credited or paid as and when declared.	For unvested PGSUs, dividends are credited as additional units during the vesting period, at the same rate as the dividends paid on our common stock.	For Restricted Shares, dividends are paid in cash as and when declared on our common stock (other than stock dividends or other distributions paid in the form of additional shares of our common stock, which shall be treated as Restricted Shares).
Form of Payment	On and beyond termination, the form of payment varies with unvested PGSUs and Restricted Shares.	1. Unvested PGSUs that become immediately vested on termination are paid in cash (less applicable tax and withholdings).	Restricted Shares may be sold in the open market for cash proceeds (or otherwise disposed of) when prohibitions lapse and cease to apply.

	Termination Event	Unvested PGSUs(1)	Restricted Shares(2)
2. Unvested PGSUs that continue to vest normally beyond termination are paid in cash (less applicable tax and withholdings) at the end of the normal vesting period.

Clawback	PGSUs are subject to the Clawback Policy and the Executive Officer Recovery Policy.

(1)	Our compensation committee may, in its discretion, accelerate vesting of all or a portion of the then unvested PGSUs.
(2)

Our compensation committee may, in its discretion, waive the prohibitions on the sale, transfer, or other disposition of the Restricted Shares with respect to any or all Restricted Shares held by the employee at any time and from time to time.

American Barrick 2026 Long Term Incentive Plan

We expect to adopt the American Barrick 2026 Long Term Incentive Plan (the “American Barrick LTI Plan”) in connection with the Separation. The American Barrick LTI Plan is intended to generally mirror Barrick’s existing LTI Plan. The terms of the RSU awards to be granted pursuant to the American Barrick LTI Plan are summarized below.

Characteristics	Description
Maximum Potential Award	100% of the target number of RSUs granted.

Minimum Award	100% of the target number of RSUs granted, subject to clawback.

Term	33 months.

Vesting Criteria	Vest up to three years from the date of grant.

Committee Discretion	Our compensation committee has the discretion to designate the vesting date for RSUs at the time of grant, which may result in grants that vest in less than three years.

Pricing at Time of Grant	Conversion from dollar value to units based on the volume-weighted average trading price of our common stock on the last five trading days immediately preceding the date of grant on the NYSE, or, if the grant date occurs during a blackout period or during the five trading days immediately following a blackout period, based on the five day volume-weighted average trading price following the expiration of the blackout period.
Dividend Equivalents	Credited as additional units during the vesting period, at the same rate as the dividends paid on our common stock.

Payout Value	At vesting, each RSU award (grant plus dividend equivalents) will have a value equal to the volume-weighted average trading price of our common stock on the NYSE, on the last five trading days immediately preceding the vesting date multiplied by the number of RSUs (including dividend equivalents accrued during the vesting period, where applicable). The compensation committee has the discretion to adjust awards in unusual circumstances.

Characteristics	Description

Form of Settlement	The compensation committee has the discretion to designate the form of settlement for RSUs at the time of grant, which may result in grants settled in cash or in after-tax shares upon vesting.

Post-Vesting Treatment, Prohibitions, and Restriction Period	The compensation committee has the discretion to apply restrictions on sale, transfer, encumbrance, or other disposition of any awards settled in after-tax shares.

Clawback	RSUs are subject to the Clawback Policy and the Executive Officer Recovery Policy.

American Barrick 2026 Deferred Share Unit Plan

We expect to adopt the American Barrick 2026 Deferred Share Unit Plan (the “DSU Plan”) in connection with the Separation. The DSU Plan is intended to generally mirror Barrick’s existing Deferred Share Unit Plan, in effect since 2004.

American Barrick Employee Stock Purchase Plan

In connection with this offering, we expect to implement an employee stock purchase plan, which we refer to as the American Barrick 2026 Employee Stock Purchase Plan (the “American Barrick ESPP”) that permits our employees to contribute up to a specified percentage of base salary and bonuses to purchase our shares at a 15% discount. One percent (1%) of the shares of our common stock on a fully diluted basis will be available for issuance under the American Barrick ESPP. The American Barrick ESPP is expected to become effective as of immediately prior to the completion of this offering.

American Barrick CIC Severance Plan

We expect to adopt the American Barrick CIC Severance Plan (the “American Barrick Severance Plan”) in connection with the Separation. The American Barrick Severance Plan is intended to generally mirror Barrick’s CIC Severance Plan.

American Barrick Supplemental Executive Retirement Plan

We expect to adopt an American Barrick supplemental executive retirement plan (the “American Barrick Executive Retirement Plan”) in connection with the Separation. The American Barrick Executive Retirement Plan is intended to generally mirror Barrick’s Executive Retirement Plan.

Other Compensation Governance Practices

We intend to implement share ownership guidelines, anti-pledging and anti-hedging policies, an insider trading policy and a Dodd-Frank compensation recoupment policy for our senior executives, including our NEOs.

Tax and Accounting Implications

Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), generally limits the tax deductibility of annual compensation paid by public companies for certain executive officers to $1 million. In determining the compensation of our NEOs, our compensation committee will consider the benefits of tax deductibility, in light of our overall compensation philosophy to provide market-leading compensation to our executives.

Director Compensation

We expect that, in connection with the Separation, our board of directors will approve an initial director compensation program, pursuant to which each of our non-employee directors will receive an annual director fee and an annual equity award in connection with their services. The following describes the director compensation program that we expect to apply to our non-employee directors following the Separation.

Non-Employee Director Compensation Program

Following the Separation, we expect that our compensation committee will oversee our director compensation and periodically review the compensation of our non-employee directors to attract and retain highly qualified and diverse board members and to align compensation with the demands of the role at a company of our size, scope and complexity. In conducting this review, we expect that our compensation committee will periodically consider benchmarking data from our peer group and from other mining and general industry companies. Our board of directors will approve our director compensation programs.

We expect that each of our non-employee directors, including the chair of our board of directors, will receive an annual retainer that covers his or her responsibilities, attendance and work performed during the year. We expect that each non-employee director other than the chair will be required to receive at least $175,000 (approximately 64%) of his or her annual retainer in the form of deferred share units (“DSUs”) granted under the DSU Plan and may elect to receive up to 100% of the annual retainer in DSUs or in cash used to purchase shares of our common stock that may not be sold, transferred or otherwise disposed of until the director leaves our board of directors. We expect that the lead director and the chairs and members of the standing committees of our board of directors will each receive an additional cash fee, paid quarterly, reflecting the workload and responsibilities of these positions. We do not expect to pay meeting fees, and we do not expect our non-employee directors to receive any long-term incentive compensation or pension benefits. Directors who are also our officers will not receive any compensation for their service as directors.

The following table sets forth the annual retainers and additional fees that we expect to be payable under our non-employee director compensation program following the Separation:

Type of Fee	Amount ($)
Annual Retainer
Chair of the Board	1,100,000
Non-Employee Director	275,000
Additional Committee and Other Fees
Audit & Risk Committee
Chairperson	40,000
Member	20,000
Compensation Committee
Chairperson	40,000
Member	20,000
ESG & Nominating Committee
Chairperson	25,000
Member	15,000
Lead Director	50,000
Meeting Fees	—

Deferred Share Unit Plan

Our non-employee directors will receive DSUs under the DSU Plan. We expect that DSUs will be the only form of equity award granted to our non-employee directors. Each DSU will be equal in value to one share of our common stock, will be fully vested upon grant and will not be paid out until the director leaves our board of directors. Following a director’s departure from our board of directors, the director may elect, at any time up to the end of the applicable calendar year, to have his or her DSUs redeemed for cash based on the value of our common stock on a redemption date following his or her notice of resignation. DSUs will be credited with dividend equivalents.

Director Share Ownership Requirements and Anti-Hedging Policy

Following the Separation, we expect to adopt share ownership guidelines that will require the chair of our board of directors and each of our non-employee directors to hold shares of our common stock and/or DSUs with a value of at least three times his or her annual board retainer. We expect that non-employee directors will have five years from the date of their initial election or appointment to satisfy this requirement, and shares of our common stock held in trust will count toward the requirement. We expect that compliance will be evaluated annually on December 31, and if the value of a director’s holdings falls below the requirement due to a significant decrease in the price of our common stock, the director will have two years from the end of the fiscal quarter in which the value first fell below the requirement to once again satisfy it. We also expect to adopt an anti-hedging policy that will prohibit our directors and officers from hedging the economic exposure of their ownership of our common stock and equity-based compensation

PRINCIPAL STOCKHOLDERS

The following table presents information relating to the beneficial ownership of shares of our common stock (1) immediately prior to the completion of this offering and (2) upon completion of this offering by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding shares of common stock; and

•	each of our executive officers and directors and persons nominated to serve in such positions.

The percentage of shares of common stock beneficially owned after this offering is based on      shares of common stock outstanding immediately prior to the completion of this offering and      shares of common stock to be outstanding after the completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares of common stock).

Prior to this offering, we were a wholly owned subsidiary of Barrick. Immediately following the completion of this offering, we expect that Barrick will beneficially own approximately   % of our outstanding shares of common stock and voting power (or approximately   % if the underwriters’ option to purchase additional shares of common stock is exercised in full). As long as Barrick continues to hold or has the ability to control a majority of the voting power of our outstanding shares of common stock, it will generally be able to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and approval of significant corporate transactions, without the approval of our other stockholders. Barrick’s controlling interest may discourage or prevent a change in control of our Company that other holders of our common stock may favor and may prevent other stockholders from influencing decisions. Barrick will also be able to exercise control over significant corporate activities involving the Company through its rights under the Relationship Agreement. See “Certain Relationships and Related Party Transactions—Agreements Between Barrick and Our Company—Relationship Agreement.”

Since Barrick will continue to own a majority of shares of our common stock following the completion of this offering, we will be a “controlled company” within the meaning of the corporate governance requirements of the NYSE. Accordingly, we will be exempt from certain corporate governance requirements of the NYSE until such time as we cease to be a “controlled company,” including requirements that a majority of our board of directors consist of independent directors and having a compensation committee and an environmental, social, governance & nominating committee that is composed entirely of independent directors. We may take advantage of these exemptions following the completion of this offering. See “Management—Controlled Company Exemption.”

The number of shares of common stock beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership as of any date includes any shares of common stock over which the individual has sole or shared voting power or investment power as well as any such shares of common stock that the individual has the right to acquire within 60 days of such date through the exercise of any option or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all shares of common stock held by that person based on information provided to us by such person.

Shares of common stock that a person has the right to acquire within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the business address for each beneficial owner is 2270 Corporate Circle, Suite 100, Henderson, Nevada 89074.

	Common Stock Beneficially Owned Prior to Completion of this Offering		Common Stock Beneficially Owned After the Completion of this Offering
Name of Beneficial Owner	Number	%	Number	%
5% or Greater Stockholders
Barrick(1)		100%
Directors and Executive Officers
Mark Hill		—
Tim Cribb		—
Wessel Hamman		—
Joe Heckendorn		—
Megan Tibbals		—
George Joannou		—
J. Brett Harvey		—
Brian L. Greenspun		—
Directors and executive officers as a group (persons)		—

*	Denotes less than 1.0% of beneficial ownership.
(1)	The address of Barrick is Barrick Mining Corporation, 161 Bay Street, Toronto, Ontario M5J 2S1, Canada.

DESCRIPTION OF MATERIAL INDEBTEDNESS

The following is a summary of our material indebtedness that we expect to have outstanding upon completion of the Separation and is qualified in its entirety by reference to the notes, indentures and credit agreements that govern such indebtedness, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part. Investors should read this description together with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the carve-out financial statements included elsewhere in this prospectus.

Revolving Credit Facility

We expect to enter into a revolving credit agreement with a borrowing capacity of up to $   on terms to be agreed with the lenders thereunder concurrently with the closing of this offering.

Senior Unsecured Notes and Guarantees

Our long-term debt includes a number of outstanding series of senior unsecured notes issued by our wholly-owned subsidiaries, Barrick Gold Finance Company (“BGFC”), Barrick (HMC) Mining Company (“BHMC”) and Barrick North America Finance LLC (“BNAF”), as described below. Each series of senior unsecured notes is unconditionally and irrevocably guaranteed by Barrick, and Barrick will continue to provide its guarantee on the same basis after the Separation. In consideration for such guarantee, we have agreed to pay a guarantee fee to Barrick, annually in arrears, in the amount of 5 basis points of the average principal amount of the senior unsecured notes outstanding during each calendar year commencing on the completion of this offering until no senior unsecured notes remain outstanding.

5.80% Notes due 2034

On November 12, 2004, BGFC issued $200 million aggregate principal amount of its 5.80% notes due 2034 (the “2034 Notes”) under an indenture among Barrick, Barrick Gold Inc. and BGFC, as issuers, Barrick, as guarantor, and The Bank of New York Mellon, as trustee (as successor to JPMorgan Chase Bank). Interest on the 2034 Notes accrues at 5.80% per annum and is payable semi-annually in arrears on May 15 and November 15 of each year. As of June 30, 2026, $200 million aggregate principal amount of the 2034 Notes was outstanding.

The 2034 Notes are unsecured and unsubordinated obligations of BGFC and are unconditionally and irrevocably guaranteed by Barrick on an unsecured and unsubordinated basis. Barrick will continue to provide its guarantee of the 2034 Notes on the same basis after the Separation. In consideration of this guarantee, we have agreed to pay a guarantee fee to Barrick, annually in arrears, in the amount of 5 basis points of the average principal amount of the 2034 Notes outstanding during each calendar year commencing on the completion of this offering until no 2034 Notes remain outstanding.

At BGFC’s option, the 2034 Notes may be redeemed at any time, in whole or in part, at a price equal to the greater of 100% of the principal amount and the sum of the present values of the remaining scheduled payments of principal and interest discounted to the redemption date at the Treasury Rate plus 20 basis points, in each case plus accrued and unpaid interest. The 2034 Notes may also be redeemed in whole but not in part upon certain changes in applicable tax law at a price equal to 100% of the principal amount plus accrued and unpaid interest.

The indenture governing the 2034 Notes also contains certain negative covenants that limit, subject to exceptions, BGFC’s ability to take certain actions, including incurring certain liens or consolidating, merging or transferring all or substantially all of its assets, and includes customary events of default.

6.35% Notes due 2036

On October 12, 2006, Barrick International (Barbados) Corp. (“BIBC”) issued $600 million aggregate principal amount of its 6.35% notes due 2036 (the “2036 Notes”) under an indenture among BIBC, as issuer,

BHMC, as the initial joint obligor, Barrick, as parent guarantor, and The Bank of New York Mellon, as trustee (as successor to The Bank of New York). Interest on the 2036 Notes accrues at 6.35% per annum and is payable semi-annually in arrears on April 15 and October 15 of each year. Under the terms of the indenture governing the 2036 Notes, scheduled amounts of principal were advanced to BHMC as joint obligor and correspondingly increased the principal amount payable by BHMC under the 2036 Notes, without increasing the aggregate principal amount of the 2036 Notes outstanding. As of June 30, 2026, $600 million aggregate principal amount of the 2036 Notes was outstanding. BIBC remains liable as a co-obligor for amounts payable by BHMC under the 2036 Notes.

The 2036 Notes are unsecured and unsubordinated obligations of BHMC and BIBC and are unconditionally and irrevocably guaranteed by Barrick on an unsecured and unsubordinated basis. Barrick will continue to provide its guarantee of the 2036 Notes on the same basis after the Separation. In consideration of this guarantee, we have agreed to pay a guarantee fee to Barrick, annually in arrears, in the amount of 5 basis points of the average principal amount of the 2036 Notes outstanding during each calendar year commencing on the completion of this offering until no 2036 Notes remain outstanding.

At BHMC’s or BIBC’s option, the 2036 Notes may be redeemed on any interest payment date, in whole or in part, at a price equal to the sum of the principal amount, accrued and unpaid interest and the present value of the remaining scheduled payments of interest (excluding interest accrued to the redemption date) discounted to the redemption date at the Treasury Rate plus 25 basis points. The 2036 Notes may also be redeemed in whole but not in part upon certain changes in applicable tax law at a price equal to 100% of the principal amount plus accrued and unpaid interest.

The indenture governing the 2036 Notes also contains certain negative covenants that limit, subject to exceptions, BHMC’s and BIBC’s ability to take certain actions, including incurring certain liens or consolidating, merging or transferring all or substantially all of their assets, and includes customary events of default.

Because BIBC will be a Barrick subsidiary following the Separation and will continue to be liable as a co-obligor for amounts payable by BHMC under the 2036 Notes, BHMC will indemnify and hold harmless BIBC for any amounts payable by BIBC under the 2036 Notes.

7.50% Notes due 2038

On September 11, 2008, BNAF issued $250 million aggregate principal amount of its 7.50% notes due 2038 (the “2038 Notes”) under an indenture among Barrick, Barrick Gold Financeco LLC and BNAF, as issuers, Barrick, as guarantor, and The Bank of New York Mellon, as trustee. Interest on the 2038 Notes accrues at 7.50% per annum and is payable semi-annually in arrears on March 15 and September 15 of each year. As of June 30, 2026, $250 million aggregate principal amount of the 2038 Notes was outstanding.

The 2038 Notes are unsecured and unsubordinated obligations of BNAF and are unconditionally and irrevocably guaranteed by Barrick on an unsecured and unsubordinated basis. Barrick will continue to provide its guarantee of the 2038 Notes on the same basis after the Separation. In consideration of this guarantee, we have agreed to pay a guarantee fee to Barrick, annually in arrears, in the amount of 5 basis points of the average principal amount of the 2038 Notes outstanding during each calendar year commencing on the completion of this offering until no 2038 Notes remain outstanding.

At BNAF’s option, the 2038 Notes may be redeemed on any date, in whole or in part, at a price equal to the greater of 100% of the principal amount and the sum of the present values of the remaining scheduled payments of principal and interest discounted to the redemption date at the Treasury Rate plus 50 basis points, in each case plus accrued and unpaid interest. The 2038 Notes may also be redeemed in whole but not in part upon certain changes in applicable tax law at a price equal to 100% of the principal amount plus accrued and unpaid interest.

The indenture governing the 2038 Notes also contains certain negative covenants that limit, subject to exceptions, BNAF’s ability to take certain actions, including incurring certain liens or consolidating, merging or transferring all or substantially all of its assets, and includes customary events of default. Upon the occurrence of both a change of control of Barrick and a downgrade of the 2038 Notes below investment grade within a specified period, BNAF will be required to make an offer to purchase the 2038 Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest.

5.70% Notes due 2041

On June 1, 2011, BNAF issued $850 million aggregate principal amount of its 5.70% notes due 2041 (the “2041 Notes”) under an indenture among Barrick and BNAF, as issuers, Barrick, as guarantor, Citibank, N.A., as indenture agent, and Citibank, N.A., as trustee (as successor to Wilmington Trust Company) (the “2011 Indenture”). Interest on the 2041 Notes accrues at 5.70% per annum and is payable semi-annually in arrears on May 30 and November 30 of each year. As of June 30, 2026, $850 million aggregate principal amount of the 2041 Notes was outstanding.

The 2041 Notes are unsecured and unsubordinated obligations of BNAF and are unconditionally and irrevocably guaranteed by Barrick on an unsecured and unsubordinated basis. Barrick will continue to provide its guarantee of the 2041 Notes on the same basis after the Separation. In consideration of this guarantee, we have agreed to pay a guarantee fee to Barrick, annually in arrears, in the amount of 5 basis points of the average principal amount of the 2041 Notes outstanding during each calendar year commencing on the completion of this offering until no 2041 Notes remain outstanding.

At BNAF’s option, the 2041 Notes may be redeemed at any time, in whole or in part, at a price equal to the greater of 100% of the principal amount and the sum of the present values of the remaining scheduled payments of principal and interest discounted to the redemption date at the Treasury Rate plus 25 basis points, in each case plus accrued and unpaid interest. The 2041 Notes may also be redeemed in whole but not in part upon certain changes in applicable tax law at a price equal to 100% of the principal amount plus accrued and unpaid interest.

The 2011 Indenture also contains certain negative covenants that limit, subject to exceptions, BNAF’s ability to take certain actions, including incurring certain liens or consolidating, merging or transferring all or substantially all of its assets, and includes customary events of default. Upon the occurrence of both a change of control of Barrick and a downgrade of the 2041 Notes below investment grade within a specified period, BNAF will be required to make an offer to purchase the 2041 Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest.

5.75% Notes due 2043

On May 2, 2013, BNAF issued $850 million aggregate principal amount of its 5.75% notes due 2043 (the “2043 Notes”) under the 2011 Indenture described above. Interest on the 2043 Notes accrues at 5.75% per annum and is payable semi-annually in arrears on May 1 and November 1 of each year. As of June 30, 2026, $850 million aggregate principal amount of the 2043 Notes was outstanding.

The 2043 Notes are unsecured and unsubordinated obligations of BNAF and are unconditionally and irrevocably guaranteed by Barrick on an unsecured and unsubordinated basis. Barrick will continue to provide its guarantee of the 2043 Notes on the same basis after the Separation. In consideration of this guarantee, we have agreed to pay a guarantee fee to Barrick, annually in arrears, in the amount of 5 basis points of the average principal amount of the 2043 Notes outstanding during each calendar year commencing on the completion of this offering until no 2043 Notes remain outstanding.

At BNAF’s option, the 2043 Notes may be redeemed at any time, in whole or in part, at a price equal to the greater of 100% of the principal amount and the sum of the present values of the remaining scheduled payments of principal and interest discounted to the redemption date at the Treasury Rate plus 45 basis points, in each case plus accrued and unpaid interest. The 2043 Notes may also be redeemed in whole but not in part upon certain changes in applicable tax law at a price equal to 100% of the principal amount plus accrued and unpaid interest.

The 2011 Indenture also contains certain negative covenants that limit, subject to exceptions, BNAF’s ability to take certain actions, including incurring certain liens or consolidating, merging or transferring all or substantially all of its assets, and includes customary events of default. Upon the occurrence of both a change of control of Barrick and a downgrade of the 2043 Notes below investment grade within a specified period, BNAF will be required to make an offer to purchase the 2043 Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest.

Promissory Note

Immediately prior to the completion of this offering, we intend to declare a dividend payable to Barrick by issuing the Promissory Note to Barrick in the aggregate principal amount of $   to facilitate the return of capital from us to Barrick. See “Certain Relationships and Related Party Transactions—Relationship with Barrick—Dividend to Barrick and Promissory Note.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of certain related party transactions we have entered into during the last three fiscal years, or plan to enter into in connection with the Separation and this offering, with any of our executive officers, directors or their immediate family and holders of more than 5% of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements which are described under “Executive and Director Compensation.”

Relationship with Barrick

Historical Relationship with Barrick

Barrick currently provides certain services to us, and direct, indirect and allocated costs for such services have been allocated to us. The allocations include costs related to corporate services, such as executive management, information technology, legal, finance and accounting, human resources, tax, treasury, research and development, sales and marketing, shared facilities and other services. Allocations were determined on a reasonable and consistent basis using either specific identification when identifiable, or metrics that reflect the costs associated with the North America Business, such as operating costs and capital expenditures. These costs are included in general and administrative expenses in our carve-out financial statements. These allocations also reflect expense allocations for certain support functions that are provided on a centralized basis within Barrick, such as expenses for business technology, technical and engineering services, facilities, legal, finance, human resources, business development, public affairs and procurement, as well as certain operational and supply costs incurred by mining sites that are shared with other Barrick business units, and may be higher or lower than the comparable expenses we would have actually incurred, or will incur in the future, as a standalone company.

Following the completion of this offering, we expect Barrick to continue to provide many of the services described above, and we will provide certain services to Barrick, in each case on a transitional basis for a fee. These services will be provided under the Services Agreement described below.

Barrick as Our Controlling Stockholder

In connection with this offering, Barrick will complete an internal reorganization that, among other things and subject to limited exceptions, is expected to result in us owning, directly or indirectly, the North America Business, and in assets and liabilities that are not part of the North America Business being retained by or transferred to Barrick.

Immediately following the completion of this offering, we expect that Barrick will beneficially own approximately   % of our outstanding shares of common stock and voting power (or approximately   % if the underwriters’ option to purchase additional shares of common stock is exercised in full). See “The Separation” and “Risk Factors—Risks Related to the Separation.”

Beneficial ownership of at least 80% of the total voting power and 80% of each class of non-voting capital stock is required in order for Barrick to effect a tax-free spin-off of us or certain other tax-free transactions. As of the date of this prospectus, Barrick does not intend or plan to undertake a spin-off of our Company or another tax-free transaction involving our Company. We will agree that for so long as Barrick or its successor-in-interest has the ability to effect a distribution of shares of our common stock it holds that is tax-free for U.S. federal income tax purposes, we will not knowingly take or fail to take any action that could reasonably be expected to preclude Barrick’s or its successor-in-interest’s ability to undertake such a tax-free distribution.

Dividend to Barrick and Promissory Note

Immediately prior to the completion of this offering, we intend to declare a dividend payable to Barrick by issuing the Promissory Note to Barrick in the aggregate principal amount of $   to facilitate the return of

capital from us to Barrick. The Promissory Note will accrue interest at a rate of   % per annum and will mature on     . The Promissory Note will provide that we will have the right at our option to prepay the outstanding amounts, including principal and any accrued interest thereon, in whole or in part, without premium or penalty. We intend to use approximately $   of the net proceeds that we receive from this offering to repay in full the indebtedness under the Promissory Note. See “Use of Proceeds.”

Guarantee Fees

Each series of our senior unsecured notes is unconditionally and irrevocably guaranteed by Barrick, and Barrick will continue to provide its guarantee on the same basis after the Separation. In consideration for such guarantee, we have agreed to pay a guarantee fee to Barrick, annually in arrears, in the amount of 5 basis points of the average principal amount of the senior unsecured notes outstanding during each calendar year commencing on the completion of this offering until no senior unsecured notes remain outstanding. See “Description of Material Indebtedness—Senior Unsecured Notes and Guarantees.”

Agreements Between Barrick and Our Company

In connection with the Separation and completion of this offering, we and Barrick intend to enter into certain agreements that will give effect to the Separation and provide a framework for our relationship with Barrick following the Separation. Of the agreements summarized below, the material agreements are filed as exhibits to the registration statement of which this prospectus is a part, and the summaries of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified in their entirety by reference to the full text of such agreements. The terms of the agreements described below that will be entered into in connection with the Separation are in draft form and are not yet final. Changes to these agreements, some of which may be material, may be made prior to our separation from Barrick.

Separation Agreement

We intend to enter into the Separation Agreement with Barrick prior to the completion of this offering that will, together with the other agreements summarized below, govern (i) the relationship between us and Barrick following the completion of this offering (including with respect to the allocation of assets and liabilities between us and Barrick) and (ii) certain matters related to this offering.

Transfer of Assets and Assumption of Liabilities

The Separation Agreement will identify certain transfers of assets and assumptions of liabilities that are necessary to effect the Separation. In exchange for and in connection with these transfers, we will assume the liabilities associated with the assets of the North America Business. The Separation Agreement will provide that such transfers and assumptions will result in us generally holding (1) all assets primarily related to, or used or held for use primarily in connection with, our business or operations and (2) all liabilities to the extent relating to, arising out of, or resulting from the past or current operation or conduct of our business. However, the Separation Agreement also provides that certain assets and liabilities will be allocated between us and Barrick without regard to such general rule.

In addition, we and Barrick will agree to use our respective reasonable best efforts to divide, partially assign, modify, or replicate (in whole or in part) our respective rights and obligations under and in respect of any contract or agreement that relates in any material respect to both our business and Barrick’s business, with certain of these shared contracts surviving closing. To the extent any such shared contract is not divided, assigned, modified or replicated prior to the Separation, we and Barrick will reasonably cooperate to provide that each party receives the benefits and bears the obligations of its portion of such shared contract until the earlier of two years following the Separation and the time such shared contract is so divided, assigned, modified or replicated.

Internal Transactions

The Separation Agreement will include certain internal transactions, as determined by Barrick in its sole and absolute discretion, to effect our separation from Barrick that will occur prior to the completion of this offering.

Intercompany Arrangements

All agreements, arrangements, commitments, and understandings, exclusively between us, on the one hand, and Barrick, on the other hand, will terminate at or as promptly as practicable following the Separation, and in any event within one year following the Separation, and we and Barrick will use our reasonable best efforts to settle all intercompany accounts between us, in each case except specified agreements and arrangements that are intended to survive the Separation, including the Separation Agreements.

Representations and Warranties

In general, neither we nor Barrick will make any representations or warranties regarding any assets or liabilities transferred or assumed, the sufficiency of such assets for the conduct of our or Barrick’s business, any consents or approvals that may be required in connection with these transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party, or the legal sufficiency of any conveyance documents. Except as expressly set forth in the Separation Agreement, any other agreement we will enter into with Barrick in connection with the Separation or any representation letter delivered in connection with the Separation, all assets will be transferred on an “as is,” “where is” basis.

Delayed or Improper Transfers

In the event that it is discovered any time after the consummation of the Separation that there was an omission of transfer or conveyance by us or by Barrick of any assets or liabilities, as the case may be, we and Barrick will agree to use our respective reasonable best efforts to promptly effect any such transfer, conveyance, acceptance or assumption of such assets or liabilities. In addition, in the event that it is discovered any time after the Separation that there was an improper transfer or conveyance, or acceptance or assumption of any asset or liability, as the case may be, we and Barrick will agree to use our respective reasonable best efforts to promptly transfer or convey such asset or liability back to the transferring or conveying party or to rescind any acceptance or assumption of such asset or liability. Further, to the extent that any transfer or conveyance of an asset (subject to certain exceptions as described in the Separation Agreement) required by the Separation Agreement to be so transferred, conveyed, accepted or assumed shall not have been completed on or prior to the Separation, we and Barrick will also agree to use our respective reasonable best efforts to effect such transfer, conveyance, acceptance, or assumption as promptly following the date of the Separation as reasonably practicable.

The Initial Public Offering

The Separation Agreement will govern our and Barrick’s respective rights and obligations with respect to the Separation and this offering. Prior to the completion of this offering, we will agree to take all actions reasonably requested by Barrick in connection with the Separation and this offering.

Conditions

The Separation Agreement will provide that certain conditions must be satisfied or waived by Barrick, in its sole and absolute discretion, before the Separation can occur. Barrick’s obligation to consummate the Separation is subject to, among other things, receipt of the authorization and approval of the board of directors of Barrick, which authorization and approval shall not be withdrawn.

Distributions and Dispositions of Company Shares Held by Barrick

Barrick will have the sole and absolute discretion, subject to applicable law, to determine the terms of, and whether and when to proceed with, a distribution of shares of our common stock owned by Barrick to its stockholders or any other dispositions of such shares, including in one or more public offerings or private transactions, following the completion of this offering. We will be required to cooperate with Barrick and to take all reasonable actions requested by Barrick to effect any such distribution or disposition, and will agree to not knowingly take or fail to take any action that could reasonably be expected to preclude Barrick’s or its successor-in-interest’s ability to undertake a distribution that qualifies for tax-free treatment under Section 355 of the Code, including the issuance or sale of stock or securities that would cause Barrick to cease to own 80% of the total voting power and 80% of each class of our non-voting capital stock. In connection with any such distribution or other disposition by Barrick of its interest in the Company, the parties will act in good faith to terminate or modify any surviving inter-company arrangements or accounts, shared contracts, credit support instruments, services and related agreements following written notice by Barrick of its intention to effect such a distribution or disposition.

Termination

Barrick, in its sole and absolute discretion, will be permitted to terminate the Separation Agreement at any time prior to the Separation. Following the Separation, the Separation Agreement may be terminated only by mutual written agreement of the Parties.

Release of Claims

We and Barrick will each agree, subject to certain exceptions, to release the other party and its affiliates, successors, and assigns and all persons that, at or prior to the completion of this offering, have been the other party’s stockholders, directors, officers, agents, or employees, and their respective heirs, executors, administrators, successors, and assigns, from any and all claims against any of them that arise out of or relate to events, circumstances, or actions occurring or failing to occur or any conditions existing at or prior to the completion of this offering. This release will not apply to claims that may arise under the Separation Agreements and other specified matters.

Indemnification

We and Barrick will each agree to indemnify the other party and each of the other party’s current and former stockholders, directors, officers, agents, and employees, and each of the heirs, executors, successors, and assigns of any of the foregoing, against certain liabilities incurred in connection with the Separation Agreements and our and Barrick’s respective businesses. The amount of each party’s indemnification obligations will be reduced by any insurance proceeds or other third-party proceeds the party being indemnified receives. The Separation Agreement will also specify procedures regarding claims subject to indemnification.

Management of Legal Actions

The Separation Agreement will govern the management and direction of pending and future legal actions in which we or Barrick are named as a party. In general, neither we nor Barrick may resolve any legal action without the prior written consent of the other party if such resolution contains any finding or admission of any violation of law by such other party, would result in any non-monetary remedy against such other party, or does not include a full and unconditional release of such other party (to the extent such other party is a named party in the legal action).

Insurance

The Separation Agreement will provide for the allocation between the parties of rights and obligations under existing insurance policies with respect to claims covered by Barrick’s existing commercial insurance policies provided by third-party insurers and set forth procedures for the administration of insured claims and related matters. We expect to generally continue coverage under Barrick’s insurance policies until such policies are renewed in the ordinary course or for such longer period as we may determine in certain circumstances. Following the Separation, any new insurance policy we obtain will be required to meet reasonable minimum requirements set by Barrick.

Intellectual Property

We and Barrick will grant each other a worldwide, irrevocable, non-exclusive, royalty-free license under non-trademark intellectual property owned by the licensor party, and each party will grant the other a corresponding license under any improvements that such licensor party makes to such intellectual property following the Separation, in each case, solely for use in the operation of the applicable licensee’s business and reasonable extensions, evolutions or expansions thereof. If a licensee to the other’s intellectual property undergoes a Change of Control, such licensee will lose the right to use future improvements developed by the other party. We intend to enter into a Trademark License Agreement, whereby, effective upon the Separation, Barrick will grant us a worldwide, non-exclusive, royalty-free license to use certain of its trademarks, including the “Barrick” name, in the operation of our business, until we cease to be a subsidiary of Barrick. We will also grant Barrick a one-year worldwide, non-exclusive, royalty-free transitional license to continue using our trademarks in the manner in which they were used in Barrick’s business as of the Separation, and Barrick will use commercially reasonable efforts to discontinue such use as soon as practicable after the Separation.

Dispute Resolution

We and Barrick will attempt in good faith to resolve disputes arising under the Separation Agreement by negotiation among our respective senior officers for a period up to 30 days. Any dispute unable to be resolved through this process will be resolved through final and binding arbitration.

Services Agreement

We intend to enter into the Services Agreement with Barrick to provide each other certain administrative, human resources, treasury, technical and support services and other assistance following the Separation. The Services Agreement will specify the calculation of the costs for these services. The cost of these services will generally equal the costs incurred by the service provider in performing them, including rent, salaries, overhead, and other operating expenses, plus an arm’s-length markup, and will not exceed a commercially reasonable rate that could be obtained from an independent third party for similar services.

Under the Services Agreement, we expect to receive certain services, including information technology services, technical, exploration and engineering support, application support for operations, legal, payroll, finance, health & safety, human resources, insurance, internal audit & risk, tax and accounting, general administrative services and other support services. As costs and revenues for these services historically were included in our operating results through expense allocations from Barrick, we do not expect the costs and revenues associated with the Services Agreement to be materially different and, therefore, we do not expect such costs and revenues to materially affect our results of operations or cash flows after becoming a standalone company.

Neither party will be liable to the other for indirect, special, consequential, or punitive damages, and each party’s aggregate liability as a service provider will not exceed the amount paid to it for services during the preceding 12 months, in each case other than for indemnification obligations and claims arising from fraud, gross negligence, or willful misconduct.

The term of the Services Agreement will continue until the last service provided under the Services Agreement is terminated or expires. In addition, either we or Barrick may terminate the Services Agreement upon written notice given on or after the date that is 36 months after the date Barrick no longer owns the majority of the voting power of our outstanding shares of common stock.

We and Barrick will attempt in good faith to resolve disputes arising under the Services Agreement by negotiation among our respective senior officers for a period up to 30 days. Any dispute unable to be resolved through this process will be resolved through final and binding arbitration.

Tax Matters Agreement

We intend to enter into the Tax Matters Agreement with Barrick that will govern our and Barrick’s respective rights, responsibilities and obligations after the closing of this offering with respect to certain tax matters, including tax liabilities, tax attributes, tax returns and tax contests.

With respect to taxes other than those incurred in connection with the Separation, the Tax Matters Agreement will provide that we will generally indemnify Barrick for (1) any taxes with respect to tax returns that include only us or our subsidiaries (or only include income with respect to the North America Business), and (2) any taxes included on a combined or consolidated return (or calculated on a combined basis) with Barrick or its subsidiaries, but solely with respect to any such taxes attributable to the North America Business (including any incremental taxes imposed on Barrick under legislation imposed pursuant to the OECD Pillar Two Model Rules as a result of us or our subsidiaries being part of any combined group with Barrick or any of its subsidiaries). Barrick will generally indemnify us for (1) any taxes with respect to tax returns that include only Barrick or its subsidiaries (or only include income with respect to the Global Business) and (2) any taxes included on a combined or consolidated return (or calculated on a combined basis) with us or our subsidiaries, but solely with respect to any such taxes attributable to the Global Business. We will also be required to indemnify Barrick for certain taxes imposed under the Foreign Investment in Real Property Tax Act (“FIRPTA”) to the extent such taxes are incurred by Barrick or its subsidiaries as a result of actions taken by us or our subsidiaries after the completion of this offering. Similarly, Barrick will be required to indemnify us for certain taxes imposed under FIRPTA to the extent such taxes are incurred by us or our subsidiaries as a result of actions taken by Barrick or its subsidiaries after the completion of this offering.

With respect to certain taxes incurred in connection with the Separation, the Tax Matters Agreement will provide that those will generally be allocated to, and paid by, Barrick. However, we will be allocated, and be required to indemnify Barrick for, certain taxes imposed as a result of the transfer of assets to us in connection with the Separation and any increases in the amount of any taxes imposed on the Separation that are otherwise expected to be incurred in connection with the Separation to the extent that such increases arise due to actions or omissions by us that would reasonably be expected to result in such additional taxes.

Neither our obligations nor Barrick’s obligations under the Tax Matters Agreement will be subject to any cap.

As of the date of this prospectus, Barrick has informed us that it has no plan to undertake a distribution of our stock intended to qualify as tax-free spin-off for U.S. federal income tax purposes. Nevertheless, the Tax Matters Agreement will set forth our and Barrick’s respective rights, responsibilities and obligations with respect to any possible tax-free distribution. If Barrick were to decide to pursue a possible tax-free distribution, we will agree to cooperate with Barrick and to take any actions reasonably requested by Barrick in connection with such a transaction (including in connection with the receipt of a tax ruling or opinion in connection therewith). We will also agree not to knowingly take or fail to take any actions that could reasonably be expected to preclude Barrick’s ability to undertake a tax-free distribution, including issuances of shares of common stock exceeding certain thresholds.

We will also agree pursuant to the Tax Matters Agreement that in the event Barrick completes a tax-free distribution, we will comply with covenants that impose certain restrictions on us designed to preserve the tax-free nature of such distribution. We will be barred from taking any action, or failing to take any action, where such action or failure to act would be inconsistent with the tax-free status of such distribution. In addition, during the period ending two years after the date of such distribution, these covenants will restrict certain actions, including share issuances, business combinations, sales of assets and similar transactions. We may take these actions only if (1) Barrick obtains a private letter ruling from the Internal Revenue Service (“IRS”) (or other applicable taxing authority) or an opinion from a tax counsel or accountant of recognized national standing to the effect that such action would not jeopardize the tax-free status of such distribution, in each case satisfactory to Barrick, or (2) we obtain prior written consent of Barrick. In addition, regardless of whether we are so permitted to take any of these actions under the Tax Matters Agreement, we generally would be responsible for, and be required to indemnify Barrick for, any taxes resulting from the failure of such distribution to qualify as a tax-free transaction to the extent such taxes are attributable to, or result from, taking any such action and a percentage of such taxes to the extent such taxes are not attributable to, or do not result from, any such action.

Employee Matters Agreement

We will enter into the Employee Matters Agreement with Barrick, which will govern our relationship with Barrick with respect to employment, compensation and benefits matters. The Employee Matters Agreement will govern, among other things, the allocation of employee-related liabilities, the mechanics for the allocation of employees between us and Barrick, the treatment of outstanding equity awards and the impact of the Separation on the respective employees’ participation in Barrick’s or our retirement, health and welfare plans.

Allocation of Employee-Related Liabilities

Except as otherwise provided in the Employee Matters Agreement, effective as of the Separation, we will generally assume or retain employee-related liabilities relating to individuals who devote 50% or more of their working time to the North America Business, together with any individuals listed on a schedule to the Employee Matters Agreement (“American Barrick Employees”), and to individuals who separated from service on or before the Separation and at that time devoted 50% or more of their working time to the North America Business, together with any individuals listed on a schedule to the Employee Matters Agreement (“American Barrick Former Employees”), as well as to our directors. Barrick will generally assume or retain employee-related liabilities relating to its own current and former employees and directors, in each case, whenever arising. Each party will reimburse the other for liabilities allocated to it that the other pays after the Separation. Neither the transfers of employment nor the Separation will be treated as a termination of employment or give rise to any right to severance, and the Separation will not constitute a “change in control” under any Barrick or American Barrick benefit plan.

Employee Transfers

Except as otherwise provided in the Employee Matters Agreement and subject to applicable law, effective as of no later than the Separation, the employment or services of each American Barrick Employee will be continued by, or transferred to, us, and the employment or services of each other Barrick employee will be continued by, or transferred to, Barrick.

Benefit Plans Generally

Benefit plans primarily for the benefit of American Barrick Employees or American Barrick Former Employees, or their dependents and beneficiaries, (other than certain plans described below that will remain with Barrick), together with the U.S. SERP and the Nevada Gold Deferred Compensation Plan (as each is defined in the Employee Matters Agreement), will be assumed or retained by us. All other benefit plans will remain with Barrick. American Barrick Employees and American Barrick Former Employees will largely participate in our benefit plans from and after the Separation. We will reimburse Barrick for any participation by American Barrick Employees and American Barrick Former Employees in plans retained by Barrick. Service with the Barrick group prior to the Separation will be recognized under our benefit plans, except to the extent it would result in a duplication of benefits or is prohibited by applicable law.

Collective Bargaining Agreements

We will adopt and assume, or retain and continue, each collective bargaining agreement covering American Barrick Employees as the successor employer and will recognize the unions and works councils party to those agreements. Barrick will retain the collective bargaining agreements covering Barrick employees, and, as of the Separation, neither group will have further liability under the other’s agreements.

Equity Incentive Compensation

Barrick will retain the Barrick equity incentive plans, including Barrick’s Performance Granted Share Unit Plan (the “Barrick PGSU Plan”), Long-Term Incentive Plan and Deferred Share Unit Plan, together with the Barrick Share Purchase Plan, and we will adopt “mirror” equity plans that reference shares of our common stock, consisting of the American Barrick PGSU Plan, the American Barrick LTI Plan and the DSU Plan, in each case, that mirrors the applicable existing Barrick plan.

We will assume each outstanding Barrick restricted share unit, performance granted share unit, and deferred share unit held by American Barrick employees, as applicable, together with any accrued but unpaid dividend equivalent units, and each such award will be converted into a corresponding award in respect of shares of our common stock and administered by us under the applicable mirror plan. Barrick awards held by American Barrick Former Employees will remain outstanding under the applicable Barrick plan; however, liabilities with respect to such awards will be our liabilities. All liabilities with respect to our mirror plans, whether arising before, on or after the Separation, will be our liabilities.

The number of shares of our common stock subject to each converted award will equal the product of the number of shares or units subject to the corresponding Barrick award held immediately prior to the Separation and a fraction, the numerator of which is the volume-weighted average price of a Barrick common share for the 20 trading day period that includes the 19 trading days immediately preceding the Separation together with the Separation Date as reported on the NYSE and the denominator of which is the volume-weighted average price of a share of our common stock for the 20 trading day period immediately following the date of the Separation as reported on the NYSE, rounded down to the nearest whole unit.

Converted awards will generally continue in accordance with their original terms and conditions, except that under the mirror equity plans, awards will reference American Barrick and American Barrick shares. Barrick shares acquired by American Barrick Employees and American Barrick Former Employees under any Barrick equity incentive plans that are subject to a holding period immediately prior to the Separation will remain subject to such holding period (including, with respect to each Barrick share acquired under the Barrick Share Purchase Plan, the requirement to hold them until the earlier of five years from purchase or separation from service, and with respect to each Barrick share acquired under the Barrick PGSU Plan, the requirement that such shares be held until the applicable share ownership requirements are met). None of the transactions contemplated by the Employee Matters Agreement will accelerate the vesting of any award, trigger settlement of any deferred share unit award, cause any applicable holding period to lapse or otherwise constitute a separation from service, change in control or other event giving rise to a right of payment or settlement under the Barrick equity incentive plans or our mirror plans. Any Barrick deferred share unit award issued prior to the Separation to any director of Barrick, whether or not such individual is also a director of American Barrick at the time of the Separation, will continue to be outstanding under Barrick’s Deferred Share Unit Plan. For purposes of vesting and any other purpose for which service with the Barrick group was relevant, service will be treated as continuing by reason of continued service with either Barrick or us following the Separation, and amounts payable under a deferred share unit award will be paid only upon the holder’s separation from service from both Barrick and us. Dividend equivalent units will continue to accrue following the Separation in accordance with the terms of the applicable plan and award.

Annual Incentive Awards

Each party will pay annual cash incentive awards to its own current and former employees for the 2026 fiscal year and thereafter. Barrick (or its applicable authorized designee) will determine performance achievement for the 2026 fiscal year under annual cash incentive plans, with our consent as to individual performance target determinations for American Barrick Employees. For purposes of eligibility to receive payment, service will be deemed to continue by reason of continued service with Barrick or us following the Separation. Beginning with the 2027 fiscal year, we will establish our own annual cash incentive programs for American Barrick Employees, with any decisions with respect to such plans that occur prior to the Separation Time subject to the consent of the board of directors of Barrick (or its applicable authorized designee).

Defined Contribution Plans

Barrick will retain the tax-qualified defined contribution plans primarily for the benefit of Barrick employees or Barrick Former Employees, together with their related assets, trusts and accounts, including the Barrick Deferral Plans (as defined in the Employee Matters Agreement). Barrick will also retain each registered or supplemental pension plan that was in place prior to the Separation for the benefit of American Barrick Former Employees and Barrick Former Employees (herein after referred to as the Legacy Canadian Pension Plans). We will retain or assume the tax-qualified defined contribution plans primarily for the benefit of American Barrick Employees or American Barrick Former Employees (other than the Legacy Canadian Pension Plans), together with their related assets, trusts and accounts. Following the Separation, we will have no further liability under the defined contribution plans retained by Barrick, including the Legacy Canadian Pension Plans, except with respect to costs directly related to the provision of benefits to American Barrick Employees and American Barrick Former Employees.

Supplemental Executive Retirement Plan

We will adopt, establish and maintain a supplemental executive retirement plan that mirrors the Barrick Executive Retirement Plan (as defined in the Employee Matters Agreement), and will assume all liabilities for American Barrick Employees who are active participants in the Barrick Executive Retirement Plan as of the Separation. Barrick will have no liability under our mirror supplemental executive retirement plan.

U.S. SERP and Nevada Gold Deferred Compensation Plan

We will assume and operate each of the U.S. SERP and the Nevada Gold Deferred Compensation Plan in accordance with its terms as in effect immediately prior to the Separation. Barrick will have no further liability under those plans, except with respect to costs directly related to the provision of benefits to its own current and former employees.

Retirement Trust Scheme

Barrick will continue to operate the Retirement Trust Scheme. Liabilities under that scheme with respect to costs directly associated with provision of benefits to American Barrick Employees and American Barrick Former Employees will be American Barrick liabilities, and all other liabilities under the Retirement Trust Scheme will be Barrick employee liabilities.

Share Purchase Plan

Effective as of the Separation, we will adopt a share purchase plan similar to the Barrick Share Purchase Plan. It may differ in terms as needed to make it tax-qualified in the United States. After the Separation, our employees who took part in the Barrick plan will be eligible to buy our common stock under our share purchase plan in accordance with its terms.

Welfare and Other Benefit Plans

Each party will retain its own welfare plans, which in our case are those welfare plans primarily for the benefit of American Barrick Employees or American Barrick Former Employees, or their dependents and beneficiaries, together with their related assets and reserves. Claims incurred under a party’s welfare plan before the Separation but paid afterward with respect to the other party’s current or former employees will be reimbursed to the other party. The transactions will not trigger retiree welfare benefits or COBRA continuation rights, and the parties will use commercially reasonable efforts to recognize prior deductibles, elections, waiting periods and similar items under the welfare plans.

Severance, Individual Agreements and Restrictive Covenants

Barrick will retain its change-in-control severance plans for the benefit of Barrick employees covered by those plans immediately prior to the Separation, and we will adopt severance plans consistent with the terms and conditions of those Barrick plans as in effect immediately prior to the Separation, covering at least those American Barrick Employees who were covered by the corresponding Barrick plan. Severance that becomes payable to any American Barrick Employee or American Barrick Former Employee in respect of terminations occurring prior to, on or after the Separation will be paid by us. Individual agreements will be assigned to the Barrick or American Barrick entity that employs the applicable employee following the Separation and, to the extent assignment is not permitted by the terms of the agreement or by applicable law, that entity will be treated as a successor to, and third-party beneficiary of, the agreement. Barrick will retain the protections of restrictive covenants contained in agreements with its own and our current and former employees, and we will be treated as a successor to Barrick for purposes of agreements containing restrictive covenants with American Barrick Employees and American Barrick Former Employees. Notwithstanding any such covenant, Barrick employees and American Barrick Employees will be permitted to provide services to Barrick following the Separation, and we will not seek to enforce any such covenant against Barrick. We will assume liability for accrued vacation and paid time off of American Barrick Employees and establish vacation and other paid time-off plans and policies that are materially consistent with the plans or policies applicable to American Barrick Employees immediately prior to the Separation.

Administration, Tax and Indemnification

Barrick may provide transitional benefit administration services under the Services Agreement and will retain the human resources information system, and we may establish our own following the Separation. Each party will be responsible for payroll for its own employees from the applicable payroll transition date, which may vary by jurisdiction, and will handle tax withholding and reporting for its own plans and awards, and will be entitled to the related tax deductions. Each party will indemnify the other for the employee-related liabilities allocated to it, subject to the indemnification framework of the Separation Agreement. The Employee Matters Agreement will not confer any right to continued employment, compensation or benefits on any employee or former employee, and will not create any third-party beneficiary rights.

Relationship Agreement

We intend to enter into the Relationship Agreement with Barrick, to be effective concurrently with the closing of this offering, which will govern certain aspects of our ongoing relationship with Barrick as described below.

Governance

The Relationship Agreement will provide that our board of directors will initially consist of seven directors, at least four of whom will be independent within the rules of the NYSE.

The Relationship Agreement will provide that, as long as Barrick beneficially owns a majority of our outstanding shares of common stock, Barrick will have the right to designate a majority of the members of our board of directors and a majority of the members of any committees of our board. The Relationship Agreement will provide that, thereafter, as long as Barrick beneficially owns at least 10% of our issued and outstanding shares of common stock, Barrick will have the right to designate a number of directors of our board that is proportionate to its ownership of shares of our common stock (rounded up to the next whole integer) and at least one member of each committee of our board of directors.

The Relationship Agreement will provide that, as long as Barrick beneficially owns at least 35% of our outstanding shares of common stock, Barrick will have the right to designate the chair of our board of directors.

The Relationship Agreement will provide that we will be entitled to nominate our Chief Executive Officer to our board, and a director nominated in that capacity will not count as one of the Barrick nominees.

The Relationship Agreement will provide that for so long as Barrick beneficially owns a majority of our outstanding shares of common stock, all of the actions of our board will require the affirmative vote of at least a majority of our entire board, including at least three Barrick nominees. For a quorum to be present at any meeting of our board, a Barrick nominee who is not an independent director of our board, or, if there is no non-independent director nominee, at least one other Barrick nominee, must be in attendance.

Covenants

The Relationship Agreement will provide that, as long as Barrick beneficially owns at least 35% of our issued and outstanding shares of common stock, we will be required to obtain the prior written consent of Barrick before taking the following actions:

•	Any change in the size of our board of directors (other than any change resulting from the failure by our stockholders to elect a full slate of directors);

•	Amendments or restatements of our articles of incorporation or our bylaws;

•	Any recapitalization, reclassification, split, share dividend or dividend in kind, share exchange, spin-off or combination of us or any of our or our subsidiaries’ securities;

•	The appointment and removal of the Chief Executive Officer; and

•

The commencement or settlement of litigation (other than litigation between us and Barrick) that could adversely impact or be reasonably expected to adversely impact Barrick meaningfully, as determined by the board of directors acting reasonably and in good faith in consultation with Barrick.

The Relationship Agreement will provide that we will adopt a dividend policy approved by Barrick upon the consummation of this offering, which policy may not be amended without Barrick’s prior written consent for so long as Barrick beneficially owns at least 35% of our outstanding shares of common stock.

Barrick will also have customary pre-emptive rights to participate in future equity offerings by the Company to maintain its level of ownership of shares of our common stock. If Barrick elects to exercise its pre-emptive rights, we must take commercially reasonable steps to facilitate the rights of Barrick, including by conducting a private placement or direct offering to Barrick or increasing the size of the offering. Barrick will be entitled to purchase at the lowest price paid by any investor in the offering, without regard to underwriting fees or commissions and, while the purchase and sale of any securities to Barrick is delayed as a result of required regulatory or shareholder approvals, any decrease in Barrick’s ownership percentage will be disregarded for all purposes of the Relationship Agreement.

Exchange of Information, Information Technology and Data

We and Barrick will each agree to provide each other, following the completion of this offering, with information relating to periods prior to the completion of this offering which is reasonably necessary to (1) comply with reporting, disclosure, filing, notification, or other requirements of any national securities exchange or governmental authority, for use in judicial, regulatory, administrative, and other proceedings, (2) satisfy audit, accounting, regulatory, litigation, and other similar requirements or (3) comply with any obligations under the Relationship Agreement and Separation Agreements.

In addition, we will agree to provide Barrick with certain data access rights.

We will also agree to comply with certain covenants relating to our financial and technical reporting for so long as Barrick beneficially owns at least 5% of our outstanding shares of common stock. These covenants will include, among others, covenants regarding:

•	delivery or supply of monthly, quarterly, and annual financial information and periodic budgets and financial projections to Barrick;

•	maintenance of certain disclosure and financial controls;

•	provision to Barrick of access to our auditors, employees and qualified persons, as applicable, and certain books and records related to internal accounting controls or operations;

•

preparation and delivery to Barrick of all scientific and technical information relating to our mineral properties that Barrick is required to report under applicable securities laws, together with associated consents and certificates of qualified persons, the maintenance of separate books, records and technical data, and the delivery of technical data and provision of reasonable access to our mineral properties, associated infrastructure, personnel, inventories, technical data and related assets underlying such reporting;

•	provision to Barrick of all information in order to reconcile GAAP compliant and other information to IFRS; and

•

cooperation with Barrick in the preparation of Barrick’s public filings and press releases, and preparation on behalf of Barrick of any technical reports required to be disclosed by Barrick in respect of our material properties, as Barrick determines in its sole and absolute discretion.

In addition, we will agree to provide Barrick with information and services to support its technical reporting obligations under applicable securities laws.

Other Terms

The Relationship Agreement will also contain customary mutual non-disparagement and confidentiality provisions, will provide for arbitration of disputes, and will terminate when Barrick ceases to beneficially own at least five percent of shares of our common stock.

Registration Rights Agreement

We intend to enter into the Registration Rights Agreement with Barrick, pursuant to which we will grant Barrick and its affiliates certain registration rights with respect to shares of our common stock owned by them.

Demand registration. Barrick will be able to request registration under the Securities Act, including on a shelf basis, of all or a portion of the shares of common stock held by it, and we will be obligated, subject to certain customary exceptions and conditions, to register or qualify such stock. We will not be required to effect more than four underwritten offerings in any 12-month period.

Piggyback registration. If we propose to file a registration statement in connection with a public offering of our securities in a manner that would permit the inclusion of the shares of common stock held by Barrick, Barrick will have the right to include its shares of common stock in that offering, subject to certain customary limitations.

Registration expenses. We will generally be responsible for all registration expenses in connection with our obligations under the Registration Rights Agreement. Barrick will be responsible for any applicable underwriting discounts, commissions and transfer taxes in respect of any shares of our common stock that it sells.

Indemnification. The Registration Rights Agreement will contain customary indemnification and contribution provisions by us for the benefit of Barrick and, in limited circumstances, by Barrick for our benefit with respect to information provided by Barrick for inclusion in any registration statement, prospectus or related document.

Related Party Transaction Policy

Following the completion of this offering, we will have a written general policy that all material transactions with a related party, as well as all material transactions in which there is an actual, or in some cases, perceived, conflict of interest, will be subject to prior review and approval by our audit & risk committee comprised of independent directors, which will determine whether such transactions or proposals are fair and reasonable to us and our stockholders. In general, potential related party transactions will be identified by our management and discussed with our audit & risk committee at its meetings. Detailed proposals including, where applicable, financial and legal analyses, alternatives and management recommendations, will be provided to our audit & risk committee with respect to each issue under consideration, and decisions will be made by our audit & risk committee with respect to the foregoing related party transactions after opportunity for discussion and review of materials. When applicable, our audit & risk committee will request further information and, from time to time, will request guidance or confirmation from internal or external counsel or auditors.

Indemnification of Directors and Officers

Our bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by Nevada law, subject to limited exceptions. In addition, our articles of incorporation will limit the individual liability of our directors and officers to the fullest extent permitted by Nevada law. We also intend to enter into indemnification agreements with our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Nevada law against liabilities that may arise by reason of their service to us, and to advance expenses, including attorneys’ fees, incurred by them in defending against proceedings to which they are or are threatened to be made a party or participant, subject to limited exceptions. There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

DESCRIPTION OF CAPITAL STOCK

In connection with this offering, we will adopt our articles of incorporation and our bylaws. The following description summarizes the material terms of our articles of incorporation and our bylaws, which will be in effect prior to the completion of this offering, as well as relevant sections of the NRS. The following description is not complete and is qualified by reference to the full text of our articles of incorporation and our bylaws, forms of which have been filed as exhibits to the registration statement of which this prospectus forms a part, as well as the applicable provisions of the NRS.

General

Our purpose is to engage in any lawful act or activity for which corporations may be organized under the NRS. Our authorized capital stock will consist of 1,000,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. Upon completion of this offering, there will be      shares of our common stock outstanding and no shares of our preferred stock outstanding.

Common Stock

Holders of shares of our common stock will be entitled to the rights set forth below.

Voting Rights

Each holder of shares of our common stock will be entitled to one vote per share of our common stock on all matters which may be submitted to the holders of shares of our common stock. At any meeting of our stockholders, the holders of a majority in voting power of the outstanding shares entitled to vote at such meeting must be present in person or represented by proxy in order to constitute a quorum.

At any meeting of our stockholders at which a quorum is present, all matters submitted for determination by our stockholders (other than director elections) will be determined by the affirmative vote of the holders of the majority of the voting power of the outstanding shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter, unless a minimum or different vote is provided by applicable law, the rules of any stock exchange upon which our securities are listed, any regulation applicable to us or our securities, our articles of incorporation or our bylaws. Except as otherwise required by law, a nominee for election as a director will be elected to our board of directors at a meeting at which a quorum is present by a majority of the votes cast with respect to that director’s election; provided, however, that if the number of director nominees exceeds the number of directors to be elected, then directors will be elected by a plurality of the votes cast at such meeting.

In accordance with NRS 78.335, our articles of incorporation will provide that any director may be removed from office at any time, with or without cause, by vote of not less than two-thirds of the voting power of the outstanding shares entitled to vote thereon.

Rights Regarding Dividends and Other Distributions

Subject to any preferential rights of any outstanding shares of our preferred stock, each holder of shares of our common stock will be entitled to receive ratably the dividends or other distributions, if any, as may be declared from time to time by our board of directors out of any assets lawfully available for the payment of dividends or other distributions. The Relationship Agreement will provide that we will adopt a dividend policy approved by Barrick upon the consummation of this offering, which policy may not be amended without Barrick’s prior written consent for so long as Barrick beneficially owns at least 35% of our outstanding shares of common stock. See “Dividend Policy” and “Certain Relationships and Related Party Transactions—Agreements Between Barrick and Our Company—Relationship Agreement.”

The NRS only permits the board of directors of a corporation, subject to any restrictions in the articles of incorporation, to declare and pay dividends or other distributions if, after giving effect to the dividend or other distribution (a) the corporation would be able to pay its debts as they become due in the usual course of business; or (b) except as otherwise specifically allowed by the articles of incorporation, the corporation’s total assets would not be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved immediately after the time of the distribution, to satisfy the preferential rights upon such dissolution of holders of shares of any class or series of the capital stock of the corporation having preferential rights superior to those receiving the distribution. Our articles of incorporation will provide that we are allowed to make any distribution that otherwise would be prohibited by NRS 78.288(2)(b) and, accordingly, we will not be subject to the “balance sheet” test described in clause (b) of the immediately preceding sentence.

The declaration, amount and payment of any dividends or other distributions in the future will be made at the sole discretion of our board of directors in accordance with applicable law and we may reduce or discontinue entirely the payment of such dividends or other distributions at any time. Our board of directors may take into account, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

Liquidation, Dissolution and Winding-Up Rights

In the event of a liquidation, dissolution or winding-up of the Company, each holder of shares of our common stock will be entitled to ratable distribution of our net assets that remain after the payment in full of all liabilities and the liquidation preferences of any outstanding shares of our preferred stock.

Other Rights

Holders of shares of our common stock will have no preemptive or conversion rights under our articles of incorporation to purchase, subscribe for or otherwise acquire any shares of our common stock or preferred stock or other securities. Barrick will have contractual preemptive rights to participate in future issuances of our equity securities, and registration rights with respect to the shares of our common stock that it holds, in each case under the agreements described under “Certain Relationships and Related Party Transactions—Agreements Between Barrick and Our Company.” There are no redemption or sinking fund provisions applicable to the shares of our common stock.

Preferred Stock

Our board of directors will be authorized, without further vote or action by our stockholders, to provide for the issuance from time to time of shares of our preferred stock in series and, as to each series, to fix the designation; the dividend rate and the preferences, if any, which dividends on that series will have compared to any other class or series of our capital stock; the voting rights, if any; the liquidation preferences, if any; the conversion privileges, if any; and the redemption price or prices and the other terms of redemption, if any, applicable to that series. Cumulative dividends, dividend preferences and conversion, exchange and redemption provisions, to the extent that some or all of these features may be present when shares of our preferred stock are issued, could have an adverse effect on the availability of earnings for distribution to the holders of shares of our common stock or for other corporate purposes.

Anti-Takeover Effects of Various Provisions of Nevada Law, Our Articles of Incorporation and Our Bylaws

Provisions of the NRS, our articles of incorporation and our bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe the benefits of increased protection of the ability of our board of directors to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals, including because negotiation of these proposals could result in an improvement of the terms of the proposals.

Restrictions on Business Combinations

Nevada’s “combinations with interested stockholders” statutes (NRS 78.411 through 78.444, inclusive) provide that specified types of business “combinations” between certain Nevada corporations and any person deemed to be an “interested stockholder” of the corporation are prohibited for two years after such person first becomes an “interested stockholder” unless the corporation’s board of directors approves the combination (or the transaction by which such person becomes an “interested stockholder”) in advance, or unless the combination is approved by the board of directors and 60% of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates. Furthermore, in the absence of prior approval, certain restrictions may apply even after such two-year period. For purposes of these statutes, an “interested stockholder” is any person who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding shares of the corporation. The definition of the term “combination” is sufficiently broad to cover most significant transactions between a corporation and an “interested stockholder.”

These statutes generally apply to Nevada corporations which are “resident domestic corporations,” meaning those corporations with 200 or more stockholders of record. However, a Nevada corporation may elect in its articles of incorporation not to be governed by these particular laws, but if such election is not made in the corporation’s original articles of incorporation, or if such election is not made prior to the date on which the corporation first becomes a resident domestic corporation, the amendment (1) must be approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power of the corporation not beneficially owned by interested stockholders or their affiliates and associates, and (2) is not effective until 18 months after the vote approving the amendment and does not apply to any combination with a person who first became an interested stockholder on or before the effective date of the amendment. Pursuant to NRS 78.434(5), we will make such an opt-out election in our articles of incorporation prior to becoming a resident domestic corporation.

Control Share Acquisitions

Nevada’s “acquisition of controlling interest” statutes (NRS 78.378 to 78.3793, inclusive) prohibit an acquirer, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statutes specify three stockholder voting power thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Generally, once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with Nevada’s dissenter’s rights statutes (NRS 92A.300 through 92A.500, inclusive).

A corporation may elect to not be governed by, or “opt out” of, the control share provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. We will opt out of the control share statutes in our bylaws.

Size of Board, Removal of Directors and Vacancies

Our articles of incorporation will provide that the number of directors will be fixed from time to time by our board of directors. Effective prior to the completion of this offering, our board of directors will consist of seven directors. Our board of directors will not be divided into classes, and each director will hold office until the next annual meeting of stockholders and until his or her successor is duly elected and qualified, subject to his or her earlier death, resignation or removal.

Under NRS 78.335, subject to limited statutory exceptions and unless the articles of incorporation or an amendment thereto provide for a higher voting threshold, any director or one or more of the incumbent directors may be removed as such only by the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote, which is currently the minimum proportion permitted under Nevada law for such purpose. Our articles of incorporation and our bylaws apply the two-thirds voting requirement for removal of any incumbent directors, as imposed by NRS 78.335.

Our articles of incorporation will provide that any vacancies in our board of directors, however created, will be filled by appointment made by a majority of the remaining directors, subject to the rights of Barrick under the Relationship Agreement. In addition, our articles of incorporation will provide that any directorship to be filled by reason of an increase in the number of directors on our board of directors will be filled by election by a majority of the directors then in office or by a sole remaining director (other than directors elected by the holders of any series of preferred stock then outstanding) and, except as provided in the Relationship Agreement, may not be filled in any other manner.

Under the Relationship Agreement, Barrick will have certain rights with respect to the designation for nomination, election or appointment of directors (including the chair) and members of committees of the board based on their beneficial ownership of our outstanding shares of common stock. In addition, we will be required to obtain the prior written consent of Barrick before increasing or decreasing the size of our board of directors. See “Management—Composition of the Board of Directors” and “Certain Relationships and Related Party Transactions—Agreements Between Barrick and Our Company—Relationship Agreement.”

Special Stockholder Meetings

Our articles of incorporation will provide that a special meeting of our stockholders may be called at any time by (1) the Chair of our board of directors or our Chief Executive Officer, (2) our board of directors, pursuant to a written resolution adopted by the affirmative vote of the majority of the total number of directors that our board of directors would have if there were no vacancies or (3) Barrick, so long as Barrick is the beneficial owner of at least a majority of the voting power of our outstanding capital stock. Our articles of incorporation will provide that no other person or persons will have the ability to call a special meeting.

Stockholder Action by Written Consent

Our articles of incorporation will provide that (1) for so long as Barrick beneficially owns a majority of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, our stockholders will be permitted to act by written consent without a duly called annual or special meeting of our stockholders if such written consent is signed by holders of shares of our capital stock having at least the minimum number of votes necessary to authorize such action and (2) from and after the first time that Barrick ceases to beneficially own a majority of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, holders of shares of our common stock will not be able to act by written consent and will only be able to act at a duly called annual or special meeting of our stockholders.

Requirements for Advance Notification of Stockholder Proposals

Our bylaws will establish advance notice procedures for business (including any nominations for directors other than nominations made by Barrick pursuant to the Relationship Agreement), to be properly brought by a stockholder before an annual or special meeting of our stockholders. In general, any such notice must be received by us not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting, or in the event that no annual meeting was held in the previous year, or the date of the annual meeting has been changed by more than 30 days earlier or 60 days later than the first anniversary of the preceding year’s annual meeting, notice by the proposing stockholder to be timely must be received not earlier than the 120th day before the annual meeting and not later than the close of business on the later of the 90th day before the annual meeting or the 10th day following the day on which public announcement of such meeting is first made.

In addition, our bylaws will require that a stockholder’s notice must include certain information relating to, among other things, the proposing stockholder, the proposed business and the proposed nominee(s), as applicable.

No Cumulative Voting

Under the NRS, the right to vote cumulatively does not exist unless the articles of incorporation specifically authorize cumulative voting. Our articles of incorporation will not provide for cumulative voting. Therefore, stockholders holding a majority of the voting power of the shares of our capital stock entitled to vote generally in the election of directors will be able to elect all of our directors.

Undesignated Preferred Stock

The authority that our board of directors will possess to issue preferred stock, as described under “—Preferred Stock,” could potentially be used to discourage attempts by third parties to obtain control of us through a merger, tender offer or proxy contest or otherwise by making such attempts more difficult or more costly. Our board of directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of shares of our common stock.

Amendments to Articles of Incorporation

Our articles of incorporation will provide that it may be amended or altered by the Company in any manner provided by the NRS. Our articles of incorporation will also provide that the affirmative vote of the holders of a majority of the voting power of our outstanding shares of capital stock entitled to vote thereon, voting as a single class, generally is required to amend our articles of incorporation, provided, however, that the affirmative vote of the holders of at least two-thirds of the voting power of our outstanding shares of capital stock entitled to vote thereon, voting as a single class, is required to amend certain provisions relating to the composition of our board of directors, the calling of special meetings of stockholders, stockholder action by written consent, certain relationships and transactions with Barrick (including relating to corporate opportunities), the procedure for amending our articles of incorporation and our bylaws and any provision relating to the amendment of any of these provisions.

Under the Relationship Agreement, we will be required to obtain the prior written consent of Barrick before amending or altering our articles of incorporation. See “Certain Relationships and Related Party Transactions—Agreements Between Barrick and Our Company—Relationship Agreement.”

Amendments to Bylaws

Our articles of incorporation will provide that our bylaws may be amended, altered or repealed and new bylaws made by (1) our board of directors or (2) the affirmative vote of the holders of at least two-thirds of the voting power of our outstanding shares of capital stock entitled to vote thereon.

Under the Relationship Agreement, we will be required to obtain the prior written consent of Barrick before amending or altering our bylaws. See “Certain Relationships and Related Party Transactions—Agreements Between Barrick and Our Company—Relationship Agreement.”

Conflicts of Interest; Corporate Opportunities

In order to address potential conflicts of interest between us and Barrick, our articles of incorporation will include certain provisions regulating and defining the conduct of our affairs to the extent that they may involve Barrick and its directors, officers or employees. These provisions generally recognize that we and Barrick may engage in the same or similar business activities and lines of business or have an interest in the same areas of corporate opportunities and that we and Barrick will continue to have contractual and business relations with each other, including directors, officers or employees of Barrick serving as our directors, officers or employees.

Following the completion of this offering and until (1) Barrick ceases to beneficially own any shares of our capital stock and (2) no person who is a Barrick director, officer or employee is also serving as a director or officer of ours, our articles of incorporation will renounce, to the fullest extent permitted by NRS 78.070(8), any interest or expectancy of ours in any corporate opportunities that are presented to Barrick or any of its affiliates or to our directors, officers or employees who are also directors, officers or employees of Barrick, so long as such corporate opportunity was not expressly offered to such person solely in his or her capacity as a director or officer of ours. Moreover, our articles of incorporation will provide that Barrick will have no duty to communicate information regarding a corporate opportunity to us or refrain from engaging in the same or similar lines of business or doing business with any of our clients, customers or vendors.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

The NRS authorizes corporations to limit or eliminate, subject to limited statutory exceptions and unless the articles of incorporation or an amendment thereto (in each case filed on or after October 1, 2003), provide for greater individual liability, the individual liability of directors and officers to corporations and their stockholders and creditors for any damages as a result of any act or failure to act in such individual’s capacity as a director or officer, unless the statutory presumption established under NRS 78.138(3) (namely that directors and officers, in deciding upon matters of business, are presumed to act in good faith, on an informed basis and with a view to the interests of the corporation) has been rebutted, and it is proven that (i) the director’s or officer’s act or failure to act constituted a breach of his or her fiduciary duties as a director or officer, and (ii) such breach involved intentional misconduct, fraud or a knowing violation of law. Our articles of incorporation will include a provision that eliminates the individual liability of our directors and officers to the fullest extent permitted under Nevada law. The effect of these provisions is to eliminate the rights of us and our stockholders or creditors to recover monetary damages from a director or officer for breach of fiduciary duty as a director or officer, including breaches involving grossly negligent behavior but not intentional misconduct, fraud or a knowing violation of law.

Our bylaws will provide that we must indemnify, to the fullest extent allowable under the NRS, our current and former directors or officers for liabilities and expenses incurred thereby in connection with any action, suit or proceeding by reason of such person’s official capacity. In addition, our bylaws will also provide that we must advance reasonable expenses actually and reasonably incurred by our current and former directors and officers in defense of certain proceedings, subject to our receipt of an undertaking by or on behalf of such person to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under our bylaws or otherwise. Our bylaws will expressly authorize us to carry directors’ and officers’ insurance to protect us and our current and former directors, officers, employees and agents against liabilities and expenses incurred by them in such capacity or arising out of their status as such.

The limitation of liability and indemnification provisions that will be in our articles of incorporation and our bylaws may discourage stockholders from bringing a lawsuit against directors and officers for breaches of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. The limitation of liability and indemnification provisions that will be in our articles of incorporation and our bylaws will not alter the liability of directors and officers under the federal securities laws.

In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding against us or any of our directors, officers or employees for which indemnification is sought.

Limited Fiduciary Duty of Controlling Stockholders

Pursuant to NRS 78.240, no stockholder (other than a “controlling stockholder” as discussed below) has any fiduciary duty to us or any other stockholder, and each stockholder (other than a “controlling stockholder”), regardless of such stockholder’s relative ownership of shares, is entitled to exercise or withhold the voting power of such shares in such stockholder’s personal interest and without regard to any other person or interest. A “controlling stockholder” is defined as a stockholder of a corporation having the voting power, by virtue of such stockholder’s relative beneficial ownership of shares or otherwise pursuant to the articles of incorporation, to elect at least a majority of the corporation’s directors. The only fiduciary duty of a controlling stockholder of a corporation, in such person’s capacity as a stockholder, is to refrain from exerting undue influence over any director or officer of the corporation with the purpose and proximate effect of inducing a breach of fiduciary duty by such director or officer, for which breach the director or officer is liable pursuant to NRS 78.138, and which breach:

•

directly relates to the initiation, evaluation, negotiation, authorization or approval by the board of directors, or a committee thereof, of a contract or transaction to which the controlling stockholder or any of its affiliates or associates is a party or in which the controlling stockholder or any of its affiliates or associates has a material and nonspeculative financial interest; and

•

results in material, nonspeculative and non-ratable financial benefit to the controlling stockholder, which benefit excludes, and results in a material and nonspeculative detriment to the other stockholders generally.

However, the exercise or withholding of voting power by a controlling stockholder, or the indication or implication by a controlling stockholder as to whether or to what extent such voting power may be exercised or withheld, does not, by itself, constitute or indicate a breach of this limited fiduciary duty. A controlling stockholder is presumed to have not breached its fiduciary duty with respect to any contract or transaction if it is authorized or approved, or recommended to the board of directors, by a committee of the board consisting only of disinterested directors.

Due to the aggregate voting power of our capital stock held by Barrick at the time of this offering, Barrick would be deemed, at such time, to be a “controlling stockholder” under the statutory provisions described above.

Relationship Agreement

We intend to enter into a relationship agreement with Barrick in connection with this offering. See “Certain Relationships and Related Party Transactions—Agreements Between Barrick and Our Company—Relationship Agreement” for a description of this agreement. Among other things, this agreement will grant Barrick the right to designate a majority of the members of our board of directors and a majority of the members of any committees of our board as long as Barrick beneficially owns a majority of our outstanding shares of common stock. Our articles of incorporation and bylaws will implement provisions of this agreement.

Exclusive Forum

Our articles of incorporation will provide that, unless we consent to the selection of an alternative forum, the Eighth Judicial District Court of the State of Nevada in Clark County, Nevada, will, to the fullest extent permitted by law, be the sole and exclusive forum for any action, suit or proceeding, whether civil, administrative or investigative:

•

that is an internal action (as defined in NRS 78.046), meaning any action, suit or proceeding (1) brought in the name or right of the corporation or on its behalf, including, without limitation, any derivative action subject to NRS 41.520, (2) for or based upon any breach of any fiduciary duty owed by any director, officer or controlling stockholder of the corporation in such capacity, or (3) arising pursuant to, or to interpret, apply, enforce or determine the validity of, any provision of this title, the articles of incorporation, the bylaws or any voting or stockholders’ agreement entered into pursuant to NRS 78.365 to which the corporation is a party or a stated beneficiary thereof;

•	as to which the NRS confers jurisdiction on the District Court of the State of Nevada; or

•	asserting a claim governed by the internal affairs doctrine.

However, if the Eighth Judicial District Court of the State of Nevada does not have jurisdiction over any such action, the action may be brought instead in the United States District Court for the District of Nevada. In addition, our articles of incorporation will provide that the foregoing provisions will not apply to claims arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act.

Our articles of incorporation will further provide that, to the fullest extent not inconsistent with any applicable U.S. federal laws (including the Securities Act and the Exchange Act), any and all “internal actions” (as defined in NRS 78.046) must be tried in a court of competent jurisdiction (subject to the exclusive forum provisions in our articles of incorporation) before the presiding judge as the trier of fact and not before a jury. Pursuant to NRS 78.046, such requirement will conclusively operate as a waiver of the right to trial by jury by each party to any such “internal action,” but not to the extent any such waiver would be inconsistent with or prohibited under the federal securities laws (including the Securities Act and the Exchange Act) and the rules and regulations thereunder. Under NRS 78.046, the limited waiver of trial by jury is only intended to apply to “internal actions” brought in state courts in the State of Nevada and does not limit or otherwise affect any right to a jury trial in any other action, suit or proceeding (including in state courts outside of Nevada and U.S. federal courts). Therefore, the limited waiver of trial by jury will not apply to claims brought under the Exchange Act, which are subject to exclusive federal jurisdiction, and will only apply to Securities Act claims if such claims are properly brought in state courts in the State of Nevada and constitute an “internal action” under NRS 78.046.

To the fullest extent permitted by applicable law, any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum and limited jury waiver provisions in our articles of incorporation, except our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws (including the Securities Act and the Exchange Act) and the rules and regulations thereunder.

These exclusive forum and limited jury trial waiver provisions may impose additional costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Nevada, or limit a stockholder’s ability to bring a claim in a judicial forum that such stockholder finds favorable for disputes with us or our directors, officers, employees or stockholders, which in each case may discourage such lawsuits with respect to such claims. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of these exclusive forum provisions. It is possible that a court could find these exclusive forum provisions inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, and we may incur additional costs associated with resolving such matters in other jurisdictions, which could divert our management’s attention and otherwise adversely affect our business, results of operations, financial condition, and cash flows.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and our authorized but unissued shares of preferred stock will be available for future issuance without further vote or action by our stockholders. We may use additional shares for a variety of purposes, including to raise additional capital, to fund acquisitions or as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could also discourage attempts by third parties to obtain control of us through a merger, tender offer or proxy contest or otherwise by making such attempts more difficult or more costly.

Listing

We intend to apply to list our common stock on the NYSE under the symbol “ABGC.”

Transfer Agent and Registrar

The transfer agent and registrar for shares of our common stock will be Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of shares of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares of common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of shares of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have a total of     shares of common stock issued and outstanding. Of these shares of common stock, the      shares sold in this offering are freely transferable without restriction or registration under the Securities Act, except for any shares of common stock purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act (“Rule 144”). The remaining shares of common stock will be “restricted securities,” as that phrase is defined in Rule 144, and are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Rule 144

In general, a person who has beneficially owned shares of our common stock that are restricted shares for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale and (ii) we are subject to, and in compliance with certain of, the Exchange Act periodic reporting requirements for at least 90 days before the sale. If such person has beneficially owned such shares of common stock for at least one year, then the requirement in clause (ii) will not apply to the sale.

Persons who have beneficially owned shares of our common stock that are restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares of common stock immediately after this offering; or

•

the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale provided, in each case, that we are subject to, and in compliance with certain of, the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales must also comply with the manner of sale and notice provisions of Rule 144.

Equity Incentive Plans

We may file one or more registration statements on Form S-8 under the Securities Act to register the shares of common stock reserved for issuance under equity incentive plans that may be in effect from time to time. Such registration statements would become effective immediately upon filing. Shares of common stock covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions and any applicable holding periods, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-up Agreements

In connection with this offering, we, our executive officers, our directors, and Barrick have agreed with the underwriters that, except with the prior written consent of the representatives of the underwriters, we and they will not, subject to certain exceptions, during the period beginning on the date of this prospectus and continuing through the date that is 180 days after the date of this prospectus, offer, sell, contract to sell, pledge, or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for our common stock. The representatives of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of shares of our common stock subject to lock-up agreements. The lock-up agreements are subject to specified exceptions. See “Underwriting.” After this offering, certain of our employees, including our executive officers and/or directors, may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the agreements described above.

Registration Rights

We intend to enter into the Registration Rights Agreement with Barrick, pursuant to which we will grant Barrick and its affiliates certain demand, shelf and piggyback registration rights with respect to shares of our common stock that they will own following the completion of this offering. Subject to the lock-up agreements described above, registration of these shares of common stock under the Securities Act would result in these shares of common stock becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares of common stock held by our affiliates. See “Certain Relationships and Related Party Transactions—Agreements Between Barrick and Our Company—Registration Rights Agreement.”

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following section describes certain U.S. federal income tax consequences to Non-U.S. Holders, as defined below, of owning and disposing of shares of common stock. It does not set forth all tax considerations that may be relevant to a particular person’s decision to acquire common stock.

This section is based on the current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect. Any change or different interpretation could alter the tax consequences to Non-U.S. Holders described in this section. In addition, there can be no assurance that the IRS will not challenge one or more of the tax consequences described in this section. We have not sought, and do not expect to seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with any discussion herein, and its determination may be upheld by a court. We undertake no obligation to publicly update or otherwise revise this summary whether as a result of new U.S. Treasury regulations, Code sections, judicial and administrative interpretations or otherwise.

This section applies only to a Non-U.S. Holder that holds shares of common stock as capital assets for U.S. federal income tax purposes (generally, property held for investment). This section does not include a description of the state, local or non-U.S. tax consequences that may be relevant to Non-U.S. Holders, nor does it address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. In addition, it does not set forth all of the U.S. federal income tax consequences that may be relevant in light of the Non-U.S. Holder’s particular circumstances, including alternative minimum tax consequences, rules conforming the timing of income accruals with respect to the common stock to financial statements under Section 451(b) of the Code, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to Non-U.S. Holders subject to special rules under U.S. federal income tax laws, including:

•	banks or certain other financial institutions;

•	insurance companies;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•

persons holding shares of common stock as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the common stock;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships or S corporations for U.S. federal income tax purposes;

•	persons who acquire shares of our common stock through the exercise of an option or otherwise as compensation;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•	real estate investment trusts or regulated investment companies;

•	qualified foreign pension funds as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	Non-U.S. Holders that are foreign governments and other entities eligible for the benefits of Section 892 of the Code;

•	expatriates or former long-term residents of the United States;

•	persons that own or are deemed to own 5% or more of our common stock (by vote or value), except to the extent specifically set forth below; or

•

persons holding shares of common stock in connection with a trade or business conducted outside of the United States or in connection with a permanent establishment or other fixed place of business outside of the United States.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds shares of common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding shares of common stock and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of owning and disposing of the common stock.

For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of shares of common stock who is for U.S. federal income tax purposes, an individual, corporation, estate or trust, other than:

•	an individual who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust; or (b) it has in effect under applicable U.S. Treasury regulations a valid election to be treated as a U.S. person; or

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source.

The summary of U.S. federal income tax consequences set out below is for general information only. All prospective holders should consult their tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of shares of common stock in their particular circumstances.

Distributions on Common Stock

Distributions of cash or property that we pay in respect of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to the discussions below under “—U.S. Trade or Business Income,” “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of any distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of your tax basis in our common stock (determined separately for each share), and thereafter will be treated as capital gain as described below under “—Sale, Exchange or Other Taxable Disposition of Common Stock.” However, except to the extent that the applicable withholding agent elects otherwise based on a reasonable estimate that we may provide of our current and accumulated earnings and profits for the taxable year of such distribution, such withholding agent must generally withhold at the applicable rate on the entire distribution, in which case you would be entitled to a refund from the IRS for the withholding tax on the portion, if any, of the distribution that exceeded our current and accumulated earnings and profits.

In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, you must provide a proper certification of your entitlement to benefits under the treaty (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). A Non-U.S. Holder that does not timely furnish the required documentation but that qualifies for a reduced treaty rate may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. You should consult your own tax advisor regarding your possible entitlement to benefits under an applicable income tax treaty.

Sale, Exchange or Other Taxable Disposition of Common Stock

Subject to the discussions below under “—U.S. Trade or Business Income,” “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of shares of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business, in which case, such gain will be taxed as described in “—U.S. Trade or Business Income” below (and, if required by an applicable income tax treaty, you maintain a permanent establishment in the U.S. to which such gain is attributable);

•	you are an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest (a “USRPI”) by reason of our status as a USRPHC under Section 897 of the Code at any time during the shorter of the five-year period ending on the date of the disposition and your holding period for the common stock that is the subject of such disposition (the “Applicable Period”), in which case, subject to the exception set forth below, such gain will be subject to U.S. federal income tax.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates in the same manner as a U.S. person. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will generally include such effectively connected gain.

If you are described in the second bullet point above, you will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable income tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources, provided you have timely filed your U.S. federal income tax return with respect to such losses.

With respect to the third bullet point above, in general, a U.S. corporation is a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC. However, so long as our common stock is regularly traded on an established securities market, under applicable U.S. Treasury regulations, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange or other disposition of shares of our common stock, unless the Non-U.S. Holder has owned, directly or by attribution, more than 5% of shares of our common stock during the Applicable Period. If our common stock ceases to be regularly traded on an established securities market, all Non-U.S. Holders would be subject to U.S. federal income tax on a sale or other taxable disposition of shares of our common stock, and a purchaser may be required to withhold and remit to the IRS 15% of the purchase price, unless an exception applies. Our common stock is expected to be listed on the NYSE and we believe that, for as long as our common stock continues to be so listed, our common stock will be treated as “regularly traded on an established securities market.”

Non-U.S. Holders are urged to consult their own tax advisors regarding the potential applicability of these rules as well as any income tax treaty in their particular circumstances.

U.S. Trade or Business Income

Generally, dividend income and gain on the sale, exchange or other taxable disposition of shares of our common stock that is effectively connected with your conduct of a U.S. trade or business (or, if you are eligible for the benefits of an applicable income tax treaty and such treaty requires that such dividends or gain are attributable to a permanent establishment (or, if you are an individual, a fixed base) that you maintain in the

United States) is not subject to U.S. federal withholding tax (provided that you comply with applicable certification and disclosure requirements, including providing a properly executed IRS Form W-8ECI (or successor form)), but will instead generally be subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates in the same manner as a U.S. person. If you are a corporation, such dividends and gain may also be subject to a “branch profits tax” at a 30% rate (or at a lower rate specified by an applicable income tax treaty).

Information Reporting and Backup Withholding

Information returns are required to be filed with the IRS in connection with payments of dividends on our common stock. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides or is established. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to you will generally be exempt from backup withholding if you certify your non-U.S. status by providing a properly executed IRS Form W-8BEN, Form W-8BEN-E or Form W-8ECI, as applicable (or, in each case, a successor form) or otherwise establish an exemption and the applicable withholding agent does not have actual knowledge or reason to know that you are a U.S. person or that the conditions of such other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of shares of our common stock to or through the U.S. office of any broker (U.S. or non-U.S.) will be subject to information reporting and possible backup withholding unless you certify as to your non-U.S. status under penalties of perjury by providing the certification described above to the broker or otherwise establish an exemption, and the broker does not have actual knowledge or reason to know that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of proceeds from the disposition of shares of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related financial intermediary”). In the case of the payment of proceeds from the disposition of shares of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related financial intermediary, the U.S. Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files, such as the certifications described above, that the Non-U.S. Holder is not a U.S. person and the broker has no knowledge to the contrary. You should consult your tax advisor on the application of information reporting and backup withholding in light of your particular circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you will be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

FATCA

Pursuant to Sections 1471 through 1474 of the Code, commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), foreign financial institutions (which include most foreign hedge funds, private equity funds, mutual funds, and other investment vehicles) and certain other foreign entities that do not otherwise qualify for an exemption must comply with information reporting rules with respect to their U.S. account holders and investors or be subject to a withholding tax on U.S. source payments made to them (whether received as a beneficial owner or as an intermediary for another party).

More specifically, a 30% withholding tax may be imposed on dividends on shares of our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) in the case of a foreign financial institution, certain diligence and reporting obligations are undertaken, (ii) in the case of a non-financial foreign entity, the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each of its direct and indirect substantial United States owners, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

FATCA currently applies to payments of dividends made in respect of our common stock. Proposed U.S. Treasury regulations, the preamble to which states that they can be relied upon until final regulations are issued, exempt from FATCA gross proceeds on dispositions of stock. To avoid withholding on dividends, Non-U.S. Holders may be required to provide the applicable withholding agent with applicable tax forms or other information. Prospective Non-U.S. Holders should consult their own tax advisors regarding the effect, if any, of the FATCA provisions to them based on their particular circumstances.

The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a particular Non-U.S. Holder’s situation. Non-U.S. Holders are urged to consult their own tax advisor with respect to the tax consequences to them of the ownership and disposition of shares of our common stock including the tax consequences under state, local, estate, non-U.S. and other tax laws and tax treaties and the possible effects of changes in U.S. or other tax laws.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of common stock indicated in the following table. Goldman Sachs & Co. LLC, BofA Securities, Inc., Citigroup Global Markets Inc. and RBC Capital Markets, LLC are the representatives of the underwriters.

Underwriters	Number of Shares of Common Stock
Goldman Sachs & Co. LLC
BofA Securities, Inc.
Citigroup Global Markets Inc.
RBC Capital Markets, LLC
Total

The underwriters are committed to purchase all of the shares of common stock being offered by this prospectus, other than the shares of common stock covered by the option described below.

The underwriters have an option to purchase up to an additional      shares of common stock from us. They may exercise that option for 30 days after the date of this prospectus. If any shares of common stock are purchased pursuant to this option, the underwriters will severally purchase shares of common stock in approximately the same proportion as set forth in the table above. A purchaser who acquires shares of common stock forming part of the underwriters’ overallotment position acquires such shares of common stock under this prospectus, regardless of whether the overallotment position is ultimately filled through the exercise of the underwriters’ option to purchase additional shares of common stock or secondary market purchases.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock from us.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares of common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $   per share from the initial public offering price. After the initial offering of the shares of common stock, the representatives may change the offering price and the other selling terms. The offering of the shares of common stock by the underwriters is subject to their receipt and acceptance of the shares of common stock being offered and subject to the underwriters’ right to reject any order in whole or in part.

We, our officers, directors and Barrick have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their shares of common stock or securities convertible into or exchangeable for common stock during the period from the date of this prospectus through the date that is 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions. The representatives of the underwriters, in their sole discretion, may release the securities subject to any of the lock-up arrangements described above, in whole or in part, at any time.

Prior to the offering, there has been no public market for the common stock. The initial public offering price has been negotiated among us, Barrick and the representatives of the underwriters. Among the factors considered in determining the initial public offering price of the common stock, in addition to prevailing market conditions, were the historical performance of our business and operations, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our common stock on the NYSE under the symbol “ABGC.” Listing on the NYSE is subject to approval by the NYSE in accordance with its original listing requirements. The NYSE has not conditionally approved our listing application and there is no assurance that it will approve our listing application.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares of common stock for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares of common stock or purchasing shares of common stock in the open market. In determining the source of common stock to cover the covered short position, the underwriters will consider, among other things, the price of common stock available for purchase in the open market as compared to the price at which they may purchase additional shares of common stock pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares of common stock for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares of common stock in the open market. Any naked short position will form part of the underwriters’ over-allocation position. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting commission received by it because the representatives of the underwriters have repurchased shares of common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $  . We have agreed to reimburse the underwriters for certain of their expenses relating to clearance of the offering with the Financial Industry Regulatory Authority, Inc. (“FINRA”) in an amount up to $   as set forth in the underwriting agreement.

The obligations of the underwriters under the underwriting agreement may be terminated at any time before closing of this offering upon the occurrence of certain stated events. We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and Barrick and to other persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the Company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no shares of common stock have been offered or will be offered pursuant to this offering to the public in any Relevant Member State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that an offer to the public in that Relevant Member State of any shares of common stock may be made at any time under the following exemptions under the Prospectus Regulation:

(a) to any legal entity which is a “qualified investor” as defined under Article 2 of the Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than “qualified investors” as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of common stock shall result in a requirement for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and us that it is a qualified investor within the meaning of Article 2 of the Prospectus Regulation.

In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 1(4) of the Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of common stock to the public, other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

No shares of common stock have been offered or will be offered pursuant to this offering to the public in the United Kingdom except that the shares of common stock may be offered to the public in the United Kingdom at any time:

(a) where (i) the offer is conditional on the admission of the shares of common stock to trading on the London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(a) of Schedule 1 of the POATRs); or (ii) the shares of common stock being offered are at the time of the offer already admitted to trading on the London Stock Exchange’s main market (in reliance on the exception in paragraph 6(b) of Schedule 1 of the POATRs);

(b) to any qualified investor as defined in paragraph 15 of Schedule 1 to the POATRs;

(c) to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 to the POATRs) subject to obtaining the prior consent of the relevant underwriters nominated by us for any such offer; or

(d) in any other circumstances falling within Part 1 of Schedule 1 to the POATRs.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares of common stock.

In the United Kingdom, this prospectus is for distribution only to, and is only directed at qualified investors (as defined in paragraph 15 of Schedule 1 to the POATRs) who (i) are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”); (ii) are high net worth entities or other persons falling within Article 49(2)(a) to (d) of the Financial Promotion Order; or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of the Financial Services and Markets Act 2000) in connection with the issue or sale of any shares of common stock may otherwise lawfully be communicated or caused to be communicated (all such persons being referred to as “relevant persons”). This prospectus is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

For the purposes of these provisions, the expression “POATRs” means the Public Offers and Admissions to Trading Regulations 2024.

Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) (the “SFO”) and any rules made thereunder; or (b) in other circumstances which do not result in this prospectus being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore.

Accordingly, the shares of common stock may not be offered or sold, or made the subject of an invitation for subscription or purchase, nor may this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of the shares of common stock be circulated, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.

Japan

The shares of common stock have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares of common stock nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of, Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under Chapter 6D.2 of the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of shares of common stock may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares of common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The shares of common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise, or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares of common stock must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This prospectus relates to an “Exempt Offer” in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of shares of common stock should conduct their own due diligence on the common stock. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

United Arab Emirates

The shares of common stock have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of common stock. Further, this prospectus does not constitute a public offer of shares of common stock in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, Financial Services Regulatory Authority (“FSRA”) or the Dubai Financial Services Authority.

Switzerland

The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, us or the common stock has been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares of common stock will not be supervised by, FINMA, and the offer of shares of common stock has not been and will not be authorized under CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of common stock.

Brazil

The offer and sale of the shares of common stock have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No. 160, dated 13 July 2022, as amended, or unauthorized distribution under Brazilian laws and regulations. The shares of common stock may only be offered to Brazilian Professional Investors (as defined by applicable CVM regulation), who may only acquire the shares of common stock through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these shares of common stock on regulated securities markets in Brazil is prohibited.

Canada

Shares of our common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of our common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. The validity of the shares of common stock offered hereby will be passed upon for us by Brownstein Hyatt Farber Schreck, LLP, Las Vegas, Nevada. Certain legal matters related to this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

The annual carve-out financial statements as of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025 appearing in this prospectus and registration statement have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

The scientific and technical information contained in this prospectus relating to the Nevada Gold Mines Complex, including estimates of mineral resources and mineral reserves, was derived from the Nevada Gold Mines S-K 1300 Technical Report prepared by Mark Roux, Pr.Sci.Nat., Thamsanqa Mahlangu, Pr. Eng., and Timothy Webber, RM SME, each an employee of the Company and a “qualified person” within the meaning of S-K 1300. The scientific and technical information contained in this prospectus relating to the Pueblo Viejo mine, including estimates of mineral resources and mineral reserves, was derived from the Pueblo Viejo S-K 1300 Technical Report prepared by Peter Jones, MAIG, Jeffrey Winterton, PhD, RM SME, Clifford Krall, RM SME, Bassam El Husseini, PhD, P.Eng., and Russell Owen, FAusIMM, each an employee of the Company and a “qualified person” within the meaning of S-K 1300. The scientific and technical information contained in this prospectus relating to the Fourmile Project, including estimates of mineral resources, was derived from the Fourmile S-K 1300 Technical Report prepared by Mark Roux, Pr.Sci.Nat., Thamsanqa Mahlangu, Pr. Eng., Blaine Bovee, SME (Reg.) and Clifford Krall, SME (Reg.), each a “qualified person” within the meaning of S-K 1300 as of the date of the Fourmile S-K 1300 Technical Report and, other than Blaine Bovee, an employee of the Company. Blaine Bovee is an employee of SLR International Corporation, which is not affiliated with us or with any other entity that has an ownership, royalty or other interest in the Fourmile Project. As of the date hereof, none of the qualified persons beneficially owned any of our outstanding shares of common stock.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form S-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information, we refer you to the registration statement and the exhibits filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic and current reports, proxy statements and other information with the SEC. We expect to make these reports and other information filed with or furnished to the SEC available, free of charge, through our website at      as soon as reasonably practicable after the reports and other information are filed with or furnished to the SEC. Additionally, the SEC maintains an internet website at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

The information contained on, or that can be accessed through, the websites referenced in this prospectus is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in making an investment decision to purchase shares of our common stock. We have included the website addresses referenced in this prospectus only as inactive textual references and do not intend them to be active links to such website addresses.

[Financial statements have been omitted from this attachment]

Common Stock

PRELIMINARY PROSPECTUS